Form 10-SB
                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS.

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             HERRIMEN OIL & GAS INC.
                             -----------------------

                 (Name of Small Business Issuer in its charter)

                                     NEVADA
                                     ------

                         (state or other jurisdiction of
                         incorporation or organization)

                                   98-0216152
                            (I.R.S. Employer I.D. No.)

                         #910 - 688 WEST HASTINGS STREET
                         -------------------------------

                           VANCOUVER, BRITISH COLUMBIA
                           ---------------------------

                                     V6B 1P1
                                     -------

              (Address of principal executive offices and zip code)

                                 (604) 692-3233
                                 --------------

                           (Issuer's telephone number)

        Securities to be registered pursuant to Section 12(b) of the Act:
                                      None
                                      ----
        Securities to be registered pursuant to Section 12(g) of the Act:
                          Common Stock, $.001 par value
                          -----------------------------
                      Title of each class to be so registered

                                    CONTENTS
                                                                           PAGE

PART I

Item 1.     Description of Business                                           3
Item 2.     Management's Discussion and Analysis or Plan of Operation         8
Item 3.     Description of Property                                           8
Item 4.     Security Ownership of Certain Beneficial Owners and Management   12
Item 5.     Directors, Executive Officers, Promoters and Control Persons     13
Item 6.     Executive Compensation                                           15
Item 7.     Certain Relationships and Related Transactions                   15
Item 8.     Description of Securities                                        16

PART II

Item 1.     Market Price of and Dividends on the Registrant's Common
            Equity and Other Shareholder Matters                             16
Item 2.     Legal Proceedings                                                16
Item 3.     Changes in and Disagreements with Accountants                    16
Item 4.     Recent Sales of Unregistered Securities                          17
Item 5.     Indemnification of Directors and Officers                        17

PART F/S                                                                     23

PART III

Item 1.     Index to Exhibits                                                39

                             FORWARD LOOKING STATEMENTS

Herrimen Oil & Gas Inc. (the "Company") cautions readers that certain important factors (including without limitation those set forth in this Form 10-SB) may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB registration statement, or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend", "could," "estimate," or "continue," or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

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Page 3

PART I

Item 1:     DESCRIPTION OF BUSINESS
------

History and Organization:
------------------------

Herrimen Oil & Gas Inc. (the "Company") is a corporation organized under the laws of the State of Nevada on November 24, 1998, to explore and develop or participate in the exploration and development of oil and gas properties in California.

Expansion Strategy

The Company intends to continue to acquire interests in properties and leases with the intent of participating in the exploration for oil and gas primarily in, but not limited to, California. The Company anticipates that it will fund the costs of these acquisitions and developments through future purchases of common stock in the Company by private investors. If funds become available from revenues from producing oil and gas wells (which is currently not the case) then those funds may be made available for expansion and for increasing production facilities.

Employees. The Company currently has one full-time employee. This employee (Allen Sewell) is paid by Church Bay Farms Corp., a company which provides management services. Gayle Sewell, Allen Sewell's wife, is president and sole director of Church Bay Farms Corp. The Company has experienced no work stoppages and believes that its employee relations are good.

Risk Factors

Limited Operating History; Development Stage Company. The Company was incorporated under the laws of Nevada on November 24, 1998, and therefore has a limited operating history. For the period from inception to April 30, 2001, the Company has incurred a net loss of US$324,365. In the two years ending
April 30, 2001 the Company has spent $34,037 on exploration and development.
The Company faces all of the risks inherent in a new business. In addition, the Company can only provide limited historical information and financial data about its operations upon which a prospective investor can make an informed decision as to the future prospects of the Company. Estimates with respect to the proved reserves and level of future production attributable to wells in which the Company may participate are difficult to determine and there can be no assurance as to the volume of recoverable reserves that will be realized from such wells. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of their development. The Company's future financial results will depend primarily on its ability to participate in properties which result in the production of hydrocarbons in commercial quantities and on the market prices for oil and natural gas. There can be no assurance that the Company will achieve or sustain profitability or positive cash flows from operating activities in the future.

Competition. The search for viable oil and gas prospects and leases is intensely competitive. It is likely that in seeking future acquisitions, the company will compete with firms which have substantially greater financial and management resources than the Company. The Company may acquire interests in mineral leases and lease acquisition opportunities in known, proven, producing fields, or on unknown, unproven territories or leases with no contiguous

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producing well sites.  The Company's competition is widely diverse, and comes primarily from three sources: (1) those competitors that are seeking oil and gas fields for expansion, further drilling, or increasing production through improved engineering techniques (2) income-seeking entities purchasing a predictable stream of earnings based upon historic production from the field being acquired, and (3) junior companies seeking exploration opportunities in unknown, unproven territories.

Affiliate Transactions. The Company has entered into an agreement (the "Option Agreement") with Brothers Oil & Gas Inc. ("Brothers"), whereby Brothers granted to the Company an option to acquire Brothers' interest in the Pioneer Canal Prospect covering approximately 240 acres in Kern County, California (See Part 1, Item 3 for additional details).

Several members of the Sewell family control Brothers. The directors of Brothers are Allen Sewell and Michael Sewell. Michael Sewell is Allen Sewell's son and Graeme Sewell's brother. Allen Sewell and Graeme Sewell are directors of the Company. Brothers' shareholders are Allen Sewell, his sons Michael Sewell and Brian Sewell, and Nathan Nocke, who is Allen Sewell's step-son. As such, the Company's execution of the Option Agreement with Brothers was not an arm's-length transaction with a non-affiliate. While Allen Sewell has a fiduciary duty to deal fairly with the Company and its shareholders, there is no guarantee that the terms of the transaction were similar to what the Company would have received in an arms' length transaction with a non-affiliate.

No Assurance of Success or Profitability. There can be no assurance that the Company will be able to generate profits or otherwise operate successfully.

No Assurance of Dividends. There can be no assurance that the Company will pay dividends on its capital stock in the foreseeable future. Investors who anticipate the need for immediate income from their investment in the Company's securities should refrain from the purchase of the Company's securities.

"Penny Stock" Rules. Should a market for the Shares develop, the Shares will be subject to rules promulgated by the Securities and Exchange Commission relating to "penny stocks," which apply to non-NASDAQ companies whose stock trades at less than $5.00 per share or whose tangible net worth is less than $2,000,000. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in the security. These rules may restrict the ability of brokers to sell the Company's Common Stock and may affect the ability of purchasers to sell such Common Stock in the secondary market.

Conflicts of Interest. Certain of the directors of the Company are directors, officers and/or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. These directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity to the Company.

General Risks of the Oil and Gas Industry

Dependence on Exploratory Drilling Activities.  The success of the Company's

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participation in the exploration for oil & gas will be materially dependent upon the success of any exploratory drilling programs. Exploratory drilling involves numerous risks, including the risk that no commercially productive oil or natural gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with governmental requirements and shortages or delays in the availability of drilling rigs and the delivery of equipment. The Company's participation in future drilling activities may not be successful, and if unsuccessful, such failure will have a material adverse effect on the Company's results of operations and financial condition.

Volatility of Oil And Natural Gas Prices. The Company's revenues, future rate of growth, results of operations, financial condition and ability to borrow funds or obtain additional capital, as well as the carrying value of its properties, are substantially dependent upon prevailing prices of oil and natural gas. Historically, the markets for oil and natural gas have been volatile, and such markets are likely to continue to be volatile in the future. Prices for oil and natural gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East, the foreign supply of oil and natural gas, the price of foreign imports and overall economic conditions. It is impossible to predict future oil and natural gas price movements with certainty. Declines in oil and natural gas prices may materially adversely affect the Company's financial condition, liquidity, ability to finance planned capital expenditures and results of operations. Lower oil and natural gas prices also may reduce the amount of oil and natural gas that can be produced economically on those properties in which the Company has an interest.

In order to reduce its exposure to short-term fluctuations in the price of oil and natural gas, the Company may periodically enter into hedging arrangements. The Company's hedging arrangements may apply to all or to only a portion of its production and provide only partial price protection against declines in oil and natural gas prices. Such hedging arrangements may expose the Company to risk of financial loss in certain circumstances, including instances where production is less than expected, the Company's customers fail to purchase contracted quantities of oil or natural gas or a sudden, unexpected event materially impacts oil or natural gas prices. In addition, the Company's hedging arrangements, if any, may limit the benefit to the Company of increases in the price of oil and natural gas. As of the date of this document the Company had not engaged in hedging.

Reserve Replacement Risk. In general, the volume of production from oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent the Company participates in successful exploration and development activities or acquires properties containing proved reserves, or both, the proved reserves of the Company will decline as reserves are produced. The Company's ability to profit from future oil and natural gas production is, therefore, highly dependent upon its level of success in finding or acquiring additional reserves. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investment to maintain or expand its asset base of oil and natural gas reserves would be impaired. The failure of an operator of the Company's wells to

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adequately perform operations, or such operator's breach of the applicable agreements, could adversely impact the Company. In addition, there can be no assurance that the Company's future exploration, development and acquisition activities will result in additional proved reserves or that the Company will be able to drill productive wells at acceptable costs. Furthermore, although the Company's revenues could increase if prevailing prices for oil and natural gas increase significantly, the Company's funding and development costs could also increase.

Operating Risks of Oil And Natural Gas Operations. The oil and natural gas business involves certain operating hazards such as well blowouts, craterings, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic gas and other environmental hazards and risks, any of which could result in substantial losses to the Company. The availability of a ready market for the Company's oil and natural gas production also depends on the proximity of reserves to, and the capacity of oil and natural gas gathering systems, pipelines and trucking or terminal facilities. The Company may deliver natural gas through gas gathering systems and gas pipelines that it does not own. Federal and state regulation of natural gas and oil production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect the Company's ability to produce and market its oil and natural gas. In addition, the Company may be liable for environmental damages caused by previous owners of property purchased and leased by the Company or by other parties through whom the Company participates in such properties or leases. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for exploration, development or acquisitions or result in the loss of the Company's properties. In accordance with customary industry practices, the Company's contractors may elect to obtain insurance against some, but not all, of such risks and losses. The Company does not carry business interruption insurance. The Company may elect to self-insure if management believes that the cost of insurance is not excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event not fully covered by insurance could have a material adverse effect on the financial condition and results of operations of the Company. The Company anticipates participating in a substantial percentage of its interests in oil and gas properties on a non-operated basis, which may limit the Company's ability to control the risks associated with oil and natural gas operations.

Technological Changes. The oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. As others use or develop new technologies, the Company may be placed at a competitive disadvantage, and competitive pressures may force the Company to implement such new technologies at substantial cost. In addition, other oil and gas companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before the Company. There can be no assurance that the Company will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company or implemented in the future may become obsolete. In such case, the Company's business, financial condition and results of operations could be materially adversely affected. If the Company is unable to utilize the most advanced commercially available technology, the Company's business, financial condition and results of operations could be materially and adversely affected.

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Page 7

Government Regulation and Environmental Matters. Oil and natural gas operations are subject to various federal, state and local government regulations which may be changed from time to time in response to economic or political conditions. Matters subject to regulation include discharge permits for drilling operations, drilling bonds, reports concerning operations, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity in order to conserve supplies of oil and natural gas. The Company is also subject to changing and extensive tax laws, the effects of which cannot be predicted. Legal requirements are frequently changed and subject to interpretation, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. No assurance can be given that existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect the Company's results of operations and financial condition. The development, production, handling, storage, transportation and disposal of oil and natural gas, by-products thereof and other substances and materials produced or used in connection with oil and natural gas operations are subject to federal, state and local laws and regulations primarily relating to protection of human health and the environment. The discharge of oil, natural gas, or pollutants into the air, soil or water may give rise to significant liabilities on the part of the Company to the government and third parties and may require the Company to incur substantial costs of remediation.

Acquisition Risks. The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and natural gas prices, operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact and their accuracy inherently uncertain. In connection with such an assessment, the Company performs a review of the subject properties that it believes to be generally consistent with industry practices, which may or may not include obtaining a report from an independent geologist. Such a review, however, will not reveal all existing or potential problems nor will it permit a buyer to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of such problems. There can be no assurances that any acquisition of property interests by the Company will be successful and, if unsuccessful, that such failure will not have an adverse effect on the Company's future results of operations and financial condition.

Shortage of Equipment Services, Supplies and Personnel. There is often competition for scarce drilling and completion equipment, services and supplies. There can be no assurance that sufficient drilling and completion equipment, services and supplies will be available when needed. Any such shortages could delay the proposed exploration, development, and sales activities of the Company and could cause a material adverse affect to the financial condition of the Company.

If the demand for, and wage rates of, qualified rig crews rise in the drilling industry then the oil and gas industry may experience shortages of qualified personnel to operate drilling rigs. This could delay the Company's drilling operations and adversely affect its financial condition and results of operations.

The SEC maintains an Internet site (http://www.sec.gov) that contains reports,
                                    ------------------
proxy and information statements, and other information regarding reporting

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issuers.  Once the Company, becomes a reporting issuer, all of its electronic filings with the SEC will be available on the SEC's site.


Item 2:     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
------

The Company was organized for the purpose of engaging in oil and gas exploration and is currently an optionee for oil and gas exploration and production property in California. The Company has current working capital deficit of US$114,477. The Company intends to raise additional funds in order to drill or participate in the drilling of oil and gas wells, make option payments, and to generally meet its further corporate obligations. The Company has arranged with its directors to fund ongoing operating costs, except for management fees due to Allen Sewell. Allen Sewell has agreed to defer payment of management fees until such time as the Company carries out a subsequent financing. The Company intends to raise additional funds in order to drill properties, make option payments, and to generally meet its future corporate obligations.

To date, besides the 2,000,000 founders shares issued to two directors, the Company has conducted five private offerings for total proceeds of US$305,856, pursuant to Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended.

However, one of these offerings has since been rescinded. The three subscribers who took part in the offering for 40,000 common shares at $0.50 per share were offered the right of rescission, which they accepted. They were offered the right of rescission as the Company had conducted two financings at lower prices, near the same time as the offering at $0.50 per share was occurring. The money they advanced was returned in full and the 40,000 common shares that had been issued from the treasury were cancelled. Therefore, to date the Company has raised $265,856, pursuant to Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended.

Management believes that the Company has sufficient working capital on hand or undertakings from directors, officers and major shareholders to fund the operations until December 31, 2001, at which time it believes it will require additional financing.

At this stage of development, the Company cannot provide significant historical information and financial data about its planned operations. Estimations with respect to the proved reserves and level of future production attributable to wells in which the Company may participate are difficult to determine and there can be no assurance as to the volume of recoverable reserves that will be realized from such wells. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of their development. The Company's future financial results will depend primarily on its ability to economically locate and produce hydrocarbons in commercial quantities and on the market prices for oil and natural gas. There can be no assurance that the Company will achieve or sustain profitability or positive cash flows from operating activities in the future.

Item 3:     DESCRIPTION OF PROPERTY
------

The significant properties in which the Company has an interest are described below.

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OFFICE
------

The Company occupies an office of approximately 1000 square feet at Suite 910, 688 West Hastings Street, Vancouver, British Columbia, Canada. The Company believes that such offices will be satisfactory during the near term for the conduct of business. The Company shares this office with three other public companies with some directors in common.

PIONEER CANAL PROSPECT
----------------------

Option Agreement between Brothers and the Company
-------------------------------------------------

By agreement (the "Option Agreement") dated November 27, 1998 between Brothers and the Company, the Company has an option (the "Option") to acquire Brothers' 13% (approximate) interest ("Brothers' Interest") in a property (the "Property") known as the Pioneer Canal Prospect. The Property comprises approximately 240 acres in Kern County, California. The total acreage is divided into 160 acres for the 61-9 Well and 80 acres for the 18 R Well. To date, the Company has paid $45,000 to Brothers on account of the Option. The Option originally terminated on June 30, 1999, but by a letter from Brothers dated June 18, 1999 the option was extended and it was extended again on June 18, 2000. The Option, as amended, terminates if the Company does not pay an additional $750,000 to Brothers by December 31, 2001.

The Pioneer Canal field lies in the central area of the Bakersfield Arch in the
southern San Joaquin basin.   The principal property is referred to as the
Pioneer Canal area of the Canal Oil field located in Township 30 South Range 25 East, Sections 3,4,9,10 in Kern County, California. There is year around access off of existing gravel roads.

Brothers' Interest in the Property
----------------------------------

Enron Oil & Gas Company ("Enron") is the fee simple owner of the Property. Enron, by agreement (the "Lease") dated March 28, 1997, leased to Vaughan Production Company ("Vaughan") the oil and gas rights to the Property. Pursuant to the Lease, Vaughan (on its own and as nominee for Production Specialties Co., Vaughan Exploration, Inc., Sunset Exploration, Inc. and Brothers, collectively, the "Lessees") obtained the right ("Vaughan's Interest") to prospect, mine, drill, and operate on the Property in order to produce oil, gas and other substances. Because Enron gets its 20% royalty off the top. The term of the Lease is three years from March 28, 1997 and for so long after as development or production is maintained by Vaughan in paying quantities on the Property without cessation for more than 120 consecutive days, or such
operations are suspended or excused as provided for in the Lease.    Pursuant to
the terms of the Lease, Enron is entitled to a 20% royalty on oil, gas and other substances within the Property. In addition to a 20% royalty owed to Enron as owners of the Property, the Property is subject to a 2.5% overriding royalty interest in favour of Vaughan, Vaughan Exploration, Inc. and Argonaut Oil & Gas Consultants.

The Lessees subsequently entered into an agreement (the "Farmout") dated September 15, 1997 between Vaughan and others as Farmor, and Elk Slough Partners ("Elk") as Farmee, pursuant to which Elk paid for and drilled an initial test well (the "#18R-3") on the Property. In consideration for the drilling of the #18R-3, Elk earned a 75% working interest ("Elk's Interest") in the #18R-3 and any subsequent wells drilled on the Property. Pursuant to the Farmout, Brothers acquired a 9% working interest ("Brothers' Interest") after payout in the #18R-3.

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Pursuant to an agreement (the "Pasco Agreement") dated November  3, 1997, between Elk and Pasco Pacific Management Corp. ("Pasco"), Pasco acquired one third of Elk's Interest (being a 25% working interest in the Property). Under the terms of the Pasco Agreement, Brothers will earn a further 4% working interest in the Property, thereby reducing Pasco's working interest in the Property to 21%. As a result, Brothers now holds a 13% working interest after payout in the Property pursuant to the Farmout (9%) and the Pasco Agreement (4%).

Brothers entered into a Participation Agreement with First Goldwater Resources Inc. ("First Goldwater") dated March 20, 1998, whereby First Goldwater was to fund a 25% working interest before payout in development of the Pioneer Canal #61-9 Well. After payout Brothers was to earn 8, leaving First Goldwater with a 17% working interest after payout. This agreement was amended on June 23, 1998 to the extent that First Goldwater is to fund a 27.933% working interest before payout to earn an 18.99444% working interest after payout.

If the Company exercises the Option then it will become a party to a joint operating agreement (the "JOA") dated September 29, 1997 with Production Specialties Co. ("Production Specialties") as operator and the Company, among others, as non-operator.

Summary
-------

To date on the Property, the #18R-3 has been drilled as an initial test well and the #61-9 and the #12-10 have been drilled as development wells. By virtue of the Lease, the Farmout, the First Goldwater and the Pasco Agreements, Brothers has a 13% after payout working interest in the Property. Herrimen, by the Option, can acquire that 13% after payout working interest.

The remaining information within this section has been included in this document in order to provide a basic understanding of the properties described herein.
It is intended to serve only as summary of the original reports and geological overviews and is therefore incomplete. Interested persons are advised to read the text of those documents attached hereto or the complete documents in their original format, located at the Company's offices.

#18R-3 Well - Current Status
----------------------------

The following information regarding the #18R-3 well has been extracted from, except for production figures which are the most current available, brief geological overviews of the Pioneer Canal Prospect provided to the Company on February 16, 1998 and July 8, 1999 by Jeffrey K. Vaughan, President and sole shareholder of Vaughan Exploration, Inc., and a Certified Petroleum Geologist. As discussed above, Vaughan Production Company is a party to the JOA. Richard Vaughan, Jeffrey K. Vaughan's father, owns Vaughan Production Company. As a result of these relationships, this information is not from an independent source:

The #18R-3 was drilled to a depth of 9,298 feet. The well initially produced approximately 120 barrels of oil per day, 35 barrels of water per day and 150 thousand cubic feet of gas per day.

The #18R-3 has produced 36,639 barrels of 37-gravity oil since first production in December 1997 through April 30, 2001. It has a current average production rate of 24 barrels of oil per day and 55 barrels of water per day through the use of a pump. The most recent crude price which Production Specialties has

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received for this gravity oil is $26 per barrel.

#61-9 Well - Current Status
---------------------------

The following description of the #61-9 is a summary of and is based upon a report (the "Report") dated March 11, 1998, prepared for Vaughan Exploration, Inc. by Jeffrey K Vaughan. The Report was reviewed and endorsed on March 12, 1998 by David E. Olson, a California Registered Geologist, who has no direct or indirect interest in the property which is the subject of the Report:

Abstract
--------

The #61-9 is a development well in the Pioneer Canal area of the Canal Oil field in Kern County, California. It is a 10,800 foot development well, the #18R-3 being the initial test well on the Property. The #61-9 coordinates are 1,650 feet west and 435 feet south of the NE Corner of Section 9, T.30S/R.25E, MDB&M, Kern County, California.

Land
----

By drilling the #18R-3 and the #61-9, Elk holds the current land block of 200 acres by production of oil and gas from the two wells.

The following information is a summary of and is based upon a brief geological status update on the status of the #61-9 provided to the Company on June 23, 1999 by Jeffrey K. Vaughan:

To date, the #61-9 has produced 50,009 barrels of 37-gravity oil per day. The well produces some gas as a by-product of oil production. This gas is currently being flared as no pipeline is available for sales. The well was originally completed from the Middle Stevens (horizontal) interval below 9,700 feet which swab tested at rates up to 600 barrels of oil per day. That zone was not capable of flowing on it's own and the Upper Stevens interval from 8,965 to 8,978 feet was perforated and added or co-mingled with the Middle Stevens zone.

After perforating the Upper Stevens interval, the well flowed (and produced) at rates up to 206 barrels per day. The well went into production on February 6th, 1999 and is still currently flowing on pump at an average rate of 40 barrels of oil per day and 5 barrels of water per day.

PIONEER CANAL PULV AND OLCESE PROSPECTS
---------------------------------------

The following information is a summary of and is based upon a geological report on the Pulv and Olcese Prospects located in the Pioneer Canal Oil Field in Kern County, California. Jeffrey K. Vaughan provided the geological report to the Company on February 17, 1998:

The Company believes that a greater potential for oil and gas exploration exists in the deeper Pulv zone at approximately 10,700 feet and the Olcese zone at approximately 11,800 feet under the existing land block at Pioneer Canal.

At present, the Company intends to exercise the Option only if the Pulv and Olcese targets are going to be drilled.

The current plans are to await the drilling results from adjacent lands. If the results of such drilling warrant the drilling of a well to test these deeper zones on the Property, then the Operator intends to drill one well to explore both the Pulv and Olcese targets.


Item 4:     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
------

The following table sets forth certain information furnished by current management concerning the ownership of common stock of the Company as of July 31, 2001 of (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Common Stock; (ii) all directors and executive officers; and (iii) directors and executive officers of the Company as a group:

================================================================================
Name and Address of Beneficial      Amount and Nature of       Percent of Class
Owner                               Beneficial Ownership (1)
================================================================================
Allen Sewell                           Nil                         0%
101 Church Bay Road
Saturna Island, B.C.
Canada, V0N 2Y0
--------------------------------------------------------------------------------
Don De Cotiis                          Nil                         0%
Suite 300 - 750 West Pender Street
Vancouver, B.C.
Canada, V6C 2T7
--------------------------------------------------------------------------------
Graeme Sewell                          1,100,000 Common (2)        6.56%
5501 Cliffridge Place
North Vancouver, B.C.
Canada, V7R 4S2
--------------------------------------------------------------------------------
Nick De Cotiis                         1,000,000 Common (2)        5.96%
Suite  300 - 750 West Pender Street
Vancouver, B.C.
Canada, V6C 2CT7
--------------------------------------------------------------------------------
Conrad Clemiss                         Nil                         0%
4905 Chalet Place
North Vancouver, B.C.
Canada, V7R 4X4
--------------------------------------------------------------------------------
Negar Towfigh                          Nil                         0%
1403 Chippendale Road
West Vancouver, B.C.
Canada, V7S 2N7
--------------------------------------------------------------------------------
Prism Holdings Inc.                    1,500,000                   6.5%
PO Box 150 Design House
Providerciales
Turks & Caicos Isles
--------------------------------------------------------------------------------
Scottish Holdings Inc.                 1,500,000                   6.5%
================================================================================

--------------------------------------------------------------------------------
PO Box #344
1 - 5 Castle Street
St. Helier JE2 3RT
Jersey Channel Islands
--------------------------------------------------------------------------------
Mark Zwanski                           1,300,000                   5.6%
3005 St. Marys Avenue
North Vancouver, B.C.
Canada, V7N 1X5
--------------------------------------------------------------------------------
Directors and Officers as a            2,100,000 Common            9.1%
Group (six persons)
================================================================================

(1) Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power.
(2)     Graeme Sewell and Nick De Cotiis own 1,000,000 founder's shares each.

Item 5:     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
------

     The following table sets forth as of July 31, 2001, the name, age, and position of the executive officers and directors of the Company and the term of office of such director:


================================================================================
Name              Age     Position/Office held with the      Appointed to Office
                          Company [1]
================================================================================
Allen Sewell      62      Director                           February 19, 1999
                          President                          February 1, 2001
--------------------------------------------------------------------------------
Graeme Sewell     34      Director                           November 24, 1998
                          Vice President                     February 1, 2001
--------------------------------------------------------------------------------
Nick De Cotiis    41      Director                           January 1, 1999
--------------------------------------------------------------------------------
Conrad Clemiss    32      Director                           February 19, 1999
--------------------------------------------------------------------------------
Don De Cotiis     44      Director                           March 22, 1999
--------------------------------------------------------------------------------
Negar Towfigh     28      Corporate Secretary                February 19, 1999
================================================================================

(1) Pursuant to the Company's Articles of Incorporation, all directors serve until such time as their successor has been elected and qualifies.

     ALLEN SEWELL (Graeme Sewell's father) Mr. Sewell has been President and Director of Brothers Oil & Gas Inc. since 1997, and President and Director of ELK Slough Pipeline Co. since April 1981. In his role with these companies he is responsible for day-to-day management, acquisitions and financial operations. Mr. Sewell is also a director of First Goldwater Resources Inc. Mr. Sewell has also been involved in real estate development including land acquisition, rezoning, development and financing since 1969. Mr. Sewell was previously the

Manager of Administration for the National Real Estate Division of  The
Permanent.

     GRAEME SEWELL (Allen Sewell's son) Mr. Sewell is currently President and a Director of Condor Gold Fields Inc. He is also a Director of First Goldwater Resources Inc. Mr. Sewell has 12 years' experience in finance and accounting and is responsible for negotiating contracts and arranging financings for the Company and for several other companies. Mr. Sewell has participated in the financing of numerous oil and gas, resource and technology companies. Mr. Sewell was formerly with Canaccord Capital Corporation as a Sales Assistant and from February 1996 to November 1998 as an Investment Advisor. Prior to this Mr. Sewell was an accountant with Amisano Hanson, Chartered Accountants from June 1991 to July 1994.

     NICK DE COTIIS (Don De Cotiis' brother) Mr. De Cotiis is a Director of the De Cotiis Group of Companies, which specialize in commercial and residential real estate development and venture capital investment. Mr. De Cotiis is currently a director of the following public companies: Venture Pacific Development Corp., First Castle Enterprises Inc., First Harbour Enterprises Inc., First Tower Enterprises Inc., Braiden Resources Ltd., Rocraven Resources Ltd., Fairhaven Resources Ltd., Golden Trump Resources Ltd. and Silverstone Resources Ltd. Mr. De Cotiis has more than 20 years' experience in commercial and residential real estate development including land acquisition, development, design, building, marketing and management of multi-family residential projects and commercial projects. Mr. De Cotiis has knowledge and experience of the workings of publicly traded companies, specifically in the areas of corporate finance, investor relations, business development and regulatory filing requirements.

     CONRAD CLEMISS Mr. Clemiss has over 14 years of experience in the securities industry. Since 1995 Mr. Clemiss has been a Director and Officer of First Goldwater Resources Inc. He is currently a Director of Venture Pacific Development Corporation and Habanero Resources Inc. Mr. Clemiss was formerly with Canaccord Capital Corporation and Yorkton Securities Inc. Mr. Clemiss has knowledge and experience of the workings of publicly traded companies, specifically in the areas of investor relations and business development.

     DON DE COTIIS (Nick De Cotiis' brother) Mr. De Cotiis is a Director of the De Cotiis Group of Companies, which specialize in commercial and residential real estate development and venture capital investment. Mr. De Cotiis is currently a director of Venture Pacific Development Corp., First Tower Enterprises Inc., First Goldwater Resources Inc, First Castle Enterprises Inc., First Harbour Enterprises Inc., Braiden Resources Ltd., Rocraven Resources Ltd., Fairhaven Resources Ltd., Golden Trump Resources Ltd., Habanero Resources Inc. and Silverstone Resources LtdMr. De Cotiis has more than 20 years' experience in commercial and residential real estate development including land acquisition, development, design, building, marketing and management of multi-family residential projects and commercial projects. Mr. De Cotiis has knowledge and experience of the workings of publicly traded companies, specifically in the areas of corporate finance, investor relations, business development and regulatory filing requirements.

     NEGAR TOWFIGH runs her own consulting firm where she specializes in structuring companies from incorporation to a listing on the CDNX or OTCBB; she assists companies with initial public offerings and handles all regulatory filings. She has previously been employed in the investment industry with several brokerage houses including Canaccord Capital Corporation, Nesbitt Burns Inc., RBC Dominion and Pacific International Securities Inc. She graduated with a Bachelor of Commerce in Finance from the University of British Columbia in 1995.

Item 6:     EXECUTIVE COMPENSATION
------

                           SUMMARY COMPENSATION TABLE
      (For the Period from Inception (November 24, 1998) to April 30, 2001)

==========================================================================================================================
                                                              SUMMARY COMPENSATION TABLE
==========================================================================================================================
                                                                                Long Term Compensation
==========================================================================================================================
                                           Annual Compensation                        Awards          Payouts
==========================================================================================================================
Name                                                                  Restricted        Securities
   and                                             Other Annual         Stock           Underlying     LTIP       All Other
Principle                                  Bonus    Compensation        Award(s)       Options/SARs   Payouts   Compensation
 Position            Year    Salary ($)     ($)         ($)              ($)                (#)         ($)          ($)
==========================================================================================================================
Allen Sewell [1]     2001     $12,000     Nil          Nil             Nil                 Nil          Nil        Nil
President
==========================================================================================================================
Graeme Sewell [2]    2001     $36,000     Nil          Nil             Nil                 Nil          Nil        Nil
President            2000     $48,000     Nil          Nil             Nil                 Nil          Nil        Nil
                     1999     $24,000     Nil          Nil             Nil                 Nil          Nil        Nil
==========================================================================================================================

[1] During the period from February 1, 2001 to April 30, 2001, Allen Sewell's salary was paid by Church Bay Farms Corp. Gayle Sewell (Allen Sewell's wife) is president and the sole director of Church Bay Farms Corp.

[2] During the period from February 1999 to January 31, 2001, while Graeme Sewell was President of the Company, his salary was paid by 463563 B.C. Limited, a company wholly-owned by Graeme Sewell.

Item 7:     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
------

The Company has entered into an agreement (the "Option Agreement") with Brothers Oil & Gas Inc. ("Brothers"), a company whose president is Allen Sewell, whereby Brothers granted to the Company an option to earn approximately 13% of two gas wells in California. To date, payments of $45,000 have been made to Brothers in consideration for the option. Several members of the Sewell family control Brothers. The directors of Brothers are Allen Sewell and Michael Sewell, who is Allen Sewell's son. Allen Sewell is president and a director of the Company.
As such, the Company's execution of the Option Agreement with Brothers was not an arm's length transaction with a non-affiliate. While Allen Sewell has a fiduciary duty to deal fairly with the Company and its shareholders, there is no guarantee that the terms of the transaction were similar to what the Company would have received in an arms' length transaction with a non-affiliate.

Item 8:     DESCRIPTION OF SECURITIES
------

Common Stock     The Company's Articles of Incorporation authorize it to issue
------------
up to 50,000,000 Common Shares, par value $.001 per Common Share. All outstanding Common Shares are legally issued, fully paid and non-assessable.

Liquidation Rights     Upon liquidation or dissolution, each outstanding Common
------------------
Share will entitle the holder to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights     There are no limitations or restrictions upon the rights of
---------------
the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends if any, will depend upon, among other considerations, the Company's need for working capital and its financial condition at the time.

Voting Rights     Holders of Common Shares of the Company are entitled to cast
-------------
one vote for each share held at all shareholders meetings for all purposes.

Other Rights     Common Shares are not redeemable, have no conversion rights and
------------
carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

PART II

Item 1:     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
------
            OTHER SHAREHOLDER MATTERS

There currently is no public trading market for the Company's common stock.
The Company has a total of 23,052,610 common shares issued, 10,545,000 of which bear restrictive legends that could be sold under Rule 144.

Since its inception, the Company has not paid any dividends on its common stock and the Company does not anticipate that it will pay dividends in the foreseeable future.

As at July 31, 2001, the Company had forty-six shareholders of record. The transfer agent for the Company is Computershare Investor Services, at 12039 West Alameda Parkway, Suite Z-2, Lakewood, Colorado, 80228, USA.

Item 2:     LEGAL PROCEEDINGS
------

     No legal proceedings are reportable pursuant to this item.


Item 3:     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
------

     No change in accountant is reportable pursuant to this item.

Item 4:     RECENT SALES OF UNREGISTERED SECURITIES
------

Founder Shares

Upon incorporation, the Company issued 1,000,000 shares to Graeme Sewell and 1,000,000 shares to Nick De Cotiis at a price of $0.001 per share pursuant to
Section 4(2) of the Securities Act of 1933.

504 Offerings
-------------

The following shares of the Company were issued under the exemption from registration provided by Rule 504 of Regulation D promulgated under the Securities Act of 1933:

      From the time of its incorporation through April of 1999, the Company issued 13,647,610 common shares as follows: 13,274,277 unrestricted shares at a price of $0.015 per share; 333,333 unrestricted shares at a price of $0.02 per share; and 40,000 unrestricted shares at a price of $0.50 per share, which were later rescinded.

      In July of 1999 the Company issued a further 1,125,000 restricted common shares at a price of $0.015 per share.

      In May of 2000, the Company issued an additional 6,320,000 restricted common shares at a price of $0.01 per share.

All of the shares were purchased by directors and officers of the Company and close friends and relatives of the directors and officers of the Company. The total proceeds from the offerings described in this Item, excluding the rescinded shares, was $287,856 and all of the shares were sold for cash.

Item 5:     INDEMNIFICATION OF DIRECTORS AND OFFICERS
------

Section 78.7502 of the Nevada general corporation law provides as follows:

(1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(3) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

Section 78.751 of the Nevada general corporation law also provides as follows:

(1) Any discretionary indemnification under NRS 78.7502, unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

      (a)     By the stockholders;
      (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
      (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or
      (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

(2) The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

(3) The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

      (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

      (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Section 78.752 of the Nevada general corporation statutes also provides as follows:

(1) A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

(2) The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

      (a)     The creation of a trust fund.
      (b)     The establishment of a program of self-insurance.
      (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.
      (d)     The establishment of a letter of credit, guaranty or surety.

      No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

(3) Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

(4)   In the absence of fraud:

      (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and
      (b)     The insurance or other financial arrangement;
              (i)     Is not void or voidable; and
              (ii) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

(5) A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

The Company's articles of incorporation also provide as follows:

No director or officer shall have personal liability to the Company or its shareholders for damages for breach of fiduciary duty as a director or officer, but nothing herein shall eliminate or limit the liability of a director or officer for:

      (a)     Acts or omissions not in good faith;

      (b) Acts or omissions which involve intentional misconduct, fraud or violation of law;

      (c) Acts or omissions in breach of the director's or officer's duty of loyalty to the Company or its shareholders;

      (d) Acts or omissions from which the director or officer derived an improper personal benefit; or

      (e)     Payment of dividends in violation of law.

The Company shall indemnify, to the full extent and in the manner permitted under the laws of Nevada and any other applicable laws, any person made or threatened to be made a party to an action or proceed-ing, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company or served any other enterprise as a director or officer at the request of the Company; such right of indemnification shall also be applicable to the executors, administrators and other similar legal representative of any such director or officer. The provisions of this Section shall be deemed to be a contract between the Company and each director and officer who serves in such capacity at any time while this Section is in effect, and any repeal or modification of this Section shall not affect any rights or obligations then existing with respect to any state of facts then existing or any action, suit or proceeding brought based in whole or in part upon any such state of facts. The foregoing rights of indemnification shall not be deemed exclusive of any other rights to which any director or officer or his legal representative may be entitled apart from the provisions of this Section.

The Company's bylaws provide as follows with respect to indemnification and insurance:

The Company shall indemnify, to the full extent and in the manner permitted under the laws of Nevada and any other applicable laws, any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company or served any other enterprise as a director or officer at the request of the Company; such right of indemnification shall also be applicable to the executors, administrators and other similar legal representative of any such director or officer. The provisions of this Section shall be deemed to be a contract between the Company and each director and officer who serves in such capacity at any time while this
Section is in effect, and any repeal or modification of this Section shall not affect any rights or obligations then existing with respect to any state of facts then existing or any action, suit or proceeding brought based in whole or in part upon any such state of facts. The foregoing rights of indemnification shall not be deemed exclusive of any other rights to which any director or officer or his legal representative may be entitled apart from the provisions of this Section. The following provisions shall govern indemnification under this
Section:

      Each person indemnified by the Company must promptly after receipt of written notice of any demand or claim or the commencement of any action, suit or proceeding within the Company's indemnification obligation shall immediately notify the Company in writing.

      The Company shall have the right, by notifying the party who asserts a claim for indemnification within thirty (30) days after the Company's receipt of the notice of the claim or demand, to assume the entire control of the defense, compromise, or settlement of the action, suit or proceeding, including employment of counsel of the Company's choice. The party who asserts the right to indemnification under this Section shall have the right to participate, at such party's expense and with counsel of such party's choice, in the defense, compromise, or settlement of the matter.

      The Company's indemnification obligations shall be binding on the Company and its successors and assigns and shall enure to the benefit of and, where applicable, shall be binding on each party entitled to indemnification and his or her successors and assigns. The Company may prospectively amend, modify or revoke the provisions of this Section concerning indemnification.

      Each party entitled to indemnification under this Section expressly and unconditionally waives, in connection with any suit, action or proceeding brought by such party concerning indemnification under this Section, any and every right such person may have to: (a) injunctive relief; (b) a trial by jury; (c) interpose any counterclaim; and (d) have such suit, action or proceeding consolidated with any other or separate suit, action or proceeding. Nothing in this Section shall prevent or prohibit the Company from instituting or maintaining a separate action against any party who asserts a claim for indemnification under this Section.

      This indemnity provision and the rights and obligations of the parties under this Section shall in all respects be governed by, and construed and enforced in accordance with, the laws of the State of Nevada applicable to the interpretation, construction and enforcement of indemnities (without giving effect to Nevada's principles of conflicts of law).

      Each party who asserts a claim for indemnification under this Section irrevocably submits to the jurisdiction of and venue in of any Nevada state court or United States District Court sitting in Washoe County, Nevada, over any suit, action or proceeding arising from or relating to indemnification under this Section, and agrees that any suit, action or proceeding concerning or relating to a claim for indemnification under this Section shall be commenced and maintained in such courts. Each such party agrees and consents that, in addition to any other methods of service of process provided for under applicable law, all service of process in any such suit, action or proceeding may be made by certified or registered mail, return receipt requested, directed to such person at his or her respective address, and such service shall be complete five (5) days after mailing.

The Company has not currently made any arrangements regarding insurance but may do so in the future.

Part F/S: Index to Financial Statements
---------

     Balance Sheets of the Company as of April 30, 2001 and 2000, as well as related statements of operations, cash flows and stockholders' equity (deficiency) for the years ended April 30, 2001 and 2000, the period from November 24, 1998 (Date of Inception of the Exploration Stage) to April 30, 1999 and the period from November 24, 1998 (Date of Inception of the Exploration Stage) to April 30, 2001, as required by Item 310 of Regulation S-B are furnished below:

                             HERRIMEN OIL & GAS INC.

                         (An Exploration Stage Company)

                         REPORT AND FINANCIAL STATEMENTS

                             April 30, 2001 and 2000

                             (Stated in US Dollars)
                              --------------------

TERRY AMISANO LTD.                                             AMISANO HANSON
KEVIN HANSON, C.A.                                         CHARTERED ACCOUNTANTS


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

To the Stockholders,
Herrimen Oil & Gas Inc.

We have audited the accompanying balance sheets of Herrimen Oil & Gas Inc. (An Exploration Stage Company) as of April 30, 2001 and 2000 and the related statements of operations, cash flows and stockholders' equity (deficiency) for the years ended April 30, 2001 and 2000, the period from November 24, 1998 (Date of Inception of the Exploration Stage) to April 30, 1999 and the period from November 24, 1998 (Date of Inception of the Exploration Stage) to April 30, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Herrimen Oil & Gas Inc. as of April 30, 2001 and 2000 and the results of its operations and its cash flows for the years ended April 30, 2001 and 2000, the period from November 24, 1998 (Date of Inception of the Exploration Stage) to April 30, 1999 and the period from November 24, 1998 (Date of Inception at the Exploration Stage) to April 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the company will continue as a going concern. As discussed in
Note 1 to the financial statements, the company is in the exploration stage, and has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada                                           /s/ Amisano Hanson
June 21, 2001                                              Chartered Accountants

SUITE 604 - 750 WEST PENDER STREET                 TELEPHONE:     (604) 689-0188
VANCOUVER, CANADA                                  FACSIMILE:     (604) 689-9773
V6C 2T7                                            E-MAIL:     amishan@telus.net

                             HERRIMEN OIL & GAS INC.
                         (An Exploration Stage Company)
                                 BALANCE SHEETS
                          as of April 30, 2001 and 2000
                             (Stated in US Dollars)
                              --------------------


                             ASSETS                        2001       2000
                             ------                        ----       ----
Current
   Cash                                                $    2,367    $    1,750

Capital assets - Notes 3 and 6                              7,968         9,374
Oil and gas properties - Notes 4 and 6                     70,000        86,500
                                                       ----------    ----------
                                                       $   80,335    $   97,624
                                                       ==========    ==========

                                   LIABILITIES
                                   -----------
Current
   Accounts payable - Note 6                           $   86,844    $   34,662
   Advances payable - Note 6                               30,000        30,000
                                                       ----------    ----------
                                                          116,844        64,662
                                                       ----------    ----------

                        STOCKHOLDERS' EQUITY (DEFICIENCY)
                        ---------------------------------

Capital stock - Notes 5 and 9                             224,656       224,656
Stock subscriptions - Notes 5 and 9                        63,200        58,200
Deficit accumulated during the exploration stage         (324,365)     (249,894)
                                                       ----------    ----------
                                                          (36,509)       32,962
                                                       ----------    ----------
                                                       $   80,335    $   97,624
                                                       ==========    ==========

Nature and Continuance of Operations - Note 1
Subsequent Event - Note 9




APPROVED BY THE DIRECTORS:



/s/ Allen C. Sewell  , Director                   /s/ Graeme Sewell  , Director
-------------------                               -----------------


                              SEE ACCOMPANYING NOTES

                             HERRIMEN OIL & GAS INC.
                         (An Exploration Stage Company)
                            STATEMENTS OF OPERATIONS
 for the years ended April 30, 2001 and 2000, the period from November 24, 1998 (Date of Inception of Exploration Stage) to April 30, 1999 and the period from
  November 24, 1998 (Date of Inception of Exploration Stage) to April 30, 2001
                             (Stated in US Dollars)
                              --------------------

                                                                                November 24,          November 24,
                                                                               1998 (Date of         1998 (Date of
                                                                                Inception of          Inception of
                                                                               the Exploration       the Exploration
                                                                                  Stage) to             Stage) to
                                                                                  April 30,             April 30,
                                             2001             2000                   1999                 2001
                                             ----             ----                   ----                 ----
General and Administrative Expenses
   Administration fees - Note 6          $     -          $    7,027           $    7,500             $   14,527
   Audit and accounting                       3,000            6,738                2,000                 11,738
   Amortization                               1,406            1,654                  735                  3,795
   Consulting fees - Note 6                    -                -                   2,000                  2,000
   Filing fees                                  150            4,075                 -                     4,225
   Legal fees                                 4,991           17,205               23,123                 45,319
   Management fees - Note 6                  48,000           48,000               24,000                120,000
   Office and miscellaneous                     881            2,046                6,004                  8,931
   Promotion                                   -              11,770               24,183                 35,953
   Rent - Note 6                               -               1,432                 -                     1,432
   Telephone                                   -               1,282                1,768                  3,050
   Transfer agent                             1,543            3,099                  750                  5,392
   Travel and auto                             -               8,157               15,309                 23,466
                                         ----------       ----------           ----------             ----------
Loss before other                            59,971          112,485              107,372                279,828
Other
   Exploration and development
     expenses                                  -              26,537                7,500                 34,037
   Cost recovery - Note 6                      -              (4,000)                -                    (4,000)
   Write off of oil and gas property         14,500             -                    -                    14,500
                                         ----------       ----------           ----------             ----------

Net loss for the period                  $   74,471       $  135,022           $  114,872             $  324,365
                                         ==========       ==========           ==========             ==========

Basic loss per share                     $     0.00       $     0.01           $     0.03
                                         ==========       ==========           ==========

Weighted average number of shares
   outstanding                           22,802,610       19,662,610            4,329,522
                                         ==========       ==========           ==========

                             SEE ACCOMPANYING NOTES

                             HERRIMEN OIL & GAS INC.
                         (An Exploration Stage Company)
                            STATEMENTS OF CASH FLOWS
 for the years ended April 30, 2001 and 2000, the period from November 24, 1998 (Date of Inception of Exploration Stage) to April 30, 1999 and the period from
  November 24, 1998 (Date of Inception of Exploration Stage) to April 30, 2001
                             (Stated in US Dollars)
                              --------------------

                                                                                November 24,          November 24,
                                                                               1998 (Date of         1998 (Date of
                                                                                Inception of          Inception of
                                                                               the Exploration       the Exploration
                                                                                  Stage) to             Stage) to
                                                                                  April 30,             April 30,
                                             2001             2000                   1999                 2001
                                             ----             ----                   ----                 ----
Cash Flows used in Operating Activities
   Net loss for the period               $  (74,471)      $ (135,022)          $ (114,872)            $ (324,365)
   Add: items not affecting cash
    Amortization                              1,406            1,654                  735                  3,795
    Write off of oil and gas property        14,500             -                    -                    14,500
   Change in non-cash working capital
    balances related to operations
     Prepaid expenses                          -               1,432               (1,432)                  -
     Accounts payable                        52,182           22,090               12,572                 86,844
     Advances payable                          -              30,000                 -                    30,000
                                         ----------       ----------           ----------             ----------

Net cash used in operating activities        (6,383)         (79,846)            (102,997)              (189,226)
                                         ----------       ----------           ----------             ----------

Cash Flows from Financing Activities
   Common stock issued                         -              (3,125)             227,781                224,656
   Common stock subscriptions                 5,000           41,325               16,875                 63,200
                                         ----------       ----------           ----------             ----------

Net cash from financing activities            5,000           38,200              244,656                287,856
                                         ----------       ----------           ----------             ----------

Cash Flows from (used in) Investing
 Activities
   Acquisition of capital assets               -                -                 (11,763)               (11,763)
   Acquisition of oil and gas properties       -              (2,500)             (84,000)               (86,500)
   Proceeds on disposal of oil and gas
     property                                 2,000             -                    -                     2,000
                                         ----------       ----------           ----------             ----------

Net cash from (used in) investing
 activities                                   2,000           (2,500)             (95,763)               (96,263)
                                         ----------       ----------           ----------             ----------


                                                                        /Cont'd.

                             SEE ACCOMPANYING NOTES

                                                                       Continued
                             HERRIMEN OIL & GAS INC.
                         (An Exploration Stage Company)
                            STATEMENTS OF CASH FLOWS
 for the years ended April 30, 2001 and 2000, the period from November 24, 1998 (Date of Inception of Exploration Stage) to April 30, 1999 and the period from
  November 24, 1998 (Date of Inception of Exploration Stage) to April 30, 2001
                             (Stated in US Dollars)
                              --------------------

                                                                                November 24,          November 24,
                                                                               1998 (Date of         1998 (Date of
                                                                                Inception of          Inception of
                                                                               the Exploration       the Exploration
                                                                                  Stage) to             Stage) to
                                                                                  April 30,             April 30,
                                             2001             2000                   1999                 2001
                                             ----             ----                   ----                 ----
   Net increase (decrease) in
     cash during the period                     617          (44,146)               45,896                 2,367

Cash, beginning of the period                 1,750           45,896                  -                     -
                                         ----------       ----------           -----------            ----------

Cash, end of the period                  $    2,367       $    1,750           $    45,896            $    2,367
                                         ----------       ----------           -----------            ----------

                             SEE ACCOMPANYING NOTES

                             HERRIMEN OIL & GAS INC.
                         (An Exploration Stage Company)
                 STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)
   for the period November 24, 1998 (Date of Inception of Exploration Stage) to
                                 April 30, 2001
                             (Stated in US Dollars)
                              --------------------

                                                                                              Deficit
                                                                                            Accumulated
                                                                            Additional       During the
                                                Common Shares                Paid-in        Exploration
                                                -------------
                                                #         Par Value          Capital            Stage          Total
                                              ------      ---------          -------            -----          -----
Stock issued pursuant to private
placement agreements  - at $0.001            2,000,000   $    2,000        $     -            $     -       $    2,000
                      - at $0.015           13,274,277       13,274           185,840               -          199,114
                      - at $0.02               333,333          333             6,334               -            6,667
                      - at $0.50                40,000           40            19,960               -           20,000
                      - at $0.015            1,125,000        1,125            15,750               -           16,875
                                            ----------   ----------        ----------         ----------     ---------
                                            16,772,610       16,772           227,884               -          244,656
Net loss for the period                           -            -                 -              (114,872)     (114,872)
                                            ----------   ----------        ----------         ----------     ---------

Balance, April 30, 1999                     16,772,610       16,772           227,884           (114,872)      129,784

Stock rescission      - at $0.50               (40,000)         (40)          (19,960)              -          (20,000)
Stock subscriptions   - at $0.01             5,820,000        5,820            52,380               -           58,200
Net loss for the year                             -            -                 -              (135,022)     (135,022)
                                            ----------   ----------        ----------         ----------     ---------

Balance, April 30, 2000                     22,552,610       22,552           260,304           (249,894)       32,962

Stock subscriptions   - at $0.01               500,000          500             4,500               -            5,000
Net loss for the year                             -            -                 -               (74,471)      (74,471)
                                            ----------   ----------        ----------         ----------     ---------

Balance, April 30, 2001                     23,052,610   $   23,052        $  264,804         $ (324,365)    $ (36,509)
                                            ==========   ==========        ==========         ==========     =========


                             SEE ACCOMPANYING NOTES

                             HERRIMEN OIL & GAS INC.
                         (An Exploration Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                             April 30, 2001 and 2000
                             (Stated in US Dollars)
                              --------------------


Note 1  Nature and Continuance of Operations
        ------------------------------------

        The company is in the exploration stage and is in the process of exploration and development of oil and gas properties in California, USA, and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for oil and gas properties is dependent upon the discovery of economically recoverable reserves, confirmation of the company's interest in the underlying properties, the ability of the company to obtain the necessary financing to satisfy the expenditure requirements of property agreements and complete the development of the properties, and upon future profitable production or proceeds from the sale thereof.

        These financial statements have been prepared on a going concern basis. The company has a working capital deficiency of $114,477 as of April 30, 2001 and has accumulated a deficit of $324,365 since incorporation. Its ability to continue as a going concern is dependent upon the ability of the company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time. The company has historically satisfied its capital needs primarily by issuing equity securities. Management plans to continue to provide for its capital needs during the year ended April 30, 2002 by the continued development of its oil and gas properties and the issuance of common stock. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the company be unable to continue as a going concern.

        The company was incorporated in Nevada, USA on November 24, 1998, as Herrimen Oil & Gas Inc. and commenced operations at that time.

Note 2  Summary of Significant Accounting Policies
        ------------------------------------------

        The financial statements of the company have been prepared in conformity with accounting principles generally accepted in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may vary from these estimates.

        The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

HERRIMEN OIL & GAS INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2001 and 2000
(Stated in US Dollars) - Page 2
--------------------


Note 2  Summary of Significant Accounting Policies - (cont'd)
        ------------------------------------------

        Exploration Stage Company
        -------------------------

        The company is an exploration stage company as defined in Statement of Financial Accounting Standards No. 7 "Accounting and Reporting by Development Stage Enterprises". The company is devoting substantially all of its present efforts to the business of exploration and development of oil and gas properties in California. All losses accumulated since incorporation have been considered as part of the company's exploration stage activities.

        Capital Assets and Amortization
        -------------------------------

        The company records office equipment additions at cost and provides for amortization at a rate of 15% per annum using the declining balance method.

        Impairment of Long-lived Assets
        -------------------------------

        The company reports the impairment of long-lived assets and certain identifiable intangibles in accordance with Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of". Certain long -lived assets and identifiable intangibles held by the company are reviewed for impairment whenever assets or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Accordingly, an impairment loss is recognized in the period it is determined.

        Oil and Gas Project Costs
        -------------------------

        The company follows the successful efforts method of accounting for oil and gas producing activities. Cost to acquire interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs are aggregated by country. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying unproved properties are expensed.

        No gains or losses are recognised on the sale or disposition of oil and gas properties except when there is a material disposition of reserves of a country. All other proceeds are credited against the cost of the related properties.

HERRIMEN OIL & GAS INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2001 and 2000
(Stated in US Dollars) - Page 3
--------------------

Note 2  Summary of Significant Accounting Policies - (cont'd)
        ------------------------------------------

        Oil and Gas Project Costs - (cont'd)
        -------------------------

        Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the company's experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depleted by the unit-of-production method based on estimated proved reserves.

        Environmental Costs
        -------------------

        Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of:

        i)     completion of a feasibility study: or
        ii) the company's commitments to a plan of action based on the then known facts.

        Values
        ------

        The amounts shown for oil and gas project costs represent costs to date and to not necessarily reflect present or future values.

        Foreign Currency Translation
        ----------------------------

        Foreign currency transactions are translated into US dollars, the functional and reporting currency, by the use of the exchange rate in effect at the date of the transaction in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation". At each balance sheet date, recorded balances that are denominated in a currency other than US dollars are adjusted to reflect the current exchange rate.

        Basic Loss Per Share
        --------------------

        The company reports basic loss per share in accordance with Statement of Financial Accounting Standards No. 128 "Earnings per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period.

HERRIMEN OIL & GAS INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2001 and 2000
(Stated in US Dollars) - Page 4
---------------------

Note 2  Summary of Significant Accounting Policies - (cont'd)
        ------------------------------------------

        Income Taxes
        ------------

        The company uses the asset and liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes".

        Fair Value of Financial Instruments
        -----------------------------------

        The carrying values of cash, accounts payable and advances payable approximate fair value because of the short-term maturity of those instruments.

Note 3  Capital Assets - Note 6
        --------------

                                                     Accumulated            Net Carrying Amount
                                        Cost         Amortization           2001          2000
                                        ----         ------------           ----          ----
Office equipment                    $  11,763      $   3,795            $   7,968       $   9,374
                                    =========      =========            =========       =========

Note 4  Oil and Gas Properties - Note 6
        ----------------------

        Midway Oil and Gas Lease                       2001          2000
                                                       ----          ----

           Acquisition cost                          $    -        $  16,500

        Pioneer Canal Project

           Acquisition costs                            70,000        70,000
                                                     ---------     ---------
                                                     $  70,000     $  86,500
                                                     ---------     ---------


        i)     Midway Oil and Gas Lease

        By a participation agreement dated December 16, 1998, the company had the right to earn a 5% working interest in 4,000 acres of oil and gas leased lands located in the State of California, USA subject to the following terms:

           a)     payment of $15,000 due and payable as follows:
                  $10,000 by December 23, 1998 (paid);
                  $ 2,500 by March 12, 1999 (paid); and
                  $ 2,500 by June 30, 1999 (paid).
           b)     payment of a $1,500 finders fee (paid)

HERRIMEN OIL & GAS INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2001 and 2000
(Stated in US Dollars) - Page 5
---------------------

Note 4  Oil and Gas Properties - Note 6 - (cont'd)
        ----------------------

        i)     Midway Oil and Gas Lease - (cont'd)

           c) payment of a 5% proportionate share of all exploration and development costs $7,500 paid during the period ended April 30, 1999; and $26,425 paid during the year ended April 30, 2000.

        This agreement was subject to a reserved royalty interest payable to the original vendors.

        On January 1, 2001, the company abandoned its interest in the Midway Oil and Gas Lease and received a refund of $2,000. The remaining balance of the acquisition costs totalling $14,500 were written-off at that time.

        ii)     Pioneer Canal Project

        By an option agreement dated November 27, 1998, the company paid $45,000 to a company with a common director for an option on two wells in the Pioneer Canal Project located in Kern County in the State of California, USA. In addition, the company paid a $25,000 finder's fee with respect to this option.

        The exercise price of the option is $750,000, and the option period ends December 31, 2001. If exercised, the company would earn a 12% and a 13% working interest in the two wells, respectively.

Note 5  Capital Stock - Note 9
        -------------

        i)     Authorized:
               50,000,000 common shares, $0.001 par value

        ii)    Subscriptions:
               At April 30, 2001, the company had received $63,200 as share subscriptions for 6,320,000 common shares at $0.01 per share pursuant to private placement agreements.

HERRIMEN OIL & GAS INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2001 and 2000
(Stated in US Dollars) - Page 6
--------------------

Note 6  Related Party Transactions - Note 4
        --------------------------

        The company was charged the following amounts by directors of the company or companies with directors or officers in common:

                                                                                November 24,          November 24,
                                                                               1998 (Date of         1998 (Date of
                                                                                Inception of          Inception of
                                                                               the Exploration       the Exploration
                                                                                  Stage) to             Stage) to
                                                                                  April 30,             April 30,
                                             2001             2000                   1999                 2001
                                             ----             ----                   ----                 ----
Administration fees                      $     -          $    7,027           $    7,500             $   14,527
Cost recovery                                  -              (4,000)                -                    (4,000)
Capital assets                                 -                -                   3,547                  3,547
Consulting fees                                -                -                   2,000                  2,000
Management fees                              48,000           48,000               24,000                120,000
Oil and gas properties                         -                -                  45,000                 45,000
Rent                                           -               1,432                 -                     1,432
                                         ----------       ----------           ----------             ----------
                                         $   48,000       $   52,459           $   82,047             $  182,506
                                         ==========       ==========           ==========             ==========

        The charges were measured by the exchange amount which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

        At April 30, 2001 and 2000, the company owed the following amounts to directors of the company or companies with directors in common:

                                                         2001           2000
                                                         ----           ----
        Accounts payable                             $  60,205       $  12,500
        Advances payable                                15,000          15,000
                                                     ---------       ---------
                                                     $  75,205       $  27,500
                                                     =========       =========

HERRIMEN OIL & GAS INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2001 and 2000
(Stated in US Dollars) - Page 7
--------------------

Note 7  Deferred Tax Assets
        -------------------

        The Financial Accounting Standards Board issued Statement No. 109 "Accounting for Income Taxes" ("FAS 109") which is effective for fiscal years beginning after December 15, 1992. FAS 109 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

        The following table summarizes the significant components of the company's deferred tax assets:

                                                            Total
                                                            -----
        Deferred Tax Assets
           Non-capital loss carryforwards                $  324,365
                                                         ==========

        Deferred tax assets                              $  162,183
        Valuation allowance for deferred tax assets        (162,183)
                                                         ----------
                                                         $     -
                                                         ==========

        The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards which is likely to be realized from future operations. The company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry.

Note 8  Income Taxes
        ------------

        No provision for income taxes has been provided in these financial statements due to the net loss. At April 30, 2001, the company has net operating loss carryforwards, which expire commencing in 2019 totalling approximately $324,365, the benefit of which has not been recorded in the financial statements.

Note 9  Subsequent Event
        ----------------

        Subsequent to April 30, 2001, the company issued 6,320,000 common shares at $0.01 per share. Subscriptions for these shares had been received at April 30, 2001.

HERRIMEN OIL & GAS INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2001 and 2000
(Stated in US Dollars) - Page 8
--------------------


Note 10 New Accounting Standards
        ------------------------

        In April 1998, the Accounting Standards Executive Committee issued SOP 98-5, "Reporting on the costs of start-up activities". This statement is effective for fiscal years beginning after December 15, 1998. Adopting this standard does not have a significant impact on the company's financial position, results of operations or cash flows.

        In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which standardized the accounting for derivative instruments. This standard is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Adopting this standard does not have a significant impact on the company's financial positions, results of operations or cash flows.

PART III

Item 1:           Index to Exhibits
------

Exhibit 2.(i)     Articles of Incorporation.

Exhibit 2.(ii)    By-Laws.

Exhibit 10.1 Oil, Gas, and Mineral Lease (the "Enron Lease") between Enron Oil & Gas Company and Vaughan Production Co., dated March 28, 1997.

Exhibit 10.2 Farmout Agreement (the "Farmout") between Elk Slough Partners ("Farmee"), and Vaughan Production Co., Vaughan Exploration, Inc. Production Specialties Co., Sunset Exploration, Inc. and Brothers Oil & Gas, Inc. (collectively, "Farmor"), dated September 15, 1997.

Exhibit 10.3 Model Form Operating Agreement (the "JOA") dated September 29, 1997 between the Company and others as non-operators and Production Specialties Co. as operator.

Exhibit 10.4 Participation Agreement (the "Pasco Agreement") between Elk Slough Partners and Pasco Pacific Management Corp. dated November 3, 1997.

Exhibit 10.5 Participation Agreement between First Goldwater Resources Inc. and Elk Slough Partners and Brothers Oil & Gas Inc. dated March 20, 1998.

Exhibit 10.6 Amendment to Participation Agreement between First Goldwater Resources Inc. and Elk Slough Partners and Brothers Oil & Gas Inc. dated June 23, 1998

Exhibit 10.7 Option Agreement (the "Option Agreement") between Brothers Oil & Gas, Inc. and the Company dated November 27, 1998.

Exhibit 10.8 Option Extension Letter from Brothers Oil & Gas Inc. to the Company dated June 18, 1999.

Exhibit 10.9 Second Option Extension Letter from Brothers Oil & Gas Inc. to the Company dated June 18, 2000.

Exhibit 10.10     Indemnification Agreement with Allen Sewell.

Exhibit 10.11     Indemnification Agreement with Graeme Sewell.

Exhibit 10.12     Indemnification Agreement with Conrad Clemiss.

Exhibit 10.13     Indemnification Agreement with Nick De Cotiis.

Exhibit 10.14     Indemnification Agreement with Negar Towfigh.


Additional Exhibits: (As discussed in Part 1, Item 3, only the text portions of these documents have been attached to this 10-SB as exhibits. The full reports can be obtained from the Company's offices)

               - Geological Overview of the Pioneer Canal Prospect, dated February 16, 1998, by Jeffrey K. Vaughan.
               - Geological Report of the Pioneer Canal Prospect, dated March 11, 1998, by Jeffrey K. Vaughan.
               - Geological Overview of the Pioneer Canal #18R-3, dated July 8, 1999, by Jeffrey K. Vaughan.
               - Geological Overview of the Pioneer Canal #61-9, dated June 23, 1999, by Jeffrey K. Vaughan.
               - Geological Report on the Pioneer Canal - Pulv and Olcese Prospects, dated February 17, 1998, by Jeffrey K. Vaughan.

                                  SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Herrimen Oil & Gas Inc.

July 31, 2001


/s/ Allen C. Sewell
________________________
Allen C. Sewell
President, Director

Exhibit 2.(i)

                             Articles of Incorporation
                                        of
                              Herrimen Oil & Gas Inc.

     The undersigned certifies:

     1. Name of Corporation. The name of this corporation is Herrimen Oil & Gas Inc.

     2. Resident Agent. The resident agent of this corporation in Nevada is Thomas P. Erwin whose address is 1 East Liberty Street, Suite 424, Reno, Washoe County, Nevada.

     3. Purposes; Powers. The purposes for which the corporation is formed and its powers are:

          3.1     To conduct such business as is lawful.

          3.2 To purchase, acquire, hold, mortgage, sell, let, lease or otherwise dispose of or deal in real or personal property of every kind, character and description, and to erect, manage, care for, maintain, extend or alter buildings or structures of any kind or character on real property.

          3.3 To purchase or otherwise acquire, hold and/or reissue the shares of its capital stock.

          3.4 To raise, borrow and secure the payment of money in any lawful manner, including the issue and sale or other disposition of bonds, warrants, debentures, obligations, negotiable and transferable instruments and evidences of indebtedness of all kinds, whether secured by mortgage, pledge, deed of trust, or otherwise, and incur debt in the purchase or acquisition of property, businesses, rights or franchises, or for additional working capital or for any other object connected with its business or affairs, without limit as to amount.

          3.5 To enter into, make, perform and carry out contracts of every sort and kind with any person, firm, association, corporation, private, public or municipal or body politic.

          3.6 To guarantee any dividends or bonds or contracts or other obligations.

          3.7 To have one or more offices or agencies and keep such books of the company outside of Nevada as are not required by law to be kept in Nevada.

     4. Authorized Capital. The authorized capital of this corporation shall consist of $50,000.00 divided into 50,000,000 shares of the par value of $.001 per share.

     5. Stock Nonassessable. The capital stock of this corporation shall not be subject to assessment to pay the debts of the corporation, and in this particular the Articles of Incorporation shall not be subject to amendment.

     6. Board of Directors. The members of the governing board shall be styled "Directors" and their number shall be not less than one (1) nor more than five (5). The name and post office address of the first Director is as follows:

     Name                              Address
     ----                              -------

     Graeme Sewell                    153  3300 Capilano Road
                                      Vancouver, BC, Canada

     7. Liability of Directors and Officers. No director or officer shall have personal liability to the corporation or its shareholders for damages for breach of fiduciary duty as a director or officer, but nothing herein shall eliminate or limit the liability of a director or officer for:

          7.1     Acts or omissions not in good faith;

          7.2 Acts or omissions which involve intentional misconduct, fraud or violation of law;

          7.3 Acts or omissions in breach of the director's or officer's duty of loyalty to the corporation or its shareholders;

          7.4 Acts or omissions from which the director or officer derived an improper personal benefit; or

          7.5     Payment of dividends in violation of law.

     8. Indemnification. The corporation shall indemnify, to the full extent and in the manner permitted under the laws of Nevada and any other applicable laws, any person made or threatened to be made a party to an action or proceed-ing, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of this corporation or served any other enterprise as a director or officer at the request of this corporation; such right of indemnification shall also be applicable to the executors, administrators and other similar legal representative of any such director or officer. The provisions of this Section shall be deemed to be a contract between the corporation and each director and officer who serves in such capacity at any time while this Section is in effect, and any repeal or modification of this Section shall not affect any rights or obligations then existing with respect to any state of facts then existing or any action, suit or proceeding brought based in whole or in part upon any such state of facts. The foregoing rights of indemnification shall not be deemed exclusive of any other rights to which any director or officer or his legal representative may be entitled apart from the provisions of this Section.

     9. Perpetual Existence. This corporation shall have perpetual existence.

     10. By-Laws. The Board of Directors is expressly authorized and empowered to adopt, amend or repeal the By-Laws of this corporation.

     11. Incorporator. The name and post office address of the incorporator signing these Articles of Incorporation is as follows:


     Name                              Address
     ----                              -------

     Thomas P. Erwin                    One East Liberty Street
                                        Suite 424
                                        Reno, Nevada  89501

     Certified November 24, 1998.

                                             /s/ Thomas P. Erwin
                                            Thomas P. Erwin

STATE OF NEVADA,     )
                     )ss.
COUNTY OF WASHOE.    )

     These Articles of Incorporation were acknowledged before me November 24, 1998, by Thomas P. Erwin.

                              /s/ Denise M. Cairns
                              Notary Public

                              My commission expires: June 15, 2001
                                                    --------------

Exhibit 2. (ii)


                                     Bylaws
                                       of
                             Herrimen Oil & Gas Inc.

1.     Offices.

     The principal office of the corporation in Nevada shall be located in Reno, Nevada. The corporation may have such other offices and places of business, either within or outside Nevada, as the board of directors may designate or as the busi-ness of the corporation may require from time to time. The registered office of the corporation required by Nevada law to be maintained in Nevada may be, but need not be, identical with the principal office if in Nevada, and the address of the registered office may be changed from time to time by the board of directors.

2.     Meetings; Voting.

     Section 2.1 Annual Meeting. Unless otherwise designated by the board of directors, the annual meeting of the shareholders shall be held at such time as may be determined by the board of directors for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held at the annual meeting of the shareholders, or at any adjournment thereof, the board of directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as convenient.

     Section 2.2 Special Meetings. Special meetings of the shareholders for any purpose, unless otherwise prescribed by statute, may be called by the president, the board of directors or the holders of not less than one-tenth of all the outstanding shares of the corporation entitled to vote at the meeting. Any holder or holders of not less than one-tenth of all of the outstanding shares of the corporation who desire to call a special meeting pursuant to this
Section 2.2 shall notify the president that a special meeting of the share-holders shall be called. Within thirty (30) days after notice to the president, the president shall set the date, time and location of a shareholders' meeting. The date set by the president shall be not less than thirty (30) nor more than one-hundred twenty (120) days after the date of notice to the president. If the president fails to set the date, time and location of the special meeting within the thirty (30)-day time period described above, the shareholder or share-holders calling the meeting shall set the date, time and location of the special meeting.

     Section 2.3 Place of Meeting. The board of directors may designate any place, either within or outside Nevada, as the place for any annual meeting or special meeting called by the board of directors. A waiver of notice signed by all shareholders en-titled to vote at a meeting may designate any place, either within or outside Nevada, as the place for such meeting. If no designation is made, or if a special meeting shall be called otherwise than by the board, the place of meeting shall be the registered office of the corporation in Nevada.

     Section 2.4 Notice of Meeting. Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the president, the secretary, or the officer or person calling the meeting to each shareholder of record entitled to vote at such meeting; except that, if the authorized shares are to be increased, at least thirty (30) days notice shall be given. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the stock transfer books of the corporation, with postage thereon pre-paid.

     Section 2.5 Adjournment. When a meeting is for any reason adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment, a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

     Section 2.6 Organization. The president or any vice president shall call meetings of shareholders to order and act as chairman of such meetings. In the absence of said officers, any shareholder entitled to vote at that meeting, or any proxy of any such shareholder, may call the meeting to order and a chairman shall be elected by a majority of the shareholders entitled to vote at that meeting. In the absence of the secretary or any assistant secretary of the corporation, any person appointed by the chairman shall act as secretary of such meeting.

     Section 2.7 Agenda and Procedure. The board of directors shall have the responsibility for establishing an agenda for each meeting of shareholders, subject to the rights of shareholders to raise matters for consideration which may otherwise properly be brought before the meeting although not included within the agenda. The chairman shall be charged with the orderly conduct of all meetings of shareholders; provided, however, that in the event of any difference in opinion with respect to the proper course of action which cannot be resolved by reference to statute, or to the articles of incorporation, or these bylaws, Robert's Rules of Order (as last revised) shall govern the disposition of the matter.

     Section 2.8 Closing of Transfer Books or Fixing of Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the board of directors may provide that the stock transfer books shall be closed for any stated period not exceeding fifty (50) days. If the stock transfer books shall be closed for the purpose of deter-mining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten (10) days immediately before such meeting. In lieu of closing the stock transfer books the board of directors may fix in advance a date as the date for any such determination of shareholders, such date in any case to be not more than fifty
(50) days, and, in case of a meeting of shareholders, not less than ten (10) days before the date on which the particular action, requiring such determination of shareholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or share-holders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the board of directors declaring the dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of share-holders entitled to vote at any meeting of shareholders has been made as provided in this Section 2.8, such determination shall apply to any adjournment thereof except where the determination has been made through the closing of the stock transfer books and the stated period of the closing has expired.

     Section 2.9 Voting Records. The officer or agent having charge of the stock transfer books for shares of the corporation shall make, at least ten (10) days before each meeting of shareholders, a complete record of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. For a period of ten (10) days before such meeting, this record shall be kept on file at the principal office of the corporation, whether within or outside Nevada, and shall be subject to inspection by any shareholder for any purpose germane to the meeting at any time during usual business hours. Such record shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder for any purpose germane to the meeting during the whole time of the meeting. The original stock transfer books shall be prima facie evidence as to who are the shareholders entitled to examine such record or transfer books or to vote at any meeting of shareholders. Any officer or agent having charge of the stock transfer books who fails to prepare the record of shareholders, or to keep it on file for a period of ten (10) days before the meeting or to produce and keep it open for inspection at the meeting as provided in this section, is liable to any shareholder suffering damage due to the failure to the extent of the damage.

     Section 2.10 Quorum. Unless otherwise provided by the articles of incorporation, a majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If fewer than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting without further notice for a period not to exceed sixty (60) days at any one adjournment. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of shareholders so that less than a quorum remains.

     If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the share-holders, unless the vote of a greater number or voting by classes is required by law or the articles of incorporation.

     Section 2.11 Proxies. At all meetings of share-holders, a shareholder may vote by proxy executed in writing by the share-holder or his duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. No proxy shall be valid after six (6) months from the date of its execution unless other-wise provided in the proxy.

     Section 2.12 Voting of Shares. Each outstanding share, regardless of class, shall be entitled to one vote, and each fractional share shall be entitled to a corresponding fractional vote on each matter submitted to a vote at a meeting of shareholders, except as may be otherwise provided in the articles of incorporation. If the articles of incorporation provide for more or less than one vote for any share on any matter, every reference in the Nevada statutes to a majority or other proportion or number of shares shall refer to such a majority or other proportion or number of votes entitled to be cast with respect to such matter. In the election of directors, each record holder of stock entitled to vote at such election shall have the right to vote in person or by proxy the number of shares owned by him, for as many persons as there are directors to be elected, and for whose election he has the right to vote unless the articles of incorporation otherwise provide. Cumulative voting shall not be allowed.

     Section 2.13     Voting of Shares by Certain Holders.

          a. Neither treasury shares, nor shares held by another corporation, if a majority of the shares entitled to vote for the election of directors of such other corporation is held by this corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares at any given time.

          Shares standing in the name of another corporation, domestic or foreign, may be voted by such officer, agent or proxy as the bylaws of such corporation may prescribe or, in the absence of such provision, as the board of directors of such corporation may determine.

          Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

          Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority so to do is contained in an appropriate order of the court by which such receiver was appointed.

          A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee and thereafter the pledgee shall be entitled to vote the shares to transferred.

          Redeemable shares which have been called for redemption shall not be entitled to vote on any matter and shall not be deemed outstanding shares on and after the date on which written notice of redemption has been mailed to share-holders and a sum sufficient to redeem such shares has been deposited with a bank or trust company with irrevocable instruction and authority to pay the redemption price to the holders of the shares upon surrender of certificates therefor.

          b. If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, those persons' acts with respect to voting shall have the following effect:

               (i)     If only one person votes, his act binds all;

               (ii) If more than one person votes, the act of the major-ity so voting binds all;

               (iii) If more than one person votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or any person voting the shares of a beneficiary, if any, may apply to any court of competent jurisdiction in the State of Nevada to appoint an additional person to act with the persons so voting the shares. The shares shall then be voted as determined by a majority of such persons and the person appointed by the court.

          If an instrument filed with the secretary of the Corporation pursuant to this subsection B shows that a tenancy is held in unequal interests, a majority or even split for the purpose of this subsection B shall be a majority or even split in interest.

          The provisions of this subsection B shall not apply if the secretary of the corporation is given written notice of alternate voting provisions and is furnished with a copy of the instrument or order appointing those persons or creating the relationship wherein alternate voting provisions are established.

     Section 2.14 Informal Action by Shareholders. Any action required or allowed to be taken at a meeting of the share-holders may be taken without a meeting provided that a consent in writing which describes the action so taken shall be signed by a majority of the shareholders entitled to vote with respect to the subject matter of the consent, except that: (a) if any greater proportion of voting power is required for such action at a meeting, then the greater proportion of written consents is required; and (b) this provision for action by written con-sent does not supersede any specific provision for action by written consent contained in the Nevada statutes.

3.     Board of Directors.

     Section 3.1 General Powers. The business and affairs of the corporation shall be managed by its board of directors, except as otherwise provided in the Nevada statutes or in the articles of incorporation.

     Section 3.2 Performance of Duties. A director of the corporation shall perform his duties as a director, including his duties as a member of any committee of the board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. In performing his duties, a director shall be en-titled to rely on information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by persons and groups listed in paragraphs (a), (b), and (c) of this Section 3.2; but he shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance to be unwarranted. A person who so performs his duties shall not have any liability by reason of being or having been a director of the corporation. Those persons and groups upon whose information, opinions, reports, and statements a director is entitled to rely are:

          a. One or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented;

          b. Counsel, public accountants, or other persons as to matters which the director reasonably believes to be within such person's professional or expert competence; or

          c. A committee of the board upon which he does not serve, duly designated in accordance with the provisions of the articles of incorporation or the bylaws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

     Section 3.3 Number, Tenure and Qualifications. The number of directors of the corporation shall be as described in the articles of incorporation. The directors shall be elected at each annual meeting of shareholders. Each director shall hold office until the next annual meeting of shareholders and thereafter until his successor shall have been elected and qualified.
Directors shall be eighteen (18) years of age or older, but need not be residents of Nevada or share-holders of the corporation. Directors shall be removable in the manner provided by the statutes of Nevada.

     Section 3.4 Resignation. Any director of the corporation may resign at any time by giving written notice of his resignation to the board of directors, the president, any vice president or the secretary of the corporation. Such resignation shall take effect at the date of receipt of such notice or at any later time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. When one or more directors resigns from the board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

     Section 3.5 Removal. Except as otherwise provided in the articles of incorporation or in these bylaws, any director may be removed, either with or without cause, at any time, by the affirmative vote of the holders of two-thirds of the issued and outstanding shares of stock entitled to vote for the election of directors of the corporation given at a special meeting of the shareholders called and held for such purpose. The vacancy in the board of directors caused by any such removal may be filled by the shareholders entitled to vote thereon at such meeting. If the shareholders at such meeting shall fail to fill the vacancy, the board of directors may do so as provided in this
Section 3.5.

     Section 3.6 Vacancies. Any vacancy occurring in the board of directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum except as otherwise provided herein. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors shall be filled by the affirmative vote of a majority of the directors then in office or by an election at any annual meeting or at a special meeting of shareholders called for that purpose, and a director so chosen shall hold office until the next annual meeting of shareholders and until his successor has been elected and has qualified.

     Section 3.7 Regular Meetings. A regular meeting of the board of directors shall be held without other notice than this bylaw immediately after and at the same place as the annual meeting of shareholders. The board of directors may provide by resolution the time and place, either within or outside Nevada, for the holding of additional regular meetings without other notice than such resolution.

     Section 3.8 Special Meetings. Special meetings of the board of directors may be called by or at the request of the president or the director if the corporation has one director or any two directors if the corporation has two or more directors. The person or persons authorized to call special meetings of the board of directors may fix any place, either within or outside Nevada, as the place for holding any special meeting of the board of directors called by them.

     Section 3.9 Notice. Notice of any special meeting shall be given at least seven (7) days in advance of the meeting by written notice delivered personally or mailed to each director at his business address, or by notice given at least two days previously by telegraph, telex, electronic facsimile, electronic mail or other means of electronic data transmission. Mailed notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage pre-paid. If notice is given by any means of electronic data transmission, the Notice shall be deemed to be delivered when the Notice is received by the addressee. Any director may waive notice of any meeting. By attending or participating in a regular or special meeting, a director waives any required notice of such meeting unless the director, at the beginning of the meeting objects to the holding of the meeting or the transacting of business at the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

     Section 3.10 Quorum. A majority of the number of directors elected and qualified at the time of the meeting shall constitute a quorum for the transaction of business at any such meeting of the board of directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

     Section 3.11 Manner of Acting. If a quorum is present, the affirmative vote of a majority of the directors present at the meeting and entitled to vote on that particular matter shall be the act of the board, unless the vote of a greater number is required by law or the articles of incorporation.

     Section 3.12 Compensation. By resolution of the board of directors, any director may be paid any one or more of the following: his expenses, if any, of attendance at such meeting; a fixed sum for attendance at such meeting; or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

     Section 3.13 Presumption of Assent. A director of the corporation who is present at a meeting of the board of directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent is entered in the minutes of the meeting or unless he files his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or forwards such dissent by certified or registered mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

     Section 3.14 Executive Committee. The board of directors, by resolution adopted by a majority of the number of directors elected and qualified at the time of the resolution, may designate two or more directors to constitute an executive committee, which shall have and may exercise all of the authority of the board of directors or such lesser authority as may be described in said resolution. No such delegation of authority shall operate to relieve the board of directors or any member of the board from any responsibility imposed by law.

     Section 3.15 Informal Action by Directors. Any action required or permitted to be taken at a meeting of the directors, executive committee or other committee of the directors may be taken without a meeting if a consent in writing which describes the action so taken shall be signed by all of the directors entitled to vote with respect to the subject matter.

     Section 3.16 Meetings by Telephone. One or more members of the board of directors or any committee of the directors may participate in a meeting of the board or committee by means of conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other at the same time. Such participation shall constitute presence in person at the meeting.

4.     Officers and Agents.

     Section 4.1 General. The officers of the corporation shall be a president, a secretary and a treasurer, each of whom shall be elected by the board of directors. The board of directors may appoint one or more vice presidents and such other officers, assistant officers, committees and agents, including a chairman of the board, assistant secretaries and assistant treasurers, as they may consider necessary, who shall be chosen in such manner and hold their offices for such terms and have such authority and duties as from time to time may be determined by the board of directors. The salaries of all the officers of the corporation shall be fixed by the board of directors. One person may hold two or more offices. The officers of the corporation shall be eighteen (18) years of age or older. In all cases where the duties of any officer, agent or employee are not prescribed by the bylaws or by the board of directors, such officer, agent or employee shall follow the orders and instructions of (a) the president, and if a chairman of the board has been elect-ed, then (b) the chairman of the board.

     Section 4.2 Election and Term of Office. The officers of the corporation shall be elected by the board of directors annually at the first meeting of the board held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon there-after as may be convenient. Each officer shall hold office until the first of the following occurs: until his successor shall have been duly elected and shall have qualified; or until his death; or until he shall resign; or until he shall have been removed in the manner hereinafter provided.

     Section 4.3 Removal. Any officer or agent may be re-moved by the board of directors or by the executive committee, if any, whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

     Section 4.4 Vacancies. A vacancy in any office, however occurring, may be filled by the board of directors for the unexpired portion of the term.

     Section 4.5 President. The president shall, subject to the direction and supervision of the board of directors, be the chief executive officer of the corporation and shall have general and active control of its affairs and business and general super-vision of its officers, agents and employees. He shall, unless otherwise directed by the board of directors, attend in person or by substitute appointed by him, or shall execute on behalf of the corporation written instruments appointing a proxy or proxies to represent the corporation, at all meetings of the stockholders of any other corporation in which the corporation shall hold any stock. He may, on behalf of the corporation, in person or by substitute or by proxy, execute written waivers of notice and consents with respect to any such meetings. At all such meetings and otherwise, the president, in person or by substitute or proxy as aforesaid, may vote the stock so held by the corporation and may execute written consents and other instruments with respect to such stock and may exercise any and all rights and powers incident to the ownership of said stock, subject however to the instructions, if any, of the board of directors. The president shall have custody of the treasurer's bond, if any. If a chairman of the board has been elected, the chairman of the board shall have, subject to the direction and modification of the board of directors, all the same responsibilities, rights and obligations as described in these bylaws for the president.

     Section 4.6 Vice Presidents. The vice presidents, if any, shall assist the president and shall perform such duties as may be assigned to them by the president or by the board of directors. In the absence of the president, the vice president designated by the board of directors or (if there be no such designation) the vice president designated in writing by the president shall have the powers and perform the duties of the president. If no such designation shall be made all vice presidents may exercise such powers and perform such duties.

     Section 4.7 Secretary. The secretary shall perform the following: (a) keep the minutes of the proceedings of the share-holders, executive committee and the board of directors; (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation and affix the seal to all documents when authorized by the board of directors; (d) keep at the corporation's registered office or principal place of business within or outside Nevada a record containing the names and addresses of all shareholders and the number and class of shares held by each, unless such a record shall be kept at the office of the corporation's transfer agent or registrar; (e) sign with the president or a vice president, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the board of directors; (f) have general charge of the stock transfer books of the corporation, unless the corporation has a transfer agent; and (g) in general, perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the board of directors. Assistant secretaries, if any, shall have the same duties and powers, subject to supervision by the secretary.

     Section 4.8 Treasurer. The treasurer shall be the principal financial officer of the corporation and shall have the care and custody of all funds, securities, evidences of indebtedness and other personal property of the corporation and shall deposit the same in accordance with the instructions of the board of directors. He shall receive and give receipts and acquittances for monies paid in on account of the corporation, and shall pay out of the funds on hand all bills, payrolls and other just debts of the corporation of whatever nature upon maturity. He shall perform all other duties incident to the office of the treasurer and, upon request of the board, shall make such reports to it as may be required at any time. He shall, if required by the board, give the corporation a bond in such sums and with such sureties as shall be satisfactory to the board, conditioned upon the faithful performance of his duties and for the restoration to the corporation of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation. He shall have such other powers and perform such other duties as may be from time to time prescribed by the board of directors or the president. The assistant treasurers, if any, shall have the same powers and duties, subject to the supervision of the treasurer.

     The treasurer shall also be the principal accounting officer of the corporation. He shall prescribe and maintain the methods and systems of accounting to be followed, keep complete books and records of account, prepare and file all local, state and federal tax returns, prescribe and maintain an adequate system of internal audit, and prepare and furnish to the president and the board of directors statements of account showing the financial position of the corporation and the results of its operations.

     Section 4.9 Salaries. Officers of the corporation shall be entitled to such salaries, emoluments, compensation or reimbursement as shall be fixed or allowed from time to time by the board of directors.

     Section 4.10 Bonds. If the board of directors by resolution shall so require, any officer or agent of the corporation shall give bond to the corporation in such amount and with such surety as the board of directors may deem sufficient, conditioned upon the faithful performance of that officer's or agent's duties and offices.

5.     Stock.

     Section 5.1 Certificates. The shares of stock shall be represented by consecutively numbered certificates signed in the name of the corporation by its president or a vice president and by the treasurer or an assistant treasurer or by the secretary or an assistant secretary, and shall be sealed with the seal of the corporation, or with a facsimile thereof. The signatures of the corporation's officers on such certificate may also be facsimiles if the certificate is either countersigned by a transfer agent other than the corporation itself or an employee of the corporation or registered by a registrar other than the corporation itself or an employee of the corporation. Except that if the corporation is governed by the rules of the New York Stock Exchange or by com-parable rules of other regulated securities exchanges and it acts as its own transfer agent and/or registrar it shall be allowed to countersign its own certificates. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issue. Every certificate representing shares issued by a corporation which is authorized to issue shares of more than one class or more than one series of any class shall describe on the face or back of the certificate or shall state that the corporation will furnish to any shareholder upon request and without charge a full statement of the designations, preferences, limitations, and relative rights of the shares of each class authorized to be issued and, if the corporation is authorized to issue any preferred or special class in series, the variations in the relative rights and preferences between the shares of each such series, so far as the same have been fixed and determined, and the authority of the board of directors to fix and determine the relative rights and preferences of subsequent series.

     Each certificate representing shares shall state the following upon its face: the name of the state of the corporation's organization; the date of the corporation's organization; the name of the person to whom issued; the number and class of shares and the designation of the series, if any, which such certificate represents; the par value of each share represented by such certificate or a statement that the shares are without par value. Certificates of stock shall be in such form consistent with law as shall be prescribed by the board of directors. No certificate shall be issued until the shares represented thereby are fully paid.

     Section 5.2 Record. A record shall be kept of the name of each person or other entity holding the stock represented by each certificate for shares of the corporation issued, the number of shares represented by each such certificate, its date of issuance and, in the case of cancellation, the date of cancellation. The person or other entity in whose name shares of stock stand on the books of the corporation shall be deemed the owner, and thus a holder of record of such shares of stock, for all purposes as regards the corporation.

     Section 5.3 Consideration for Shares. Shares shall be issued for such consideration, expressed in dollars (but not less than the par value thereof) as shall be fixed from time to time by the board of directors. That part of the surplus of a corporation which is transferred to stated capital upon the issuance of shares as a share dividend shall be deemed the consideration for the issuance of such dividend shares. Such consideration may consist, in whole or in part, of money, other property, tangible or intangible, or in labor or services actually performed for the corporation, but neither promissory notes nor future services shall constitute payment or part payment for shares unless approved by the board of directors.

     Section 5.4 Cancellation of Certificates. All certificates surrendered to the corporation for transfer shall be cancelled and no new certificates shall be issued in lieu thereof until the former certificate for a like number of shares shall have been surrendered and cancelled, except as herein provided with respect to lost, stolen or destroyed certificates.

     Section 5.5 Lost Certificates. In case of the alleged loss, destruction or mutilation of a certificate of stock, the board of directors may direct the issuance of a new certificate in lieu thereof upon such terms and conditions in conformity with law as it may prescribe. The board of directors may in its discretion require a bond in such form and amount and with such surety as it may deter-mine, before issuing a new certificate.

     Section 5.6 Transfer of Shares. Upon surrender to the corporation or to a transfer agent of the corporation of a certificate of stock duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, and such documentary stamps as may be required by law, it shall be the duty of the corporation to issue a new certificate to the person entitled there-to, and cancel the old certificate. Every such transfer of stock shall be entered on the stock book of the corporation which shall be kept at its principal office or by its registrar duly appointed.

     The corporation shall be entitled to treat the holder of record of any share of stock as the holder in fact, and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, except as may be required by the laws of Nevada.

     Section 5.7 Transfer Agents, Registrars and Paying Agents. The board may at its discretion appoint one or more transfer agents, registrars and agents for making payment upon any class of stock, bond, debenture or other security of the corporation. Such agents and registrars may be located either within or outside Nevada. They shall have such rights and duties and shall be en-titled to such compensation as may be agreed.



6.     Indemnification of Officers and Directors.

     The corporation shall indemnify, to the full extent and in the manner permitted under the laws of Nevada and any other applicable laws, any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of this corporation or served any other enterprise as a director or officer at the request of this corporation; such right of indemnification shall also be applicable to the executors, administrators and other similar legal representative of any such director or officer. The provisions of this Section shall be deemed to be a contract between the corporation and each director and officer who serves in such capacity at any time while this Section is in effect, and any repeal or modification of this Section shall not affect any rights or obligations then existing with respect to any state of facts then existing or any action, suit or proceeding brought based in whole or in part upon any such state of facts. The foregoing rights of indemnification shall not be deemed exclusive of any other rights to which any director or officer or his legal representative may be entitled apart from the provisions of this Section. The following provisions shall govern indemnification under this Section:

     Section 6.1 Each person indemnified by the corporation must promptly after receipt of written notice of any demand or claim or the commencement of any action, suit or proceeding within the corporation's indemnification obligation shall immediately notify the corporation in writing.

     Section 6.2 The corporation shall have the right, by notifying the party who asserts a claim for indemnification within thirty (30) days after the corporation's receipt of the notice of the claim or demand, to assume the entire control of the defense, compromise, or settlement of the action, suit or proceeding, including employment of counsel of the corporation's choice. The party who asserts the right to indemnification under this Section shall have the right to participate, at such party's expense and with counsel of such party's choice, in the defense, compromise, or settlement of the matter.

     Section 6.3 The corporation's indemnification obligations shall be binding on the corporation and its successors and assigns and shall enure to the benefit of and, where applicable, shall be binding on each party entitled to indemnification and his or her successors and assigns. The corporation may prospectively amend, modify or revoke the provisions of this Section concerning indemnification.

     Section 6.4 Each party entitled to indemnification under this Section expressly and unconditionally waives, in connection with any suit, action or proceeding brought by such party concerning indemnification under this Section, any and every right such person may have to: (a) injunctive relief; (b) a trial by jury; (c) interpose any counterclaim; and (d) have such suit, action or proceeding consolidated with any other or separate suit, action or proceeding. Nothing in this Section shall prevent or prohibit the corporation from instituting or maintaining a separate action against any party who asserts a claim for indemnification under this Section.

     Section 6.5 This indemnity provision and the rights and obligations of the parties under this Section shall in all respects be governed by, and construed and enforced in accordance with, the laws of the State of Nevada applicable to the interpretation, construction and enforcement of indemnities (without giving effect to Nevada's principles of conflicts of law).

     Section 6.6 Each party who asserts a claim for indemnification under this Section irrevocably submits to the jurisdiction of and venue in of any Nevada state court or United States District Court sitting in Washoe County, Nevada, over any suit, action or proceeding arising from or relating to indemnification under this Section, and agrees that any suit, action or proceeding concerning or relating to a claim for indemnification under this Section shall be commenced and maintained in such courts. Each such party agrees and consents that, in addition to any other methods of service of process provided for under applicable law, all service of process in any such suit, action or proceeding may be made by certified or registered mail, return receipt requested, directed to such person at his or her respective address, and such service shall be complete five (5) days after mailing.

7.     Execution of Instruments; Loans; Checks and Endorsements; Deposits;
       Proxies.

     Section 7.1 Execution of Instruments. The president or any vice president shall have the power to execute and deliver on behalf of and in the name of the corporation any instrument requiring the signature of an officer of the corporation, except as other-wise provided in these bylaws or where the execution and delivery thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation. Unless authorized to do so by these bylaws or by the board of directors, no officer, agent or employee shall have any power or authority to bind the corporation in any way, to pledge its credit or to render it liable pecuniarily for any purpose or in any amount.

     Section 7.2 Loans. The corporation may lend money to, guarantee the obligations of and otherwise assist directors, officers and employees of the corporation, or directors of another corporation of which the corporation owns a majority of the voting stock, only upon compliance with the requirements of the Nevada statutes.

     No loans shall be contracted on behalf of the corporation and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the board of directors. Such authority may be general or confined to specific instances.

      Section 7.3 Checks and Endorsements. All checks, drafts or other orders for the payment of money, obligations, notes or other evidence of indebtedness, bills of lading, warehouse receipts, trade acceptances and other such instruments shall be signed or endorsed by such officers or agents of the corporation as shall from time to time be determined by resolution of the board of directors, which resolution may provide for the use of facsimile signatures.

     Section 7.4 Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the corporation's credit in such banks or other depositories as shall from time to time be determined by resolution of the board of directors, which resolution may specify the officers or agents of the corporation who shall have the power, and the manner in which such power shall be exercised, to make such deposits and to endorse, assign and deliver for collection and deposit checks, drafts and other orders for the payment of money payable to the corporation or its order.

     Section 7.5 Proxies. Unless otherwise provided by resolution adopted by the board of directors, the president or any vice president may from time to time appoint one or more agents or attorneys-in-fact of the corporation, in the name and on behalf of the corporation, to cast the votes which the corporation may be entitled to cast as the holder of stock or other securities in any other corporation, association or other entity any of whose stock or other securities may be held by the corporation, at meetings of the holders of the stock or other securities of such other corporation, association or other entity or to consent in writing, in the name of the corporation as such holder, to any action by such other corporation, association or other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the corporation and under its corporate seal, or otherwise, all such written proxies or other instruments as he may deem necessary or proper in the premises.

     Section 7.6 Contracts. The board of directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

8.     Miscellaneous.

     Section 8.1 Waivers of Notice. Whenever notice is required by the Nevada statutes, by the articles of incorporation or by these bylaws, a waiver of the notice in writing signed by the director, shareholder or other person entitled to notice, whether before, at or after the time stated therein, or his appearance at such meeting in person or (in the case of a share-holders' meeting) by proxy, shall be equivalent to such notice.

     Section 8.2 Seal. The corporate seal of the corporation shall be circular in form and shall contain the name of the corporation and the words "Seal, Nevada".

     Section 8.3 Fiscal Year. The fiscal year of the corporation shall be as established by the board of directors.

     Section 8.4 Amendments. The board of directors shall have the power to alter, amend or repeal the bylaws or adopt new bylaws of the corporation at any regular meeting of the board or at any special meeting called for that purpose, subject to repeal or change by action of the shareholders.

     Section 8.5 Emergency Bylaws. Subject to repeal or change by action of the shareholders, the board of directors may adopt emergency bylaws in accordance with and pursuant to the provisions of the Nevada statutes.

     Adopted effective December  1, 1998.
                                ---

                                   By  /s/ Graeme Sewell
                                   Graeme Sewell, Director

Exhibit 10.1


                                   SCHEDULE A
                                   ----------





                           OIL, GAS AND MINERAL LEASE


                                     BETWEEN


                        ENRON OIL & GAS COMPANY, LESSOR,


                                       AND


                         VAUGHAN PRODUCTION CO., LESSEE


                                      DATED


                                 MARCH 28, 1997












                             BAKERSFIELD ARCH TREND

                                TABLE OF CONTENTS
                                -----------------


1.     Term                                                               1
       ----

2.     Rental                                                             2
       ------

3.     Payments and Notice                                                2
       -------------------

       3.1     Royalty Payments                                           2
               ----------------

       3.2     Notice                                                     2
               ------

4.     Drilling Schedule                                                  2
       -----------------

       4.1     Drilling Within Primary Term                               2
               ----------------------------

       4.2     Continuous Operations                                      3
               ---------------------

       4.3     Additional Drilling                                        3
               -------------------

5.     Offset Wells                                                      3
       ------------

       5.1     Offset Distances                                           4
               ----------------

       5.2     Zonal Offset                                               4
               ------------

       5.3     Additional Offset                                          4
               -----------------

6.     Operations                                                         4
       ----------

      6.1      Lessee to Use Good Oil Field Practice                     4
               -------------------------------------

      6.2      Protection of Leased Land From
               ------------------------------
                Liens/Indemnification                                    5
                ---------------------

      6.3      Prudent Operations                                        5
               ------------------

      6.4      Abandonment of Oil or Gas Wells                           5
               -------------------------------

7.    Royalty                                                            6
      -------

      7.1      Royalty Share                                             6
               -------------

      7.2      Royalty on Oil                                            6
               -------------

      7.3      Right to Take in Kind                                     6
               ---------------------

      7.4      Delivery and Storage of Royalty Paid in Kind              6
               --------------------------------------------

      7.5      Transportation of Royalty Taken in Kind                   7
               ---------------------------------------

      7.6      Royalty on Gas                                            7
               --------------

      7.7      Royalty on Other Substances                               7
               ---------------------------

      7.8      Royalty to be Free of Costs                               7
               --------------------------

      7.9      Payment of Royalties                                      8
               --------------------

      7.10     Minimum Royalty                                           8
               ---------------

      7.11     Call on Production                                        8
               ------------------

      7.12     Free Use in Operations                                    9
               ----------------------

8.    Ownership                                                          9
      ---------

      8.1      No Warranty of Title                                      9
               --------------------

      8.2      Proportionate Reduction                                  10
               -----------------------

      8.3      No Surface Ownership                                     10
               --------------------

      8.4      Additional Lands                                         10
               ----------------

9.    Taxes                                                             10
      -----

      9.1      Payment by Lessee                                        10
               -----------------

      9.2      Tax Liens                                                11
               ---------

10.   Insurance                                                         11
      ---------

11.   Surrender and Forfeiture                                          11
      ------------------------

      11.1     Removal of Equipment and Restoration                     11
               ------------------------------------

      11.2     Lessee's Right to Surrender                              12
               ---------------------------

      11.3     Lessee's Obligation to Release Deep Rights              12
               ------------------------------------------

      11.4     Lessee's Obligation to Surrender Undeveloped or
               -----------------------------------------------
                 Non-Producing Acreage                                 12
                 ---------------------

12.   Force Majeure                                                    12
      -------------

      12.1     Suspension of Obligations During Force Majeure          12
               ----------------------------------------------

      12.2     Suspension of Operations Due to Low Oil Prices          13
               ----------------------------------------------

13.   Default                                                          13
      -------

14.   Assignment                                                       14
      ----------

15.   Pooling and Utilization                                          15
      ------------------------

16.   Nonexclusive Seismic Activities                                  17
      -------------------------------

17.   Definitions                                                      17
      -----------

18.   Waiver                                                           19
      ------

19.   Authority to Execute                                             19
      --------------------

20.   Notice Periods                                                   19
      --------------

21.   Attorneys' Fees                                                  20
      ---------------

22.   Hazardous Waste                                                  20
      ---------------

23.   Keeping and Inspection of Records                                22
      ---------------------------------

      23.1     Well Data                                               22
               ---------

      23.2     Copies of Lessee's Contracts                            23
               ----------------------------

      23.3     Records and Accounts                                    23
               --------------------

      23.4     Records of Division of Oil, Gas and Geothermal
               ----------------------------------------------
                Resources                                              23
                ---------

      23.5     Statement to Lessor                                     24
               -------------------

      23.6     Inspection by Lessor                                    24
               --------------------

                        OIL, GAS AND MINERAL LEASE
                               (LONG FORM)


     THIS OIL, GAS AND MINERAL LEASE AND AGREEMENT is (hereinafter "Lease"), made and entered into this 28th day of March, 1997, by and between Enron Oil & Gas Company, (hereinafter called "Lessor"), and Vaughan Production Co. (hereinafter called "Lessee").

     WITNESSETH: Lessor for and in consideration of the rental paid upon execution hereof, receipt of which is hereby acknowledged, and Lessee's covenants and agreements hereinafter contained, Lessor does hereby lease, let and demise unto Lessee the land hereinafter described (herein called the "Leased Land") for the purposes and with the exclusive right of prospecting, mining, drilling, and operating the Leased Land for oil, gas, other hydrocarbons, associated substances, sulfur, nitrogen, carbon dioxide, helium and other commercially valuable substances which may be produced through wells on the Leased Land, similar to the above-mentioned substances except for water (but not excepting water which may be produced in association with leased substances which may be used by Lessee in its operations on the Leased Land, but not sold) and geothermal resources (hereinafter collectively called "substances") and producing, extracting, taking, treating, storing of oil, removing and disposing of such substances from the Leased Land together with the right to construct, erect, maintain, operate, use, repair, replace and remove pipelines, telephone, telegraph and power lines, tanks, machinery, appliances, buildings, and other structures, useful, necessary or proper for carrying on its operation on the Leased Land, and rights of ways for passage over, upon and across and ingress and egress to and from the leased land, or neighboring lands pooled therewith for any or all of the above-mentioned purposes. Lessor shall have the right to occupy and use the leased land in any manner and to any extent not inconsistent with Lessee's rights or in interference with Lessee's operations hereunder. The land hereby leased and situated in the County of Kern, State of California, and described in Exhibit "A", attached hereto and incorporated herein by this reference, together with such rights as Lessor may have in any roads, streets, alleys, waterways, canals, sloughs, levees, ditches, easements, rights and rights of way upon within or adjoining the above described property and containing 180 acres, more or less (hereinafter "Leased Land).

     The parties hereby agree as follows:

     1. Term. The term of this Lease shall be three (3) years from and after the date hereof ("Primary Term") and so long thereafter as Lessee shall conduct development operations (including, without limitation, drilling, redrilling, deepening, repairing and reworking) or production is maintained in paying quantities on the Leased Land or on lands pooled or unitized therewith without cessation for more than one hundred twenty (120) consecutive days, or such operations are suspended or excused as hereinafter provided.

     2. Rental. Contemporaneously with Lessor's execution of this Lease, Lessee has paid to Lessor $30.00 per acre (hereinafter referred to as "delay rental") as rental for the first year of the term hereof. If actual drilling of a well for oil or gas shall not be commenced on the Leased Land or on lands pooled or unitized therewith on or before one (1) year from the date hereof, this Lease shall terminate unless Lessee shall prior thereto pay or tender to Lessor the sum of $30.00 per acre of land then subject to this Lease which shall operate as a rental and over the privilege of deferring the commencement of drilling operations on the Leased Land for an additional period of one (1) year. In like manner and upon like payments or tenders, annually, Lessee may defer commencement of drilling of a well for successive periods during the Primary Term hereof, beyond which there shall be no deferment or drilling operations by payment of rentals.

     3.     Payments and Notice.
            -------------------

          1. Royalty Payments. The payments required to be paid by Lessee hereunder shall be made by check made payable to, and mailed to:

               Enron Oil & Gas Company
               1625 Broadway, Suite 1300
               Denver, CO 80202

          2. Notice. Any notice to be given by either party to the other hereunder may be delivered in person or by registered or certified mail, postage prepaid, addressed to the party for whom intended as follows:

               Enron Oil & Gas Company
               1625 Broadway, Suite 1300
               Denver, CO 80202

To Lessee at:  Vaughan Production Co.
               6611 Mt. Whitney Dr.
               Bakersfield, California 93309

Either party may from time to time, by written notice to the other, designate a different address which shall be substituted for the one above specified. If any notice from one party to the other is given by registered or certified mail, service of notice will be considered made on the date of mailing if properly addressed and postage is fully prepaid.

     4.     Drilling Schedule.

          1. Drilling Within Primary Term. Subject to the terms of paragraph 2 above, Lessee shall, on or before the expiration of the Primary Term, either commence "drilling operations" on the Leased Land and thereafter continue its operations with reasonable diligence until oil or gas or any other leased substance is found in paying quantities or a depth is reached at which further drilling would, in the judgement of Lessee, be impractical or unprofitable, or quitclaim and surrender this lease as herein provided.

          2. Continuous Operations. If oil, gas or any other leased substance is not obtained in paying quantities in the first well drilled on the Leased Land, or on lands pooled or unitized therewith, Lessee, within one hundred twenty (120) days after its completion or abandonment, as hereinafter defined, shall commence drilling operations for second well, and shall prosecute the same with reasonable diligence until oil, gas or another of said substances is found in paying quantities, or until it is drilled to a depth at which further drilling would, in the judgement of Lessee, be unprofitable or impractical and said well is abandoned; and Lessee shall in like manner continue its drilling operations until oil, gas or another of said substances is found in paying quantities or this Lease is Quitclaimed, terminated, or fully drilled as hereinafter defined; provided, however, that nothing in this paragraph shall require the commencement of drilling operations for the second or any subsequent well (other than an offset well) before the expiration of the Primary Term. If, however, before the expiration of the Primary Term, there shall be any period of more than one hundred twenty (120) days between the completion or abandonment, as hereinafter defined, or any well and the commencement of drilling operations for the next well or the termination of this Lease, for which rental has not theretofore been paid, Lessee shall pay rental for such period (except for time herein allowed between wells) at the delay rental rate hereinabove set forth on a prorated basis, for the entire balance of such period. Failure to timely pay such prorated rental when due shall result in the automatic termination of this Lease.

     Within one hundred twenty (120) days after the completion of a well capable of producing oil or gas in paying quantities, Lessee shall commence drilling operations for another well for oil and/or gas and therefore continuously operate at least one string of tools, allowing not more than one hundred twenty
(120) days between the completion or abandonment, as hereinafter defined, of one well and the commencement of drilling operations for the next succeeding well for oil and/or gas until the Leased Land is fully drilled as hereinafter defined.

          3. Additional Drilling. Notwithstanding anything in this Lease to the contrary, the drilling requirements contained in paragraph 4.2 shall constitute a minimum development program only, and Lessee shall in any event drill and complete on the Leased Land whatever additional producing wells may be necessary from time to time to provide proper development, consistent with good oil field practice of the Leased Land for the production of hydrocarbons or any other leased substance from all zones and formations remaining subject to this Lease. Lessee may drill as many additional wells as it may elect in excess of the number required for the Leased Land to be considered fully drilled.

     5.     Offset Wells.

          1. Offset Distances. If, after the date of this lease, a well is drilled and completed as a well capable of producing in paying quantities on adjoining property in which Lessor has no interest and the producing interval location thereof is at that time ascertainable and within 1320 feet of the exterior limits of any land embraced in this lease, or, if the producing interval location of such well is not ascertainable at that time, but the surface location thereof is within 1320 feet of the exterior limits of any land at the time embraced in this Lease, and gas (unassociated with oil) but not oil, is capable of being produced therefrom in paying quantities, or within 660 feet and oil is capable of being produced therefrom in paying quantities, unless a well offspring the same has been completed or is being drilled by Lessee on the Leased Land, Lessee, subject to its right to quitclaim as herein provided, within forty-five (45) days after it is ascertained that the production of oil or gas from the well to be offset is occurring in paying quantities shall commence drilling operations at a suitable offset location, as hereinafter defined, to offset such well and drill the same diligently to the same formation or zone from which oil or gas is produced from said well to be offset.

          2. Zonal Offset. Lessee shall offset such outside well by drilling to the same producing formation or zone as the well to be offset, and no well existing or being drilled on the Leased Land shall satisfy this offset requirement unless drilled to the same producing formation or zone from which oil or gas is being produced by the well to be offset, and at a suitable offset location as hereinafter defined. The requirements of paragraph 4 shall not relieve Lessee of this obligation to offset any producing well in a different strata or zone from that in which production is obtained on the Leased Land. For the purpose of satisfying obligations hereunder, an offset well or wells shall be considered as other wells required to be drilled hereunder.

          3. Additional Offset. Notwithstanding anything in this Lease to the contrary, the offset requirements contained in paragraph 5 shall constitute a minimum offset requirement only. Lessee shall drill and produce competitively offset wells at such times, to such depths, and at such locations upon the Leased Land as may be necessary to protect all zones remaining subject to this Lease from drainage by wells on other lands.

     6.     Operations.
            ----------

                 1. Lessee to Use Good Oil Field Practice. Except as herein otherwise provided, Lessee shall drill and operate each well in accordance with good oil field practice, and in conformity with any conservation or curtailment programs which may be imposed by law or by any appropriate governmental agency. Lessee shall comply with all state, federal and local laws and with the rules, regulations and orders of any federal, state or other governmental agency having jurisdiction in the Leased Land with respect to the spacing, drilling or producing of wells, or other operations for oil or gas, and if there be any conflict between the same and provisions of this lease, such laws, rules, regulations and orders shall modify or supersede, as the case may be, the relevant provisions of this lease.

     2. Protection of Leased Land From Liens/Indemnification. Lessee shall at its own risk and expense provide and promptly pay for all labor, equipment and supervision of whatever kind or nature that may be needed to carry on the operations hereunder and to perform the requirements of this Lease, and nothing herein contained shall obligate Lessor to reimburse Lessee for any costs incurred by it hereunder or to return to or repay to Lessee at any time any sums paid to Lessor pursuant to the provisions of this Lease. Lessee agrees to pay all damages, losses and expenses incurred by Lessor and to indemnify and to hold Lessor and the Leased Land free and harmless of and from all damages, losses, expenses (including attorneys' fees in any action arising out of matters herein set forth), liens, liability to or claims of others (including, but not limited to, surface owners, if other than Lessor, surface tenants and other oil and gas lessees) which result from or in anyway arise out of or in connection with (a) any of the operations of Lessee on said lands, (b) the exercise by Lessee of any of its rights hereunder, (c) the doing of any labor or the furnishing of any materials or supplies to or for Lessee, (d) any act or failure to act on the part of Lessee or of any contractor engaged in doing work for it, or (e) any breach by any contractor engaged in doing work for it, or (e) any breach by Lessee or by any such contractor of any of the provisions of this Lease, or (f) the Lessee's release or threatened release of pollutants, contaminates, hazardous substances, gas or petroleum on, under, about or from the Leased Land. This obligation to indemnify and hold harmless shall survive any termination or expiration of the lease or assignment of the Lease by Lessee without limitation.

          3. Prudent Operations. Lessee shall operate each well on the Leased Land continuously in a reasonable and prudent manner, consistent with securing ultimately the maximum production from the Leased Land, so long as such well shall be capable of producing oil, gas, other hydrocarbons or other leased substances in paying quantities. Lessee shall keep all producing wells in a clean and good working condition; provided, however, the gas well(s) may be operated at such capacity as a reasonably negotiated gas purchased contract, consistent with those obtainable in the vicinity, will allow.

          4. Abandonment of Oil or Gas Wells. Before Lessee abandons any oil or gas well drilled by Lessee hereunder, Lessee shall notify Lessor, in writing, of Lessee's intention to so abandon in the following manner. If a rig is on location, Lessee shall give Lessor at least forty-eight (48) hours' notice prior to such abandonment. Lessor shall have twenty-four (24) hours from receipt of such notice, logs and all other pertinent well data not previously supplied, in which to elect to take over said well. If Lessor elects to take over said well, it shall take immediate possession of said well including, at Lessor's option, the material and equipment therein, thereon and appurtenance thereto, free and clear of all liens and encumbrances, and such material and equipment shall become the property of Lessor. Lessee shall bear all expenses, including rig standby time, up to the actual takeover, but not to exceed a period of twenty-four (24) hours after Lessor receives such notice of intent to abandon. In all other instances, Lessee shall notify Lessor, in writing, of Lessee's intention to so abandon. Lessor shall have fifteen (15) days after Lessor's receipt of such written notice in which to notify Lessee, in writing, of

Lessor's desire to take over such well related material and equipment in its then condition. Within sixty (60) days after so electing to take over said well, Lessor shall reimburse Lessee the salvage value of all materials and equipment above and below the ground less the estimated cost of abandoning the well and restoring any portion of the Leased Land used in connection therewith to its original condition. If Lessor so elects to take over any such well, Lessor shall thereby assume and become responsible for all costs, expenses and liabilities of further operations accruing or arising with respect to such well, including abandonment of any such well and restoration of the Leased Land. If Lessor elects not to take over a well, as described in this Article 6.4., or if Lessor fails to make any election within the respective twenty-four (24) hour period or the fifteen (15) day period as described above, Lessor shall be deemed to have consented to the abandonment and Lessee shall promptly abandon the well and restore the Leased Land at its sole cost, expense and liability.

     7.     Royalty.
            -------

          1.  Royalty Share.  The term "royalty share" as used herein means 20%.

          2. Royalty on Oil. Lessee shall pay Lessor as royalty on oil the market price of said royalty share of all oil produced, saved and removed from the Leased Land after making customary adjustment or deductions for temperature, water and sediment. If Lessee sells said oil, said royalty shall be paid on the basis of the gross proceeds thereof, provided the same is not less than the market price, as hereinafter defined. In computing royalties all gravities shall be taken on the basis of oil containing not in excess of three percent (3%) water and other basic sediment.

          The words "market price" when used herein shall mean the highest posted price paid in the same field in good faith by a responsible person or company to producers generally for products of like grade and gravity in the same field on the day on which such product was removed, saved, sold and shipped from the Leased Land.

          3. Right to Take in Kind. Lessor shall have the option to receive its royalty on oil and/or gas hereunder either in kind or in money and shall have the right, from time to time, on thirty (30) days written notice to Lessee, exercisable not more than once every six (6) months, to change the method of payment in kind to payment in money or vice versa. Until Lessor elects otherwise, Lessor's royalty hereunder shall be payable in money.

          4. Delivery and Storage of Royalty Paid in Kind. All substances required to be delivered to Lessor as royalty in kind shall be promptly delivered to Lessor on the Leased Land. Royalty in liquid form shall be stored by Lessee, without charge to Lessor but at Lessor's risk, for a period of not exceeding thirty (30) days in tanks which shall be constructed and maintained on the Lease Land by Lessee at its own expense: provided, however, Lessee shall not be obligated to provide more than 500 barrels storage capacity for Lessor's liquid royalty in kind at Lessee's expense. At the end of such period, or sooner if Lessor so desires, Lessee shall at its own expense pump such liquid form royalty as directed by Lessor into tanks maintained by Lessor upon the

Leased Land or into any pipeline or lines on the Leased Land which Lessor shall have the right to use and shall specify. Royalty in gaseous form shall be delivered to Lessor by Lessee and at Lessee's expense directly into such pipeline or lines on the Leased Land as Lessor shall have the right to use and shall specify. All royalty (whether liquid or gaseous) so delivered into a pipeline shall be delivered by Lessee at its own expense at a sufficient pressure for transmission therein, not exceeding six hundred (600) pounds per square inch. In the event that any of Lessor's royalty is treated under any of the provisions of this Lease, Lessee at its own expense shall transport such royalty to the place of treatment and shall thereafter deliver such royalty to Lessor, either on the Leased Land or (at Lessee's option) at the place of treatment.

          5. Transportation of Royalty Taken in Kind. In the event that Lessee shall have or construct or at any time use any pipeline or other facility for the transportation of any substance produced from the Leased Land to any transporting pipeline or other deliver point, and in the event that Lessor shall have elected to receive its royalty in kind as to such substance, then Lessor shall have the right, at its election, to require the transportation through such pipeline or other facility of any or all of its royalty portion of such substance. The cost to Lessor for such transportation shall not exceed the actual cost to Lessee when using facilities of others, or, for Lessee's facilities, the actual operating cost of the transportation of Lessor's royalty portion of the substance, excluding all capital outlays and all costs such as taxes (other than taxes upon the transportation of such royalty portion of such substance), overhead costs, interest upon capital investment and charges for depreciation.

          6. Royalty on Gas. Lessee shall pay to Lessor the royalty share of the gross proceeds received from the sale of any gas (excluding residual dry gas from extraction of casinghead gasoline), while the same is being sold off said land, or from any payment pursuant to a gas contract for gas not actually taken, but nothing herein contained shall require Lessee to save or market gas from said land unless there shall be surplus above fuel requirements and a market at the well for the same. Where the Lessee utilizes gas off the Leased Land, the royalty share shall be based upon the market price at the wellhead of said gas.

          If casinghead gasoline is extracted from the Leased Land or lands pooled or unitized therewith by Lessee from the natural gas produced from wells on said lands, then Lessee shall pay to Lessor as royalty 50% of Lessor's royalty share of the market price of the gasoline and 50% of the market price of other hydrocarbons (including residual dry gas) credited to this lease from the gas so treated.

          7. Royalty on Other Substances. Lessee shall pay Lessor as royalty the market price on the Leased Land, in the condition as produced, of the royalty share of any substance covered by this Lease, other than oil and/or gas and the products thereof, which Lessee may elect to produce and save or market or utilize from the Leased Land.

          8. Royalty to be Free of Costs. All royalties herein shall be computed without any deduction or charge on account of any tax, cost or expense of exploration, development, production, cleaning, dehydration, treatment, processing, extraction, compression, transportation or delivery, or any other deduction or charge whatsoever, whether of the same or a different character, except as provided for in paragraph 7.5. and 7.6., hereof.

          9. Payment of Royalties. Settlement shall be made by Lessee on or before the last day of each calendar month for all royalties which accrued during the preceding month, and Lessee shall furnish Lessor monthly statements showing the computation of royalties.

          10. Minimum Royalty. Upon completion of a well or wells on the Leased Land capable of producing gas or oil in paying quantities, Lessee shall pay Lessor a minimum royalty hereunder of an amount equal, and not less than, the delay rental payable during the primary or drilling term hereunder (minimum royalty) per acre annually for the total acreage held subject to this lease irrespective of the operation or suspension of operations of any such well or wells, or the curtailment of production therefrom. If at the expiration of any calendar year Lessor shall not have received royalties and/or delay rentals hereunder above an amount equal to the minimum royalty per acre as aforesaid, Lessee shall on or before the twenty-fifth (25th) day of January next succeeding pay to Lessor an amount equal to the difference between said royalties paid during the preceding calendar year and such minimum royalty per acre.

          The minimum royalty payments provided for herein shall be deemed the equivalent of production and shall constitute performance under this Lease if Lessee shall make a diligent effort to obtain commencement of production from any gas and/or oil well completed on the Leased Land; provided, however, that Lessee shall not be privileged, in any event, to hold this Lease by actual production plus adjustment to minimum royalty, or by payment of minimum royalty alone, for more than three (3) years, cumulatively.

          11. Call on Production. Lessor, its affiliates, subsidiaries, parents, successors and assigns, shall have the following rights and options with respect to oil, gas and liquid hydrocarbons produced and saved from the lands subject to this Lease (except any used for operating purposes thereon):

               (a)     The continuing right and option, at any time upon thirty
(30) days written notice, to purchase all or any of the oil and other liquid hydrocarbons produced and saved for the account of Lessee. The price to be paid therefor shall be the highest reasonably obtainable price in the field for oil or other liquid hydrocarbons of the same grade, quality and gravity, and under contracts providing for similar conditions and durations, with such price to be determined from month to month; and

               (b) The preferential right and option to purchase the gas (the term "gas" to include natural gas, casinghead gas, and all other gaseous substances and all constituents thereof in the well stream, whether produced from gas wells or oil wells) produced and saved for the account of Lessee on the same terms and conditions as those under which Lessee proposes to sell or otherwise dispose of same. Lessee shall notify Lessor in writing of each proposed sale or other disposition of the gas, as much in advance as reasonably possible, but in no event less than (30) days prior to such proposed sale or other disposition. Lessor shall have thirty (30) days after receiving notice of all terms and conditions of each bona fide offer by a prospective purchaser ready, willing and able to purchase said gas, or part thereof, in which to notify Lessee of its election either to exercise or waive its preferential right and option. The failure by Lessor to respond within thirty (30) days after receiving notice shall be deemed a waiver of Lessor's right and option to make that particular purchase. No contract for the sale or other disposition of gas, or any part thereof, shall ever by made by Lessee unless and until Lessor shall have first exercised or waived, in writing, its herein-described preferential right and option with respect to said gas. Lessor shall have a continuing separate right and option with respect to each and every proposed sale or other disposition of said gas, or part thereof.

          12. Free Use in Operations. Lessee shall be entitled to the free use of any oil, gas or hydrocarbon substances for fuel and/or lifting purposes and/or injection or in-site combustion purposes, or in Lessee's other primary pressure maintenance or secondary recovery, or other operations under this Lease. Lessee shall not be required to account to Lessor for, or be obligated to pay royalty on, such oil, gas and hydrocarbon substances underlying or produced from the Leased Land and used, lost or consumed in the operations under this Lease.

     8.     Ownership.
            ---------

          1. No Warranty of Title. This Lease is made without warranty of any kind as to title. Lessee accepts as satisfactory to itself the title of Lessor in the Leased Land and agrees that Lessor shall not be liable or responsible to Lessee in damages or otherwise by reason of any defects in or any liens or encumbrances on Lessor's title or any want of title in Lessor to the Leased Land, or any portion thereof, or to any hydrocarbons therein contained or found or produced thereon or taken therefrom. If any third party asserts any claim against Lessor on account of Lessee's extraction or removal of hydrocarbons from the Leased Land or other operations of Lessee thereon (including, without limiting the generality of the foregoing, any governmental or other action or proceeding for the abatement of a nuisance or the cleanup, removal or other protection against a hazardous waste as now or hereafter defined), Lessee will defend and indemnify and hold Lessor harmless from all such claims except such portion thereof as represents a claim to Lessor's royalty, provided that upon receiving notice thereof, Lessor shall notify Lessee with reasonable promptness of the bringing of any action or the assertion of any such claim and shall allow Lessee to have Lessee's attorneys appear therein, either alone or in association with Lessor's attorneys (as Lessor may elect), in defending any such action on behalf of Lessor, each party paying the expenses of its own attorneys. Lessee shall promptly notify Lessor in writing of any judicial proceeding brought to the attention of Lessee, and affecting or purporting to affect, Lessee's possession or rights hereunder.

          2. Proportionate Reduction. If Lessor owns a lesser interest in the oil, gas and other hydrocarbons in the Leased Land than the entire undivided fee simple estate therein, then any royalties, rentals and other payments herein provided for shall be paid to Lessor only in the proportion which Lessor's interest bears to the whole and undivided fee; provided, however, that Lessor shall have no obligation to reimburse Lessee, retroactively, for any payments already made by Lessee to Lessor.

          3. No Surface Ownership. Notwithstanding anything to the contrary, Lessee acknowledged that Lessor does not own the surface to the Leased Land and Lessor makes no representations, warranties, agreements or covenants with respect to the surface. The Leased Land is subject to any reservations stated on Exhibit "A" hereto and any and all mineral or surface reservations, restrictions and conditions of public record.

          4. Additional Lands. Should Lessor hereafter acquire any additional right, title or interest in or to the Leased Land, it shall be subject to the provisions hereof to the same extent as if owned by Lessor at the date hereof. Lessor agrees that if Lessee shall make any payment on account of any tax not required to be paid by it under the conditions hereof or any mortgage or other lien at the time in default, on or against any of the lands subject to this Lease, it shall, in addition to the right of subrogation, have the right to reimburse itself out of any royalties or rentals accruing hereunder.

     9.     Taxes.
            ------

          1. Payment by Lessee. Lessee shall at its own expense and without any reimbursement by Lessor pay and discharge before delinquency (a) all taxes, assessments and other governmental charges which, during the term of this Lease, shall be levied upon or assessed or charged against (1) the improvements and personal property constructed or placed upon the Leased Land by or for Lessee under this Lease; and (2) the Leased Land or any part thereof or any minerals or mineral rights or other rights therein; (b) all other taxes, assessments and other governmental charges upon or referable to any operations or acts of Lessee or on its behalf on the Leased Land; (c) all other assessments, charges and obligations of any kind whatever that by reason of any operation of Lessee may be or might become a lien upon or charge against the Leased Land, or any part thereof, or any well thereon, and that are created by or shall arise under or by reason of any present of future law, ordinance, regulation or order whatever; and (d) all taxes, assessments and governmental charges levied by or arising under any present or future law, ordinance, or regulation upon or with respect to this Lease, the execution or delivery hereof, or the leasing of the Leased Land hereunder.

          Lessee shall and hereby agrees that after hydrocarbons are discovered in the paying quantities hereunder it will pay to Lessor promptly upon demand, as supplemental royalty hereunder, an amount equal to each such tax, assessment and other governmental charge so paid by Lessor or by any subsidiary of Lessor (including the portion thereof for the unexpired part of the fiscal year in which the discovery is made, prorated as of the completion date of the discovery well), except any portion of any such charge which is referable to personal property or major improvements of Lessor or any subsidiary of Lessor or to minerals not then subject to this Lease and being produced by Lessor or any third part.

          2. Tax Liens. If any tax lien is filed against the Leased Land and is not removed or released within thirty (30) days after Lessee is aware such lien is filed, this Lease, without notice or demand by Lessor, shall automatically terminate in its entirety.

     10. Insurance. (a) Lessee shall maintain in full force and effect, at its own expense, a policy or policies of worker's compensation insurance as required by the State of California and a policy or policies of comprehensive general liability insurance insuring Lessee and Lessor as an additional insured (and such other person, firms or corporations as are designated by Lessor as having an interest in the Leased Land) against any liability for death, personal injury or property damage arising out of or resulting from Lessee's operations hereunder. Such insurance shall have an initial combined single event coverage of not less that two million dollars ($2,000,000.00). If such coverage amount is at any time inadequate in the considered opinion of Lessor's risk management department, Lessee shall increase such coverage to a reasonable amount determined by such insurance advisor. All insurance required of Lessee under the Lease shall be with insurance companies and in a form satisfactory to Lessor and shall not be subject to cancellation or change except after sixty (60) days prior to written notice to Lessor. All required insurance policies, or properly executed certificates evidencing the same, together with satisfactory evidence of premium payments, shall be deposited with Lessor prior to Lessee's entering into possession of the Leased Land and, for renewals, at least thirty (30) days prior to the expiration of such coverage. As long as their respective insurers so permit, each party to this Lease shall cause each insurance policy obtained by it to provide that issuing insurance company waives all right of recovery by way of subrogation against either party to this Lease.

          (b) If Lessee is self insured, Lessee shall demonstrate to Lessor's satisfaction, in writing, that it has adequate and sufficient self-insurance to insure against all claims which could arise out of Lessee's operations on the Leased Land, or lands pooled or unitized therewith. Lessee shall provide proof of any insurance coverage and bonds that may be required by an governmental agency prior to entering the Leased Land for any purpose.

     11.     Surrender and Forfeiture.
             ------------------------

          1. Removal of Equipment and Restoration. Lessee shall have the right at any time to remove from the Leased Land any machinery, rigs, piping, casing and other property and improvements belonging to or furnished by Lessee (except as provided in paragraph 6.4.), including that installed in wells or otherwise affixed to the land; provided that, if this Lease terminates in its entirety, such removal shall be completed within (30) days thereafter and, in the event of the termination of this Lease as to a portion of the Leased Land, all such property not needed by Lessee for its operations on land retained under this Lease shall be removed from the land as to which this Lease is terminated within thirty (30) days after such partial termination and the remainder shall be removed within thirty (30) days after the termination of this Lease in its entirety. Lessee, after termination of this Lease, shall drain and fill all sump holes and other excavations made by it on the Leased Land and in all other respects restore the Leased Land as nearly to its original condition as is reasonably practical, but Lessee shall not be obligated to restore anything for which it may theretofore have made payment acceptable to Lessor for damages.
The obligation of Lessee "to restore" the Leased Land (set forth above) shall include the obligation to remediate any contamination arising from Lessee's exercise of any rights granted hereunder.

          2. Lessee's Right to Surrender. Lessee, at its option, may at any time quitclaim and surrender all of the Leased Land, in which event this Lease shall terminate and Lessee shall be relieved of all obligations hereunder save and except the obligation to pay rents and royalties theretofore accrued and any obligation hereby imposed for removal of equipment and restoration or remediation of the Leased Land, and any tax or assessment which Lessee would be obligated otherwise to pay under paragraph 9, hereof, prorated for any of the tax or assessment year for which Lessee held the Leased Land. Lessee, at its option, may at any time after drilling on the Leased Land or on land properly pooled with all or a portion of the Leased Land and from time to time thereafter, quitclaim and surrender any part of the Leased Land not desired by it (but only to all depths and strata in the surrendered acreage), and in such event the amount of any rental provided for in this Lease shall thereafter accrue only on the basis of the land not so quitclaimed, and the number of wells to be drilled before the land may be deemed fully drilled shall be determined by the acreage retained. Land so quitclaimed shall remain subject to the easements and rights of way herein provided for so long as necessary to accommodate operations being carried on by Lessee on the retained part of the Leased Land or lands pooled therewith. Anything to the contrary herein notwithstanding, Lessee prior to drilling may make no partial release or quitclaim as provided under this paragraph comprising less than forty (40) acres.

          Lessee may at any time with respect to all of the Leased Land or, at any time or from time to time after drilling with respect to a designated part of the Leased Land subject to the acreage limitation provided herein, (a) surrender its right to produce oil, or (b) surrender its right to produce gas.
A surrender of the right to produce oil shall include a surrender of the right to produce the gas that may be produced therewith. A surrender of the right to produce gas shall include a surrender of the right to produce associated liquids which may be produced therewith. A surrender of oil or gas rights in all the Leased Land will relieve Lessee of further obligation to drill wells for the released substance. A surrender of oil or gas rights in a part only of the Leased Land will reduce the number of required oil or gas wells to a number determined by the acreage as to which oil or gas rights are retained by Lessee. A surrender of oil rights shall have no effect on obligations to drill for the substance for which Lessee has retained its rights.

          3. Lessee's Obligation to Release Deep Rights. In the event oil and/or gas is discovered on the Leased Land covered hereby by drilling operations conducted in accordance with the terms hereof, then Lessee shall be entitled to hold by production each appropriate Well Tract in a continuous and reasonable compact shape, pursuant to the spacing provisions of the Lease, surrounding each well then capable of producing oil and/or gas, in paying quantities, to a depth of not more than one hundred feet (100') below the deepest horizon (or its stratigraphic equivalent) from which each such well is then capable (without further drilling operations) of producing oil and/or gas, or either of them, in paying quantities. Five (5) years after the date of first production (the same being defined as the actual date the hydrocarbons are first sold from the Leased Lands, or from any unit formed which includes all or a portion of the Leased Lands), Lessee shall release and surrender to Lessor all deeper depths or zones in the Leased Lands 100 feet and more below the deepest then producing interval in each Well Tract, situated within the Leased Land either partially or wholly together with all reasonably necessary or convenient surface rights and rights to pass through the retained depths or zones for Lessors' or their assigns' testing and development of, and production from, such released deeper depths or zones, provided, however, such surface rights and rights to pass through the retained depths or zones shall not interfere with Lessee's operations on the Leased Lands.

          4. Lessee's Obligation to Surrender Undeveloped or Non-Producing Acreage. Once the Leased Land is fully developed or Lessee has completed or abandoned its drilling program under paragraph 4, Lessee shall surrender and quitclaim to Lessor all of the Leased Land except as to Well Tracts surrounding then producing oil and gas wells. After such surrender, whenever there shall have been no production of hydrocarbons in paying quantities hereunder from a Well Tract retained by Lessee for a continuous period of one hundred twenty
(120) days, this lease as to the subject Well Tract shall terminate and Lessee shall promptly surrender each such Well Tract to Lessor.

     12.     Force Majeure.
             -------------

          1. Suspension of Obligations During Force Majeure. Performance of covenants and conditions imposed upon Lessee hereunder shall be excused while, and to the extent that, Lessee is hindered in or prevented from complying therewith, in whole or in part, by war, riots, strikes, lockouts, natural disasters, accidents, inability (after a thirty (30) day attempt) to obtain materials or services in the open market or to obtain transportation therefor, laws, rules, and regulations of any federal, state, municipal or other governmental agency or any other cause beyond the control of the Lessee, whether similar or dissimilar to those herein specifically enumerated and without regard to whether such cause exists at the date hereof or hereafter arises; provided, however, that (i) Lessee shall provide written notice to Lessor of any claim of suspension or excuse of Lessee's obligations under this paragraph, specifying with particularity the act, event, or condition giving rise to such claim of suspension or excuse and specifying the date of which such act, event, or condition arose; and (ii) in the case of any governmental approval, Lessee shall have applied for such approval sufficiently in advance to reasonably obtain such approval prior to Lessee's obligation to perform under the covenants and conditions herein. The obligations of Lessee under this Lease shall not be suspended or excused pursuant to this paragraph unless and until such written notice to Lessor is given and shall not be suspended or excused by any act, event, or condition as to which Lessor has not been so notified. Lessee shall diligently pursue the removal or lifting of such act, event, or condition in such manner as may be reasonably practicable throughout the course of its existence. Notwithstanding anything herein contained to the contrary, the obligations of Lessee hereunder shall not be suspended or excused by reason of failure to obtain any permit for the drilling of the initial well unless such permit shall have been applied for at least six (6) months prior to the expiration of the last year of the primary term hereof, and such application shall have been diligently pursued. Lessee's obligations hereunder shall not be suspended or excused by reason of failure to obtain a permit for the drilling of a well, in any event, for a period of longer than eighteen (18) months from the date of application therefor. The failure to obtain any other governmental permit or entitlement shall not be deemed an event of force majeure unless Lessee shall have submitted a timely and complete application therefore and such application shall have been diligently pursued; in which event Lessee's obligations shall not be suspended hereunder for a period of longer than one (1) year from the date a complete application was filed.

          2. Suspension of Operations Due to Low Oil Prices. After the completion of the first oil well, drilling or production oil hereunder (except of offset wells when wells offset or to be offset are being operated) may be suspended while the market price for oil of the quality produced from the Leased Land is $7 or less per barrel at the well or when there is no available market for such oil at the well above said price, and in either case for a period of 30 days after the reason for suspension ceases to exist. In the event Lessee shall complete a well or wells on the Leased Land capable of producing gas in paying quantities (whether or not oil is also capable of production therefrom), if there is a market at the well for gas, Lessee shall sell so much of said gas as it finds a market for in accordance with reasonable production practices.

     13. Default. In addition to all other rights and remedies of Lessor under this Lease or the law, if Lessee shall be in default in the performance of any of Lessee's covenants under this Lease, and if for a period of ten (10) days as to the payment of royalties, including minimum royalties or thirty (30) days as to other defaults, after written notice by Lessor of such default, Lessee shall fail to commence and thereafter diligently and in good faith to prosecute the remedying of such default, this Lease shall automatically terminate by operation of law; provided, however, that Lessor shall not be required to give any notice of default for the failure of Lessee to tender the full delay rental amount due on or before the annual rental due date or prorated rental pursuant to paragraph 4.2. or for Lessee's failure to commence and to prosecute the drilling of the first well or any subsequent well as provided for herein, and upon such failure of Lessee, this Lease, shall automatically terminate by operation of law. Upon any such termination of this Lease, Lessor, without notice or demand, may reenter the Leased Land or any part thereof, and expel, remove and put out Lessee or any person or persons occupying the Leased Land, and, if not removed by Lessee under the provisions of paragraph 11 hereof, Lessor may (i) remove all property therefrom using such force as maybe necessary to again repossess and enjoy the Leased Land as before this demise, and (ii) to restore and remediate the Leased Land or affected portion thereof to return it to as near as original condition as practical, without prejudice to any other remedies to which Lessor might be entitled and without liability to Lessee or any third party for damages sustained by reason of such removal, provided that no default in the performance of any of the conditions or provisions hereof as to any well or wells shall affect the right of Lessee to continue Lessee's possession and operation of any other well or wells (to depths and portions of the Leased Land earned) in regard to which Lessee is not in default, together with the Well Tract earned and a surface well site parcel of two (2) acres for each such drilling or producing oil or gas well, and rights-of-way and easements necessary for Lessee's operation thereof. In the event that Lessor properly exercises the above right to expel Lessee, remove equipment, or restore and remediate the Leased Land or any portion thereof, Lessee shall protect, defend, indemnity and hold Lessor harmless from any cost, risk, expense or other liability associated with the exercise of such rights.

     In addition, without limiting in any way Lessor's remedies upon default, any amount due under this Lease which is not paid when due, unless excused pursuant to paragraph 12 hereof, shall bear interest at a rate per annum equal to five percent (5%) plus the rate prevailing on the 25th day of the month preceding the due date as established by the Federal Reserve Bank of San Francisco on advances to member banks under Sections 13 and 13a of the Federal Reserve Act as now in effect or hereafter from time to time amended; provided, however, in no event shall such interest be less than ten percent (10%) per annum nor greater than the maximum amount allowed by law.

     14. Assignment. This Lease and each and all of its provisions shall be binding upon and shall inure to the benefit of the heirs, administrators, executors, successors and assigns of the respective parties hereto. Lessee shall not, however, sublet the demised premises or any part thereof, or assign, transfer, mortgage or otherwise convey or encumber this Lease or any of its rights hereunder or any of its interest in or to the demised premises, or enter into any partnership, overriding royalty or participation agreement with respect to rights of Lessee hereunder, without the prior written consent of Lessor which may be granted, withheld or conditioned at Lessor's sole discretion. In the event that Lessee shall sublet, assign, transfer, mortgage or otherwise convey or encumber the Leased Land or its rights and interest hereunder, or any part thereof, or enter into any partnership, overriding royalty or participation agreement with respect to rights of Lessee hereunder, or attempt to do so, in violation of the foregoing provision, then, in addition to any and all other rights and remedies available to it, Lessor may at its option, by written notice to Lessee within ninety (90) days after receiving actual knowledge of such event, either declare such sublease, assignment, transfer, mortgage, conveyance, encumbrance or agreement void or terminate this Lease and all rights and interest of Lessee and all other persons hereunder. In the event that Lessee shall file a voluntary petition in bankruptcy or shall be adjudged a bankrupt in any involuntary bankruptcy proceeding, or in the event that any voluntary or involuntary proceeding for the reorganization of Lessee shall be instituted by anyone other than Lessor under any of the provisions of the bankruptcy laws of the United States, or in the event that (except in proceedings instituted by Lessor) a receiver or judicial trustee or custodian shall be appointed for, or any lien or any writ of attachment, garnishment, execution or distraint shall be levied upon, any of Lessee's rights or interest under this Lease, or in the event that there shall be any assignment of any of Lessee's rights or interest under this Lease, under this Lease by operation of law, then, in addition to any and all other rights and remedies available to it, Lessor may at its option, by written notice to Lessee within ninety (90) days after receiving actual knowledge of such event, terminate this Lease and all rights and interest of Lessee and all other persons under this Lease. Any consent of Lessor to any sublease, assignment, transfer, mortgage, conveyance, encumbrance or agreement shall not be or be deemed or construed as a consent to any other, different or subsequent sublease, assignment, transfer, mortgage, conveyance, encumbrance or agreement, nor as a waiver or exhaustion of any of the provisions of this paragraph. The provisions and agreements contained in this paragraph with respect to Lessee shall be applicable to any and all subleases, assignees, transferees, mortgages and other persons holding or claiming any of the rights or interest of Lessee under this Lease as well as to Lessee originally named herein. The term "Lessee" as used in this article includes any individual, partnership or corporation who is a lessee hereunder even though several individuals, partnerships or corporations are such and includes each partner of any partnership which is a lessee hereunder.

     15. Pooling and Unitization. Lessee shall have the right at its option, at any time, either before or after the discovery of oil, gas or other substances on the Leased Land to present to Lessor a specific proposal to combine and pool all or any part of the Leased Land or interest therein into one or more operating units with any other lands or interests therein (whether held by Lessee or others and whether or not the surface of such other land may be used for oil or gas development purposes). Lessor may, in its sole discretion, either consent in writing to the formation of such pool or operating unit, or withhold its consent, and no pool or operating unit may be formed without the prior specific written consent of Lessor. Each operating unit created hereunder with the consent of Lessor shall be created by and shall become effective upon the execution by Lessee and the recording in the office of the appropriate County Recorder of a Declaration of Pooling setting forth the exterior boundaries of the unit so created and describing the lands pooled thereunder, followed by the prompt mailing of a copy thereof to Lessor. If there are any lands or interests in lands within the exterior boundaries of any operating unit which are not pooled therein, Lessee may, with Lessor's prior written consent which may be withheld for any reason, at any time after creation of such unit, add any or all such additional lands or interest to such unit by executing a Supplemental Declaration of Pooling, but no retroactive adjustment of royalties shall be made. Promptly after execution of each Declaration of Pooling and each Supplemental Declaration of Pooling Lessee shall give written notice thereof to Lessor. Any operating unit may include land upon which a well has theretofore been completed or upon which operations for drilling have theretofore been commenced, and within the meaning of the requirements of the Lease any such well or operations, if off the Leased Land, shall be considered as having been commenced immediately after the effective date of such pooling. Production, drilling or reworking operations anywhere on the operating unit created hereunder shall be treated as production, drilling or reworking operations on that portion of the Leased Land properly included in such operating unit. Any portion of the Leased Land included in an operating unit pursuant to this Lease shall thereafter during the term of such operating unit be deemed to be segregated from the balance of the Leased Land and any portion of the Leased Land not included within such unit shall be subject to further rental, development or release in accordance with the terms of this Lease, and Lessee shall not be entitled to hold any land not so included by virtue of drilling upon or production from land included in such unit. There shall be allocated to the Leased Land the proportion of the pooled production from any such operating unit (whether or not such production is from the Leased Land) that the number of surface acres covered by this Lease and included in such unit bears to the total number of surface acres in such unit; royalties shall be paid hereunder only upon that portion of such production so allocated, and as to pooled production from land in such unit such royalties shall be in lieu any other royalties. Lessee may at any time quitclaim to the persons entitled thereto all or any part of the land in any such operating unit and no owner of land in such unit not owning any interest in quitclaimed land, except by virtue of such pooling, shall have any interest in such quitclaimed land after the quitclaim is delivered or recorded. Allocation of production as aforesaid from any such operating unit, whether to the Leased Land or in like manner to other lands therein, shall continue notwithstanding any quitclaim or other termination, either in whole or in part, of this or any other lease covering lands in such unit until such time as the owner of such land shall (or shall give others the right to) drill for or produce any of the pooled substances from any pooled part of such lands, whereupon all such lands formerly included in such unit and as to which the Lease covering the same shall have been terminated, shall be excluded in determining the production to be allocated to the respective lands in such units and in prorating taxes; and in the event of failure of Lessor's or any other owner's title as to any portion of the land included in any such operating unit; such portion of such land shall likewise be excluded from such unit; provided that Lessee shall not be held to account for any production allocated to any lands excluded from any such operating unit unless and until Lessee has actual knowledge of the aforesaid circumstances requiring such exclusion. Lessee may, at any time either before or after the commencement of the drilling of a well on lands included in any such operating unit but prior to the discovery thereon of the substance for which the unit was formed, or at any time after the abandonment of all wells drilled on such unit, wholly dissolve such unit by executing and recording in the office of the appropriate County Recorder a Declaration of Dissolution. Promptly after execution of such Declaration of Dissolution Lessee shall give written notice thereof to Lessor. Upon the dissolution of any such operating unit, whether or not this Lease or any other Lease involved therein remains in effect, all rights of Lessor hereunder to royalty on pooled substances produced from the lands which were so pooled (other than the Leased Land) shall cease and terminate; but such dissolution shall not otherwise affect or impair any of Lessee's rights or obligations under this Lease, including its right upon obtaining the prior written consent of Lessor to create a new operating unit or units out of the lands previously pooled pursuant to this paragraph, or constitute a surrender of any part of or any interest in the leasehold estate created hereby. The sale, conveyance or other transfer of, or of any interest in, any portion or portions of the Leased Land which are at the time of such transfer subject to an operating unit shall (unless the instrument affecting such transfer expressly provides otherwise) be deemed to include and shall operate as a transfer and assignment of all of the transferor's interest, rights and benefits under this Lease (including the right to royalty on allocated production from the lands subject to any such unit) insofar as such interest, rights and benefits pertain to or are allocated hereunder to the portion or portions of the Leased Land or interest therein so transferred. For the purpose of determining drilling obligations in such unit, which shall be equal to the drilling obligations set forth hereinabove in this Lease, the entire acreage so pooled shall be treated as if it were covered by one Lease and the drilling of well in any part of such unit, whether or not on land covered by this Lease, shall fulfill Lessee's drilling obligations under the Lease to the same extent as if such well were drilled on land covered by this Lease and no offset obligations shall accrue with respect to the tracts of and included within any pooled unit.

     16. Nonexclusive Seismic Activities. Lessor hereby grants to Lessee or to Lessee's nominee, for Lessee's benefit, nonexclusive permission to conduct seismic or geophysical surveys on said land by any method, whether now known or not, provided that Lessee, or Lessee's nominee shall pay the party or parties entitled thereto for any and all damages to person or property, including damage to water wells located on said land, resulting from the making of such surveys. Notwithstanding anything herein to the contrary, nothing contained in this Lease is intended to grant to Lessee the exclusive right to conduct seismic and other geophysical operations across the Leased Land. In the event Lessee shall conduct seismic or other geophysical surveys over the Lease Land, Lessor shall be entitled to receive a copy of thereof including any such data digital form at such time as such data is available to Lessee.

     Lessor expressly reserves the right to conduct seismic and other geophysical operations across the Leased Land on its own behalf and to grant such right to third parties from time to time and at any time. Any rights, data, fees and revenues attributable to the exercise by Lessor of such rights shall be the sole property of Lessor or its licensee, and Lessee shall not be entitled to see such data or share in such revenues or fees.

     Additionally, Lessor, its affiliates, successors, assigns or agents, shall have the right to review and inspect during normal business hours upon ten (10) days written notice, all geophysical and seismic date obtained by Lessee under this paragraph.

     17. Definitions. The following terms or phrases, and variations thereof, except where the context requires a different meaning, shall have the following meanings in this Lease:

          (a) The words "drilling operations" as used herein shall mean the location of a drilling rig on the Leased Land or lands pooled therewith and the spudding of a well both of which must have occurred before "drilling operations" will be deemed to have commenced.

          (b) Lessee shall have met its minimum development program under paragraph 4 and the Leased Land shall be deemed "fully drilled" when there has been drilled a sufficient number of oil and/or gas wells to earn Well Tracts, as hereinafter defined, to encompass all of the Leased Land.

          (c) The term "suitable offset location" as used in paragraph 5 of this Lease shall mean a location within a distance from the boundary line separating the properties equal to the distance from the well to be offset to said boundary line (though the offset well need not in any event be closer than 200 feet from said boundary line) and within one-half (1/2) of such distance from a line drawn at right angles to such boundary line from the well to be offset through such boundary line and extended through the Leased Land.

          (d)     A "Well Tract" as used herein shall mean the following:

                  i. In the case of an oil well drilled to a depth of 4000 feet or less - ten (10) acres;

                  ii. In the case of an oil well drilled from a depth of 4001 feet to 8000 feet - twenty (20) acres;

                  iii. In the case of an oil well drilled from 8001 feet 12,000 feet - forty(40) acres;

                  iv. In the case of an oil well drilled from 12,001 feet to 16,000 feet - eighty (80) acres;

                  v. In the case of an oil well drilled below 16,000 feet one hundred sixty(160) acres;

                  vi. In the case of a gas well drilled to a depth of 8000 feet or less - one hundred sixty (160) acres.

                  vii. In the case of a gas well drilled from 8001 feet to
                       12,000 feet - three hundred twenty (320) acres.

                  viii.In the case of a gas well drilled below 12,000 feet
                       - six hundred forty (640) acres;

          (e)     The term "oil well" is any well

                  i. which produces crude petroleum oil not associated with gas at the time of production, or

                  ii. which produces one barrel or more of crude petroleum oil to each 200 cubic feet of natural gas, or

                  iii. which produces crude petroleum oil from a formation or producing horizon productive of oil only, encountered in a well bore through which gas also is produced through the inside of the another string of casing.

          (f)     The term "gas well" is any well

                  i. which produces natural gas not associated with or blended with crude petroleum oil at the time of production, or

                  ii. which produced more than 2000 cubic feet of natural gas to each barrel of crude petroleum oil from the same producing horizon, or

                  iii. which produces natural gas only encountered in well bore through which crude petroleum oil also is produced through the inside of another string of casing.

          (g) For the purpose of computing the timing of Lessee's drilling obligations under paragraph 4 herein and for that purpose only, a well drilled upon the Leased Lands or on land pooled or unitized therewith, shall be deemed "completed" or "abandoned," as appropriate, upon the earlier of (i) the thirtieth (30th) day following release of the drilling rig therefrom; or (ii) release of the completion rig.

          (h) The term "paying quantities" as used herein, shall mean production in quantities sufficient to yield a return in excess of operating costs.

     18. Waiver. The waiver by Lessor of any breach of any term, covenant or condition herein contained shall not be deemed to be a waiver of such term, covenant or condition for any subsequent breach of the same or any other term, covenant or condition herein contained. The subsequent acceptance by Lessor of any sum due under this Lease shall not be deemed to be a waiver of any preceding breach by Lessee of any term, covenant or condition of this Lease, other than the failure of Lessee to pay the particular sum accepted.

     19. Authority to Execute. If Lessee is a corporation, each individual executing this Lease on behalf of said corporation represents and warrants that he is duly authorized to execute and deliver this Lease on behalf of said corporation in accordance with a duly adopted resolution of the Board of Directors of said corporation or in accordance with the bylaws of said corporation, and that this Lease is binding upon said corporation in accordance with its terms. Upon request, Lessee shall supply a copy of an adopted resolution or the bylaws which empower the party executing this to act on behalf of the corporation.

     20. Notice Periods. In addition to the notice requirements set forth elsewhere in this Lease, Lessee shall give Lessor oral notice by telephone or in person, followed by prompt written confirmation, at the telephone number and address set forth in paragraph 4 above, as follows:

          (a) Notice at least seventy-two (72) hours prior to entry on the Leased Land with a drilling rig;

          (b) Notice at least seventy-two (72) hours prior to spudding any well drilled on the Leased Land or on land pooled therewith:

          (c) Notice within seventy-two (72) hours of the release of a drilling rig from any well on the Leased Land or any land pooled therewith;

          (d) Notice within seventy-two (72) hours of completion of any well drilled on the Leased Land or on land pooled therewith;

          (e) Notice at least seventy-two (72) hours prior to abandonment of any well drilled on the Leased Land or on land pooled therewith;

          (f) Notice at least seventy-two (72) hours prior to conducting any geological, geophysical or seismic activities on the Leased Land or pursuant to this Lease.

          (g) Notice within seventy-two (72) hours of the first sale of any substance from a well drilled on the Leased Land or on land pooled therewith;

          (h) Notice of cessation of production accompanied by a description of the reasons therefor, within fifteen (15) consecutive days following any such cessation;

          (i) Notice within ten (10) days of the completion of any well with a producing interval within 1320 feet of an exterior boundary of the Leased Land in which Lessee has any economic interest upon adjacent lands that are not pooled with the Leased Land and in which Lessor is not a mineral Owner, which notice shall include a description of such well, its producing zone(s) and surface drill site and bottom hole location.

     21. Attorneys' Fees and Court Costs: The substantially prevailing party in any action regarding this Lease shall be entitled to its reasonable attorneys' fees and court costs (which shall include the cost of staff time or expect witnesses) including, but not limited to, appeals, if any.

     22.     Hazardous Waste.

          (a) Lessee acknowledges that Lessor shall not be deemed to have made (and Lessor hereby disclaims) any representation or warranty, express or implied, as to the condition of the Leased Land or any improvements located thereon.

          (b) Lessee shall not use, store or dispose of any hazardous substance on the Leased Land except those hazardous substances listed on Exhibit "B" and then only in quantities expressly set forth thereon. Lessee shall not use, store or dispose of any hazardous substance (other than as permitted by this Lease) without Lessor's prior written consent. Lessee shall report to Lessor on each anniversary date of this Lease the identity and amount of any hazardous substance used or stored on the Leased Land.

          (c) If Lessee uses, generates, manufactures, produces, stores, releases, discharges, or disposes of on, under or about the Leased Land or transports to or from the Leased Land any hazardous substance or allows any other person or entity to do so, it will do so in strict accordance with applicable requirements of state, federal, or local laws, regulations, ordinances, rules or guidelines.

          (d)     Lessee shall give written notice to Lessor within twenty-four
(24) hours of:

                  i. any proceeding or inquiry by any governmental or regulatory authority with respect to the presence of any hazardous substance on the Leased Land or the migration thereof from or to other property;

                  ii. all claims made or threatened by any third-party against Lessor or the Leased Land relating to any loss or injury resulting from any hazardous substance; and

                  iii. Lessee's discovery of any occurrence or condition on any real property adjoining or in the vicinity of the Leased Land that could cause the Leased Land or any part thereof to be subject to any restrictions on ownership, occupancy, transferability or use under any environmental law.

          (e) Lessor shall have the right to join and participate in, as a party if it so elects, any legal proceedings or actions initiated in connection with any environmental law or regulations.

          (f) Lessee hereby agrees to protect, defend, indemnify and hold harmless Lessor, its directors, officers, employees, agents, successors and assigns, against and from any and all cost, claims, loss or liability, including third-party claims and regardless of legal theory, arising directly or indirectly out of or attributable to any soil or ground water contamination on, under or adjacent to the Leased Land or the storage, release, threatened release or disposal or wastes of any kind on the Leased Land, including without limitation costs of clean-up, civil penalties assessed for any such contamination, disposal or other remedial or preventative action. This indemnity and hold harmless agreement shall apply to any contamination caused by Lessee, its affiliates, successors, assigns, employees, agents, consultants, contractors or subcontractors and shall survive the termination or expiration of this Lease.

          (g) In the event that any investigation, site monitoring, containment, cleanup, removal, restoration or other remedial work of any kind or nature (the "Remedial Work") is reasonably necessary under any applicable local, state or federal law or regulation, any judicial order, or by any governmental or non-governmental entity or person because of, or in connection with, the current or future presence, suspected presence, release or suspected release of a hazardous substance into the air, soil, groundwater, surface water or soil vapor at, on, about, under or within the Leased Land (or any portion thereof), Lessee shall within thirty (30) days after written demand for performance thereof by Lessor (or such shorter period of time as may be required under any applicable law, regulations, order or agreement), commence to perform, or cause to be commenced, and thereafter diligently persecuted to completion, all such Remedial Work. All Remedial Work shall be performed by one or more contractors, approved in advance in writing by Lessor and under the supervision of a qualified consultant approved in advance in writing by Lessor. All costs and expenses of such Remedial Work shall be paid by Lessee including, without limitation, the charges of such contractor(s) and/or the qualified consultant, and Lessor's reasonable attorney's fees and costs incurred in connection with monitoring or review of such Remedial Work. In the event Lessee shall fail to timely commence, or cause to be commenced, or fail to diligently prosecute to completion, such Remedial Work, Lessor may, but shall not be required to, cause such Remedial Work to be performed and all costs and expenses thereof, or incurred in connection therewith, shall become part of Lessee's obligations under this Lease.

          (h) Lessor is authorized by itself, its agents, employees or workmen to enter at any reasonable time upon any part of the Leased Land for the purposes of inspecting the same for hazardous substances and Lessee's compliance with this paragraph and such inspections may include, without limitation, subsurface soil or water sampling and/or analysis. Lessee agrees to pay to Lessor, upon Lessor's demand, all expenses, costs or other amounts incurred by Lessor in performing any inspection for the purposes set forth in this paragraph.

          (i) Nothing in this paragraph 22 shall limit any rights of Lessor or obligations of Lessee under this Lease, but shall be in addition to all such rights and obligations.

     23.     Keeping and Inspection of Records.
             ----------------------------------

          1.  Well Data.  Lessee shall provide Lessor, without charge, all geologic and well information set forth in Exhibit "C" attached hereto and made a part hereof for any wells drilled upon the Leased Land or lands pooled therewith and all data and information (geological and otherwise) obtained by Lessee in the course of its drilling, development and producing operations on the Leased Land, lands pooled therewith or on the property of others in the same field under lease to Lessee, and also all data and information obtained from other operators which Lessee is at liberty to disclose, having to do with mechanical histories of wells, the thickness, character and content of the formations penetrated and the amount and kind of production obtained, including but not limited to, the following: all logs, electric logs, electric surveys, directional surveys, well histories, core records, daily or weekly drilling reports, well completion reports, notices and reports to the Division of Oil and Gas or other public authority and all replies, responses or comments thereon by said Division or authority, detailed fossil assemblage in each well bore, oriented cores, dipmeter and directional survey data, records of core analysis and of results obtained in all formation tests, potential tests, water witch runs and pressure determinations, and all other factual data or information in any way relating to subsurface conditions, and also all production records relating to the quantity or nature of the production obtained from wells on the demised premises and, upon request, analyses in the possession of Lessee of the
hydrocarbons produced.   Such production records shall be furnished to Lessor at
least as often as once each month. Lessee shall keep Lessor promptly and fully advised in writing as to the extent, nature and progress of all work on the demised premises. The foregoing requirements of this section shall not be construed to require Lessee to develop any data or information but only to require Lessee to make available whatever data or information may come into its possession, except that Lessee shall run at least one (1) electric log to as near total depth as is practicable in each well drilled by Lessee on the Leased Land.

          Lessor agrees to keep such information confidential for a period of three (3) years from the date of receipt thereof, or until such information becomes public record, whichever first occurs. Upon request, Lessee shall advise Lessor fully as to the progress of all work upon the Leased Land. Nothing in this provision shall be construed as authorization to receive interpretative data.

          2. Copies of Lessee's Contracts. Within ten (10) days after entering into any contract or agreement for the treatment, processing, extraction, transportation, sale or delivery of any hydrocarbons produced from the Leased Land (exception contracts for the refining of oil), or any amendment, modification, extension or renewal of any such contract or agreement, Lessee shall deliver a copy of it to Lessor.

          3. Records and Accounts. Lessee shall keep true, full correct books of account, showing its account of the production of oil, gas and other hydrocarbon substances from the Leased Land or lands pooled or unitized therewith, and shall maintain such records for the term of this Lease and for three years thereafter. Such books, together with all other records of Lessee relating to the performance by Lessee of the covenants hereof, shall be open for copying and inspection by Lessor or its agent at all reasonable times throughout such period. Lessee shall furnish Lessor monthly written statements of the total production for the Leased Land or lands pooled or unitized therewith and the deliveries of oil, gas or other hydrocarbons therefrom during the preceding calendar month and the royalties payable in respect thereto and the data upon which the amount of such royalties is computed, and also copies of the run tickets covering such deliveries.

          4. Records of Division of Oil, Gas and Geothermal Resources. Lessee hereby authorizes Lessor its representatives or agents, to examine and take copies of all records of the Division of Oil, Gas and Geothermal Resources of the State of California (including all officers, deputies and agents thereof) and all records of any other public authorities relating to any wells drilled upon the Leased Land or lands pooled therewith, including, but not limited to, all reports, records, notices and statements filed by Lessee. Lessor agrees to keep all such records, contracts and logs confidential if, to the extent, and during the period that they are on confidential status with the Division of Oil,

Gas and Geothermal Resources. Except as to the foregoing confidentiality, Lessee hereby waives all restrictions now or hereafter imposed by statute or otherwise upon the use of such record by the Lessor as evidence in any litigation by or against Lessee.

          5. Statement to Lessor. The receipt by Lessor of any statement, or any payment of royalty for any period, shall not bind Lessor or Lessee as to the correctness of the statement or payment. Lessor shall also be entitled, from time to time, to one or more independent audits of the records by a certified public accountant designated by Lessor for the purpose of determining compliance with this Lease. Such audit shall be conducted during usual business hours at Lessee's place of business within the State of California. If the audit shows that there is a deficiency in the payment of royalty, the deficient shall be immediately due and payable. The costs of the audit shall be paid by Lessor unless the audit shows that Lessee understated proper royalty payments to Lessor by more than ten percent (10%), in which event Lessee shall pay all costs of the audit.

          6. Inspection by Lessor. Lessor, at its sole cost, risk and expense, shall have the right, without hindrance whatever, (a) to enter upon the Leased Land and to examine the work done and in progress thereon and to take samples of production, (b) to inspect Lessee's works, tanks and appliances, and (c) to examine, gauge and meter any or all of the hydrocarbons produced from the Leased Land.




LESSOR:                              LESSEE:

ENRON OIL & GAS COMPANY              VAUGHAN PRODUCTION CO.





By:     /s/  D. Weaver               By:     /s/ Jeffrey K.Vaughan
        D. Weaver                            Jeffrey K. Vaughan
        Agent and Attorney-In-Fact           Title:   Vice President

                                 EXHIBIT "A"




     Attached to and made a part of that certain Oil, Gas, and Mineral Lease dated March 28, 1997 by and between Enron Oil & Gas Company, Lessor, and Vaughan Production Co., Lessee.



     Land subject to this Oil, Gas and Mineral Lease (Leased Land) are described as follows:


          Township 30 South, Range 25 East
          --------------------------------
          Section 3:     S/2SW/4SW/4, SW/4SE/4SW/4
          Section 9:     W/2NE/4NE/4, NW/4NE/4, N/2S/2NE/4, E/2NE/4NW/4
          Section 10:    NW/4NW/4, W/2NE/4NW/4, NW/4SW/4NW/4
          Kern County, California

                                 EXHIBIT "B"



     Attached to and made a part of that certain Oil, Gas and Mineral Lease dated March 28, 1997, by and between Enron Oil & Gas Company, Lessor, and Vaughan Production Co., Lessee.




     Lessee shall be allowed to store for use the following hazardous substances, but only in quantities reasonably necessary for the operations on the Leased Land and Lessee shall not be entitled to dispose of any substances on the Leased Land.

                                EXHIBIT "C"


                Attached to and made a part of that certain
                        Oil, Gas and Mineral Lease
                           dated March 28, 1997
          by and between Enron Oil & Gas Company, as Lessor, and
                    Vaughan Production Co., as Lessee

IN DRILLING THE TEST WELL (S), LESSEE SHALL:
--------------------------------------------

(i) Test as a prudent operator any formation that either before or after logging as hereinafter provided appears favourable to Lessor for the production of oil and/or gas.

(ii) Conduct all operations with approved and accepted practices prevailing in the area where the well is drilled for wells of similar depth and testing similar formations.

(iii) Make adequate evaluation and tests to Lessor's satisfaction to determine if the well is capable of producing oil and/or gas from any formation encountered. This evaluation shall include, but not be limited to, a Dual Induction and/or Lateral Log, a BHC Sonic Log and a Compensated Neuron-Density Log over all zones of interest.

(iv) Afford Lessor, at its sole risk and expense, access to the derrick floor and full and free access to the well and the records thereof at any and all times.

(v) Give Lessor notice, pursuant to the notice provision of this Lease, to have a representative present before any testing, coring or logging of a prospective oil or gas zone, or plugging and abandoning the well.

(vi) Advise Lessor, in writing, before commencing operations, of the name and address of the geologist and/or engineer servicing the well.

(vii) Furnish Lessor, without cost, the following reports, data and information:

DURING THE DRILLING OF THE WELL
-------------------------------

(a) Daily telephone and written reports, giving the nature of all work done, tests conducted, shows encountered, cores taken, and depth and formations penetrated, beginning with the date actual work is commenced at the location and continuing until initial daily potential has been established or, if a dry hole, the well has been plugged and abandoned.

                                     27
<PAGE

(b) Lessor shall have the right to request properly labeled well cuttings or dry samples (if available) and to receive properly annotated drilling time charts which are to be taken at intervals of not more than ten (10) feet from the base of the surface casing continuously to total depth. Lessor further reserves the right to slab any cores recovered during drilling operations and to receive all core analyses prepared by or for Lessee. If Lessor elects not to slab available cores, Lessee will furnish Lessor properly labeled core chips taken at one foot intervals from all cores cut.

(c)     Water samples, on request.

(d) Three (3) copies of all forms and reports filed with State and/or Federal agencies.

UPON COMPLETION OF THE WELL
---------------------------

(e) Three (3) copies of the chronological log and history of the well (well records and information record).

(f) One (1) immediate fax upon logging and three (3) final prints of all logging surveys undertaken.

(g) A certified copy or photocopy of the plugging record required by the governmental office or body having jurisdiction over the premises, if the test well is a dry hole.

(h) Three (3) copies of any core analysis and three (3) copies of any core report.

(i)     Three (3) copies of any bottom hole survey pressure taken.

(j)     Three (3) copies of any directional survey, if run.

(k)     Three (3) copies of drillstem test charts and analysis, if taken.

(l)     Three (3) copies of gas-oil ratio test, if taken.

(m)     Three (3) copies open flow potential and shut-in test, if gas well.

(n)     Three (3) copies of any electrical log analysis.

(o)     Three (3) copies of geologic report, if performed.

(p) Three (3) copies of all forms and reports filed with State and/or Federal agencies.

(q) One (1) copy of the open-hole data in digital LAS format, on a 3.5" disk.

Prior to the commencement of operations and after completion of any well as a well capable of producing oil or gas, all notices shall be delivered as provided in Section 19 of this Lease.

Upon the commencement of drilling operations, all notices and reports shall be made to:

     One (1) copy sent to:                 One (1) copy sent to:

     Enron Oil & Gas Company               Enron Oil & Gas Company
     1625 Broadway, Suite 1300             P.O. Box 4362
     Denver, Colorado 80202                Houston, Texas 77210-4362
     Attn:  Jim Lightner                   Attn:  Reservoir Engineering
     (303) 628-2388 (fax for logs)         Room 2040

One (1) copy sent to:

     Enron Oil & Gas Company
     P.O. Box 250
     1540 Piney Drive
     Big Piney, Wyoming 83113
     Attention:  Curt C. Parsons

Phone daily drilling reports to:

     Attention:  Rita Thomas
     Phone:      (307) 276-3331


Fax daily drilling reports to:

     Attention:  Rita Thomas
     Phone:      (307) 276-3335

Notification for logging, testing, coring, etc.

Name:
      -------------------------------------------------------------------------
Office Phone:                          Home Phone:
             --------------------------           -----------------------------
                                       or
Name:
      -------------------------------------------------------------------------
Office Phone:                          Home Phone:
             --------------------------           -----------------------------

Exhibit 10.2

                             PIONEER CANAL PROSPECT

                             Kern County, California

                               FARMOUT AGREEMENT

                             Dated September 15, 1997


Elk Slough Partners                              Production Specialties Co.
-------------------                              --------------------------
Box 31 Saturna Island                            Attn: Dero D. Parker, Jr.
B.C. V0N-2Y0                                     91 West Main St., Suite B
Fed. Express "Hold at HAL"                       P.O. Box 880
SYYJA - V8L5                                     Woodland, CA 95776

Vaughan Production Co.                           Vaughan Exploration, Inc.
----------------------                           -------------------------
Attn: R. H. Vaughan                              Attn: Jeff K. Vaughan
1020 Fall Creek Road                             6611 Mt. Whitney Drive
P.O. Box 458                                     Bakersfield, CA 93309
Wilson, NY 83014
                                                 Sunset Exploration, Inc.
                                                 ------------------------
Brothers Oil & Gas, Inc.                         Attn: Bob Nunn
------------------------                         10500 Brentwood Blvd.
1574 Gulf Road, #1536                            Brentwood, CA 94513
Point Roberts, WA 98281-9007

Gentlemen:

     This Farmout Agreement, when executed by all parties, shall constitute a binding contract and agreement between Elk Slough Partners (hereinafter called "Farmee"), and Vaughan Production Co., Vaughan Exploration, Inc., Production Specialties Co., Sunset Exploration, Inc., and Brothers Oil & Gas, Inc., (hereinafter collectively called "Farmor"). Consideration for the execution hereof shall be the mutual benefits to accrue to the parties hereto and the mutual promises and covenants contained herein. The parties hereto covenant and agree with each other as follows:

1.     Property Subject to this Agreement:
       -----------------------------------
Farmor represents, but does not warrant, that it owns one hundred percent (100%) of the Working Interest in and to that certain Oil, Gas and Mineral Lease, dated March 28, 1997 by and between Enron Oil & Gas Co., as Lessor, and Vaughan Production Co., as Lessee. Said Lease and a Land Plat thereof are attached as Exhibits "A-2" and "A-1" , respectively, to that certain Joint Operating Agreement, dated September 29, 1997, which is attached hereto and made a part hereof.

PIONEER CANAL PROSPECT FARMOUT AGREEMENT


2.     Initial Test Well:
       ------------------

On or before December 31, 1997, Farmor shall drill or cause to be drilled an Initial Test Well which shall be the directional redrilling of the 18R-3 Well located in the Southwest quarter of the Southwest quarter (SW/4 SW/4) of Section 3, Township 30 South, Range 25 East, M.D.B.M., Kern County, California. Said Initial Test Well shall be drilled (or redrilled) to a true vertical depth of 8986 feet or a depth adequate to test the Upper Stevens "71X Sand" zone, whichever is lesser, such depth is hereinafter referred to as the "Contract Depth".

3.     Participation in Initial Test Well and Substitute Well (s)
       ----------------------------------------------------------
Farmee and Farmor shall participate in the drilling, completion and production of the Initial Test Well and any Substitute Well (s), as hereinafter provided for, in the following percentages:

Working Interest Owners          Before Payout WI     After Payout WI
-----------------------          ----------------     ---------------
Elk Slough Partners               100.0000%            75.0000%
Vaughan Productions Co.             0.0000%            10.0000%
Brothers Oil & Gas, Inc.            0.0000%             9.0000%
Production Specialties Co.          0.0000%             2.3333%
Sunset Exploration, Inc.            0.0000%             2.3333%
Vaughan Exploration, Inc.           0.0000%             1.3334%
                                 -----------          -----------
                                  100.0000%           100.0000%

The costs of drilling and completing the Initial Test Well or any Substitute Well (s) shall be borne by the parties according to the percentages set out above as "Before Payout WI". The costs of all production facilities for the Initial Test Well or any Substitute Well(s) shall be borne by the parties according to the same "Before Payout WI" percentages set out above.

4.     Substitute Well (s)
       -------------------
In the event that the Initial Test Well is abandoned because there is encountered in such Well excessive pressure, waterflow or other substance or condition, similar or dissimilar, which is considered in the industry to be impenetrable or which cannot be reasonably overcome by ordinary drilling methods, or if the Initial Test Well is lost because of mechanical difficulties, the Farmee shall have the right, but not the obligation, to request that Farmor commence or caused to be commenced a Substitute Well. Such Substitute Well shall be commenced within ninety (90) days after the abandonment of the Initial Test Well at a legal location determined by Farmor to be appropriate as a substitute for the Initial Test Well location. In the event that the Substitute Well is drilled to the depth and in the

PIONEER CANAL PROSPECT FARMOUT AGREEMENT



manner required for the Initial Test Well, it shall be considered and treated for all purposes hereof as though it were the Initial Test Well. Any number of Substitute Wells may be drilled so long as not more than ninety (90) days elapse between the abandonment of one Substitute Well and the commencement of the next.

5.     Definition of Payout:
       ---------------------
"Payout," for purposes hereof, shall be the point in time when Farmee recovers from the proceeds of production from the Initial Test Well, or any Substitute Well, less royalties and overriding royalties payable therefrom, all costs and expenses of drilling, redrilling, completing, recompleting, reworking, testing and equipping the Initial Test Well and any Substitute Well(s), and all costs of producing and operating the Initial Test Well or Substitute Well through Payout.

6.     Assignment of Interests:
       ------------------------
Upon Payout of the Initial Test Well or Substitute Well, if any, Farmor shall assign to Farmee an undivided Working Interest in the percentage as set out above for "After Payout WI", in the 18R-3 Well (Redrill), the production therefrom and the lands and leases described in Section 1 above. Said Working Interest so assigned shall bear its proportionate share of all landowner royalties and overriding royalties applicable to the leasehold estate and/or set forth in Exhibit "A" to the Joint Operating Agreement attached hereto. The assignment provided for herein shall be made without warranty of title, express or implied, and in the event that Farmor's Leasehold Estate covers less than one hundred percent (100%) of the mineral rights and estate in said lands ascribed to it above, then all Working Interests of Farmors and Farmee shall be reduced pro rata.

7.     Failure to Fund or Commence the Initial Test Well:
       --------------------------------------------------
If, for any reason, Farmee shall fail or refuse to fund the drilling and completion of the Initial Test Well or any Substitute Well, as provided for herein, Farmee shall forfeit all rights under this Agreement and in and to the subject prospect. If for any reason Farmor fails to drill the Initial Test Well or any Substitute Well by the performance date, as specified herein, this Agreement shall automatically terminate and be of no further force or effect.
In the event that this Agreement terminates due to Farmee's failure to fund or due to Farmor's failure to drill, neither party shall have any further rights or obligations to the other, expect for monetary obligations then accrued which shall remain in effect and enforceable. In the even that this Agreement shall terminate because of Farmee's failure to fund or Farmor's failure to drill, then the Joint Operating Agreement attached hereto shall also terminate and be of no further force or effect, except for any monetary obligations then accrued thereunder which shall remain in effect.

PIONEER CANAL PROSPECT FARMOUT AGREEMENT


8.     Operating Agreement
       -------------------
All operations conducted under this Farmout Agreement and/or on the lands subject hereto shall be governed by the terms of the Joint Operating Agreement, dated September 29, 1997, attached hereto. In the event that there should arise any conflict between the terms and conditions of this Agreement and the terms and conditions of the Joint Operating Agreement, the terms and conditions of this Agreement shall prevail.

9.     AFE and Cash Calls:
       -------------------
Concurrent with the execution of this Agreement, Farmee agrees to pay to Production Specialties Co., as Operator, the sum of $ 613,725.00, which is the total dryhole cost for the drilling of the Initial Test Well to its total depth, and abandonment if necessary.

If, at total depth, and after review of all pertinent logs, the decision is made to run casing (liner) and attempt the completion of the Initial Test Well, Operator shall issue a supplemental cash call in the amount of $ (to be determined), to cover all anticipated completion costs. Said cash call shall be paid by Farmee to Operator immediately upon receipt of the cash call by Farmee. In the event that Farmee shall fail to immediately pay such cash call in full to Operator, Farmee shall forfeit all rights in and under this Agreement and in and to the prospect which is made the subject hereof, and shall have no further right, title or interest in or to the Oil and Gas Leases and Lands described in Exhibits "A-1" and "A-2" of the Joint Operating Agreement attached hereto and made a part hereof.

An Authorization for Expenditure for the drilling and abandonment or completion of the Initial Test Well is attached hereto.

The decision as to whether to complete the Initial Test Well or to plug and abandon the Well shall be made in the sole discretion of Farmor.

The provisions of this Section 8 with respect to advance payments, completion cash calls, and completion decisions and participation shall apply equally to any and all Substitute Wells to be drilled pursuant hereto. Farmor and Operator shall be entitled to submit an Authorization for Expenditure for the drilling and abandonment or completion of any Substitute Well and to receive advance payment of all estimated costs prior to the commencement of operations for which the estimated costs are to be paid.

PIONEER CANAL PROSPECT FARMOUT AGREEMENT




10.     Lease Rentals and Title Information:
        ------------------------------------
Farmor shall continue to maintain the subject Oil and Gas Leases and shall pay all lease rentals, renewals, royalties and other costs (including administrative costs such as landman and attorney costs) until Payout, as defined above.
Farmee shall reimburse Farmor its After Payout WI percentage (75.00%) of all such costs incurred after the date hereof within thirty (30) days of receipt of Farmor's invoice therefore. There shall be no claim or liability on behalf of Farmee against Farmor in the event that Farmor fails to pay or erroneously pays any lease rentals, renewals, royalties or other costs, even if a lease or other interest terminates as a result.

Farmor shall not be obligated to perform any curative work with respect to the title to any leases covered by this Agreement or furnish any abstracts or other material other than such title papers as are currently in Farmor's possession. Farmor believes that it has exercised prudent procedures in obtaining leases under this Agreement so as to avoid any possible title defects; however, Farmor does not warrant that such leases are free from title defects. Farmor believes that the procedures used are common in the industry and are believed to be adequate. For all wells to be drilled hereunder, Farmor will obtain a title opinion on the drill site lease, and obtain Farmee's approval of title before drilling.

11.     Notices:
        --------
All notices which are required or authorized to be given hereunder, except as otherwise specifically provided herein, shall be given by United States mail prepaid, and addressed to the party to whom such notice is to be given, as such address in shown in the Joint Operating Agreement. Notices for decisions while a drilling rig is on location will be made by telephone, facsimile transmission and/or Federal Express (or equivalent), as specified in the Joint Operating Agreement.

12.     Force Majeure:
        --------------
The drilling and operating obligations of Farmor and Farmee shall be suspended while and to the extent that either party is prevented from complying therewith by strikes, lockouts or other labor disturbances, riots, insurrections, fire, the elements, acts of God, governmental actions, injunctions, interference by civil or military authorities, war, accidents or other matters beyond the control of the parties, but as soon as the cause or matter so preventing compliance with such obligations is removed or ceases to exist, the obligations shall be restored to full force and effect and the parties shall immediately resume compliance therewith and performance thereof.

PIONEER CANAL PROSPECT FARMOUT AGREEMENT

13.     Miscellaneous
        -------------
This Agreement shall be binding upon the parties hereto, their heirs, legal representative, successors and assigns.

It is agreed and understood that Farmee shall not give, convey or assign its interest in the lands subject to this Agreement without the prior written consent of Farmor, such consent not to be unreasonably withheld by Farmor.

It is understood that in the event that there is a dispute concerning the terms and conditions of this Agreement and/or any of the payments or obligations due hereunder, for purposes of resolving such dispute, the parties agree that this Agreement was entered into in Kern County, California and jurisdiction and venue shall be in Kern County, California. The prevailing party in any such dispute shall be entitled to recover reasonable attorney's fees and court costs (at trial and on appeal).

PIONEER CANAL PROSPECT FARMOUT AGREEMENT




FARMOR                                        FARMEE
------                                        ------

Vaughan Productions Co., et al.               Elk Slough Partners



By:  /s/ Richard H. Vaughan                   By:  /s/ Allen Sewell
     President                                     Manager


Production Specialties Co.


By:   /s/ Dero D. Parker Jr.
       President


Sunset Exploration , Inc.


By:   /s/ Bob Nunn
       President


Vaughan Exploration, Inc.


By:   /s/ Jeffrey K. Vaughan
       President

Brothers Oil & Gas, Inc.


By:   /s/ Allen Sewell
       President

Exhibit 10.3

                           A.A.P.L. FORM 610 - 1989

                         MODEL FORM OPERATING AGREEMENT











                               OPERATING AGREEMENT

                                      DATED

                          September 29     ,     1997     ,
                          ------------           ----
                                                 Year

OPERATOR     Production Specialties Company
             -------------------------------------------------------------------

CONTRACT AREA     Pioneer Canal Prospect
                  --------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



COUNTY OR PARISH OF     Kern                 , STATE OF     California
                        ---------------------           ------------------------














                                            COPYRIGHT 1989 - ALL RIGHTS RESERVED
                                               AMERICAN ASSOCIATION OF PETROLEUM
                                                LANDMEN, 4100 FOSSIL CREEK BLVD.
                                        FORT WORTH, TEXAS, 76137, APPROVED FORM.

                                                  A.A.P.L. NO. 610 - 1989

              A.A.P.L. FORM 610 - MODEL FORM OPERATING AGREEMENT - 1989

                                TABLE OF CONTENTS
                                -----------------

Article     Title     Page
-------     -----     ----
    I.   DEFINITIONS                                                           1
         -----------
   II.   EXHIBITS                                                              1
         --------
  III.   INTERESTS OF PARTIES                                                  2
         --------------------
         A.  OIL AND GAS INTERESTS:                                            2
         B.  INTERESTS OF PARTIES IN COSTS AND PRODUCTION:                     2
         C.  SUBSEQUENTLY CREATED INTERESTS:                                   2
   IV.   TITLES                                                                2
         ------
         A.  TITLE EXAMINATION:                                                2
         B.  LOSS OR FAILURE OF TITLE:                                         3
           1.  Failure of Title                                                3
           2.  Loss by Non-Payment or Erroneous Payment of Amount Due          3
           3.  Other Losses                                                    3
           4.  Curing Title                                                    3
    V.   OPERATOR                                                              4
         --------
         A.  DESIGNATION AND RESPONSIBILITIES OF OPERATOR:                     4
         B.  RESIGNATION OR REMOVAL OF OPERATOR AND SELECTION OF SUCCESSOR:    4
           1.  Resignation or Removal of Operator                              4
           2.  Selection of Successor Operator                                 4
           3.  Effect of Bankruptcy                                            4
         C.  EMPLOYEES AND CONTRACTORS:                                        4
         D.  RIGHTS AND DUTIES OF OPERATOR:                                    4
           1.  Competitive Rates and Use of Affiliates                         4
           2.  Discharge of Joint Account Obligations                          4
           3.  Protection from Liens                                           4
           4.  Custody of Funds                                                5
           5.  Access to Contract Area and Records                             5
           6.  Filing and Furnishing Governmental Reports                      5
           7.  Drilling and Testing Operations                                 5
           8.  Cost Estimates                                                  5
           9.  Insurance                                                       5
   VI.   DRILLING AND DEVELOPMENT                                              5
         ------------------------
         A.  INITIAL WELL:                                                     5
         B.  SUBSEQUENT OPERATIONS:                                            5
           1.  Proposed Operations                                             5
           2.  Operations by Less Than All Parties                             6
           3.  Stand-By Costs                                                  7
           4.  Deepening                                                       8
           5.  Sidetracking                                                    8
           6.  Order of Preference of Operations                               8
           7.  Conformity to Spacing Pattern                                   9
           8.  Paying Wells                                                    9
         C.  COMPLETION OF WELLS; REWORKING AND PLUGGING BACK:                 9
           1.  Completion                                                      9
           2.  Rework, Recomplete or Plug Back                                 9
         D.  OTHER OPERATIONS:                                                 9
         E.  ABANDONMENT OF WELLS:                                             9
           1.  Abandonment of Dry Holes                                        9
           2.  Abandonment of Wells That Have Produced                        10
           3.  Abandonment of Non-Consent Operations                          10
         F.  TERMINATION OF OPERATIONS:                                       10
         G.  TAKING PRODUCTION IN KIND:                                       10
           (Option 1) Gas Balancing Agreement                                 10
           (Option 2) No Gas Balancing Agreement                              11
  VII.   EXPENDITURES AND LIABILITY OF PARTIES                                11
         -------------------------------------
         A.  LIABILITY OF PARTIES:                                            11
         B.  LIENS AND SECURITY INTERESTS:                                    12
         C.  ADVANCES:                                                        12
         D.  DEFAULTS AND REMEDIES:                                           12
           1.  Suspension of Rights                                           13
           2.  Suit for Damages                                               13
           3.  Deemed Non-Consent                                             13
           4.  Advance Payment                                                13
           5.  Costs and Attorneys' Fees                                      13
         E.  RENTALS, SHUT-IN WELL PAYMENTS AND MINIMUM ROYALTIES:            13
         F.  TAXES:                                                           13
 VIII.   ACQUISITION, MAINTENANCE OR TRANSFER OF INTEREST                     14
         ------------------------------------------------
         A.  SURRENDER OF LEASES:                                             14
         B.  RENEWAL OR EXTENSION OF LEASES:                                  14
         C.  ACREAGE OR CASH CONTRIBUTIONS:                                   14

              A.A.P.L. FORM 610 - MODEL FORM OPERATING AGREEMENT - 1989

                                TABLE OF CONTENTS
                                -----------------

         D.  ASSIGNMENT; MAINTENANCE OF UNIFORM INTEREST:                     15
         E.  WAIVER OF RIGHTS TO PARTITION:                                   15
         F.  PREFERENTIAL RIGHT TO PURCHASE:                                  15
   IX.   INTERNAL REVENUE CODE ELECTION                                       15
         ------------------------------
    X.   CLAIMS AND LAWSUITS                                                  15
         -------------------
   XI.   FORCE MAJEURE                                                        16
         -------------
  XII.   NOTICES                                                              16
         -------
 XIII.   TERM OF AGREEMENT                                                    16
         -----------------
  XIV.   COMPLIANCE WITH LAWS AND REGULATIONS                                 16
         ------------------------------------
         A.  LAWS, REGULATIONS AND ORDERS:                                    16
         B.  GOVERNING LAW:                                                   16
         C.  REGULATORY AGENCIES:                                             16
   XV.   MISCELLANEOUS                                                        17
         -------------
         A.  EXECUTION:                                                       17
         B.  SUCCESSORS AND ASSIGNS:                                          17
         C.  COUNTERPARTS:                                                    17
         D.  SEVERABILITY                                                     17
             XVI. OTHER PROVISIONS                                   17,& 18, 19

              A.A.P.L. FORM 610 - MODEL FORM OPERATING AGREEMENT - 1989

                                OPERATING AGREEMENT

     THIS AGREEMENT, entered into by and between     Production Specialties
                                                     ----------------------
Company, hereinafter designated and referred to as "Operator," and the signatory
-------
party or parties other than Operator, sometimes hereinafter referred to individually as "Non-Operator," and collectively as "Non-Operators."

                                   WITNESSETH:

     WHEREAS, the parties to this agreement are owners of Oil and Gas Leases and/or Oil and Gas Interests in the land identified in Exhibit "A," and the parties hereto have reached an agreement to explore and develop these Leases and/or Oil and Gas Interests for the production of Oil and Gas to the extent and as hereinafter provided,

     NOW, THEREFORE, it is agreed as follows:

                                   ARTICLE I.

                                  DEFINITIONS

     As used in this agreement, the following words and terms shall have the meanings here ascribed to them:

     A. The term "AFE" shall mean an Authority for Expenditure prepared by a party to this agreement for the purpose of estimating the costs to be incurred in conducting an operation hereunder.

     B. The term "Completion" or "Complete" shall mean a single operation intended to complete a well as a producer of Oil and Gas in one or more Zones, including, but not limited to, the setting of production casing, perforating, well stimulation and production testing conducted in such operation.

     C. The term "Contract Area" shall mean all of the lands, Oil and Gas Leases and/or Oil and Gas Interests intended to be developed and operated for Oil and Gas purposes under this agreement. Such lands, Oil and Gas Leases and Oil and Gas Interests are described in Exhibit "A."

     D. The term "Deepen" shall mean a single operation whereby a well is drilled to an objective Zone below the deepest Zone in which the well was previously drilled, or below the Deepest Zone proposed in the associated AFE, whichever is the lesser.

     E. The terms "Drilling Party" and "Consenting Party" shall mean a party who agrees to join in and pay its share of the cost of any operation conducted under the provisions of this agreement.

     F. The term "Drilling Unit" shall mean the area fixed for the drilling of one well by order or rule of any state or federal body having authority. If a Drilling Unit is not fixed by any such rule or order, a Drilling Unit shall be the drilling unit as established by the pattern of drilling in the Contract Area unless fixed by express agreement of the Drilling Parties.

     G. The term "Drillsite" shall mean the Oil and Gas Lease or Oil and Gas Interest on which a proposed well is to be located.

     H. The term "Initial Well" shall mean the well required to be drilled by the parties hereto as provided in Article VI.A.

     I. The term "Non-Consent Well" shall mean a well in which less than all parties have conducted an operation as provided in Article VI.B.2.

     J. The terms "Non-Drilling Party" and "Non-Consenting Party" shall mean a party who elects not to participate in a proposed operation.

     K. The term "Oil and Gas" shall mean oil, gas, casinghead gas, gas condensate, and/or all other liquid or gaseous hydrocarbons and other marketable substances produced therewith, unless an intent to limit the inclusiveness of this term is specifically stated.

     L. The term "Oil and Gas Interests" or "Interests" shall mean unleased fee and mineral interests in Oil and Gas in tracts of land lying within the Contract Area which are owned by parties to this agreement.

     M. The terms "Oil and Gas Lease," "Lease" and "Leasehold" shall mean the oil and gas leases or interests therein covering tracts of land lying within the Contract Area which are owned by the parties to this agreement.

     N. The term "Plug Back" shall mean a single operation whereby a deeper Zone is abandoned in order to attempt a Completion in a shallower Zone.

     O. The term "Recompletion" or "Recomplete" shall mean an operation whereby a Completion in one Zone is abandoned in order to attempt a Completion in a different Zone within the existing wellbore.

     P. The term "Rework" shall mean an operation conducted in the wellbore of a well after it is Completed to secure, restore, or improve production in a Zone which is currently open to production in the wellbore. Such operations include, but are not limited to, well stimulation operations but exclude any routine repair or maintenance work or drilling, Sidetracking, Deepening, Completing, Recompleting, or Plugging Back of a well.

     Q. The term "Sidetrack" shall mean the directional control and intentional deviation of a well from vertical so as to change the bottom hole location unless done to straighten the hole or drill around junk in the hole to overcome other mechanical difficulties.

     R. The term "Zone" shall mean a stratum of earth containing or thought to contain a common accumulation of Oil and Gas separately producible from any other common accumulation of Oil and Gas. Unless the context otherwise clearly indicates, words used in the singular include the plural, the word "person" includes natural and artificial persons, the plural includes the singular, and any gender includes the masculine, feminine, and neuter.

                                   ARTICLE II.

                                    EXHIBITS

     The following exhibits, as indicated below and attached hereto, are incorporated in and made a part hereof:

     X       A.     Exhibit "A," shall include the following information:
    ---

                    (1) Description of lands subject to this agreement,

                    (2)

                    (3) Parties to agreement with addresses and telephone
                        numbers for notice purposes,

                    (4) Percentages or fractional interests of parties to this agreement,

                    (5) Oil and Gas Leases and/or Oil and Gas Interests subject to this agreement,

                    (6) Burdens on production.

             B.     Exhibit "B," Form of Lease.

     X       C.     Exhibit "C," Accounting Procedure.
    ---

     X       D.     Exhibit "D," Insurance.
    ---

             E.     Exhibit "E," Gas Balancing Agreement.

             F. Exhibit "F," Non-Discrimination and Certification of Non-Segregated Facilities.

             G.     Exhibit "G," Tax Partnership.

             H.     Other:

              A.A.P.L. FORM 610 - MODEL FORM OPERATING AGREEMENT - 1989

     If any provision of any exhibit, except Exhibits "E," "F" and "G," is inconsistent with any provision contained in the body of this agreement, the provisions in the body of this agreement shall prevail.

                                  ARTICLE III.

                             INTERESTS OF PARTIES

A.  Oil and Gas Interests:

     If any party owns an Oil and Gas Interest in the Contract Area, that Interest shall be treated for all purposes of this agreement and during the term hereof as if it were covered by the form of Oil and Gas Lease attached hereto as Exhibit "B," and the owner thereof shall be deemed to own both royalty interest in such lease and the interest of the lessee thereunder.

B.  Interests of Parties in Costs and Production:

     Unless changed by other provisions, all costs and liabilities incurred in operations under this agreement shall be borne and paid, and all equipment and materials acquired in operations on the Contract Area shall be owned, by the parties as their interests are set forth in Exhibit "A." In the same manner, the parties shall also own all production of Oil and Gas from the Contract Area subject, however, to the payment of royalties and other burdens on production as described hereafter.

     Regardless of which party has contributed any Oil and Gas Lease or Oil and Gas Interest on which royalty or other burdens may be payable and except as otherwise expressly provided in this agreement, each party shall pay or deliver, or cause to be paid or delivered, all burdens on its share of the production from the Contract Area up to, but not in excess of, Exhibit A. amounts and shall
                                                    ------------------
indemnify, defend and hold the other parties free from any liability therefor. Except as otherwise expressly provided in this agreement, if any party has contributed hereto any Lease or Interest which is burdened with any royalty, overriding royalty, production payment or other burden on production in excess of the amounts stipulated above, such party so burdened shall assume and alone bear all such excess obligations and shall indemnify, defend and hold the other parties hereto harmless from any and all claims attributable to such excess burden. However, so long as the Drilling Unit for the productive Zone(s) is identical with the Contract Area, each party shall pay or deliver, or cause to be paid or delivered, all burdens on production from the Contract Area due under the terms of the Oil and Gas Lease(s) which such party has contributed to this agreement, and shall indemnify, defend and hold the other parties free from any liability therefor.

     No party shall ever be responsible, on a price basis higher than the price received by such party, to any other party's lessor or royalty owner, and if such other party's lessor or royalty owner should demand and receive settlement on a higher price basis, the party contributing the affected Lease shall bear the additional royalty burden attributable to such higher price.

     Nothing contained in this Article III.B. shall be deemed an assignment or cross-assignment of interests covered hereby, and in the event two or more parties contribute to this agreement jointly owned Leases, the parties' undivided interests in said Leaseholds shall be deemed separate leasehold interests for the purposes of this agreement.

C.  Subsequently Created Interests:

     If any party has contributed hereto a Lease or Interest that is burdened with an assignment of production given as security for the payment of money, or if, after the date of this agreement, any party creates an overriding royalty, production payment, net profits interest, assignment of production or other burden payable out of production attributable to its working interest hereunder, such burden shall be deemed a "Subsequently Created Interest." Further, if any party has contributed hereto a Lease or Interest burdened with an overriding royalty, production payment, net profits interests, or other burden payable out of production created prior to the date of this agreement, and such burden is not shown on Exhibit "A," such burden also shall be deemed a Subsequently Created Interest to the extent such burden causes the burdens on such party's Lease or Interest to exceed the amount stipulated in Article III.B. above.

     The party whose interest is burdened with the Subsequently Created Interest (the "Burdened Party") shall assume and alone bear, pay and discharge the Subsequently Created Interest and shall indemnify, defend and hold harmless the other parties from and against any liability therefor. Further, if the Burdened Party fails to pay, when due, its share of expenses chargeable hereunder, all provisions of Article VII.B. shall be enforceable against the Subsequently Created Interest in the same manner as they are enforceable against the working interest of the Burdened Party. If the Burdened Party is required under this agreement to assign or relinquish to any other party, or parties, all or a portion of its working interest and/or the production attributable thereto, said other party, or parties, shall receive said assignment and/or production free and clear of said Subsequently Created Interest, and the Burdened Party shall indemnify, defend and hold harmless said other party, or parties, from any and all claims and demands for payment asserted by owners of the Subsequently Created Interest.

                                   ARTICLE IV.

                                     TITLES

A.  Title Examination:

     Title examination shall be made on the Drillsite of any proposed well prior to commencement of drilling operations and, if a majority in interest of the Drilling Parties so request or Operator so elects, title examination shall be made on the entire Drilling Unit, or maximum anticipated Drilling Unit, of the well. The opinion will include the ownership of the working interest, minerals, royalty, overriding royalty and production payments under the applicable Leases. Each party contributing Leases and/or Oil and Gas Interests to be included in the Drillsite or Drilling Unit, if appropriate, shall furnish to Operator all abstracts (including federal lease status reports), title opinions, title papers and curative material in its possession free of charge. All such information not in the possession of or made available to Operator by the parties, but necessary for the examination of the title, shall be obtained by Operator. Operator shall cause title to be examined by attorneys on its staff or by outside attorneys. Copies of all title opinions shall be furnished to each Drilling Party. Costs incurred by Operator in procuring abstracts, fees paid outside attorneys for title examination (including preliminary, supplemental, shut-in royalty opinions and division order title opinions) and other direct charges as provided in Exhibit "C" shall be borne by the Drilling Parties in the proportion that the interest of each Drilling Party bears to the total interest of all Drilling Parties as such interests appear in Exhibit "A." Operator shall make no charge for services rendered by its staff attorneys or other personnel in the performance of the above functions.

     Operator shall be responsible for the preparation and recording of pooling designations or declarations and communitization agreements as well as the conduct of hearings before governmental agencies for the securing of spacing or pooling orders or any other orders necessary or appropriate to the conduct of operations hereunder. This shall not prevent any party from appearing on its own behalf at such hearings. Costs incurred by Operator, including fees paid to outside attorneys, which are associated with hearings before governmental agencies, and which costs are necessary and proper for the activities contemplated under this agreement, shall be direct charges to the joint account and shall not be covered by the administrative overhead charges as provided in Exhibit "C."

              A.A.P.L. FORM 610 - MODEL FORM OPERATING AGREEMENT - 1989


Operator shall make no charge for services rendered by its staff attorneys or other personnel in the performance of the above functions.

     No well shall be drilled on the Contract Area until after (1) the title to the Drillsite or Drilling Unit, if appropriate, has been examined as above provided, and (2) the title has been approved by the examining attorney or title has been accepted by all of the Drilling Parties in such well.

     3. Other Losses: All losses of Leases or Interests committed to this
        ------------
agreement, shall be joint losses and shall be borne by all parties in proportion to their interests shown on Exhibit "A." This shall include but not be limited to the loss of any Lease or Interest through failure to develop or because express or implied covenants have not been performed (other than performance which requires only the payment of money), and the loss of any Lease by expiration at the end of its primary term if it is not renewed or extended. There shall be no readjustment of interests in the remaining portion of the Contract Area on account of any joint loss.

              A.A.P.L. FORM 610 - MODEL FORM OPERATING AGREEMENT - 1989


                                   ARTICLE V.

                                   OPERATOR

A.  Designation and Responsibilities of Operator:

     Procution Specialties Co. ___________________________________shall be the
Operator of the Contract Area, and shall conduct and direct and have full control of all operations on the Contract Area as permitted and required by, and within the limits of this agreement. In its performance of services hereunder for the Non-Operators, Operator shall be an independent contractor not subject to the control or direction of the Non-Operators except as to the type of operation to be undertaken in accordance with the election procedures contained in this agreement. Operator shall not be deemed, or hold itself out as, the agent of the Non-Operators with authority to bind them to any obligation or liability assumed or incurred by Operator as to any third party. Operator shall conduct its activities under this agreement as a reasonable prudent operator, in a good and workmanlike manner, with due diligence and dispatch, in accordance with good oilfield practice, and in compliance with applicable law and regulation, but in no event shall it have any liability as Operator to the other parties for losses sustained or liabilities incurred except such as may result from gross negligence or willful misconduct.

B. Resignation or Removal of Operator and Selection of Successor:

     1. Resignation or Removal of Operator: Operator may resign at any time by
        -----------------------------------
giving written notice thereof to Non-Operators. If Operator terminates its legal existence, no longer owns an interest hereunder in the Contract Area, or is no longer capable of serving as Operator, Operator shall be deemed to have resigned without any action by Non-Operators, except the selection of a successor. Operator may be removed only for good cause by the affirmative vote of Non-Operators owning a majority interest based on ownership as shown on Exhibit "A" remaining after excluding the voting interest of Operator; such vote shall not be deemed effective until a written notice has been delivered to the Operator by a Non-Operator detailing the alleged default and Operator has failed to cure the default within thirty (30) days from its receipt of the notice or, if the default concerns an operation then being conducted, within forty-eight
(48) hours of its receipt of the notice. For purposes hereof, "good cause" shall mean not only gross negligence or willful misconduct but also the material breach of or inability to meet the standards of operation contained in Article V.A. or material failure or inability to perform its obligations under this agreement.

     Subject to Article VII.D.1., such resignation or removal shall not become effective until 7:00 o'clock A.M. on the first day of the calendar month following the expiration of ninety (90) days after the giving of notice of resignation by Operator or action by the Non-Operators to remove Operator, unless a successor Operator has been selected and assumes the duties of Operator at an earlier date. Operator, after effective date of resignation or removal, shall be bound by the terms hereof as a Non-Operator. A change of a corporate name or structure of Operator or transfer of Operator's interest to any single subsidiary, parent or successor corporation shall not be the basis for removal of Operator.

     2.  Selection of Successor Operator: Upon the resignation or removal of
         --------------------------------
Operator under any provision of this agreement, a successor Operator shall be selected by the parties. The successor Operator shall be selected from the parties owning an interest in the Contract Area at the time such successor Operator is selected. The successor Operator shall be selected by the affirmative vote of two (2) or more parties owning a majority interest based on ownership as shown on Exhibit "A"; provided, however, if an Operator which has been removed or is deemed to have resigned fails to vote or votes only to succeed itself, the successor Operator shall be selected by the affirmative vote of the party or parties owning a majority interest based on ownership as shown on Exhibit "A" remaining after excluding the voting interest of the Operator that was removed or resigned. The former Operator shall promptly deliver to the successor Operator all records and data relating to the operations conducted by the former Operator to the extent such records and data are not already in the possession of the successor operator. Any cost of obtaining or copying the former Operator's records and data shall be charged to the joint account.

     3.  Effect of Bankruptcy: If Operator becomes insolvent, bankrupt or is
         ---------------------
placed in receivership, it shall be deemed to have resigned without any action by Non-Operators, except the selection of a successor. If a petition for relief under the federal bankruptcy laws is filed by or against Operator, and the removal of Operator is prevented by the federal bankruptcy court, all Non-Operators and Operator shall comprise an interim operating committee to serve until Operator has elected to reject or assume this agreement pursuant to the Bankruptcy Code, and an election to reject this agreement by Operator as a debtor in possession, or by a trustee in bankruptcy, shall be deemed a resignation as Operator without any action by Non-Operators, except the selection of a successor. During the period of time the operating committee controls operations, all actions shall require the approval of two (2) or more parties owning a majority interest based on ownership as shown on Exhibit "A." In the event there are only two (2) parties to this agreement, during the period of time the operating committee controls operations, a third party acceptable to Operator, Non-Operator and the federal bankruptcy court shall be selected as a member of the operating committee, and all actions shall require the approval of two (2) members of the operating committee without regard for their interest in the Contract Area based on Exhibit "A."

C.  Employees and Contractors:

     The number of employees or contractors used by Operator in conducting operations hereunder, their selection, and the hours of labor and the compensation for services performed shall be determined Operator, and all such employees or contractors shall be the employees or contractors of Operator.

D.  Rights and Duties of Operator:

     1. Competitive Rates and Use of Affiliates: All wells drilled on the
        ----------------------------------------
Contract Area shall be drilled on a competitive contract basis at the usual rates prevailing in the area. If it so desires, Operator may employ its own tools and equipment in the drilling of wells, but its charges therefor shall not exceed the prevailing rates in the area and the rate of such charges shall be agreed upon by the parties in writing before drilling operations are commenced, and such work shall be performed by Operator under the same terms and conditions as are customary and usual in the area in contracts of independent contractors who are doing work of a similar nature. All work performed or materials supplied by affiliates or related parties of Operator shall be performed or supplied at competitive rates, pursuant to written agreement, and in accordance with customs and standards prevailing in the industry.

     2. Discharge of Joint Account Obligations: Except as herein otherwise
        ---------------------------------------
specifically provided, Operator shall promptly pay and discharge expenses incurred in the development and operation of the Contract Area pursuant to this agreement and shall charge each of the parties hereto with their respective proportionate shares upon the expense basis provided in Exhibit "C."
Operator shall keep an accurate record of the joint account hereunder, showing expenses incurred and charges and credits made and received.

     3. Protection from Liens: Operator shall pay, or cause to be paid, as and
        ---------------------
when they become due and payable, all accounts of contractors and suppliers and wages and salaries for services rendered or performed, and for materials supplied on, to or in respect of the Contract Area or any operations for the joint account thereof, and shall keep the Contract Area free from liens and

              A.A.P.L. FORM 610 - MODEL FORM OPERATING AGREEMENT - 1989

encumbrances resulting therefrom except for those resulting from a bona fide dispute as to services rendered or materials supplied.

     4. Custody of Funds: Operator shall hold for the account of the
        -----------------
Non-Operators any funds of the Non-Operators advanced or paid to the Operator, either for the conduct of operations hereunder or as a result of the sale of production from the Contract Area, and such funds shall remain the funds of the Non-Operators on whose account they are advanced or paid until used for their intended purpose or otherwise delivered to the Non-Operators or applied toward the payment of debts as provided in Article VII.B. Nothing in this paragraph shall be construed to establish a fiduciary relationship between Operator and Non-Operators for any purpose other than to account for Non-Operator funds as herein specifically provided. Nothing in this paragraph shall require the maintenance by Operator of separate accounts for the funds of Non-Operators unless the parties otherwise specifically agree.

     5. Access to Contract Area and Records: Operator shall, except as otherwise
        ------------------------------------
provided herein, permit each Non-Operator or its duly authorized representative, at the Non-Operator's sole risk and cost, full and free access at all reasonable times to all operations of every kind and character being conducted for the joint account on the Contract Area and to the records of operations conducted thereon or production therefrom, including Operator's books and records relating thereto. Such access rights shall not be exercised in a manner interfering with Operator's conduct of an operation hereunder and shall not obligate Operator to furnish any geologic or geophysical data of an interpretive nature unless the cost of preparation of such interpretive data was charged to the joint account Operator will furnish to each Non-Operator upon request copies of any and all reports and information obtained by Operator in connection with production and related items, including, without limitation, meter and chart reports, production purchaser statements, run tickets and monthly gauge reports, but excluding purchase contracts and pricing information to the extent not applicable to the production of the Non-Operator seeking the information. Any audit of Operator's records relating to amounts expended and the appropriateness of such expenditures shall be conducted in accordance with the audit protocol specified in Exhibit "C."

     6. Filing and Furnishing Governmental Reports: Operator will file, and upon
        -------------------------------------------
written request promptly furnish copies to each requesting Non-Operator not in default of its payment obligations, all operational notices, reports or applications required to be filed by local, State, Federal or Indian agencies or authorities having jurisdiction over operations hereunder.

Each Non-Operator shall provide to Operator on a timely basis all information necessary to Operator to make such filings.

     7. Drilling and Testing Operations: The following provisions shall apply to
        -------------------------------
each well drilled hereunder, including but not limited to the Initial Well:

     (a) Operator will promptly advise Non-Operators of the date on which the well is spudded, or the date on which drilling operations are commenced.

     (b) Operator will send to Non-Operators such reports, test results and notices regarding the progress of operations on the well as the Non-Operators shall reasonably request, including, but not limited to, daily drilling reports, completion reports, and well logs.

     (c) Operator shall adequately test all Zones encountered which may reasonably be expected to be capable of producing Oil and Gas in paying quantities as a result of examination of the electric log or any other logs or cores or tests conducted hereunder.

     8. Cost Estimates: Upon request of any Consenting Party, Operator shall
        ---------------
furnish estimates of current and cumulative costs incurred for the joint account at reasonable intervals during the conduct of any operation pursuant to this agreement. Operator shall not be held liable for errors in such estimates so long as the estimates are made in good faith.

     9. Insurance: At all times while operations are conducted hereunder,
        ----------
Operator shall comply with the workers compensation law of the state where the operations are being conducted; provided, however, that Operator may be a self-insurer for liability under said compensation laws in which event the only charge that shall be made to the joint account shall be as provided in Exhibit "C." Operator shall also carry or provide insurance for the benefit of the joint account of the parties as outlined in Exhibit "D" attached hereto and made a part hereof. Operator shall require all contractors engaged in work on or for the Contract Area to comply with the workers compensation law of the state where the operations are being conducted and to maintain such other insurance as Operator may require.

     In the event automobile liability insurance is specified in said Exhibit "D," or subsequently receives the approval of the parties, no direct charge shall be made by Operator for premiums paid for such insurance for Operator's automotive equipment.

                                    ARTICLE VI.

                             DRILLING AND DEVELOPMENT

A.  Initial Well:

     On or before the     31      day of     December     ,     1997     ,
                     ------------       ------------------  -------------
Operator shall commence the drilling of the Initial Well /described as follows:


Directional Redrilling of Well #18R-3 located 200 feet North and 650 feet East of the Southwest Corner of Section 3, T30S/R-25E, Kern County, California



and shall thereafter continue the drilling of the well with due diligence to a depth of adequately test the Upper Stevens "71X Sand" Zone or an approximate true vertical depth of 8986 feet.



The drilling of the Initial Well and the participation therein by all parties is obligatory, subject to Article VI.C.1. as to participation in Completion operations and Article VI.F. as to termination of operations and Article XI as to occurrence of force majeure.

B.  Subsequent Operations:

     1.  Proposed Operations: If any party hereto should desire to drill any
         --------------------
well on the Contract Area other than the Initial Well, or

if any party should desire to Rework, Sidetrack, Deepen, Recomplete or Plug Back a dry hole or a well no longer capable of producing in paying quantities in which such party has not otherwise relinquished its interest in the proposed objective Zone under this agreement, the party desiring to drill, Rework, Sidetrack, Deepen, Recomplete or Plug Back such a well shall give written notice of the proposed operation to the parties who have not otherwise relinquished their interest in such objective Zone under this agreement and to

              A.A.P.L. FORM 610 - MODEL FORM OPERATING AGREEMENT - 1989

all other parties in the case of a proposal for Sidetracking or Deepening, specifying the work to be performed, the location, proposed depth, objective Zone and the estimated cost of the operation. The parties to whom such a notice is delivered shall have /twenty (20) days after receipt of the notice within which to notify the party proposing to do the work whether they elect to participate in the cost of the proposed operation. If a drilling rig is on location, notice of a proposal to Rework, Sidetrack, Recomplete, Plug Back or Deepen may be given by telephone and the response period shall be limited to twenty-four (24) / hours, exclusive of Saturday, Sunday and legal holidays. Failure of a party to whom such notice is delivered to reply within the period above fixed shall constitute an election by that party not to participate in the cost of the proposed operation. Any proposal by a party to conduct an operation conflicting with the operation initially proposed shall be delivered to all parties within the time and in the manner provided in Article VI.B.6.

     If all parties to whom such notice is delivered elect to participate in such a proposed operation, the parties shall be contractually committed to participate therein provided such operations are commenced within the time period hereafter set forth, and Operator shall, no later than ninety (90) days after expiration of the notice period of /twenty (20) days (or as promptly as practicable after the expiration of the /twenty-four (24) hour period when a drilling rig is on location, as the case may be), actually commence the proposed operation and thereafter complete it with due diligence at the risk and expense of the parties participating therein; provided, however, said commencement date may be extended upon written notice of same by Operator to the other parties, for a period of up to thirty (30) additional days if, in the sole opinion of Operator, such additional time is reasonably necessary to obtain permits from governmental authorities, surface rights (including rights-of-way) or appropriate drilling equipment, or to complete title examination or curative matter required for title approval or acceptance. If the actual operation has not been commenced within the time provided (including any extension thereof as specifically permitted herein or in the force majeure provisions of Article XI) and if any party hereto still desires to conduct said operation, written notice proposing same must be resubmitted to the other parties in accordance herewith as if no prior proposal had been made. Those parties that did not participate in the drilling of a well for which a proposal to Deepen or Sidetrack is made hereunder shall, if such parties desire to participate in the proposed
Deepening or Sidetracking operation, reimburse the Drilling Parties in accordance with Article VI.B.4. in the event of a Deepening operation and in accordance with Article VI.B.5. in the event of a Sidetracking operation.

     2.  Operations by Less Than All Parties:
         ------------------------------------

     (a) Determination of Participation.  If any party to whom such notice is
         -------------------------------
delivered as provided in Article VI.B.1. or VI.C.1. (Option No. 2) elects not to participate in the proposed operation, then, in order to be entitled to the benefits of this Article, the party or parties giving the notice and such other parties as shall elect to participate in the operation shall, no later than ninety (90) days after the expiration of the notice period of /twenty (20) days (or as promptly as practicable after the expiration of the /twenty-four
(24) hour period when a drilling rig is on location, as the case may be) actually commence the proposed operation and complete it with due diligence. Operator shall perform all work for the account of the Consenting Parties; provided, however, if no drilling rig or other equipment is on location, and if Operator is a Non-Consenting Party, the Consenting Parties shall either:
(i) request Operator to perform the work required by such proposed operation for the account of the Consenting Parties, or (ii) designate one of the Consenting Parties as Operator to perform such work. The rights and duties granted to and imposed upon the Operator under this agreement are granted to and imposed upon the party designated as Operator for an operation in which the original Operator is a Non-Consenting Party. Consenting Parties, when conducting operations on the Contract Area pursuant to this Article VI.B.2., shall comply with all terms and conditions of this agreement.

     If less than all parties approve any proposed operation, the proposing party, immediately after the expiration of the applicable notice period, shall advise all Parties of the total interest of the parties approving such operation and its recommendation as to whether the Consenting Parties should proceed with the operation as proposed. Each Consenting Party, within forty-eight (48) hours (exclusive of Saturday, Sunday, and legal holidays) after delivery of such notice, shall advise the proposing party of its desire to (i) limit participation to such party's interest as shown on Exhibit "A" or (ii) carry only its proportionate part (determined by dividing such party's interest in the Contract Area by the interests of all Consenting Parties in the Contract Area) of Non-Consenting Parties' interests, or (iii) carry its proportionate part (determined as provided in (ii)) of Non-Consenting Parties' interests together with all or a portion of its proportionate part of any Non-Consenting Parties' interests that any Consenting Party did not elect to take. Any interest of Non-Consenting Parties that is not carried by a Consenting Party shall be deemed to be carried by the party proposing the operation if such party does not withdraw its proposal. Failure to advise the proposing party within the time required shall be deemed an election under (i). In the event a drilling rig is on location, notice may be given by telephone, and the time permitted for such a response shall not exceed a total of /twenty-four (24) hours (exclusive of Saturday, Sunday and legal holidays). The proposing party, at its election, may withdraw such proposal if there is less than 100% participation and shall notify all parties of such decision within ten (10) days, or within twenty-four (24) hours if a drilling rig is on location, following expiration of the applicable response period.
If 100% subscription to the proposed operation is obtained, the proposing party shall promptly notify the Consenting Parties of their proportionate interests in the operation and the party serving as Operator shall commence such operation within the period provided in Article VI.B.1., subject to the same extension right as provided therein.

     (b) Relinquishment of Interest for Non-Participation. The entire cost and
         -------------------------------------------------
risk of conducting such operations shall be borne by the Consenting Parties in the proportions they have elected to bear same under the terms of the preceding paragraph. Consenting Parties shall keep the leasehold estates involved in such operations free and clear of all liens and encumbrances of every kind created by or arising from the operations of the Consenting Parties. If such an operation results in a dry hole, then subject to Articles VI.B.6. and VI.E.3., the Consenting Parties shall plug and abandon the well and restore the surface location at their sole cost, risk and expense; provided, however, that those Non-Consenting Parties that participated in the drilling, Deepening or Sidetracking of the well shall remain liable for, and shall pay, their proportionate shares of the cost of plugging and abandoning the well and restoring the surface location insofar only as those costs were not increased by the subsequent operations of the Consenting Parties. If any well drilled, Reworked, Sidetracked, Deepened, Recompleted or Plugged Back under the provisions of this Article results in a well capable of producing Oil and/or Gas in paying quantities, the Consenting Parties shall Complete and equip the well to roduce at their sole cost and risk, and the well shall then be turned over to Operator (if the Operator did not conduct the operation) and shall be operated by it at the expense and for the account of the Consenting Parties. Upon commencement of operations for the drilling, Reworking, Sidetracking, Recompleting, Deepening or Plugging Back of any such well by Consenting Parties in accordance with the provisions of this Article, each Non-Consenting Party shall be deemed to have relinquished to Consenting Parties, and the Consenting Parties shall own and be entitled to receive, in proportion to their respective interests, all of such Non-Consenting Party's interest in the well and share of production therefrom or, in the case of a Reworking, Sidetracking,

              A.A.P.L. FORM 610 - MODEL FORM OPERATING AGREEMENT - 1989


Deepening, Recompleting or Plugging Back, or a Completion pursuant to Article VI.C.1. Option No. 2, all of such Non-Consenting Party's interest in the production obtained from the operation in which the Non-Consenting Party did not elect to participate. Such relinquishment shall be effective until the proceeds of the sale of such share, calculated at the well, or market value thereof if such share is not sold (after deducting applicable ad valorem, production, severance, and excise taxes, royalty, overriding royalty and other interests not excepted by Article III.C. payable out of or measured by the production from such well accruing with respect to such interest until it reverts), shall equal the total of the following:

     (i)   200   % of each such Non-Consenting Party's share of the cost of
           ---
any newly acquired surface equipment beyond the wellhead connections
(including but not limited to stock tanks, separators, treaters, pumping equipment and piping), plus 100% of each such Non-Consenting Party's share of the cost of operation of the well commencing with first production and continuing until each such Non-Consenting Party's relinquished interest shall revert to it under other provisions of this Article, it being agreed that each Non-Consenting Party's share of such costs and equipment will be that interest which would have been chargeable to such Non-Consenting Party had it participated in the well from the beginning of the operations; and
     (ii)  400   % of (a) that portion of the costs and expenses of
           ---
drilling, Reworking, Sidetracking, Deepening, Plugging Back, testing, Completing, and Recompleting, after deducting any cash contributions received under Article VIII.C., and of (b) that portion of the cost of newly acquired equipment in the well (to and including the wellhead connections), which would have been chargeable to such Non-Consenting Party if it had participated therein.
     Notwithstanding anything to the contrary in this Article VI.B., if the well does not reach the deepest objective Zone described in the notice proposing the well for reasons other than the encountering of granite or practically impenetrable substance or other condition in the hole rendering further operations impracticable, Operator shall give notice thereof to each Non-Consenting Party who submitted or voted for an alternative proposal under
Article VI.B.6. to drill the well to a shallower Zone than the deepest objective Zone proposed in the notice under which the well was drilled, and each such Non-Consenting Party shall have the option to participate in the initial proposed Completion of the well by paying its share of the cost of drilling the well to its actual depth, calculated in the manner provided in Article VI.B.4. (a). If any such Non-Consenting Party does not elect to participate in the first Completion proposed for such well, the relinquishment provisions of this Article VI.B.2. (b) shall apply to such party's interest.

     (c) Reworking, Recompleting or Plugging Back. An election not to
         -----------------------------------------
participate in the drilling, Sidetracking orDeepening of a well shall be deemed an election not to participate in any Reworking or Plugging Back operation proposed in such a well, or portion thereof, to which the initial non-consent election applied that is conducted at any time prior to full recovery by the Consenting Parties of the Non-Consenting Party's recoupment amount. Similarly, an election not to participate in the Completing or Recompleting of a well shall be deemed an election not to participate in any Reworking operation proposed in such a well, or portion thereof, to which the initial non-consent election applied that is conducted at any time prior to full recovery by the Consenting Parties of the Non-Consenting Party's recoupment amount. Any such Reworking, Recompleting or Plugging Back operation conducted during the recoupment period shall be deemed part of the cost of operation of said well and there shall be added to the sums to be recouped by the Consenting Parties
 __400_____% of that portion of the costs of the Reworking, Recompleting or Plugging Back operation which would have been chargeable to such Non-Consenting Party had it participated therein. If such a Reworking, Recompleting or Plugging Back operation is proposed during such recoupment period, the provisions of this Article VI.B. shall be applicable as between said Consenting Parties in said well.
     (d) Recoupment Matters. During the period of time Consenting Parties are
         -------------------
entitled to receive Non-Consenting Party's share of production, or the proceeds therefrom, Consenting Parties shall be responsible for the payment of all ad valorem, production, severance, excise, gathering and other taxes, and all royalty, overriding royalty and other burdens applicable to Non-Consenting Party's share of production not excepted by Article III.C.
     In the case of any Reworking, Sidetracking, Plugging Back, Recompleting or Deepening operation, the Consenting Parties shall be permitted to use, free of cost, all casing, tubing and other equipment in the well, but the ownership of all such equipment shall remain unchanged; and upon abandonment of a well after such Reworking, Sidetracking, Plugging Back, Recompleting or Deepening, the Consenting Parties shall account for all such equipment to the owners thereof, with each party receiving its proportionate part in kind or in value, less cost of salvage.
     Within ninety (90) days after the completion of any operation under this Article, the party conducting the operations for the Consenting Parties shall furnish each Non-Consenting Party with an inventory of the equipment in and connected to the well, and an itemized statement of the cost of drilling, Sidetracking, Deepening, Plugging Back, testing, Completing, Recompleting, and equipping the well for production; or, at its option, the operating party, in lieu of an itemized statement of such costs of operation, may submit a detailed
statement of monthly billings.   Each month thereafter, during the time the
Consenting Parties are being reimbursed as provided above, the party conducting the operations for the Consenting Parties shall furnish the Non-Consenting Parties with an itemized statement of all costs and liabilities incurred in the operation of the well, together with a statement of the quantity of Oil and Gas produced from it and the amount of proceeds realized from the sale of the
well's working interest production during the preceding month.   In determining
the quantity of Oil and Gas produced during any month, Consenting Parties shall use industry accepted methods such as but not limited to metering or periodic well tests. Any amount realized from the sale or other disposition of equipment newly acquired in connection with any such operation which would have been owned by a Non-Consenting Party had it participated therein shall be credited against the total unreturned costs of the work done and of the equipment purchased in determining when the interest of such Non-Consenting Party shall revert to it as above provided; and if there is a credit balance, it shall be paid to such Non-Consenting Party.
     If and when the Consenting Parties recover from a Non-Consenting Party's relinquished interest the amounts provided for above, the relinquished interests of such Non-Consenting Party shall automatically revert to it as of 7:00 a.m. on the day following the day on which such recoupment occurs, and, from and after such reversion, such Non-Consenting Party shall own the same interest in such well, the material and equipment in or pertaining thereto, and the production therefrom as such Non-Consenting Party would have been entitled to had it participated in the drilling, Sidetracking, Reworking, Deepening, Recompleting or Plugging Back of said well. Thereafter, such Non-Consenting Party shall be charged with and shall pay its proportionate part of the further costs of the operation of said well in accordance with the terms of this agreement and Exhibit "C" attached hereto.
     3. Stand-By Costs: When a well which has been drilled or Deepened has
        ---------------
reached its authorized depth and all tests have been completed and the results thereof furnished to the parties, or when operations on the well have been otherwise terminated pursuant to Article VI.F., stand-by costs incurred pending response to a party's notice proposing a Reworking,

              A.A.P.L. FORM 610 - MODEL FORM OPERATING AGREEMENT - 1989

Sidetracking, Deepening, Recompleting, Plugging Back or Completing operation in such a well (including the period required under Article VI.B.6. to resolve competing proposals) shall be charged and borne as part of the drilling or Deepening operation just completed. Stand-by costs subsequent to all parties responding, or expiration of the response time permitted, whichever first occurs, and prior to agreement as to the participating interests of all Consenting Parties pursuant to the terms of the second grammatical paragraph of
Article VI.B.2. (a), shall be charged to and borne as part of the proposed operation, but if the proposal is subsequently withdrawn because of insufficient participation, such stand-by costs shall be allocated between the Consenting Parties in the proportion each Consenting Party's interest as shown on Exhibit "A" bears to the total interest as shown on Exhibit "A" of all Consenting Parties.
     In the event that notice for a Sidetracking operation is given while the drilling rig to be utilized is on location, any party may request and receive up to five (5) additional days after expiration of the forty-eight hour response period specified in Article VI.B.1. within which to respond by paying for all stand-by costs and other costs incurred during such extended response period; Operator may require such party to pay the estimated stand-by time in advance as a condition to extending the response period. If more than one party elects to take such additional time to respond to the notice, standby costs shall be allocated between the parties taking additional time to respond on a day-to-day basis in the proportion each electing party's interest as shown on Exhibit "A" bears to the total interest as shown on Exhibit "A" of all the electing parties.
     4. Deepening: If less than all parties elect to participate in a drilling,
        ----------
Sidetracking, or Deepening operation proposed pursuant to Article VI.B.1., the interest relinquished by the Non-Consenting Parties to the Consenting Parties under Article VI.B.2. shall relate only and be limited to the lesser of (i) the total depth actually drilled or (ii) the objective depth or Zone of which the parties were given notice under Article VI.B.1. ("Initial Objective"). Such well shall not be Deepened beyond the Initial Objective without first complying with this Article to afford the Non-Consenting Parties the opportunity to participate in the Deepening operation.
     In the event any Consenting Party desires to drill or Deepen a Non-Consent Well to a depth below the Initial Objective, such party shall give notice thereof, complying with the requirements of Article VI.B.1., to all parties (including Non-Consenting Parties). Thereupon, Articles VI.B.1. and 2. shall apply and all parties receiving such notice shall have the right to participate or not participate in the Deepening of such well pursuant to said Articles VI.B.1. and 2. If a Deepening operation is approved pursuant to such provisions, and if any Non-Consenting Party elects to participate in the Deepening operation, such Non-Consenting party shall pay or make reimbursement (as the case may be)of the following costs and expenses.
     (a) If the proposal to Deepen is made prior to the Completion of such well as a well capable of producing in paying quantities, such Non-Consenting Party shall pay (or reimburse Consenting Parties for, as the case may be) that share of costs and expenses incurred in connection with the drilling of said well from the surface to the Initial Objective which Non-Consenting Party would have paid had such Non-Consenting Party agreed to participate therein, plus the Non-Consenting Party's share of the cost of Deepening and of participating in any further operations on the well in accordance with the other provisions of this Agreement; provided, however, all costs for testing and Completion or attempted Completion of the well incurred by Consenting Parties prior to the point of actual operations to Deepen beyond the Initial Objective shall be for the sole account of Consenting Parties.
     (b) If the proposal is made for a Non-Consent Well that has been previously Completed as a well capable of producing in paying quantities, but is no longer capable of producing in paying quantities, such Non-Consenting Party shall pay (or reimburse Consenting Parties for, as the case may be) its proportionate share of all costs of drilling, Completing, and equipping said well from the surface to the Initial Objective, calculated in the manner provided in paragraph
(a) above, less those costs recouped by the Consenting Parties from the sale of production from the well. The Non-Consenting Party shall also pay its proportionate share of all costs of re-entering said well. The Non-Consenting Parties' proportionate part (based on the percentage of such well Non-Consenting Party would have owned had it previously participated in such Non-Consent
Well) of the costs of salvable materials and equipment remaining in the hole and salvable surface equipment used in connection with such well shall be determined in accordance with Exhibit "C." If the Consenting Parties have recouped the cost of drilling, Completing, and equipping the well at the time such Deepening operation is conducted, then a Non-Consenting Party may participate in the Deepening of the well with no payment for costs incurred prior to re-entering the well for Deepening
     The foregoing shall not imply a right of any Consenting Party to propose any Deepening for a Non-Consent Well prior to the drilling of such well to its Initial Objective without the consent of the other Consenting Parties as provided in Article VI.F.
     5. Sidetracking: Any party having the right to participate in a proposed
        -------------
Sidetracking operation that does not own an interest in the affected wellbore at the time of the notice shall, upon electing to participate, tender to the wellbore owners its proportionate share (equal to its interest in the Sidetracking operation) of the value of that portion of the existing wellbore to be utilized as follows:
     (a) If the proposal is for Sidetracking an existing dry hole, reimbursement shall be on the basis of the actual costs incurred in the initial drilling of the well down to the depth at which the Sidetracking operation is initiated.
     (b) If the proposal is for Sidetracking a well which has previously produced, reimbursement shall be on the basis of such party's proportionate share of drilling and equipping costs incurred in the initial drilling of the well down to the depth at which the Sidetracking operation is conducted, calculated in the manner described in Article VI.B.4(b) above. Such party's proportionate share of the cost of the well's salvable materials and equipment down to the depth at which the Sidetracking operation is initiated shall be determined in accordance with the provisions of Exhibit "C."
     6. Order of Preference of Operations. Except as otherwise specifically
        ----------------------------------
provided in this agreement, if any party desires to propose the conduct of an operation that conflicts with a proposal that has been made by a party under this Article VI, such party shall have fifteen (15) days from delivery of the initial proposal, in the case of a proposal to drill a well or to perform an operation on a well where no drilling rig is on location, or twenty-four (24) hours, exclusive of Saturday, Sunday and legal holidays, from delivery of the initial proposal, if a drilling rig is on location for the well on which such operation is to be conducted, to deliver to all parties entitled to participate in the proposed operation such party's alternative proposal, such alternate proposal to contain the same information required to be included in the initial proposal. Each party receiving such proposals shall elect by delivery of notice to Operator within five (5) days after expiration of the proposal period, or within twenty-four (24) hours (exclusive of Saturday, Sunday and legal holidays) if a drilling rig is on location for the well that is the subject of the proposals, to participate in one of the competing proposals. Any party not electing within the time required shall be deemed not to have voted. The proposal receiving the vote of parties owning the largest aggregate percentage interest of the parties voting shall have priority over all other competing proposals; in the case of a tie vote, the

              A.A.P.L. FORM 610 - MODEL FORM OPERATING AGREEMENT - 1989

initial proposal shall prevail. Operator shall deliver notice of such result to all parties entitled to participate in the operation within five (5) days after expiration of the election period (or within twenty-four (24) hours, exclusive of Saturday, Sunday and legal holidays, if a drilling rig is on location).
Each party shall then have two (2) days (or twenty-four (24) hours if a rig is on location) from receipt of such notice to elect by delivery of notice to Operator to participate in such operation or to relinquish interest in the affected well pursuant to the provisions of Article VI.B.2.; failure by a party to deliver notice within such period shall be deemed an election not to participate in the prevailing proposal.
     7. Conformity to Spacing Pattern. Notwithstanding the provisions of this
        ------------------------------
Article VI.B.2., it is agreed that no wells shall be proposed to be drilled to or Completed in or produced from a Zone from which a well located elsewhere on the Contract Area is producing, unless such well conforms to the then-existing well spacing pattern for such Zone.
     8. Paying Wells. No party shall conduct any Reworking, Deepening, Plugging
        -------------
Back, Completion, Recompletion, or Sidetracking operation under this agreement with respect to any well then capable of producing in paying quantities except with the consent of all parties that have not relinquished interests in the well at the time of such operation.

C.  Completion of Wells; Reworking and Plugging Back:
     1. Completion: Without the consent of all parties, no well shall be drilled, Deepened or Sidetracked, except any well drilled, Deepened or Sidetracked pursuant to the provisions of Article VI.B.2. of this agreement. Consent to the drilling, Deepening or Sidetracking shall include:
          Option No. 1: All necessary expenditures for the drilling, Deepening
          -------------
          or Sidetracking, testing, Completing and equipping of the well, including necessary tankage and/or surface facilities.
     x    Option No. 2: All necessary expenditures for the drilling, Deepening
          -------------
          or Sidetracking and testing of the well. When such well has reached its authorized depth, and all logs, cores and other tests have been completed, and the results thereof furnished to the parties, Operator shall give immediate notice to the Non-Operators having the right to participate in a Completion attempt whether or not Operator recommends attempting to Complete the well, together with Operator's AFE for Completion costs if not previously provided. The parties receiving such notice shall have / twenty-four (24) hours (exclusive of Saturday, Sunday and legal holidays) in which to elect by delivery of notice to Operator to participate in a recommended Completion attempt or to make a Completion proposal with an accompanying AFE. Operator shall deliver any such Completion proposal, or any Completion proposal conflicting with Operator's proposal, to the other parties entitled to participate in such Completion in accordance with the procedures specified in Article VI.B.6. Election to participate in a Completion attempt shall include consent to all necessary expenditures for the Completing and equipping of such well, including necessary tankage and/or surface facilities but excluding any stimulation operation not contained on the Completion AFE. Failure of any party receiving such notice to reply within the period above fixed shall constitute an election by that party not to participate in the cost of the Completion attempt; provided, that Article VI.B.6. shall control in the case of conflicting Completion proposals. If one or more, but less than all of the parties, elect to attempt a Completion, the provision of Article VI.B.2. hereof (the phrase "Reworking, Sidetracking, Deepening, Recompleting or Plugging Back" as contained in Article VI.B.2. shall be deemed to include "Completing") shall apply to the operations thereafter conducted by less than all parties; provided, however, that Article VI.B.2. shall apply separately to each separate Completion or Recompletion attempt undertaken hereunder, and an election to become a Non-Consenting Party as to one Completion or Recompletion attempt shall not prevent a party from becoming a Consenting Party in subsequent Completion or Recompletion attempts regardless whether the Consenting Parties as to earlier Completions or Recompletion have recouped their costs pursuant to Article
          VI.B.2.; provided further, that any recoupment of costs by a Consenting Party shall be made solely from the production attributable to the Zone in which the Completion attempt is made. Election by a previous Non-Consenting party to participate in a subsequent Completion or Recompletion attempt shall require such party to pay its proportionate share of the cost of salvable materials and equipment installed in the well pursuant to the previous Completion or Recompletion attempt, insofar and only insofar as such materials and equipment benefit the Zone in which such party participates in a Completion attempt.

     2. Rework, Recomplete or Plug Back: No well shall be Reworked, Recompleted
        --------------------------------
or Plugged Back except a well Reworked, Recompleted, or Plugged Back pursuant to the provisions of Article VI.B.2. of this agreement. Consent to the Reworking, Recompleting or Plugging Back of a well shall include all necessary expenditures in conducting such operations and Completing and equipping of said well, including necessary tankage and/or surface facilities.

D.  Other Operations:
     Operator shall not undertake any single project reasonably estimated to require an expenditure in excess of Twenty thousand Dollars ($20,000) except
                                    ---------------           ------
in connection with the drilling, Sidetracking, Reworking, Deepening,
Completing, Recompleting or Plugging Back of a well that has been previously authorized by or pursuant to this agreement; provided, however, that, in case of explosion, fire, flood or other sudden emergency, whether of the same or different nature, Operator may take such steps and incur such expenses as in its opinion are required to deal with the emergency to safeguard life and property but Operator, as promptly as possible, shall report the emergency to the other parties. If Operator prepares an AFE for its own use, Operator shall furnish any Non-Operator so requesting an information copy thereof for any single project costing in excess of twenty thousand Dollars ($20,000). Any
                                    ---------------          -------
party who has not relinquished its interest in a well shall have the right to propose that Operator perform repair work or undertake the installation of artificial lift equipment or ancillary production facilities such as salt water disposal wells or to conduct additional work with respect to a well drilled hereunder or other similar project (but not including the installation of gathering lines or other transportation or marketing facilities, the installation of which shall be governed by separate agreement between the parties) reasonably estimated to require an expenditure in excess of the amount first set forth above in this Article VI.D. (except in connection with an operation required to be proposed under Articles VI.B.1. or VI.C.1. Option
No. 2, which shall be governed exclusively be those Articles). Operator shall deliver such proposal to all parties entitled to participate therein. If within thirty (30) days thereof Operator secures the written consent of any party or parties owning at least 60% of the interests of the parties entitled to
                        --
participate in such operation, each party having the right to participate in such project shall be bound by the terms of such proposal and shall be obligated to pay its proportionate share of the costs of the proposed project as if it had consented to such project pursuant to the terms of the proposal.
E.  Abandonment of Wells:
     1.  Abandonment of Dry Holes: Except for any well drilled or Deepened
         -------------------------
pursuant to Article VI.B.2., any well which has been drilled or Deepened under the terms of this agreement and is proposed to be completed as a dry hole shall not be

              A.A.P.L. FORM 610 - MODEL FORM OPERATING AGREEMENT - 1989

plugged and abandoned without the consent of all parties. Should Operator, after diligent effort, be unable to contact any party, or should any party fail to reply within /twenty-four (24) hours (exclusive of Saturday, Sunday and legal holidays) after delivery of notice of the proposal to plug and abandon such well, / and receipt of all logs such party shall be deemed to have consented to the proposed abandonment. All such wells shall be plugged and abandoned in accordance with applicable regulations and at the cost, risk and expense of the parties who participated in the cost of drilling or Deepening such well. Any party who objects to plugging and abandoning such well by notice delivered to Operator within /twenty-four (24)hours (exclusive of Saturday, Sunday and legal holidays) after delivery of notice of the proposed plugging shall take over the well as of the end of such twenty-four (24)/ hour notice period and conduct further operations in search of Oil and/or Gas subject to the provisions of Article VI.B.; failure of such party to provide proof reasonably satisfactory to Operator of its financial capability to conduct such operations or to take over the well within such period or thereafter to conduct operations on such well or plug and abandon such well shall entitle Operator to retain or take possession of the well and plug and abandon the well. The party taking over the well shall indemnify Operator (if Operator is an abandoning party) and the other abandoning parties against liability for any further operations conducted on such well except for the costs of plugging and abandoning the well and restoring the surface, for which the abandoning parties shall remain proportionately liable.
     2. Abandonment of Wells That Have Produced: Except for any well in which a
        ----------------------------------------
Non-Consent operation has been conducted hereunder for which the Consenting Parties have not been fully reimbursed as herein provided, any well which has been completed as a producer shall not be plugged and abandoned without the consent of all parties. If all parties consent to such abandonment, the well shall be plugged and abandoned in accordance with applicable regulations and at the cost, risk and expense of all the parties hereto. Failure of a party to reply within / thirty (30)days of delivery of notice of proposed abandonment shall be deemed an election to consent to the proposal. If, within /thirty (30) days after delivery of notice of the proposed abandonment of any well, all parties do not agree to the abandonment of such well, those wishing to continue its operation from the Zone then open to production shall be obligated to take over the well as of the expiration of the applicable notice period and shall indemnify Operator (if Operator is an abandoning party) and the other abandoning parties against liability for any further operations on the well conducted by such parties. Failure of such party or parties to provide proof reasonably satisfactory to Operator of their financial capability to conduct such operations or to take over the well within the required period or thereafter to conduct operations on such well shall entitle operator to retain or take possession of such well and plug and abandon the well.
     Parties taking over a well as provided herein shall tender to each of the other parties its proportionate share of the value of the well's salvable material and equipment, determined in accordance with the provisions of Exhibit "C," less the estimated cost of salvaging and the estimated cost of plugging and abandoning and restoring the surface; provided, however, that in the event the estimated plugging and abandoning and surface restoration costs and the estimated cost of salvaging are higher than the value of the well's salvable material and equipment, each of the abandoning parties shall tender to the parties continuing operations their proportionate shares of the estimated excess cost. Each abandoning party shall assign to the non-abandoning parties, without warranty, express or implied, as to title or as to quantity, or fitness for use of the equipment and material, all of its interest in the wellbore of the well and related equipment, together with its interest in the Leasehold insofar and only insofar as such Leasehold covers the right to obtain production from that wellbore in the Zone then open to production. If the interest of the abandoning party is or includes and Oil and Gas Interest, such party shall execute and deliver to the non-abandoning party or parties an oil and gas lease, limited to the wellbore and the Zone then open to production, for a term of one (1) year and so long thereafter as Oil and/or Gas is produced from the Zone covered thereby, such lease to be on the form
/mutually agreed to by the parties. The assignments or leases so limited shall encompass the Drilling Unit upon which the well is located. The payments by, and the assignments or leases to, the assignees shall be in a ratio based upon the relationship of their respective percentage of participation in the
Contract Area to the aggregate of the percentages of participation in the Contract Area of all assignees. There shall be no readjustment of interests in the remaining portions of the Contract Area.
     Thereafter, abandoning parties shall have no further responsibility, liability, or interest in the operation of or production from the well in the Zone then open other than the royalties retained in any lease made under the terms of this Article. Upon request, Operator shall continue to operate the assigned well for the account of the non-abandoning parties at the rates and charges contemplated by this agreement, plus any additional cost and charges which may arise as the result of the separate ownership of the assigned well. Upon proposed abandonment of the producing Zone assigned or leased, the assignor or lessor shall then have the option to repurchase its prior interest in the well (using the same valuation formula) and participate in further operations therein subject to the provisions hereof.
     3. Abandonment of Non-Consent Operations: The provisions of Article VI.E.1.
        --------------------------------------
or VI.E.2. above shall be applicable as between Consenting Parties in the event of the proposed abandonment of any well excepted from said Articles; provided, however, no well shall be permanently plugged and abandoned unless and until all parties having the right to conduct further operations therein have been notified of the proposed abandonment and afforded the opportunity to elect to take over the well in accordance with the provisions of this Article VI.E.; and provided further, that Non-Consenting Parties who own an interest in a portion of the well shall pay their proportionate shares of abandonment and surface restoration cost for such well as provided in Article VI.B.2.(b).
F.  Termination of Operations:
     Upon the commencement of an operation for the drilling, Reworking, Sidetracking, Plugging Back, Deepening, testing, Completion or plugging of a well, including but not limited to the Initial Well, such operation shall not be terminated without consent of parties bearing  60% of the costs of such
                                                  --
operation; provided, however, that in the event granite or other practically impenetrable substance or condition in the hole is encountered which renders further operations impractical, Operator may discontinue operations and give notice of such condition in the manner provided in Article VI.B.1, and the provisions of Article VI.B. or VI.E. shall thereafter apply to such operation, as appropriate.
G.  Taking Production in Kind:
          Option No. 1: Gas Balancing Agreement Attached
          -------------
     Each party shall take in kind or separately dispose of its proportionate share of all Oil and Gas produced from the Contract Area, exclusive of production which may be used in development and producing operations and in preparing and treating Oil and Gas for marketing purposes and production unavoidably lost. Any extra expenditure incurred in the taking in kind or separate disposition by any party of its proportionate share of the production shall be borne by such party. Any party taking its share of production in kind shall be required to pay for only its proportionate share of such part of Operator's surface facilities which it uses.
     Each party shall execute such division orders and contracts as may be necessary for the sale of its interest in production from the Contract Area, and, except as provided in Article VII.B., shall be entitled to receive payment

              A.A.P.L. FORM 610 - MODEL FORM OPERATING AGREEMENT - 1989

directly from the purchaser thereof for its share of all production.
     If any party fails to make the arrangements necessary to take in kind or separately dispose of its proportionate share of the Oil produced from the Contract Area, Operator shall have the right, subject to the revocation at will by the party owning it, but not the obligation, to purchase such Oil or sell it to others at any time and from time to time, for the account of the non-taking party. Any such purchase or sale by Operator may be terminated by Operator upon at least ten (10) days written notice to the owner of said production and shall be subject always to the right of the owner of the production upon at least ten (10) days written notice to Operator to exercise at any time its right to take in kind, or separately dispose of, its share of all Oil not previously delivered to a purchaser. Any purchase or sale by Operator of any other party's share of Oil shall be only for such reasonable periods of time as are consistent with the minimum needs of the industry under the particular circumstances, but in no event for a period in excess of one (1) year.
     Any such sale by Operator shall be in a manner commercially reasonable under the circumstances but Operator shall have no duty to share any existing market or to obtain a price equal to that received under any existing market. The sale or delivery by Operator of a non-taking party's share of Oil under the terms of any existing contract of Operator shall not give the non-taking party any interest in or make the non-taking party a party to said contract. No purchase shall be made by Operator without first giving the non-taking party at least ten (10) days written notice of such intended purchase and the price to be paid or the pricing basis to be used.
     All parties shall give timely written notice to Operator of their Gas marketing arrangements for the following month, excluding price, and shall notify Operator immediately in the event of a change in such arrangements. Operator shall maintain records of all marketing arrangements, and of volumes actually sold or transported, which records shall be made available to Non-Operators upon reasonable request.
     In the event one or more parties' separate disposition of its share of the Gas causes split-stream deliveries to separate pipelines and/or deliveries which on a day-to-day basis for any reason are not exactly equal to a party's respective proportionate share of total Gas sales to be allocated to it, the balancing or accounting between the parties shall be in accordance with any Gas balancing agreement between the parties hereto, whether such an agreement is attached as Exhibit "E" or is a separate agreement. Operator shall give notice to all parties of the first sales of Gas from any well under this agreement.
   x      Option No. 2: No Gas Balancing Agreement:
          -------------
     Each party shall take in kind or separately dispose of its proportionate share of all Oil and Gas produced from the Contract Area, exclusive of production which may be used in development and producing operations and in preparing and treating Oil and Gas for marketing purposes and production unavoidably lost. Any extra expenditures incurred in the taking in kind or separate disposition by any party of its proportionate share of the production shall be borne by such party. Any party taking its share of production in kind shall be required to pay for only its proportionate share of such part of Operator's surface facilities which it uses.
     Each party shall execute such division orders and contracts as may be necessary for the sale of its interest in production from the Contract Area, and, except as provided in Article VII.B., shall be entitled to receive payment directly from the purchaser thereof for its share of all production.
     If any party fails to make the arrangements necessary to take in kind or separately dispose of its proportionate share of the Oil and/or Gas produced from the Contract Area, Operator shall have the right, subject to the revocation at will by the party owning it, but not the obligation, to purchase such Oil and/or Gas or sell it to others at any time and from time to time, for the account of the non-taking party. Any such purchase or sale by Operator may be terminated by Operator upon at least ten (10) days written notice to the owner of said production and shall be subject always to the right of the owner of the production upon at least ten (10) days written notice to Operator to exercise its right to take in kind, or separately dispose of, its share of all Oil and/or Gas not previously delivered to a purchaser; provided, however, that the effective date of any such revocation may be deferred at Operator's election for a period not to exceed ninety (90) days if Operator has committed such production to a purchase contract having a term extending beyond such ten
(10) -day period. Any purchase or sale by Operator of any other party's share of Oil and/or Gas shall be only for such reasonable periods of time as are consistent with the minimum needs of the industry under the particular circumstances, but in no event for a period in excess of one(1) year.
     Any such sale by Operator shall be in a manner commercially reasonable under the circumstances, but Operator shall have no duty to share any existing market or transportation arrangement or to obtain a price or transportation fee equal to that received under any existing market or transportation arrangement. The sale or delivery by Operator of a non-taking party's share of production under the terms of any existing contract of Operator shall not give the non-taking party any interest in or make the non-taking party a party to said contract. No purchase of Oil and Gas and no sale of Gas shall be made by Operator without first giving the non-taking party ten days written notice of such intended purchase or sale and the price to be paid or the pricing basis to be used. Operator shall give notice to all parties of the first sale of Gas from any well under this Agreement.
     All parties shall give timely written notice to Operator of their Gas marketing arrangements for the following month, excluding price, and shall notify Operator immediately in the event of a change in such arrangements. Operator shall maintain records of all marketing arrangements, and of volumes actually sold or transported, which records shall be made available to Non-Operators upon reasonable request.

                                     ARTICLE VII.
                        EXPENDITURES AND LIABILITY OF PARTIES
A.  Liability of Parties:
     The liability of the parties shall be several, not joint or collective. Each party shall be responsible only for its obligations, and shall be liable only for its proportionate share of the costs of developing and operating the Contract Area. Accordingly, the liens granted among the parties in Article VII.B. are given to secure only the debts of each severally, and no party shall have any liability to third parties hereunder to satisfy the default of any other party in the payment of any expense or obligation hereunder. It is not the intention of the parties to create, nor shall this agreement be construed as creating, a mining or other partnership, joint venture, agency relationship or association, or to render the parties liable as partners, co-venturers, or principals. In their relations with each other under this agreement, the parties shall not be considered fiduciaries or to have established a confidential relationship but rather shall be free to act on an arm's-length basis in accordance with their own respective self-interest, subject, however, to the obligation of the parties to act in good faith in their dealings with each other with respect to activities hereunder.

              A.A.P.L. FORM 610 - MODEL FORM OPERATING AGREEMENT - 1989

B.  Liens and Security Interests:
     Each party grants to the other parties hereto a lien upon any interest it now owns or hereafter acquires in Oil and Gas Leases and Oil and Gas Interests in the Contract Area, and a security interest and/or purchase money security interest in any interest it now owns or hereafter acquires in the personal property and fixtures on or used or obtained for use in connection therewith, to secure performance of all of its obligations under this agreement including but not limited to payment of expense, interest and fees, the proper disbursement of all monies paid hereunder, the assignment or relinquishment of interest in Oil and Gas Leases as required hereunder, and the proper performance of operations hereunder. Such lien and security interest granted by each party hereto shall include such party's leasehold interests, working interests, operating rights, and royalty and overriding royalty interests in the Contract Area now owned or hereafter acquired and in lands pooled or unitized therewith or otherwise becoming subject to this agreement, the Oil and Gas when extracted therefrom and equipment situated thereon or used or obtained for use in connection therewith (including, without limitation, all wells, tools, and tubular goods), and accounts (including, without limitation, accounts arising from gas imbalances or from the sale of Oil and/or Gas at the wellhead), contract rights, inventory and general intangibles relating thereto or arising therefrom, and all proceeds and products of the foregoing.
     To perfect the lien and security agreement provided herein, each party hereto shall execute and acknowledge the recording supplement and/or any financing statement prepared and submitted by any party hereto in conjunction herewith or at any time following execution hereof, and Operator is authorized to file this agreement or the recording supplement executed herewith as a lien or mortgage in the applicable real estate records and as a financing statement with the proper officer under the Uniform Commercial Code in the state in which the Contract Area is situated and such other states as Operator shall deem appropriate to perfect the security interest granted hereunder. Any party may file this agreement, the recording supplement executed herewith, or such other documents as it deems necessary as a lien or mortgage in the applicable real estate records and/or a financing statement with the proper officer under the Uniform Commercial Code.
     Each party represents and warrants to the other parties hereto that the lien and security interest granted by such party to the other parties shall be a first and prior lien, and each party hereby agrees to maintain the priority of said lien and security interest against all persons acquiring an interest in Oil and Gas Leases and Interests covered by this agreement by, through or under such party. All parties acquiring an interest in Oil and Gas Leases and Oil and Gas Interests covered by this agreement, whether by assignment, merger, mortgage, operation of law, or otherwise, shall be deemed to have taken subject to the lien and security interest granted by this Article VII.B. as to all obligations attributable to such interest hereunder whether or not such obligations arise before or after such interest is acquired.
     To the extent that parties have a security interest under the Uniform Commercial Code of the state in which the Contract Area is situated, they shall be entitled to exercise the rights and remedies of a secured party under the Code. The bringing of a suit and the obtaining of judgment by a party for the secured indebtedness shall not be deemed an election of remedies or otherwise affect the lien rights or security interest as security for the payment thereof. In addition, upon default by any party in the payment of its share of expenses, interests or fees, or upon the improper use of funds by the Operator, the other parties shall have the right, without prejudice to other rights or remedies, to collect from the purchaser the proceeds from the sale of such defaulting party's share of Oil and Gas until the amount owed by such party, plus interest as provided in "Exhibit C," has been received, and shall have the right to offset the amount owed against the proceeds from the sale of such defaulting party's share of Oil and Gas. All purchasers of production may rely on a notification of default from the non-defaulting party or parties stating the amount due as a result of the default, and all parties waive any recourse available against purchasers for releasing production proceeds as provided in this paragraph.
     If any party fails to pay its share of cost within one hundred twenty (120) days after rendition of a statement therefor by Operator, the non-defaulting parties, including Operator, shall upon request by Operator, pay the unpaid amount in the proportion that the interest of each such party bears to the interest of all such parties. The amount paid by each party so paying its share of the unpaid amount shall be secured by the liens and security rights described in Article VII.B., and each paying party may independently pursue any remedy available hereunder or otherwise.
     If any party does not perform all of its obligations hereunder, and the failure to perform subjects such party to foreclosure or execution proceedings pursuant to the provisions of this agreement, to the extent allowed by governing law, the defaulting party waives any available right of redemption from and after the date of judgment, any required valuation or appraisement of the mortgaged or secured property prior to sale, any available right to stay execution or to require a marshaling of assets and any required bond in the event a receiver is appointed. In addition, to the extent permitted by applicable law, each party hereby grants to the other parties a power of sale as to any property that is subject to the lien and security rights granted hereunder, such power to be exercised in the manner provided by applicable law or otherwise in a commercially reasonable manner and upon reasonable notice.
     Each party agrees that the other parties shall be entitled to utilize the provisions of Oil and Gas lien law or other lien law of any state in which the Contract Area is situated to enforce the obligations of each party hereunder. Without limiting the generality of the foregoing, to the extent permitted by applicable law, Non-Operators agree that Operator may invoke or utilize the mechanics' or materialmen's lien law of the state in which the Contract Area is situated in order to secure the payment to Operator of any sum due hereunder for services performed or materials supplied by Operator.
C.  Advances:
     Operator, at its election, shall have the right from time to time to demand and receive from one or more of the other parties payment in advance of their respective shares of the estimated amount of the expense to be incurred in operations hereunder during the next succeeding month, which right may be exercised only by submission to each such party of an itemized statement of such estimated expense, together with an invoice for its share thereof. Each such statement and invoice for the payment in advance of estimated expense shall be submitted on or before the 20th day of the next preceding month.
Each party shall pay to Operator its proportionate share of such estimate within fifteen (15) days after such estimate and invoice is received. If any party fails to pay its share of said estimate within said time, the amount due shall bear interest as provided in Exhibit "C" until paid. Proper adjustment shall be made monthly between advances and actual expense to the end that each party shall bear and pay its proportionate share of actual expenses incurred, and no more.
D.  Defaults and Remedies:
     If any party fails to discharge any financial obligation under this agreement, including without limitation the failure to make any advance under the preceding Article VII.C. or any other provision of this agreement, within the period required for such payment hereunder, then in addition to the remedies provided in Article VII.B. or elsewhere in this agreement, the remedies specified below shall be applicable. For purposes of this Article VII.D., all notices and elections shall be delivered

              A.A.P.L. FORM 610 - MODEL FORM OPERATING AGREEMENT - 1989


only by Operator, except that Operator shall deliver any such notice and election requested by a non-defaulting Non-Operator, and when Operator is the party in default, the applicable notices and elections can be delivered by any Non-Operator. Election of any one or more of the following remedies shall not preclude the subsequent use of any other remedy specified below or otherwise available to a non-defaulting party.
     1. Suspension of Rights: Any party may deliver to the party in default a
        ---------------------
Notice of Default, which shall specify the default, specify the action to be taken to cure the default, and specify that failure to take such action will result in the exercise of one or more of the remedies provided in this Article. If the default is not cured within thirty (30) days of the delivery of such Notice of Default, all of the rights of the defaulting party granted by this agreement may upon notice be suspended until the default is cured, without prejudice to the right of the non-defaulting party or parties to continue to enforce the obligations of the defaulting party previously accrued or thereafter accruing under this agreement. If Operator is the party in default, the Non-Operators shall have in addition the right, by vote of Non-Operators owning a majority in interest in the Contract Area after excluding the voting interest of Operator, to appoint a new Operator effective immediately. The rights of a defaulting party that may be suspended hereunder at the election of the non-defaulting parties shall include, without limitation, the right to receive information as to any operation conducted hereunder during the period of such default, the right to elect to participate in an operation proposed under Article VI.B. of this agreement, the right to participate in an operation being conducted under this agreement even if the party has previously elected to participate in such operation, and the right to receive proceeds of production from any well subject to this agreement.
     2. Suit for Damages: Non-defaulting parties or Operator for the benefit of
        -----------------
non-defaulting parties may sue (at joint account expense) to collect the amounts in default, plus interest accruing on the amounts recovered from the date of default until the date of collection at the rate specified in Exhibit "C" attached hereto. Nothing herein shall prevent any party from suing any defaulting party to collect consequential damages accruing to such party as a result of the default.
     3. Deemed Non-Consent: The non-defaulting party may deliver a written
        -------------------
Notice of Non-Consent Election to the defaulting party at any time after the expiration of the thirty-day cure period following delivery of the Notice of Default, in which event if the billing is for the drilling a new well or the Plugging Back, Sidetracking, Reworking or Deepening of a well which is to be or has been plugged as a dry hole, or for the Completion or Recompletion of any well, the defaulting party will be conclusively deemed to have elected not to participate in the operation and to be a Non-Consenting Party with respect thereto under Article VI.B. or VI.C., as the case may be, to the extent of the costs unpaid by such party, notwithstanding any election to participate theretofore made. If election is made to proceed under this provision, then the non-defaulting parties may not elect to sue for the unpaid amount pursuant to Article VII.D.2.
     Until the delivery of such Notice of Non-Consent Election to the defaulting party, such party shall have the right to cure its default by paying its unpaid share of costs plus interest at the rate set forth in Exhibit "C," provided, however, such payment shall not prejudice the rights of the non-defaulting parties to pursue remedies for damages incurred by the non-defaulting parties as a result of the default. Any interest relinquished pursuant to this Article VII.D.3. shall be offered to the non-defaulting parties in proportion to their interests, and the non-defaulting parties electing to participate in the ownership of such interest shall be required to contribute their shares of the defaulted amount upon their election to participate therein.
     4. Advance Payment: If a default is not cured within thirty (30) days of
        ----------------
the delivery of a Notice of Default, Operator, or Non-Operators if Operator is the defaulting party, may thereafter require advance payment from the defaulting party of such defaulting party's anticipated share of any item of expense for which Operator, or Non-Operators, as the case may be, would be entitled to reimbursement under any provision of this agreement, whether or not such expense was the subject of the previous default. Such right includes, but is not limited to, the right to require advance payment for the estimated costs of drilling a well or Completion of a well as to which an election to participate in drilling or Completion has been made. If the defaulting party fails to pay the required advance payment, the non-defaulting parties may pursue any of the remedies provided in the Article VII.D. or any other default remedy provided elsewhere in this agreement. Any excess of funds advanced remaining when the operation is completed and all costs have been paid shall be promptly returned to the advancing party.
     5. Costs and Attorneys' Fees: In the event any party is required to bring
        --------------------------
legal proceedings to enforce any financial obligation of a party hereunder, the prevailing party in such action shall be entitled to recover all court costs, costs of collection, and a reasonable attorney's fee, which the lien provided for herein shall also secure.
E.  Rentals, Shut-in Well Payments and Minimum Royalties:
     Rentals, shut-in well payments and minimum royalties which may be required under the terms of any lease shall be paid by the party or parties who subjected such lease to this agreement at its or their expense. In the event two or more parties own and have contributed interests in the same lease to this agreement, such parties may designate one of such parties to make said payments for and on behalf of all such parties. Any party may request, and shall be entitled to receive, proper evidence of all such payments. In the event of failure to make proper payment of any rental, shut-in well payment or minimum royalty through mistake or oversight where such payment is required to continue the lease in force, any loss which results from such non-payment shall be borne in accordance with the provisions of Article IV.B.2.
     Operator shall notify Non-Operators of the anticipated completion of a shut-in well, or the shutting in or return to production of a producing well, at least five (5) days (excluding Saturday, Sunday, and legal holidays) prior to taking such action, or at the earliest opportunity permitted by circumstances, but assumes no liability for failure to do so. In the event of failure by Operator to so notify Non-Operators, the loss of any lease contributed hereto by Non-Operators for failure to make timely payments of any shut-in well payment shall be borne jointly by the parties hereto under the provisions of Article IV.B.3.
F.  Taxes:
     Beginning with the first calendar year after the effective date hereof, Operator shall render for ad valorem taxation all property subject to this agreement which by law should be rendered for such taxes, and it shall pay all such taxes assessed thereon before they become delinquent. Prior to the rendition date, each Non-Operator shall furnish Operator information as to burdens (to include, but not be limited to, royalties, overriding royalties and production payments) on Leases and Oil and Gas Interests contributed by such Non-Operator. If the assessed valuation of any Lease is reduced by reason of its being subject to outstanding excess royalties, overriding royalties or production payments, the reduction in ad valorem taxes resulting therefrom shall inure to the benefit of the owner or owners of such Lease, and Operator shall adjust the charge to such owner or owners so as to reflect the benefit of such reduction. If the ad valorem taxes are based in whole or in part upon separate valuations of each party's working interest, then notwithstanding anything to the contrary herein, charges to the joint account shall be made and paid by the parties hereto in accordance with the tax value generated by each party's working interest. Operator shall bill the other parties for their proportionate shares of all tax payments in the manner provided in Exhibit "C."

              A.A.P.L. FORM 610 - MODEL FORM OPERATING AGREEMENT - 1989

     If Operator considers any tax assessment improper, Operator may, at its discretion, protest within the time and manner prescribed by law, and prosecute the protest to a final determination, unless all parties agree to abandon the protest prior to final determination. During the pendency of administrative or judicial proceedings, Operator may elect to pay, under protest, all such taxes and any interest and penalty. When any such protested assessment shall have been finally determined, Operator shall pay the tax for the joint account, together with any interest and penalty accrued, and the total cost shall then be assessed against the parties, and be paid by them, as provided in Exhibit "C."
     Each party shall pay or cause to be paid all production, severance, excise, gathering and other taxes imposed upon or with respect to the production or handling of such party's share of Oil and Gas produced under the terms of this agreement.

                                  ARTICLE VIII.
                 ACQUISITION, MAINTENANCE OR TRANSFER OF INTEREST
A.  Surrender of Leases:
     The Leases covered by this agreement, insofar as they embrace acreage in the Contract Area, shall not be surrendered in whole or in part unless all parties consent thereto.
     However, should any party desire to surrender its interest in any Lease or in any portion thereof, such party shall give written notice of the proposed surrender to all parties, and the parties to whom such notice is delivered shall have thirty (30) days after delivery of the notice within which to notify the party proposing the surrender whether they elect to consent thereto.
Failure of a party to whom such notice is delivered to reply within said 30-day period shall constitute a consent to the surrender of the Leases described in the notice. If all parties do not agree or consent thereto, the party desiring to surrender shall assign, without express or implied warranty of title, all of its interest in such Lease, or portion thereof, and any well, material and equipment which may be located thereon and any rights in production thereafter secured, to the parties not consenting to such surrender. If the interest of the assigning party is or includes an Oil and Gas Interest, the assigning party shall execute and deliver to the party or parties not consenting to such surrender an oil and gas lease covering such Oil and Gas Interest for a term of one (1) year and so long thereafter as Oil and/or Gas is produced from the land covered thereby, such lease to be on the form attached hereto as Exhibit "B." Upon such assignment or lease, the assigning party shall be relieved from all obligations thereafter accruing, but not theretofore accrued, with respect to the interest assigned or leased and the operation of any well attributable thereto, and the assigning party shall have no further interest in the assigned or leased premises and its equipment and production other than the royalties retained in any lease made under the terms of this Article. The party assignee or lessee shall pay to the party assignor or lessor the reasonable salvage value of the latter's interest in any well's salvable materials and equipment attributable to the assigned or leased acreage. The value of all salvable materials and equipment shall be determined in accordance with the provisions of Exhibit "C," less the estimated cost of salvaging and the estimated cost of plugging and abandoning and restoring the surface. If such value is less than such costs, then the party assignor or lessor shall pay to the party assignee or lessee the amount of such deficit. If the assignment or lease is in favor of more than one party, the interest shall be shared by such parties in the proportions that the interest of each bears to the total interest of all such parties. If the interest of the parties to whom the assignment is to be made varies according to depth, then the interest assigned shall similarly reflect such variances.
     Any assignment, lease or surrender made under this provision shall not reduce or change the assignor's, lessor's or surrendering party's interest as it was immediately before the assignment, lease or surrender in the balance of the Contract Area; and the acreage assigned, leased or surrendered, and subsequent operations thereon, shall not thereafter be subject to the terms and provisions of this agreement but shall be deemed subject to an Operating Agreement in the form of this agreement.
B. Renewal or Extension of Leases:
     If any party secures a renewal or replacement of an Oil and Gas Lease or Interest subject to this agreement, then all other parties shall be notified promptly upon such acquisition or, in the case of a replacement Lease taken before expiration of an existing Lease, promptly upon expiration of the existing Lease. The parties notified shall have the right for a period of thirty (30) days following delivery of such notice in which to elect to participate in the ownership of the renewal or replacement Lease, insofar as such Lease affects lands within the Contract Area, by paying to the party who acquired it their proportionate shares of the acquisition cost allocated to that part of such Lease within the Contract Area, which shall be in proportion to the interest held at that time by the parties in the Contract Area. Each party who participates in the purchase of a renewal or replacement Lease shall be given an assignment of its proportionate interest therein by the acquiring party.
     If some, but less than all, of the parties elect to participate in the purchase of a renewal or replacement Lease, it shall be owned by the parties who elect to participate therein, in a ratio based upon the relationship of their respective percentage of participation in the Contract Area to the aggregate of the percentages of participation in the Contract Area of all parties participating in the purchase of such renewal or replacement Lease.
The acquisition of a renewal or replacement Lease by any or all of the parties hereto shall not cause a readjustment of the interests of the parties stated in Exhibit "A," but any renewal or replacement Lease in which less than all parties elect to participate shall not be subject to this agreement but shall be deemed subject to a separate Operating Agreement in the form of this agreement.
     If the interests of the parties in the Contract Area vary according to depth, then their right to participate proportionately in renewal or replacement Leases and their right to receive an assignment of interest shall also reflect such depth variances.
     The provisions of this Article shall apply to renewal or replacement Leases whether they are for the entire interest covered by the expiring Lease or cover only a portion of its area or an interest therein. Any renewal or replacement Lease taken before the expiration of its predecessor Lease, or taken or contracted for or becoming effective within six (6) months after the expiration of the existing Lease, shall be subject to this provision so long as this agreement is in effect at the time of such acquisition or at the time the renewal or replacement Lease becomes effective; but any Lease taken or contracted for more than six (6) months after the expiration of an existing Lease shall not be deemed a renewal or replacement Lease and shall not be subject to the provisions of this agreement.
     The provisions in this Article shall also be applicable to extensions of Oil and Gas Leases.
C.  Acreage or Cash Contributions:
     While this agreement is in force, if any party contracts for a contribution of cash towards the drilling of a well or any other operation on the Contract Area, such contribution shall be paid to the party who conducted the drilling or other operation and shall be applied by it against the cost of such drilling or other operation. If the contribution be in the form of acreage, the party to whom the contribution is made shall promptly tender an assignment of the acreage, without warranty of title, to the Drilling Parties in the proportions said Drilling Parties shared the cost of drilling the well. Such acreage shall become a separate Contract Area and, to the extent possible, be governed by provisions identical to this agreement. Each party shall promptly notify all other parties of any acreage or cash contributions it may obtain in support of any well or any other operation on the Contract Area. The above provisions shall also be applicable to optional rights to earn acreage outside the Contract Area which are in support of well drilled inside Contract Area.

              A.A.P.L. FORM 610 - MODEL FORM OPERATING AGREEMENT - 1989

     If any party contracts for any consideration relating to disposition of such party's share of substances produced hereunder, such consideration shall not be deemed a contribution as contemplated in this Article VIII.C.
D.  Assignment; Maintenance of Uniform Interest:
     For the purpose of maintaining uniformity of ownership in the Contract Area in the Oil and Gas Leases, Oil and Gas Interests, wells, equipment and production covered by this agreement no party shall sell, encumber, transfer or make other disposition of its interest in the Oil and Gas Leases and Oil and
Gas Interests embraced within the Contract Area or in wells, equipment and production unless such disposition covers either:
     1. the entire interest of the party in all Oil and Gas Leases, Oil and Gas Interests, wells, equipment and production; or
     2. an equal undivided percent of the party's present interest in all Oil and Gas Leases, Oil and Gas Interests, wells, equipment and production in the Contract Area.
     Every sale, encumbrance, transfer or other disposition made by any party shall be made expressly subject to this agreement and shall be made without prejudice to the right of the other parties, and any transferee of an ownership interest in any Oil and Gas Lease or Interest shall be deemed a party to this agreement as to the interest conveyed from and after the effective date of the transfer of ownership; provided, however, that the other parties shall not be required to recognize any such sale, encumbrance, transfer or other disposition for any purpose hereunder until thirty (30) days after they have received a copy of the instrument of transfer or other satisfactory evidence thereof in writing from the transferor or transferee. No assignment or other disposition of interest by a party shall relieve such party of obligations previously incurred by such party hereunder with respect to the interest transferred, including without limitation the obligation of a party to pay all costs attributable to an operation conducted hereunder in which such party has agreed to participate prior to making such assignment, and the lien and security interest granted by Article VII.B. shall continue to burden the interest transferred to secure payment of any such obligations.
     If, at any time the interest of any party is divided among and owned by four or more co-owners, Operator, at its discretion, may require such co-owners to appoint a single trustee or agent with full authority to receive notices, approve expenditures, receive billings for and approve and pay such party's share of the joint expenses, and to deal generally with, and with power to bind, the co-owners of such party's interest within the scope of the operations embraced in this agreement; however, all such co-owners shall have the right to enter into and execute all contracts or agreements for the disposition of their respective shares of the Oil and Gas produced from the Contract Area and they shall have the right to receive, separately, payment of the sale proceeds thereof.
E. Waiver of Rights to Partition:
     If permitted by the laws of the state or states in which the property covered hereby is located, each party hereto owning an undivided interest in the Contract Area waives any and all rights it may have to partition and have set aside to it in severalty its undivided interest therein.
F.  Preferential Right to Purchase:
x    (Optional; Check if applicable.)
     Should any party desire to sell all or any part of its interests under this agreement, or its rights and interests in the Contract Area, it shall promptly give written notice to the other parties, with full information concerning its proposed disposition, which shall include the name and address of the prospective transferee (who must be ready, willing and able to purchase), the purchase price, a legal description sufficient to identify the property, and all other terms of the offer. The other parties shall then have an optional prior right, for a period of ten (10) days after the notice is delivered, to purchase for the stated consideration on the same terms and conditions the interest which the other party proposes to sell; and, if this optional right is exercised, the purchasing parties shall share the purchased interest in the proportions that the interest of each bears to the total interest of all purchasing parties. However, there shall be no preferential right to purchase in those cases where any party wishes to mortgage its interests, or to transfer title to its interests to its mortgagee in lieu of or pursuant to foreclosure of a mortgage of its interests, or to dispose of its interests by merger, reorganization, consolidation, or by sale of all or substantially all of its
Oil and Gas assets to any party, or by transfer of its interests to a subsidiary or parent company or to a subsidiary of a parent company, or to any company in which such party owns a majority of the stock.
                                   ARTICLE IX.
                         INTERNAL REVENUE CODE ELECTION
     If, for federal income tax purposes, this agreement and the operations hereunder are regarded as a partnership, and if the parties have not otherwise agreed to form a tax partnership pursuant to Exhibit "G" or other agreement between them, each party thereby affected elects to be excluded from the application of all of the provisions of Subchapter "K," Chapter 1, Subtitle
"A," of the Internal Revenue Code of 1986, as amended ("Code"), as permitted and authorized by Section 761 of the Code and the regulations promulgated thereunder. Operator is authorized and directed to execute on behalf of each party hereby affected such evidence of this election as may be required by the Secretary of the Treasury of the United States or the Federal Internal
Revenue Service, including specifically, but not by way of limitation, all of the returns, statements, and the data required by Treasury Regulation 1.761. Should there be any requirement that each party hereby affected give further evidence of this election, each such party shall execute such documents and furnish such other evidence as may be required by the Federal Internal Revenue Service or as may be necessary to evidence this election. No such party shall give any notices or take any other action inconsistent with the election made hereby. If any present or future income tax laws of the state or states in which the Contract Area is located or any future income tax laws of the United States contain provisions similar to those in Subchapter "K," Chapter
1, Subtitle "A," of the Code, under which an election similar to that provided by Section 761 of the Code is permitted, each party hereby affected shall make such election as may be permitted or required by such laws. In making the foregoing election, each such party states that the income derived by such party from operations hereunder can be adequately determined without the computation of partnership taxable income.
                                   ARTICLE X.
                              CLAIMS AND LAWSUITS
     Operator may settle any single uninsured third party damage claim or suit arising from operations hereunder if the expenditure does not exceed ten thousand Dollars ($10,000.00) and if the payment is in complete settlement
------------           ---------
of such claim or suit. If the amount required for settlement exceeds the above amount, the parties hereto shall assume and take over the further handling of the claim or suit, unless such authority is delegated to Operator. All costs and expenses of handling settling, or otherwise discharging such claim or suit shall be a the joint expense of the parties participating in the operation from which the claim or suit arises. If a claim is made against any party or if any party is sued on account of any matter arising from operations hereunder over which such individual has no control because of the rights given Operator by this agreement, such party shall immediately notify all other parties, and the claim or suit shall be treated as any other claim or suit involving operations hereunder.

              A.A.P.L. FORM 610 - MODEL FORM OPERATING AGREEMENT - 1989

                                  ARTICLE XI.
                                 FORCE MAJEURE
     If any party is rendered unable, wholly or in part, by force majeure to carry out its obligations under this agreement, other than the obligation to indemnify or make money payments or furnish security, that party shall give to all other parties prompt written notice of the force majeure with reasonably full particulars concerning it; thereupon, the obligations of the party giving the notice, so far as they are affected by the force majeure, shall be suspended during, but no longer than, the continuance of the force majeure. The term "force majeure," as here employed, shall mean an act of God, strike, lockout, or other industrial disturbance, act of the public enemy, war, blockade, public riot, lightening, fire, storm, flood or other act of nature, explosion, governmental action, governmental delay, restraint or inaction, unavailability of equipment, and any other cause, whether of the kind specifically enumerated above or otherwise, which is not reasonably within the control of the party claiming suspension.
     The affected party shall use all reasonable diligence to remove the force majeure situation as quickly as practicable. The requirement that any force majeure shall be remedied with all reasonable dispatch shall not require the settlement of strikes, lockouts, or other labor difficulty by the party involved, contrary to its wishes; how all such difficulties shall be handled shall be entirely within the discretion of the party concerned.
                                   ARTICLE XII.
                                     NOTICES
     All notices authorized or required between the parties by any of the provisions of this agreement, unless otherwise specifically provided, shall be in writing and delivered in person or by United States mail, courier service, telegram, telex, telecopier or any other form of facsimile, postage or charges prepaid, and addressed to such parties at the addresses listed on Exhibit "A." All telephone or oral notices permitted by this agreement shall be confirmed immediately thereafter by written notice. The originating notice given under any provision hereof shall be deemed delivered only when received by the party to whom such notice is directed, and the time for such party to deliver any notice in response thereto shall run from the date the originating notice is received. "Receipt" for purposes of this agreement with respect to written notice delivered hereunder shall be actual delivery of the notice to the address of the party to be notified specified in accordance with this agreement, or to the telecopy, facsimile or telex machine of such party. The second or any responsive notice shall be deemed delivered when deposited in the United States mail or at the office of the courier or telegraph service, or upon transmittal by telex, telecopy or facsimile, or when personally delivered to the party to be notified, provided, that when response is required within 24 or 48 hours, such response shall be given orally or by telephone, telex, telecopy or other facsimile within such period. Each party shall have the right to change its address at any time, and from time to time, by giving written notice thereof to all other parties. If a party is not available to receive notice orally or by telephone when a party attempts to deliver a notice required to be delivered within 24 or 48 hours, the notice may be delivered in writing by any other method specified herein and shall be deemed delivered in the same manner provided above for any responsive notice.
                                 ARTICLE XIII.
                               TERM OF AGREEMENT
     This agreement shall remain in full force and effect as to the Oil and Gas Leases and/or Oil and Gas Interests subject hereto for the period of time selected below; provided, however, no party hereto shall ever be construed as having any right, title or interest in or to any Lease or Oil and Gas Interest contributed by any other party beyond the term of this agreement.
    x     Option No. 1: So long as any of the Oil and Gas Leases subject to this
          -------------
          agreement remain or are continued in force as to any part of the Contract Area, whether by production, extension, renewal or otherwise. Option No. 2: In the event the well described in Article VI.A., or any
          -------------
          subsequent well drilled under any provision of this agreement, results in the Completion of a well as a well capable of production of Oil and/or Gas in paying quantities, this agreement shall continue in force so long as any such well is capable of production, and for an additional period of days thereafter; provided, however, if, prior to the expiration of such additional period, one or more of the parties hereto are engaged in drilling, Reworking, Deepening, Sidetracking, Plugging Back, testing or attempting to Complete or Re-complete a well or wells hereunder, this agreement shall continue in force until such operations have been completed and if production results therefrom, this agreement shall continue in force as provided herein. In the event the well described in Article VI.A., or any subsequent well drilled hereunder, results in a dry hole, and no other well is capable of producing Oil and/or Gas from the Contract Area, this agreement shall terminate unless drilling, Deepening, Sidetracking, Completing, Re-completing, Plugging Back or Reworking operations are commenced within days from the date of abandonment of said well. "Abandonment" for such purposes shall mean either (i) a decision by all parties not to conduct any further operations on the well or
          (ii) the elapse of 180 days from the conduct of any operations on the well, whichever first occurs.
     The termination of this agreement shall not relieve any party hereto from any expense, liability or other obligation or any remedy therefor which has accrued or attached prior to the date of such termination.
     Upon termination of this agreement and the satisfaction of all obligations hereunder, in the event a memorandum of this Operating Agreement has been filed of record, Operator is authorized to file of record in all necessary recording offices a notice of termination, and each party hereto agrees to execute such a notice of termination as to Operator's interest, upon request of Operator, if Operator has satisfied all its financial obligations.
                                   ARTICLE XIV.
                       COMPLIANCE WITH LAWS AND REGULATIONS
A.  Laws, Regulations and Orders:
     This agreement shall be subject to the applicable laws of the state in which the Contract Area is located, to the valid rules, regulations, and orders of any duly constituted regulatory body of said state; and to all other applicable federal, state, and local laws, ordinances, rules, regulations and orders.
B.  Governing Law:
     This agreement and all matters pertaining hereto, including but not limited to matters of performance, non-performance, breach, remedies, procedures, rights, duties, and interpretation or construction, shall be governed and determined by the law of the state in which the Contract Area is located. If the Contract Area is in two or more states, the law of the state of California shall govern.
C.  Regulatory Agencies:
     Nothing herein contained shall grant, or be construed to grant, Operator the right or authority to waive or release any rights, privileges, or obligations which Non-Operators may have under federal or state laws or under rules, regulations or

              A.A.P.L. FORM 610 - MODEL FORM OPERATING AGREEMENT - 1989

orders promulgated under such laws in reference to oil, gas and mineral operations, including the location, operation, or production of wells, on tracts offsetting or adjacent to the Contract Area.
     With respect to the operations hereunder, Non-Operators agree to release Operator from any and all losses, damages, injuries, claims and causes of action arising out of, incident to or resulting directly or indirectly from Operator's interpretation or application of rules, rulings, regulations or orders of the Department of Energy or Federal Energy Regulatory Commission
or predecessor or successor agencies to the extent such interpretation or application was made in good faith and does not constitute gross negligence. Each Non-Operator further agrees to reimburse Operator for such
Non-Operator's share of production or any refund, fine, levy or other governmental sanction that Operator may be required to pay as a result of such an incorrect interpretation or application, together with interest and penalties thereon owing by Operator as a result of such incorrect interpretation or application.
                                   ARTICLE XV.
                                  MISCELLANEOUS
A.  Execution:
     This agreement shall be binding upon each Non-Operator when this agreement or a counterpart thereof has been executed by such Non-Operator and Operator notwithstanding that this agreement is not then or thereafter executed by all of the parties to which it is tendered or which are listed on Exhibit "A" as owning an interest in the Contract Area or which own, in fact, an interest in the Contract Area. Operator may, however, by written notice to all Non-Operators who have become bound by this agreement as aforesaid, given at any time prior to the actual spud date of the Initial Well but in no event later than five days prior to the date specified in Article VI.A. for commencement of the Initial Well, terminate this agreement if Operator in its sole discretion determines that there is insufficient participation to justify commencement of drilling operations. In the event of such a termination by Operator, all further obligations of the parties hereunder shall cease as of such termination. In the event any Non-Operator has advanced or prepaid any share of drilling or other costs hereunder, all sums so advanced shall be
returned to such Non-Operator without interest.   In the event Operator
proceeds with drilling operations for the Initial Well without the execution hereof by all persons listed on Exhibit "A" as having a current working interest in such well, Operator shall indemnify Non-Operators with respect to all costs incurred for the Initial Well which would have been charged to such person under this agreement if such person had executed the same and Operator shall receive all revenues which would have been received by such person under this agreement if such person had executed the same.
B. Successors and Assigns:
     This agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, devisees, legal representatives, successors and assigns, and the terms hereof shall be deemed to run with the Leases or Interests included within the Contract Area.
C. Counterparts:
     This instrument may be executed in any number of counterparts, each of which shall be considered an original for all purposes.
D.  Severability:
     For the purposes of assuming or rejecting this agreement as an executory contract pursuant to federal bankruptcy laws, this agreement shall not be severable, but rather must be assumed or rejected in its entirety, and the failure of any party to this agreement to comply with all of its financial obligations provided herein shall be a material default.
                                   ARTICLE XVI.
                                OTHER PROVISIONS
See attached pages:     18 and 19

              A.A.P.L. FORM 610 - MODEL FORM OPERATING AGREEMENT - 1989

                                  Schedule C
                                  ARTICLE XVI
                               OTHER PROVISIONS
A.     METERING OF PRODUCTION:
     If a diversity of working interest ownership in production from a lease subject to this agreement occurs as a result of operations by less than all parties pursuant to any provision of this Agreement, it is agreed that the oil and other hydrocarbons produced from the well or wells completed by the consenting party or parties shall be separately measured by standard metering equipment to be properly tested periodically for accuracy, and the setting of a separate tank battery will not be required unless the purchaser of the production or governmental regulatory body having jurisdiction will not approve metering for separately measuring the production. All parties to this Operating Agreement shall have access to said metering equipment with the right of inspection and calibration.
B.     ASSIGNMENTS:
     A sale or assignment of interest by any party will not relieve or release such party of its obligations hereunder. Further, the assigning party shall be and remain liable for the obligations incurred by its assignee unless and until said assignee has been approved in writing by the other parties hereto, which approval shall not be unreasonably withheld. However, no approval shall be given unless and until all monies due and accounts payable accruing out of the development and operation of the lease(s) subject hereto shall have been paid in full by the party assigning its interest and the Operator has been furnished with a certified copy of the recorded instrument evidencing the sale or assignment.
C.     REAL COVENANT:
     The terms, covenants and conditions of this Agreement shall be covenants running with the leasehold estates covered herein, and with each transfer or assignment of said lands or leasehold estates. Each party making any assignment or transfer of lands or leasehold estates. Each party making any assignment or transfer of lands or leasehold estates covered hereby shall state in such assignment or transfer that it is subject to all of the terms, covenants and conditions hereof, and shall promptly give notice to the Operator of any such assignment or transfer.
D.     OBLIGATION WELL:
     Furthermore, notwithstanding any provisions to the contrary appearing elsewhere in this Operating Agreement, it is agreed that if the drilling of a well should be necessary under the terms or requirements of any lease or leases covered hereby in order to maintain said lease or any portion thereof in force and effect, and if any party or parties desire not to participate in the drilling of such well and the other party or parties desire to conduct such drilling operations, then such well may be drilled by such party or parties without the joinder of the other party or parties. In that event and if and when said well shall have been so drilled and completed or abandoned, the party or parties not participating in the drilling thereof shall transfer and assign to the other party or parties all of its right, title and interest in and to said lease or portion thereof except that, if production is then being obtained from the land held thereunder by a well or wells previously drilled for the joint account, there shall be excepted from such assignment 40 acres around any such well producing oil and 80 acres around well producing any dry gas in as near a rectangular form as possible given the applicable geological considerations, provided that if a space pattern or production unit shall have been established by a legal authority around any such well, only the acreage assigned to it shall be so excepted and reserved to the parties jointly. In the event of any such assignment, the acreage as to which it should be so made and leasehold rights thereon shall no longer be subject to this Agreement.
E.     ROYALTIES, OVERRIDING ROYALTIES AND OTHER PAYMENTS:
     Operator shall pay or deliver, or cause to be paid or delivered for the account of the parties on jointly owned leases, and who are not taking their production in kind, all royalties and other burdens to the extent shown on Exhibit "A". If the interest of any party in any oil and gas lease covered by this agreement is subject to any royalty, production payment, or other charge over and above those shown on Exhibit "A", such party shall assume and alone bear all such obligations and shall account for or cause to be accounted for, such interest to the owners thereof. Operator shall not be liable for failure to pay any royalties or other burdens, or because of erroneous payments, unless such failure or error results from gross negligence or willful misconduct.
     No party shall ever be responsible, on any price basis higher than the price received by such party, to any other party's lessor or royalty owner;
and if such other party's lessor or royalty owner would demand and receive settlements on a higher price basis, the party contributing such lease shall alone bear the royalty burden insofar as such higher price is concerned.
     The party taking his production in kind ("taking party") shall pay or cause to be paid or delivered all royalties and other burdens due on its share of production and shall hold the other parties free from any liability therefore. However, said taking party shall not be liable for failure to pay any royalties or other burdens, or because of erroneous payments, unless such failure or error results from gross negligence or willful misconduct.
F.     NONCONSENT PENALTY PROVISION:
Notwithstanding anything in this Agreement to the contrary, any Non-consenting Party with respect to the drilling, deepening, sidetracking, plugging back, or completing of a new well in accordance with Article VI.B or VI.C shall, upon making such election and effective as of the date thereof, promptly assign to the Consenting parties proportionately, without warranty of title, the Non-consenting Party's entire interest in the Non-Consent well and a 40 acre spacing unit surrounding the well. Thereupon this Operating Agreement shall be deemed to apply separately to (a) that portion of the contract Area relinquished by the Non-consenting party and (b) that portion of the Contract Area retained by the Consenting Party. The Non-consenting Party shall have no further rights under this Operating Agreement in the portion of the Contract Area relinquished but shall remain liable for all obligations and liabilities accruing through the effective date of such relinquishment.
G.     CASH CALL:
     In addition to the rights granted Operator under Article II.C, Operator shall have the right to issue a Cash Call in any well proposed under the terms of Article VI.B or XVI D. The Cash Call shall be in the form of an invoice, due and payable upon receipt by Non-Operator, and shall include a copy of the Cost Estimate from which said Cash Call is being made. The amount of the Cash Call shall be determined by the "dry hole" cost set forth in the Cost Estimate and each non-Operator shall be invoiced for his proportionate working interest share of that cost. All Cash Call monies must be received prior to the commencement of drilling operations for the well. Failure to pay the Cash Call prior to commencement of drilling operations may be considered, at the sole discretion of the Operator, as an election not to participate in the drilling of the well, notwithstanding any previous consent received pursuant to Article VI.B or XVI D., and the Non-Operator's interest shall thereafter be governed by the terms of Article XVI D. and XVI F. above.
H.     FORFEITURE BY DELINQUENT NON-OPERATOR:
     In the event a Non-Operator shall become delinquent in the payment of its invoices by a sum of money totaling $100,000.00 or more, whether such invoices be joint interest billings or proper cash calls, Operator may make written demand upon said Non-Operator for the immediate payment of the entire delinquent balance ("Delinquent Non-Operator"). If the Delinquent
Non-Operator fails to pay said entire delinquent balance within thirty (30) days from receipt of the demand by Operator, such failure shall constitute an automatic forfeiture and termination of all the right, title and interest of the Delinquent Non-Operator in and to the Contract Area and the oil, gas and mineral leases covering same, save and except for the proration units and/or designated pooled units surrounding each then producing well or any well then being reworked or any well then being drilled in which the Delinquent Non-Operator is participating. Payment of any such bills shall not prejudice the right of any Non-Operator to protest or question the correctness thereof; provided, however, all bills and statements rendered to Non-Operators by Operator during any calendar year shall conclusively by presumed to be true and correct after twenty-four (24) months following the end of any such calendar year, unless within the said twenty-four (24)month period a Non-Operator takes written exception thereto and makes claim on Operator for adjustment. No adjustment favorable to Operator

              A.A.P.L. FORM 610 - MODEL FORM OPERATING AGREEMENT - 1989

shall be made unless it is made with the same prescribed period.  The
Delinquent Non-Operator agrees and obligates itself to execute any and all documents necessary to evidence of record such forfeiture. In the event the Delinquent Non-Operator fails or refuses to execute such documents, Operator may file of record an affidavit setting forth the facts of such forfeiture, along with a copy of this Joint Operating Agreement, describing in detail the interest so forfeited. Third parties shall have the right to rely upon said affidavit with regards to their dealing with the Operator and/or Non-Operators, as the case may be. In the event of such a forfeiture as provided for in this Paragraph, all the right, title and interest of the Delinquent Non-operator shall be assigned to the Operator; provided, however, where the Operator has made demand upon the non-delinquent Non-Operator(s) to pay its/their proportionate share of the Delinquent Non-Operator's invoices, the interest of the Delinquent Non-Operator shall be assigned to the Operator and the non-delinquent Non-Operator in the percentages in which they contributed to the payment of the Delinquent Non-Operator's invoices.  The provisions of this Paragraph shall be in addition to any and all other rights and liens which the Operator may have under the terms of this Joint Operating Agreement.
I.     AREA OF MUTUAL INTEREST:
     (1)     Creation of Area of Mutual Interest
             -----------------------------------
          An Area of Mutual interest (AMI) is hereby established covering the lands shown on the plat attached hereto as Exhibit "A-1."
     (2)     Term of Area of Mutual Interest
             -------------------------------
          The Area of Mutual Interest shall remain in force and effect for and during the term of this Operating Agreement in accordance with the provisions of Articles XIII hereof.
     (3)     No Conflict
             -----------
          Each of the parties hereto represents that, as of the effective date hereof, it is not a party to another agreement creating an area of mutual interest conflicting with the one hereby established.
     (4)     Acquisitions Within the Area of Mutual Interest
             -----------------------------------------------
          a. Giving of Notice
             ----------------
             As used hereinafter, the term "Acquired Interest" shall mean any oil or gas (whether mineral, leasehold, royalty, overriding royalty or other right or interest of any kind) interest (other than a purchase of, right to purchase, or contract to purchase, produced oil, gas, or liquid hydrocarbons) which may be offered to or acquired by any party hereto from a third party, and which covers or affects lands within the Area of Mutual Interest during the term thereof. "Acquired Interest" shall not include any leasehold,
                                                 ---
             royalty, overriding royalty, mineral or other interest or any agreement with respect thereto acquired by any party hereto during the term of the Area of Mutual Interest as a result of (a) purchase of all or substantially all assets, holdings, or stock of any corporation or other business entity in any one transaction or in concurrent transactions, and (b) mergers, consolidations or reorganizations; provided, however, if all or substantially all of any such assets thus acquired are comprised of interests located to the greater extent within the Area of Mutual Interest, then such acquisitions shall be an "Acquired Interest". If any party hereto is offered or acquires an Acquired Interest, said party shall promptly give written notice thereof to each other party hereto, which notice shall (i) identify the Acquired Interest,
             (ii) indicate the cost thereof, and (iii) include full particulars with respect thereto (including without limitation, copies of all relevant contracts, leases, paid drafts, and statements of lease ownership and burdens).
          b. Election and Time to Reply
             --------------------------
             Each party receiving such notice shall have fifteen (15) days following receipt within which to elect whether or not it will participate as to its Participating Interest in acquiring the Acquired Interest. Failure to respond to such notice shall be deemed to be an election not to participate in the Acquired Interest.
          c. Agreement to Pay
             ----------------
             Notice of a party's election so to participate shall be
             accompanied by said party's agreement to bear its Participating Interest share of the cost of the Acquired Interest, together with any obligation to be incurred in connection with the acquisition thereof, including without limitation, the cost of drilling, if drilling is necessary to acquire the Acquired Interest.
          d. Interests Acquired by Less than All Parties
             -------------------------------------------
             If any party or parties hereto elect not to participate in acquiring an Acquired Interest, then the other parties hereto shall have the option to acquire such unacquired interest. Such interest shall be acquired, and the costs thereof borne, in the proportions that the Participating Interest of each participating party in the acquisition bears to the total Participating
             Interests of all such acquiring parties participating in the acquisition. If any Acquired Interest is for any reason acquired by less than all parties hereto, the acquiring parties shall execute an operating agreement, substantially in this form of the Operating Agreement, covering said Acquired Interests.
          e. Contingent Operations
             ---------------------
             In the event that the acquisition of an Acquired Interest is contingent upon the completion of any one or more operations in which a party hereto does not participate as to its Participating Interest, then said party shall have relinquished all right, title, claim, and interest hereunder in and to the Acquired
             Interest.
          f. Subject to Operating Agreement
             ------------------------------
             All Acquired Interests in which all parties hereto participate proportionately in costs thereof shall be subject to the Operating Agreement and the AMI shall be deemed expanded to that extent.
          g. Operating Agreements Partially Superseded
             -----------------------------------------
             Should any party hereto elect not to participate in the
             acquisition of an Acquired Interest for any reason, said party shall not thereafter be entitled to exercise a similar option with respect to the same acquisition pursuant to the terms and provisions of any applicable Operating Agreement and the terms and provisions of each and every such operating agreement shall be superseded by the terms and provisions contained in the Area of Mutual Interest provision.
          h. Participating Interest Defined
             ------------------------------
             As used herein the term "Participating Interest" shall mean the proportionate share of each party to this Agreement in operations at the time the Acquired Interest is acquired, as determined by each such party's share of costs of operation in accordance with Exhibit "A" at the time of acquisition.
J.     DEFINITION OF PAYOUT:
     For purposes of this Agreement, "Payout" is defined as the point at which the total proceeds from production from the Initial Test Well drilled pursuant to Article VI.A above and/or any Substitute Well drilled pursuant to that certain Farmout Agreement, Pioneer Canal Prospect, dated September 15, 1997, between the parties hereto, less all royalties and overriding royalties paid therefrom, equals all drilling, redrilling, completing, recompleting, reworking, testing, equipping, producing and operating costs of said Well(s).

              A.A.P.L. FORM 610 - MODEL FORM OPERATING AGREEMENT - 1989

       IN WITNESS WHEREOF, this agreement shall be effective as of the   29th
                                                                         ----
 day of     September     , 1997     .
            ---------       ----

ATTEST OR WITNESS:                       OPERATOR

                                         Production Specialties Co.

 /s/ Patrick McNamara                 By /s/ Dero D. Parker, Jr.
---------------------

Patrick McNamara                         Dero D. Parker, Jr.
----------------
                                         Type or print name


                                         Title  President

                                         Date  10/13/97

                                         Tax ID or S.S. No.  68-0274111



                                  NON-OPERATORS


                                         Vaughan Production Co.

 /s/ Mary M. Vaughan                  By /s/ Richard H. Vaughan
--------------------

Mary M. Vaughan, Secretary               Richard H. Vaughan
--------------------------
                                         Type or print name


                                         Title  President

                                         Date  September 29, 1997

                                         Tax ID or S.S. No.  95-3468705



                                         Brothers Oil & Gas Inc.

                                      By /s/ Allen Sewell

                                         Allen Sewell
                                         Type or print name


                                         Title  President

                                         Date  September 30, 1997

                                         Tax ID or S.S. No.  N/A

                                         ELK Slough Partners

                                      By /s/ Allen Sewell

                                         Allen Sewell
                                         Type or print name


                                         Title Manager

                                         Date September 30, 1997

                                         Tax ID or S.S. No.  N/A

                                         Sunset Exploration Inc.

                                      By /s/ Robert E. Nunn

                                         Robert E. Nunn
                                         Type or print name


                                         Title

                                         Date

                                         Tax ID or S.S. No.


                                         Vaughan Exploration Inc.

                                      By /s/  Jeffrey K. Vaughan

                                         Jeffrey K. Vaughan
                                         Type or print name


                                         Title   President

                                         Date  10/1/97

                                         Tax ID or S.S. No.   77-0400405

               A.A.P.L. FORM 610 - MODEL FORM OPERATING AGREEMENT - 1989

                               ACKNOWLEDGMENTS

     Note: The following forms of acknowledgment are the short forms approved by the Uniform Law on Notarial Acts.

The validity and effect of these forms in any state will depend upon the statutes of that state.



Individual acknowledgment:

State of               )

                       ) ss.

County of              )

     This instrument was acknowledged before me on

                                         by
-----------------------------------------   -----------------------------------


(Seal, if any)                              -----------------------------------

                                            Title (and Rank)-------------------

                                            My commission expires:-------------



Acknowledgment in representative capacity:

State of               )

                       ) ss.

County of               )

     This instrument was acknowledged before me on

                                         by                                  as
-----------------------------------------   -----------------------------------

                     of
--------------------   --------------------------------------------------------


(Seal, if any)                              -----------------------------------

                                            Title (and Rank)-------------------

                                            My commission expires:-------------

Exhibit 10.4

                            PARTICIPATION AGREEMENT

                             PIONEER CANAL PROSPECT

                               Elk Slough Partners
                             Brothers Oil & Gas Inc.

                           145 Tyee Drive, Suite 1536
                            Point Roberts, Washington
                                   98281-9602

Pasco Pacific Management Corp.
5733 Victoria Drive
Vancouver, B.C


Dear Sirs:

Re: Participation in a working interest in the Pioneer Canal Prospect, Sections 3,4,9,10 T.30S/R.25E, Kern County, California
        (the "Property")

We are writing to set out the terms upon which Pasco Pacific Management Corp. ("Pasco") has agreed to participate in a 33 1/3% working interest in the Property.

We confirm the following:

1. Enron Oil & Gas Company ("Enron") is the owner in fee simple of the Property, more particularly described as:

       Township 30 South, Range 25 East
       Section 3: S/2SW/4SW/4, SW/4SE/4SW/4
       Section 4: S/2SE/4SE/4
       Section 9: W/2NE/4NE/4, NW/4NE/4, N/2S/2NE/4,E/2NE/4NW/4
       Section 10: NW/4NW/4,W/2NE/4NW/4,NW/4SW/4NW/4
       Kern County, California
       containing 240 acres, more or less

2. Vaughan Production Co. ("Vaughan") and Enron entered into an oil, gas and mineral lease, regarding the Property, dated March 28, 1997, a copy of which is attached hereto as Schedule "A". Pursuant to the terms of the Lease, Enron is entitled to a 20% royalty on oil, gas and other substances.

3. Vaughan and others entered into a farmout agreement (the "Farmout") with Elk Slough Partners ("Elk"), a copy of which is attached hereto as Schedule "B". Pursuant to the terms of the Farmout, Elk agreed to pay for and drill an initial test well (the "Test Well") on the Property by

       December 31, 1997. In consideration for the drilling of the Test Well, Elk is entitled to a 100% working interest before Payout and a 75% interest after Payout in the Test Well and any substitute Well(s).

4. Pasco acknowledges the following overriding royalty owners who have an interest in production of oil, gas and other substances from the
       Property:

       Vaughan Production Co.                      1.0000%
       Vaughan Exploration Inc.                    1.3333%
       Argonaut Oil & Gas Consultants              0.1667%
                                                   -------
                         Total                     2.5000%
                                                   =======

       Based on the foregoing, Pasco wishes to participate in Elk's 100% working interest before Payout and 75% working interest after Payout, by paying to Production Specialties, being the operator of the project:

          a) 33 1/3 % of the dry hole costs of the Test Well, estimated to be $200,000 (U.S.) $100,000 of which has been received prior to execution of this agreement and $100,000 of which must be received prior to 4:00 pm Vancouver time on October 17, 1997;

          b) 33 1/3% of the costs of completing the Test Well, estimated to be $83,333.00, immediately upon receipt of a written request for said monies by Elk.

          (collectively the "Payments")

1. In consideration for the Payments, Pasco will earn a 33 1/3% working interest before Payout and 25% working interest after Payout ("Pasco's Interest") in the Test Well. Pasco acknowledges and agrees that the balance of $100,000 (U.S.) must be received by Production Specialties on or before 4:00 (p.m), Vancouver time on October 17, 1997 or Pasco will forfeit all of its right title and interest in and to the Property.

2. By making the Payments, Pasco will earn the right to participate in a 25% working interest in any additional wells, other than Substitute Wells, to be drilled on the Property. Elk does not intend to drill any additional wells on the Property until after Payout of the Test Well.

3. Payout means the point in time when Pasco recovers its cash investment, pursuant to this Agreement, from the proceeds of production from the Test Well, or any Substitute Well, less any royalties and overriding royalties payable therefrom, all costs and expenses of drilling, redrilling, completing, recompleting, reworking, testing and equipping the Test Well and any Substitute Well(s) and all costs of producing and operating the Test Well or Substitute Well(s) through Payout.

4. After Payout of each well, Pasco hereby agrees to convey to Brothers Oil & Gas Inc. a 4% working interest in the Property, thereby reducing Pasco's working interest in the Test Well and any additional wells to 21%.

5. All payments to be made herein shall be forwarded by money wire directed to the account of Production Specialties as follows:

       Feather River State Bank
       203 Main Street
       Woodland, California
       95695
       Routing # 121136785
       Account # 161003627

       Attention:     Bev McQuirk (telephone # 916-661-6400)

       Elk and Brothers jointly and severally represent and warrant to Pasco that, to the best of Elk's and Brothers' information and belief, Vaughan has contracted Production Specialties to be the operator of the Property and Production Specialties is contractually bound to expend the Payments, in accordance with the AFE attached hereto.

6. If the Test Well is abandoned and Elk exercises its rights, pursuant to paragraph 9 of the Farmout, to drill a Substitute Well, then Pasco shall have the right, but not the obligation, to participate in a 33 1/3% working interest in such Substitute Well.

7. All of Elk's and Brothers obligations under this Agreement with respect to the drilling, reworking, stimulation of the Test Well may be assigned or subcontracted by Elk and/or Brothers in whole or in part without the prior written consent of Pasco. Brothers will monitor all aspects of the development of the Test Well in good condition and workmanlike manner in accordance with good oil field practices.

8. In no event shall Brothers or Elk be responsible or liable for the failure of any Test Well to produce oil or gas for any reason whatsoever.

9. Pasco acknowledges receipt of such independent geological and other project information as Pasco requires to inform and satisfy Pasco of the risks and financial obligations associated with entering into this Agreement.

10. Pasco agrees that by signing this letter agreement Pasco agrees to be bound by the terms of the Farmout, the Lease and the Joint Operating Agreement dated September, 1997, a copy of which is attached hereto as Schedule "C".

11. If Pasco elects not to participate in additional wells, they shall forfeit all rights in and under this Agreement, the Farmout and the Lease and Pasco shall have no further right, title or interest in or to the

       Property, except that they shall have earned their interest in the Test Well and a 40 acre spacing pursuant to the Farmout.

       An authorization for expenditure for the drilling, and abandonment or completion of the Test Well (the "AFE") is attached hereto as Schedule "D". If Pasco is required to forward any monies in excess of $200,000 (U.S.) (the "Additional Monies") to Production Specialties, then prior to forwarding the Additional Monies Pasco shall be entitled to first review a supplemental authorization for expenditure (the "Supplemental AFE") detailing the use and application of the Additional Monies. Pasco has the right to determine, in its sole discretion whether or not to forward the Additional Monies. If Pasco does not forward the Additional Monies, after reviewing such Supplemental AFE, its right to participate shall immediately terminate.

       The decision as to whether to complete the Test Well or the plug and abandon the Test Well shall be made by Brothers and Elk in their sole discretion.

       The provisions of this section shall apply equally to any additional or Substitute Wells to be drilled on the Property pursuant to this Agreement.

12. All notices which are required or authorized to be given herein shall be given by post addressed to the party to whom such notice is given at the addresses first shown above.

13. This Agreement shall be binding upon the parties hereto, their respective heirs, legal representatives, successors and assigns.

14. This Agreement may be assigned by notice in writing and provided that such assignee agrees in writing to be bound by the terms of this Agreement, the Farmout, the Lease and the Operating Agreement.

15. The laws of the Province of British Columbia shall govern the validity, enforcement and interpretation of this Agreement. The parties hereby agree that the exclusive venue for any legal action arising out of this Agreement shall be in Vancouver, British Columbia.

16. This Agreement contains the complete and entire agreement between the parties hereto with respect to the matters contained herein and cannot be varied except by written agreement.

17.    This Agreement may be signed in counterparts and/or by facsimile.

18. The terms of the Operating Agreement shall apply between the parties hereto as to non-payment of any amounts and all other matters.

If the foregoing is acceptable to you, please sign and return the enclosed copy of this letter agreement to the address first written above.

Elk Slough Partners

Per:

/s/ Allen C. Sewell
_____________________
Authorized Signatory

Brothers Oil and Gas Inc.

Per:

/s/ Allen C. Sewell
_____________________
Authorized Signatory                             Agreed to and accepted this
                                                      3 day of Nov 1997
                                                Pasco Pacific Management Corp.

                                                    /s/ Cusano Pasquale
                                                    ______________________
                                                    Authorized Signatory

Exhibit 10.5

                            PARTICIPATION AGREEMENT

                             PIONEER CANAL PROSPECT

                               Elk Slough Partners
                             Brothers Oil & Gas Inc.

                           145 Tyee Drive, Suite 1536
                            Point Roberts, Washington
                                   98281-9602

Goldwater Resources Ltd.
Suite 1204 - 700 West Pender Street
Vancouver, B.C.
V6C 1G8


Dear Sirs:

Re: Participation in a working interest in the Pioneer Canal Prospect, Sections 3,4,9,10 T.30S/R.25E, Kern County, California
        (the "Property")

We are writing to set out the terms upon which Goldwater Resources Ltd. ("Goldwater") has agreed to participate in a 25% working interest in the Property.

We confirm the following:

1. Enron Oil & Gas Company ("Enron") is the owner in fee simple of the Property, more particularly described as:

       Township 30 South, Range 25 East
       Section 3: S/2SW/4SW/4, SW/4SE/4SW/4
       Section 4: S/2SE/4SE/4
       Section 9: W/2NE/4NE/4, NW/4NE/4, N/2S/2NE/4,E/2NE/4NW/4
       Section 10: NW/4NW/4,W/2NE/4NW/4,NW/4SW/4NW/4
       Kern County, California
       containing 240 acres, more or less

2. Vaughan Production Co. ("Vaughan") and Enron entered into an oil, gas and mineral lease, regarding the Property, dated March 28, 1997 (the "Lease"), a copy of which is attached hereto as Schedule "A". Pursuant to the terms of the Lease, Enron is entitled to a 20% royalty on oil, gas and other substances.

3. Vaughan and others entered into a farmout agreement (the "Farmout") with Elk Slough Partners ("Elk"), a copy of which is attached hereto as Schedule "B". Pursuant to the terms of the Farmout, Elk agreed to pay for and drill a test well on the Property (the "Test Well") on the Property by December 31, 1997, which Elk has done. In consideration for the drilling of the Test Well. Elk now has an 84% working interest in the drilling of any subsequent wells. Unrelated parties hold the remaining 16% working interest in the drilling of any subsequent wells.

4. Goldwater acknowledges the following overriding royalty owners who have an interest in production of oil, gas and other substances from the
       Property:

       Vaughan Production Co.                  1.0000%
       Vaughan Exploration Inc.                1.3333%
       Argonaut Oil & Gas Consultants          0.1667%
                                               -------
               Total:                          2.5000%
                                               =======
       Goldwater wishes to acquire a 25% working interest in the Property from Elk, leaving Elk with a 59% working interest in the Property, and unrelated parties with a 16% working interest in the Property.

       Based on the foregoing, Goldwater agrees to acquire a 25% working interest in the Property by paying to Production Specialties Co. ("Production Specialties"), being the operator of the project:

       (a) 25% of the total dry hole costs of a subsequent well (the "# 61-9 Well") being $632,940.00, of which Goldwater's share will be $158,236.00, which must be received by Production Specialties prior to 4:00 p.m. Vancouver Time on April 27, 1998;

       (b) 25% of the total costs of completing the #61-9 Well, being $415,800, of which Goldwater's share will be $103,949.00, immediately upon receipt of a written request for said monies by Elk.

       (collectively the "Payments")

1. In consideration for the Payments, Goldwater will earn a 25% working interest before Payout and 17% working interest after Payout ("Goldwater's Interest") in the # 61-9 Well. Goldwater acknowledges and agrees that the $158,236.00 payment must be received by Production Specialties prior to 4:00 p.m. Vancouver time on April 27, 1998 or Goldwater will forfeit all of its right title and interest in and to the Property.

2. By making the Payments, Goldwater will earn the right to participate in the drilling of any further wells on the same terms and conditions as set out in this agreement.

3. Payout means the point in time when Goldwater recovers its cash investment, pursuant to this Agreement, from the proceeds of production from the #61-9 Well, or any Substitute Well, less any royalties and overriding royalties payable therefrom, all costs and expenses of drilling, redrilling, completing, recompleting, reworking, testing and equipping the #61-9 Well and any Substitute Well(s) and all costs of producing and operating the #61-9 Well or Substitute Well(s) through Payout.

4. After Payout of each well drilled on the Property, Goldwater agrees to convey to Brothers Oil & Gas Inc. a 8% working interest in that well, which in the case of the #61-9 Well, will thereby reduce Goldwater's working interest to 17%.

5. All payments to be made herein shall be forwarded by money wire directed to the account of Production Specialties as follows:

       Feather River State Bank
       203 Main Street
       Woodland, California
       95695
       Routing # 121136785
       Account # 161003627

       Attention:     Bev McQuirk (telephone # 916-661-6400)

       Elk and Brothers jointly and severally represent and warrant to Goldwater that, to the best of Elk's and Brothers' information and belief, Vaughan has contracted Production Specialties to be the operator of the Property and Production Specialties is contractually bound to expend the Payments, in accordance with the AFE attached hereto.

6. If the #61-9 Well is abandoned and Elk exercises its rights, pursuant to paragraph 9 of the Farmout, to drill a Substitute Well, then Goldwater shall have the right, but not the obligation, to participate in a 25% working interest in such Substitute Well.

7. All of Elk's and Brothers obligations under this Agreement with respect to the drilling, reworking, stimulation of the #61-9 Well may be assigned or subcontracted by Elk and/or Brothers in whole or in part without the prior written consent of Goldwater. Brothers will monitor all aspects of the development of the #61-9 Well in good condition and workmanlike manner in accordance with good oil field practices.

8. In no event shall Brothers or Elk be responsible or liable for the failure of any #61-9 Well to produce oil or gas for any reason whatsoever.

9. Goldwater acknowledges receipt of such independent geological and other project information as Goldwater requires to inform and satisfy Goldwater of the risks and financial obligations associated with entering into this Agreement.

10. Goldwater agrees that by signing this letter agreement Goldwater agrees to be bound by the terms of the Farmout, the Lease and the Joint Operating Agreement dated September, 1997, a copy of which is attached hereto as Schedule "C".

11. If Goldwater elects not to participate in additional wells, they shall forfeit all rights in and under this Agreement, the Farmout and the Lease and Goldwater shall have no further right, title or interest in or to the Property, except that they shall have earned their interest in the #61-9 Well and a 40 acre spacing pursuant to the Farmout.

       An authorization for expenditure for the drilling, and abandonment or completion of the #61-9 Well (the "AFE") is attached hereto as Schedule "D". If Goldwater is required to forward any monies in excess of $158,236.00 (U.S.) (the "Additional Monies") to Production Specialties, then prior to forwarding the Additional Monies, Goldwater shall be entitled to first review a supplemental authorization for expenditure (the "Supplemental AFE") detailing the use and application of the Additional Monies. Goldwater has the right to determine, in its sole discretion whether or not to forward the Additional Monies. If Goldwater does not forward the Additional Monies, after reviewing such Supplemental AFE, its right to participate shall immediately terminate.

       The decision as to whether to complete or plug and abandon the #61-9 Well shall be made by Brothers and Elk in their sole discretion.

       The provisions of this section shall apply equally to any additional or Substitute Wells to be drilled on the Property pursuant to this Agreement.

12. All notices which are required or authorized to be given herein shall be given by post addressed to the party to whom such notice is given at the addresses first shown above.

13. This Agreement shall be binding upon the parties hereto, their respective heirs, legal representatives, successors and assigns.

14. This Agreement may be assigned by notice in writing and provided that such assignee agrees in writing to be bound by the terms of this Agreement, the Farmout, the Lease and the Operating Agreement.

15. The laws of the Province of British Columbia shall govern the validity, enforcement and interpretation of this Agreement. The parties hereby agree that the exclusive venue for any legal action arising out of this Agreement shall be in Vancouver, British Columbia.

16. This Agreement contains the complete and entire agreement between the parties hereto with respect to the matters contained herein and cannot be varied except by written agreement.

17.    This Agreement may be signed in counterparts and/or by facsimile.

18. The terms of the Operating Agreement shall apply to the parties hereto as to non payment of any amounts and all other matters.

19. This Agreement is subject to first obtaining the consent hereto of Enron Oil & Gas Company and further being accepted for filing by the Vancouver Stock Exchange.


If the foregoing is acceptable to you, please sign and return the enclosed copy of this letter agreement to the address first written above.

Elk Slough Partners

Per:

/s/ Allen C. Sewell
_____________________
Authorized Signatory

Brothers Oil and Gas Inc.

Per:

/s/ Allen C. Sewell
_____________________
Authorized Signatory

                                            Agreed to and accepted this 20th day
                                                       of March, 1998.

                                                    Goldwater Resources Ltd.


                                                    /s/ George Scott
                                                    ____________________________
                                                    Authorized Signatory

Exhibit 10.6

                                Amendment No (1)
                                       To
                             PARTICIPATION AGREEMENT

                             PIONEER CANAL PROSPECT

               Elk Slough Partners           145 Tyee Drive, Suite 1536
               Brothers Oil & Gas Inc.       Point Roberts, Washington
                                             98281-9602

Goldwater Resources Ltd. ("Goldwater")
Suite 1204-700 West Pender Street
Vancouver, BC
V6C 1G8

Dear Sirs:

     Re: Amendment of Participation in a working interest in the Pioneer Canal Prospect, Sections 3,4,9,10 T.30S/R.25E, Kern County, California (the "Property")

This letter will serve to confirm an amendment to the aforementioned Participation Agreement which agreement is dated as of March 20th, 1998.

The Participation Agreement is hereby amended as to the working interests Before Payout and After Payout to the extent that Goldwater will pay 27.933% of the total costs of completing the #61-9-Well in lieu of 25% thereof and will earn a 27.933% working interest Before Payout and an 18.99444% working interest After Payout in the Well and will earn the right to participate in the drilling of any further wells on the property on the same terms and conditions.

Save as may be inconsistent with the terms and conditions of this amendment all other terms and conditions of the Participation Agreement shall remain in full force and effect.

Elk Slough Partners

Per:

/s/ Allen Sewell
----------------------------
Authorized Signatory


Brothers Oil and Gas Inc.

Per:

/s/ Allen Sewell
----------------------------
Authorized Signatory

                                       Agreed to and accepted as of the 23rd day
                                                                   Of June, 1998

                                                        Goldwater Resources Ltd.

                                                           /s/ George Scott
                                                    ----------------------------
                                                        Authorized Signatory

Exhibit 10.7

                                Option Agreement


                                                       Dated November 27th, 1998


Brothers Oil & Gas Inc. (optionor) and Herrimen Oil & Gas (optionee) agree to the following:

     a) Optionor grants optionee the right to acquire optionors interest in the Pioneer Canal Project located in Kern County, California

     b)  Optionors interest consists of
         i) 13% carried working interest in the 18 R Well; the interest becomes earned by the optionor after the payout of the original working interest which funded 100% of the well cost
         ii) 12% carried working interest in the 61-9 Well, the interest becomes earned by the optionor after the payout of the original working interest which funded 100% of the well cost
         iii) a right to participate in the Pulv & Olsece Horizons which lie below the Productive horizons of the 61-9 and 18 R wells. Under the Enron lease this right expires five years from the date of the original lease or approximately four years from January 1st, 1999

     c)  Optionor grants option for a period ending June 30th, 1999

     d)  Option price to be paid in US dollars is $45,000

     e)  Exercise price of option is US$750,000 payable upon exercise of option

     f) Both parties agree to sign formal documentation as required by regulatory authorities

     g)  Address Notices to Optionor
         Brothers Oil & Gas Inc.
         Box 31
         Saturna, BC  V0N 2Y0
         Tel: (250) 539-5680
         Fax: (250) 539-5680

     h)  Address Notices to Optionee
         Herrimen Oil & Gas Inc.
         Suite 222 - 960 Richards Street
         Vancouver, BC  V6B 3P1

     i) Optionor agrees to notify optionee of any material changes in the interests during the option period

     j) Optionee agrees that it has reviewed satisfactory geological data and other disclosures in entering into the agreement

        Brothers Oil & Gas Inc                    Herrimen Oil & Gas Inc.




        /s/ Allen C. Sewell                         /s/ Graeme Sewell
        ______________________________          ______________________________

        Allen C. Sewell                         Graeme Sewell
        President                               President

Exhibit 10.8

                            Brothers Oil & Gas Inc.


June 18, 1999


Herrimen Oil & Gas Inc.
#300 - 750 West Pender Street
Vancouver, BC  V6C 2T7


Attention: Graeme Sewell

             Re: Extension on Option Agreement for 61-9 & 18-R wells
             -------------------------------------------------------

Please accept this letter as confirmation that we have extended the term of the Option for the earlier of twelve (12) months from today or six (6) months after Herrimen Oil & Gas Inc. becomes a reporting issuer.

Thank you,

BROTHERS OIL & GAS INC.



/s/ Allen Sewell

Allen Sewell
President



             145 Tyee Drive, Suite 1638, Pt. Roberts, WA  98281  USA
                         Telephone & Fax: (250) 539-5680

Exhibit 10.9

                            Brothers Oil & Gas Inc.





June 18, 2000


Attn: Graeme Sewell
Herrimen Oil & Gas Inc.
#300 - 750 West Pender Street
Vancouver, BC  V6C 2T7


Dear Graeme:


   RE: Further Extension on Option Agreement and Initial Extension for 61-9 and
   ----------------------------------------------------------------------------
                                   18-R Wells
                                   ----------


Please accept this letter as confirmation that Brothers Oil & Gas Inc. has extended the term of the Option until December 31, 2001.


Regards,

BROTHERS OIL & GAS INC.

/s/ Allen Sewell

Allen Sewell
President

                101 Church Bay Road, Saturna Island, BC  V0N 2Y0
                         Telephone & Fax: (250) 539-5680

Exhibit 10.10

                            INDEMNIFICATION AGREEMENT
                            -------------------------


     INDEMNIFICATION AGREEMENT, dated as of this 1st day of June, 2001, by and between Herrimen Oil & Gas Inc., a Nevada corporation (the "Company"), and the director and/or officer whose name appears on the signature page of this Agreement ("Indemnitee").

                                    RECITALS
                                    --------

     A. Highly competent persons are becoming more reluctant to serve as directors or officers or in other capacities unless they are provided with reasonable protection through insurance or indemnification against risks of claims and actions against them arising out of their service to and activities on behalf of the corporations.

     B. The Board of Directors of the Company (the "Board" or the "Board of Directors") has determined that the Company should act to assure its directors and officers that there will be increased certainty of such protection in the future.

     C. It is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify such persons to the fullest extent permitted by applicable law so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified.

     D. Indemnitee is willing to serve, to continue to serve and to take on additional service for or on behalf of the Company on the condition that Indemnitee be so indemnified.

                                    AGREEMENT
                                    ---------

     In consideration of the premises and the covenants contained herein, the Company and Indemnitee do hereby covenant and agree as follows:

     1.     Definitions.  For purposes of this Agreement:
            -----------

     (a) "Affiliate" shall mean any corporation, partnership, joint venture, trust or other enterprise in respect of which the Indemnitee is or was or will be serving as a director, officer, advisory director or Board Committee member at the request of the Company, and including, but not limited to, any employee benefit plan of the Company or any of the foregoing.

     (b) "Disinterested Director" shall mean a director of the Company who is not or was not a party to the Proceeding in respect of which indemnification is being sought by Indemnitee.

     (c) "Expenses" shall include all attorneys' fees and costs, retainers, court costs, transcripts, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees and all other disbursements or expenses incurred in connection with asserting or defending claims.

     (d) "Independent Counsel" shall mean a law firm or lawyer that neither is presently nor in the past five years has been retained to represent: (i) the Company or Indemnitee in any matter material to any such party or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term "Independent Counsel" shall not include any firm or person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing any of the Company or Indemnitee in an action to determine Indemnitee's right to indemnification under this Agreement. All Expenses of the Independent Counsel incurred in connection with acting pursuant to this Agreement shall be borne by the Company.

     (e) "Losses" shall mean all losses, claims, liabilities, judgments, fines, penalties and amounts paid in settlement in connection with any Proceeding.

     (f) "Proceeding" includes any action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or any other proceeding whether civil, criminal, administrative or investigative; provided,
                                                                     --------
however, that the term "Proceeding" shall include any action instituted by an
-------
Indemnitee (other than an action to enforce indemnification rights under this Agreement) only if such action is authorized by the Board of Directors.

     2.     Service by Indemnitee.  Indemnitee agrees to begin or continue to
            ---------------------
serve the Company or an Affiliate as a director and/or officer. Notwithstanding anything contained herein, this Agreement shall not create a contract of employment between the Company and Indemnitee, and the termination of Indemnitee's relationship with the Company or an Affiliate by either party hereto shall not be restricted by this Agreement.

     3.     Indemnification.  The Company agrees to indemnify Indemnitee for,
            ---------------
and hold Indemnitee harmless from and against, any Losses or Expenses at any time incurred by or assessed against Indemnitee arising out of or in connection with the service of Indemnitee as a director, advisory director, Board Committee member, officer, employee or agent of the Company or of an Affiliate (collectively referred to as an "Officer or Director of the Company or of an Affiliate"), whether the basis of such proceeding is alleged action in an official capacity or in any other capacity while serving as an Officer or Director of the Company or of an Affiliate, to the fullest extent permitted by the laws of the State of Nevada in effect on the date hereof or as such laws may from time to time hereafter be amended to increase the scope of such permitted indemnification. Without diminishing the scope of the indemnification provided by this Section 3, the rights of indemnification of Indemnitee provided hereunder shall include but shall not be limited to those rights set forth hereinafter.

     4.     Action or Proceeding Other Than an Action by or in the Right of the
            -------------------------------------------------------------------
Company.  Indemnitee shall be entitled to the indemnification rights provided
-------
herein if Indemnitee is a person who was or is made a party or is threatened to be made a party to any pending, completed or threatened Proceeding, other than an action by or in the right of the Company, by reason of (a) the fact that Indemnitee is or was an Officer or Director of the Company or of an Affiliate or
(b) anything done or not done by Indemnitee in any such capacity. Pursuant to this Section, Indemnitee shall be indemnified against Losses or Expenses incurred by Indemnitee or on Indemnitee's behalf in connection with any Proceeding, if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal Proceeding, had no reasonable cause to believe his conduct was unlawful.

     5.     Actions by or in the Right of the Company. Indemnitee shall be
            -----------------------------------------
entitled to the indemnification rights provided herein if Indemnitee is a person who was or is made a party or is threatened to be made a party to any pending, completed or threatened Proceeding brought by or in the right of the Company to procure a judgment in its favor by reason of (a) the fact that Indemnitee is or was an Officer or Director of the Company or of an Affiliate or (b) anything done or not done by Indemnitee in any such capacity. Pursuant to this Section, Indemnitee shall be indemnified against Losses or Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection with any Proceeding if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company. Notwithstanding the foregoing provisions of this Section, no such indemnification shall be made in respect of any claim, issue or matter as to which Nevada law expressly prohibits such indemnification by reason of an adjudication of liability of Indemnitee to the Company; provided, however, that
                                                        --------  -------
in such event such indemnification shall nevertheless be made by the Company to the extent that the court in which such action or suit was brought shall determine equitable under the circumstances.

     6.     Indemnification for Losses and Expenses of Party Who is Wholly or
            -----------------------------------------------------------------
Partly Successful.  Notwithstanding any provision of this Agreement, to the
-----------------
extent that Indemnitee has been wholly successful on the merits or otherwise absolved in any Proceeding on any claim, issue or matter, Indemnitee shall be indemnified against all Losses or Expenses actually and reasonably incurred by

Indemnitee or on Indemnitee's behalf in connection therewith. If Indemnitee is not wholly successful in such Proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such Proceeding, the Company agrees to indemnify Indemnitee, to the maximum extent permitted by law, against all Losses and Expenses incurred by Indemnitee in connection with each successfully resolved claim, issue or matter. In any review or Proceeding to determine the extent of indemnification, the Company shall bear the burden of proving any lack of success and which amounts sought in indemnity are allocable to claims, issues or matters which were not successfully resolved. For purposes of this Section and without limitation, the termination of any such claim, issue or matter by dismissal with or without prejudice shall be deemed to be a successful resolution as to such claim, issue or matter.

     7.     Payment for Expenses of a Witness.  Notwithstanding any other
            ---------------------------------
provision of this Agreement, to the extent that Indemnitee is, by reason of the fact that Indemnitee is or was an Officer or Director of the Company or of an Affiliate, a witness in any Proceeding, the Company agrees to pay to Indemnitee all Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection therewith.

     8.     Advancement of Expenses and Costs.  All Expenses incurred by or on
            ---------------------------------
behalf of Indemnitee (or reasonably expected by Indemnitee to be incurred by Indemnitee within three months) in connection with any Proceeding shall be paid promptly by the Company, and in any event in advance of the final disposition of such Proceeding within sixty days after the receipt by the Company of a statement or statements from Indemnitee requesting from time to time such advance or advances, whether or not a determination to indemnify has been made under Section 9. Such statement or statements shall evidence such Expenses incurred (or reasonably expected to be incurred) by Indemnitee in connection therewith and shall include or be accompanied by a written undertaking by or on behalf of Indemnitee to repay such amount if it shall ultimately be determined that Indemnitee is not entitled to be indemnified therefor pursuant to the terms of this Agreement. The right to indemnification of advances as granted by this
Section 8 shall be enforceable by the director or officer in any court of competent jurisdiction, if the Company denies such request, in whole or in part, or if no disposition thereof is made within 60 days. Such person's costs and expenses incurred in connection with successfully establishing his/her right to indemnification, in whole or in part, in any such action shall also be indemnified by the Company. It shall be a defense to any such action seeking an adjudication or award in arbitration pursuant to this Agreement (other than an action brought to enforce a claim for the advance of costs, charges and expenses under this Section 8 where the required undertaking, if any, has been received by the Company) that the claimant has not met the standard of conduct set forth in the Nevada General Corporation Law, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including its Board of Directors, its independent legal counsel and its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he/she has met the applicable standard of conduct set forth in the Nevada General Corporation Law, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights that said law permitted the Company to provide prior to such amendment), nor the fact that there has been an actual determination by the Company (including its Board of Directors, its independent legal counsel and its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

     9.     Procedure for Determination of Entitlement to Indemnification.
            -------------------------------------------------------------
     (a) When seeking indemnification under this Agreement (which shall not include in any case the right of Indemnitee to receive payments pursuant to
Section 7 and Section 8 hereof, which shall not be subject to this Section 9), Indemnitee shall submit a written request for indemnification to the Company. Such request shall include documentation or information which is reasonably necessary for the Company to make a determination of Indemnitee's entitlement to indemnification hereunder and which is reasonably available to Indemnitee. Determination of Indemnitee's entitlement to indemnification shall be made promptly, but in no event later than 60 days after receipt by the Company of Indemnitee's written request for indemnification. The Secretary of the Company shall, promptly upon receipt of Indemnitee's request for indemnification, advise the Board that Indemnitee has made such request for indemnification.

     (b) The entitlement of Indemnitee to indemnification under this Agreement in respect of any pending, contemplated or threatened Proceeding shall be determined in the specific case by (a) the Board of Directors by a majority vote of a quorum consisting of those directors who were not party to such Proceeding, or (b) if such qourum is not obtainable, or if a quorum of disinterested directors so directs, by Independent Counsel in a written opinion, or (c) by the stockholders.

     (c) In the event the determination of entitlement is to be made by Independent Counsel, such Independent Counsel shall be selected by the Board and approved by Indemnitee. Upon failure of the Board to so select such Independent Counsel or upon failure of Indemnitee to so approve of the choice thereof, such Independent Counsel shall be selected by a neutral third party mutually agreeable among the Board and the Indemnitee to make such selection.

     (d) If the determination made pursuant to Section 9(b) is that Indemnitee is not entitled to indemnification to the full extent of Indemnitee's request, Indemnitee shall have the right to seek entitlement to indemnification in accordance with the procedures set forth in Section 10 hereof.

     (e) If the person or persons empowered pursuant to Section 9(b) hereof to make a determination with respect to entitlement to indemnification shall have failed to make the requested determination within 60 days after receipt by the Company of such request, the requisite determination of entitlement to indemnification shall be deemed to have been made and Indemnitee shall be absolutely entitled to such indemnification, absent (i) misrepresentation by Indemnitee of a material fact in the request for indemnification or (ii) a final judicial determination that all or any part of such indemnification is expressly prohibited by law.

     (f) The termination of any Proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of
                              ---------------
itself, adversely affect the rights of Indemnitee to indemnification hereunder, except as may be specifically provided herein, or create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in or not opposed to the best interests of the Company or create a presumption that (with respect to any criminal action or Proceeding) Indemnitee had reasonable cause to believe that Indemnitee's conduct was unlawful.

     (g) For purposes of any determination of good faith hereunder, Indemnitee shall be deemed to have acted in good faith if in taking an action Indemnitee relied on the records or books of account of the Company or an Affiliate, including financial statements, or on information supplied to Indemnitee by the officers of the Company or an Affiliate in the course of their duties, or on the advice of legal counsel for the Company or an Affiliate or on information or records given or reports made to the Company or an Affiliate by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Company or an Affiliate. The Company shall have the burden of establishing the absence of good faith. The provisions of this Section 9(g) shall not be deemed to be exclusive or to limit in any way the other circumstances in which the Indemnitee may be deemed to have met the applicable standard of conduct set forth in this Agreement.

     (h) The knowledge and/or actions, or failure to act, of any director, officer, agent or employee of the Company or an Affiliate shall not be imputed to Indemnitee for purposes of determining the right to indemnification under this Agreement.

     10. Remedies in Cases of Determination Not to Indemnify or to Advance
         -----------------------------------------------------------------
Expenses. (a)  In the event that (i) a determination is made that Indemnitee is
--------
not entitled to indemnification hereunder, (ii) advances are not made pursuant to Section 8 hereof or (iii) payment has not been timely made following a determination of entitlement to indemnification pursuant to Section 9 hereof, Indemnitee shall be entitled to seek an adjudication in an appropriate court of the State of Nevada or any other court of competent jurisdiction as to Indemnitee's entitlement to such indemnification or advance.

     (b) In the event a determination has been made in accordance with the procedures set forth in Section 9 hereof, in whole or in part, that Indemnitee is not entitled to indemnification, any judicial proceeding or arbitration referred to in paragraph (a) of this Section 10 shall be de novo and Indemnitee
                                                         -- ----
shall not be prejudiced by reason of any such prior determination that Indemnitee is not entitled to indemnification, and the Company shall bear the burdens of proof specified in paragraphs 6 and 9 hereof in such proceeding.

     (c) If a determination is made or deemed to have been made pursuant to the terms of Section 9 or 10 hereof that Indemnitee is entitled to indemnification, the Company shall be bound by such determination in any judicial proceeding or arbitration in the absence of (i) a misrepresentation of a material fact by Indemnitee or (ii) a final judicial determination that all or any part of such indemnification is expressly prohibited by law.

     (d) The Company and Indemnitee agree that they shall be precluded from asserting that the procedures and presumptions of this Agreement are not valid, binding and enforceable. The Company and Indemnitee further agree to stipulate in any such court that the Company and Indemnitee are bound by all of the provisions of this Agreement and are precluded from making any assertion to the contrary.

     (e) To the extent deemed appropriate by the court, interest shall be paid by the Company to Indemnitee at a rate equal to the average Federal Funds rate in effect during the period commencing with the date on which Indemnitee requested indemnification (or reimbursement or advance of an Expense) and ending with the date on which such payment is made to Indemnitee by the Company (the "Interest Period") as published by the Wall Street Journal plus four percent 4% and shall apply to all amounts for which the Company indemnifies or is obliged to indemnify the Indemnitee over the duration of the Interest Period.

     11.     Expenses Incurred by Indemnitee to Enforce this Agreement.  All
             ---------------------------------------------------------
Expenses incurred by Indemnitee in connection with the preparation and submission of Indemnitee's request for indemnification hereunder shall be borne by the Company. In the event that Indemnitee is a party to or intervenes in any proceeding in which the validity or enforceability of this Agreement is at issue or seeks an adjudication to enforce Indemnitee's rights under, or to recover damages for breach of, this Agreement, Indemnitee, if Indemnitee prevails in whole in such action, shall be entitled to recover from the Company, and shall be indemnified by the Company against, any Expenses incurred by Indemnitee. If it is determined that Indemnitee is entitled to indemnification for part (but not all) of the indemnification so requested, Expenses incurred in seeking enforcement of such partial indemnification shall be reasonably prorated among the claims, issues or matters for which the Indemnitee is entitled to indemnification and for claims, issues or matters for which the Indemnitee is not so entitled.

     12.     Non-Exclusivity.  The rights of indemnification and to receive
             ---------------
advances as provided by this Agreement shall not be deemed exclusive of any other rights to which Indemnitee may at any time be entitled under or by reason of applicable law, any certificate of incorporation or by-laws, any agreement, any vote of stockholders or any resolution of directors or otherwise. To the extent Indemnitee would be prejudiced thereby, no amendment, alteration, rescission or replacement of this Agreement or any provision hereof shall be effective as to Indemnitee with respect to any action taken or omitted by such Indemnitee in Indemnitee's position with the Company or an Affiliate or any other entity which Indemnitee is or was serving at the request of the Company prior to such amendment, alteration, rescission or replacement.

     13.     Duration of Agreement.  This Agreement shall apply to any claim
             ---------------------
asserted and any Losses and Expenses incurred in connection with any claim asserted on or after the effective date of this Agreement and shall continue until and terminate upon the later of: (a) 10 years after Indemnitee has ceased to occupy any of the positions or have any of the relationships described herein; or (b) one year after the final termination of all pending or threatened Proceedings of the kind described herein with respect to Indemnitee. This Agreement shall be binding upon the Company and its successors and assigns and shall inure to the benefit of Indemnitee and Indemnitee's spouse, assigns, heirs, devisee, executors, administrators or other legal representatives.

     14.     Severability.  Should any part, term or condition hereof be
             ------------
declared illegal or unenforceable or in conflict with any other law, the validity of the remaining portions or provisions of this Agreement shall not be affected thereby, and the illegal or unenforceable portions of the Agreement shall be and hereby are redrafted to conform with applicable law, while leaving the remaining portions of this Agreement intact.

     15.     Counterparts.  This Agreement may be executed in several
             ------------
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

     16.     Headings.  Section headings are for convenience only and do not
             --------
control or affect meaning or interpretation of any terms or provisions of this Agreement.

     17.     Modification and Waiver.  No supplement, modification or amendment
             -----------------------
of this Agreement shall be binding unless executed in writing by each of the parties hereto.

     18.     No Duplicative Payment.  The Company shall not be liable under this
             ----------------------
Agreement to make any payment of amounts otherwise indemnifiable hereunder if and to the extent that Indemnitee has otherwise actually received such payment (net of Expenses incurred in collecting such payment) under this Agreement, any insurance policy, contract, agreement or otherwise.

     19.     Notices.  All notices, requests, demands and other communications
             -------
provided for by this Agreement shall be in writing (including telecopier or similar writing) and shall be deemed to have been given at the time when mailed in a registered or certified postpaid envelope in any general or branch office of the United States Postal Service or Canada Post, or sent by Federal Express or other similar overnight courier service, addressed to the address of the parties stated below or to such changed address as such party may have fixed by notice or, if given by telecopier, when such telecopy is transmitted and the appropriate answer back is received.

     (a) If to Indemnitee, to the address appearing on the signature page hereof.

     (b)     If to the Company to:

             Herrimen Oil & Gas Inc.
             910 - 688 West Hastings St.
             Vancouver, British Columbia, Canada V6B 1P1
             Attention: Corporate Secretary
             ---------

     20.     GOVERNING LAW.  THE PARTIES AGREE THAT THIS AGREEMENT SHALL BE
             -------------
GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEVADA WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF.

     21.     Entire Agreement.  Subject to the provisions of Section 12 hereof,
             ----------------
this Agreement constitutes the entire understanding between the parties and supersedes all proposals, commitments, writings, negotiations and understandings, oral and written, and all other communications between the parties relating to the subject matter of this Agreement. This Agreement may not be amended or otherwise modified except in writing duly executed by all of the parties. A waiver by any party of any breach or violation of this Agreement shall not be deemed or construed as a waiver of any subsequent breach or violation thereof.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                           HERRIMEN OIL & GAS INC.


                                           By  /s/ Graeme Sewell
                                              ----------------------------------
                                           Name:     Graeme Sewell
                                           Title:    VP of Finance, Director


                                           INDEMNITEE:

                                           /s/ Allen Sewell
                                           -------------------------------------
                                           Name:      Allen Sewell
                                           Title:     President, Director
                                           Address:   101 Church Bay Road
                                                      Saturna Island, BC
                                                      Canada V0N 2Y0

Exhibit 10.11

                            INDEMNIFICATION AGREEMENT
                            -------------------------


     INDEMNIFICATION AGREEMENT, dated as of this 1st day of June, 2001, by and between Herrimen Oil & Gas Inc., a Nevada corporation (the "Company"), and the director and/or officer whose name appears on the signature page of this Agreement ("Indemnitee").

                                    RECITALS
                                    --------

     A. Highly competent persons are becoming more reluctant to serve as directors or officers or in other capacities unless they are provided with reasonable protection through insurance or indemnification against risks of claims and actions against them arising out of their service to and activities on behalf of the corporations.

     B. The Board of Directors of the Company (the "Board" or the "Board of Directors") has determined that the Company should act to assure its directors and officers that there will be increased certainty of such protection in the future.

     C. It is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify such persons to the fullest extent permitted by applicable law so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified.

     D. Indemnitee is willing to serve, to continue to serve and to take on additional service for or on behalf of the Company on the condition that Indemnitee be so indemnified.

                                    AGREEMENT
                                    ---------

     In consideration of the premises and the covenants contained herein, the Company and Indemnitee do hereby covenant and agree as follows:

     1.     Definitions.  For purposes of this Agreement:
            -----------

     (a) "Affiliate" shall mean any corporation, partnership, joint venture, trust or other enterprise in respect of which the Indemnitee is or was or will be serving as a director, officer, advisory director or Board Committee member at the request of the Company, and including, but not limited to, any employee benefit plan of the Company or any of the foregoing.

     (b) "Disinterested Director" shall mean a director of the Company who is not or was not a party to the Proceeding in respect of which indemnification is being sought by Indemnitee.

     (c) "Expenses" shall include all attorneys' fees and costs, retainers, court costs, transcripts, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees and all other disbursements or expenses incurred in connection with asserting or defending claims.

     (d) "Independent Counsel" shall mean a law firm or lawyer that neither is presently nor in the past five years has been retained to represent: (i) the Company or Indemnitee in any matter material to any such party or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term "Independent Counsel" shall not include any firm or person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing any of the Company or Indemnitee in an action to determine Indemnitee's right to indemnification under this Agreement. All Expenses of the Independent Counsel incurred in connection with acting pursuant to this Agreement shall be borne by the Company.

     (e) "Losses" shall mean all losses, claims, liabilities, judgments, fines, penalties and amounts paid in settlement in connection with any Proceeding.

     (f) "Proceeding" includes any action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or any other proceeding whether civil, criminal, administrative or investigative; provided,
                                                                     --------
however, that the term "Proceeding" shall include any action instituted by an
-------
Indemnitee (other than an action to enforce indemnification rights under this Agreement) only if such action is authorized by the Board of Directors.

     2.     Service by Indemnitee.  Indemnitee agrees to begin or continue to
            ---------------------
serve the Company or an Affiliate as a director and/or officer. Notwithstanding anything contained herein, this Agreement shall not create a contract of employment between the Company and Indemnitee, and the termination of Indemnitee's relationship with the Company or an Affiliate by either party hereto shall not be restricted by this Agreement.

     3.     Indemnification.  The Company agrees to indemnify Indemnitee for,
            ---------------
and hold Indemnitee harmless from and against, any Losses or Expenses at any time incurred by or assessed against Indemnitee arising out of or in connection with the service of Indemnitee as a director, advisory director, Board Committee member, officer, employee or agent of the Company or of an Affiliate (collectively referred to as an "Officer or Director of the Company or of an Affiliate"), whether the basis of such proceeding is alleged action in an official capacity or in any other capacity while serving as an Officer or Director of the Company or of an Affiliate, to the fullest extent permitted by the laws of the State of Nevada in effect on the date hereof or as such laws may from time to time hereafter be amended to increase the scope of such permitted indemnification. Without diminishing the scope of the indemnification provided by this Section 3, the rights of indemnification of Indemnitee provided hereunder shall include but shall not be limited to those rights set forth hereinafter.

     4.     Action or Proceeding Other Than an Action by or in the Right of the
            -------------------------------------------------------------------
Company.  Indemnitee shall be entitled to the indemnification rights provided
-------
herein if Indemnitee is a person who was or is made a party or is threatened to be made a party to any pending, completed or threatened Proceeding, other than an action by or in the right of the Company, by reason of (a) the fact that Indemnitee is or was an Officer or Director of the Company or of an Affiliate or
(b) anything done or not done by Indemnitee in any such capacity. Pursuant to this Section, Indemnitee shall be indemnified against Losses or Expenses incurred by Indemnitee or on Indemnitee's behalf in connection with any Proceeding, if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal Proceeding, had no reasonable cause to believe his conduct was unlawful.

     5.     Actions by or in the Right of the Company. Indemnitee shall be
            -----------------------------------------
entitled to the indemnification rights provided herein if Indemnitee is a person who was or is made a party or is threatened to be made a party to any pending, completed or threatened Proceeding brought by or in the right of the Company to procure a judgment in its favor by reason of (a) the fact that Indemnitee is or was an Officer or Director of the Company or of an Affiliate or (b) anything done or not done by Indemnitee in any such capacity. Pursuant to this Section, Indemnitee shall be indemnified against Losses or Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection with any Proceeding if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company. Notwithstanding the foregoing provisions of this Section, no such indemnification shall be made in respect of any claim, issue or matter as to which Nevada law expressly prohibits such indemnification by reason of an adjudication of liability of Indemnitee to the Company; provided, however, that
                                                        --------  -------
in such event such indemnification shall nevertheless be made by the Company to the extent that the court in which such action or suit was brought shall determine equitable under the circumstances.

     6.     Indemnification for Losses and Expenses of Party Who is Wholly or
            -----------------------------------------------------------------
Partly Successful.  Notwithstanding any provision of this Agreement, to the
-----------------
extent that Indemnitee has been wholly successful on the merits or otherwise absolved in any Proceeding on any claim, issue or matter, Indemnitee shall be indemnified against all Losses or Expenses actually and reasonably incurred by

Indemnitee or on Indemnitee's behalf in connection therewith. If Indemnitee is not wholly successful in such Proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such Proceeding, the Company agrees to indemnify Indemnitee, to the maximum extent permitted by law, against all Losses and Expenses incurred by Indemnitee in connection with each successfully resolved claim, issue or matter. In any review or Proceeding to determine the extent of indemnification, the Company shall bear the burden of proving any lack of success and which amounts sought in indemnity are allocable to claims, issues or matters which were not successfully resolved. For purposes of this Section and without limitation, the termination of any such claim, issue or matter by dismissal with or without prejudice shall be deemed to be a successful resolution as to such claim, issue or matter.

     7.     Payment for Expenses of a Witness.  Notwithstanding any other
            ---------------------------------
provision of this Agreement, to the extent that Indemnitee is, by reason of the fact that Indemnitee is or was an Officer or Director of the Company or of an Affiliate, a witness in any Proceeding, the Company agrees to pay to Indemnitee all Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection therewith.

     8.     Advancement of Expenses and Costs.  All Expenses incurred by or on
            ---------------------------------
behalf of Indemnitee (or reasonably expected by Indemnitee to be incurred by Indemnitee within three months) in connection with any Proceeding shall be paid promptly by the Company, and in any event in advance of the final disposition of such Proceeding within sixty days after the receipt by the Company of a statement or statements from Indemnitee requesting from time to time such advance or advances, whether or not a determination to indemnify has been made under Section 9. Such statement or statements shall evidence such Expenses incurred (or reasonably expected to be incurred) by Indemnitee in connection therewith and shall include or be accompanied by a written undertaking by or on behalf of Indemnitee to repay such amount if it shall ultimately be determined that Indemnitee is not entitled to be indemnified therefor pursuant to the terms of this Agreement. The right to indemnification of advances as granted by this
Section 8 shall be enforceable by the director or officer in any court of competent jurisdiction, if the Company denies such request, in whole or in part, or if no disposition thereof is made within 60 days. Such person's costs and expenses incurred in connection with successfully establishing his/her right to indemnification, in whole or in part, in any such action shall also be indemnified by the Company. It shall be a defense to any such action seeking an adjudication or award in arbitration pursuant to this Agreement (other than an action brought to enforce a claim for the advance of costs, charges and expenses under this Section 8 where the required undertaking, if any, has been received by the Company) that the claimant has not met the standard of conduct set forth in the Nevada General Corporation Law, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including its Board of Directors, its independent legal counsel and its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he/she has met the applicable standard of conduct set forth in the Nevada General Corporation Law, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights that said law permitted the Company to provide prior to such amendment), nor the fact that there has been an actual determination by the Company (including its Board of Directors, its independent legal counsel and its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

     9.     Procedure for Determination of Entitlement to Indemnification.
            -------------------------------------------------------------
     (a) When seeking indemnification under this Agreement (which shall not include in any case the right of Indemnitee to receive payments pursuant to
Section 7 and Section 8 hereof, which shall not be subject to this Section 9), Indemnitee shall submit a written request for indemnification to the Company. Such request shall include documentation or information which is reasonably necessary for the Company to make a determination of Indemnitee's entitlement to indemnification hereunder and which is reasonably available to Indemnitee. Determination of Indemnitee's entitlement to indemnification shall be made promptly, but in no event later than 60 days after receipt by the Company of Indemnitee's written request for indemnification. The Secretary of the Company shall, promptly upon receipt of Indemnitee's request for indemnification, advise the Board that Indemnitee has made such request for indemnification.

     (b) The entitlement of Indemnitee to indemnification under this Agreement in respect of any pending, contemplated or threatened Proceeding shall be determined in the specific case by (a) the Board of Directors by a majority vote of a quorum consisting of those directors who were not party to such Proceeding, or (b) if such qourum is not obtainable, or if a quorum of disinterested directors so directs, by Independent Counsel in a written opinion, or (c) by the stockholders.

     (c) In the event the determination of entitlement is to be made by Independent Counsel, such Independent Counsel shall be selected by the Board and approved by Indemnitee. Upon failure of the Board to so select such Independent Counsel or upon failure of Indemnitee to so approve of the choice thereof, such Independent Counsel shall be selected by a neutral third party mutually agreeable among the Board and the Indemnitee to make such selection.

     (d) If the determination made pursuant to Section 9(b) is that Indemnitee is not entitled to indemnification to the full extent of Indemnitee's request, Indemnitee shall have the right to seek entitlement to indemnification in accordance with the procedures set forth in Section 10 hereof.

     (e) If the person or persons empowered pursuant to Section 9(b) hereof to make a determination with respect to entitlement to indemnification shall have failed to make the requested determination within 60 days after receipt by the Company of such request, the requisite determination of entitlement to indemnification shall be deemed to have been made and Indemnitee shall be absolutely entitled to such indemnification, absent (i) misrepresentation by Indemnitee of a material fact in the request for indemnification or (ii) a final judicial determination that all or any part of such indemnification is expressly prohibited by law.

     (f) The termination of any Proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of
                              ---------------
itself, adversely affect the rights of Indemnitee to indemnification hereunder, except as may be specifically provided herein, or create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in or not opposed to the best interests of the Company or create a presumption that (with respect to any criminal action or Proceeding) Indemnitee had reasonable cause to believe that Indemnitee's conduct was unlawful.

     (g) For purposes of any determination of good faith hereunder, Indemnitee shall be deemed to have acted in good faith if in taking an action Indemnitee relied on the records or books of account of the Company or an Affiliate, including financial statements, or on information supplied to Indemnitee by the officers of the Company or an Affiliate in the course of their duties, or on the advice of legal counsel for the Company or an Affiliate or on information or records given or reports made to the Company or an Affiliate by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Company or an Affiliate. The Company shall have the burden of establishing the absence of good faith. The provisions of this Section 9(g) shall not be deemed to be exclusive or to limit in any way the other circumstances in which the Indemnitee may be deemed to have met the applicable standard of conduct set forth in this Agreement.

     (h) The knowledge and/or actions, or failure to act, of any director, officer, agent or employee of the Company or an Affiliate shall not be imputed to Indemnitee for purposes of determining the right to indemnification under this Agreement.

     10. Remedies in Cases of Determination Not to Indemnify or to Advance
         -----------------------------------------------------------------
Expenses. (a)  In the event that (i) a determination is made that Indemnitee is
--------
not entitled to indemnification hereunder, (ii) advances are not made pursuant to Section 8 hereof or (iii) payment has not been timely made following a determination of entitlement to indemnification pursuant to Section 9 hereof, Indemnitee shall be entitled to seek an adjudication in an appropriate court of the State of Nevada or any other court of competent jurisdiction as to Indemnitee's entitlement to such indemnification or advance.

     (b) In the event a determination has been made in accordance with the procedures set forth in Section 9 hereof, in whole or in part, that Indemnitee is not entitled to indemnification, any judicial proceeding or arbitration referred to in paragraph (a) of this Section 10 shall be de novo and Indemnitee
                                                         -- ----
shall not be prejudiced by reason of any such prior determination that Indemnitee is not entitled to indemnification, and the Company shall bear the burdens of proof specified in paragraphs 6 and 9 hereof in such proceeding.

     (c) If a determination is made or deemed to have been made pursuant to the terms of Section 9 or 10 hereof that Indemnitee is entitled to indemnification, the Company shall be bound by such determination in any judicial proceeding or arbitration in the absence of (i) a misrepresentation of a material fact by Indemnitee or (ii) a final judicial determination that all or any part of such indemnification is expressly prohibited by law.

     (d) The Company and Indemnitee agree that they shall be precluded from asserting that the procedures and presumptions of this Agreement are not valid, binding and enforceable. The Company and Indemnitee further agree to stipulate in any such court that the Company and Indemnitee are bound by all of the provisions of this Agreement and are precluded from making any assertion to the contrary.

     (e) To the extent deemed appropriate by the court, interest shall be paid by the Company to Indemnitee at a rate equal to the average Federal Funds rate in effect during the period commencing with the date on which Indemnitee requested indemnification (or reimbursement or advance of an Expense) and ending with the date on which such payment is made to Indemnitee by the Company (the "Interest Period") as published by the Wall Street Journal plus four percent 4% and shall apply to all amounts for which the Company indemnifies or is obliged to indemnify the Indemnitee over the duration of the Interest Period.

     11.     Expenses Incurred by Indemnitee to Enforce this Agreement.  All
             ---------------------------------------------------------
Expenses incurred by Indemnitee in connection with the preparation and submission of Indemnitee's request for indemnification hereunder shall be borne by the Company. In the event that Indemnitee is a party to or intervenes in any proceeding in which the validity or enforceability of this Agreement is at issue or seeks an adjudication to enforce Indemnitee's rights under, or to recover damages for breach of, this Agreement, Indemnitee, if Indemnitee prevails in whole in such action, shall be entitled to recover from the Company, and shall be indemnified by the Company against, any Expenses incurred by Indemnitee. If it is determined that Indemnitee is entitled to indemnification for part (but not all) of the indemnification so requested, Expenses incurred in seeking enforcement of such partial indemnification shall be reasonably prorated among the claims, issues or matters for which the Indemnitee is entitled to indemnification and for claims, issues or matters for which the Indemnitee is not so entitled.

     12.     Non-Exclusivity.  The rights of indemnification and to receive
             ---------------
advances as provided by this Agreement shall not be deemed exclusive of any other rights to which Indemnitee may at any time be entitled under or by reason of applicable law, any certificate of incorporation or by-laws, any agreement, any vote of stockholders or any resolution of directors or otherwise. To the extent Indemnitee would be prejudiced thereby, no amendment, alteration, rescission or replacement of this Agreement or any provision hereof shall be effective as to Indemnitee with respect to any action taken or omitted by such Indemnitee in Indemnitee's position with the Company or an Affiliate or any other entity which Indemnitee is or was serving at the request of the Company prior to such amendment, alteration, rescission or replacement.

     13.     Duration of Agreement.  This Agreement shall apply to any claim
             ---------------------
asserted and any Losses and Expenses incurred in connection with any claim asserted on or after the effective date of this Agreement and shall continue until and terminate upon the later of: (a) 10 years after Indemnitee has ceased to occupy any of the positions or have any of the relationships described herein; or (b) one year after the final termination of all pending or threatened Proceedings of the kind described herein with respect to Indemnitee. This Agreement shall be binding upon the Company and its successors and assigns and shall inure to the benefit of Indemnitee and Indemnitee's spouse, assigns, heirs, devisee, executors, administrators or other legal representatives.

     14.     Severability.  Should any part, term or condition hereof be
             ------------
declared illegal or unenforceable or in conflict with any other law, the validity of the remaining portions or provisions of this Agreement shall not be affected thereby, and the illegal or unenforceable portions of the Agreement shall be and hereby are redrafted to conform with applicable law, while leaving the remaining portions of this Agreement intact.

     15.     Counterparts.  This Agreement may be executed in several
             ------------
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

     16.     Headings.  Section headings are for convenience only and do not
             --------
control or affect meaning or interpretation of any terms or provisions of this Agreement.

     17.     Modification and Waiver.  No supplement, modification or amendment
             -----------------------
of this Agreement shall be binding unless executed in writing by each of the parties hereto.

     18.     No Duplicative Payment.  The Company shall not be liable under this
             ----------------------
Agreement to make any payment of amounts otherwise indemnifiable hereunder if and to the extent that Indemnitee has otherwise actually received such payment (net of Expenses incurred in collecting such payment) under this Agreement, any insurance policy, contract, agreement or otherwise.

     19.     Notices.  All notices, requests, demands and other communications
             -------
provided for by this Agreement shall be in writing (including telecopier or similar writing) and shall be deemed to have been given at the time when mailed in a registered or certified postpaid envelope in any general or branch office of the United States Postal Service or Canada Post, or sent by Federal Express or other similar overnight courier service, addressed to the address of the parties stated below or to such changed address as such party may have fixed by notice or, if given by telecopier, when such telecopy is transmitted and the appropriate answer back is received.

     (a) If to Indemnitee, to the address appearing on the signature page hereof.

     (b)     If to the Company to:

             Herrimen Oil & Gas Inc.
             910 - 688 West Hastings St.
             Vancouver, British Columbia, Canada V6B 1P1
             Attention: Corporate Secretary
             ---------

     20.     GOVERNING LAW.  THE PARTIES AGREE THAT THIS AGREEMENT SHALL BE
             -------------
GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEVADA WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF.

     21.     Entire Agreement.  Subject to the provisions of Section 12 hereof,
             ----------------
this Agreement constitutes the entire understanding between the parties and supersedes all proposals, commitments, writings, negotiations and understandings, oral and written, and all other communications between the parties relating to the subject matter of this Agreement. This Agreement may not be amended or otherwise modified except in writing duly executed by all of the parties. A waiver by any party of any breach or violation of this Agreement shall not be deemed or construed as a waiver of any subsequent breach or violation thereof.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                           HERRIMEN OIL & GAS INC.


                                           By  /s/ Allen Sewell
                                              ----------------------------------
                                           Name:     Allen Sewell
                                           Title:    President, Director


                                           INDEMNITEE:

                                           /s/ Graeme Sewell
                                           -------------------------------------
                                           Name:      Graeme Sewell
                                           Title:     VP of Finance, Director
                                           Address:   5501 Cliffridge Place
                                                      North Vancouver, BC
                                                      Canada  V7R 4S2

Exhibit 10.12

                            INDEMNIFICATION AGREEMENT
                            -------------------------


     INDEMNIFICATION AGREEMENT, dated as of this 1st day of June, 2001, by and between Herrimen Oil & Gas Inc., a Nevada corporation (the "Company"), and the director and/or officer whose name appears on the signature page of this Agreement ("Indemnitee").

                                    RECITALS
                                    --------

     A. Highly competent persons are becoming more reluctant to serve as directors or officers or in other capacities unless they are provided with reasonable protection through insurance or indemnification against risks of claims and actions against them arising out of their service to and activities on behalf of the corporations.

     B. The Board of Directors of the Company (the "Board" or the "Board of Directors") has determined that the Company should act to assure its directors and officers that there will be increased certainty of such protection in the future.

     C. It is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify such persons to the fullest extent permitted by applicable law so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified.

     D. Indemnitee is willing to serve, to continue to serve and to take on additional service for or on behalf of the Company on the condition that Indemnitee be so indemnified.

                                    AGREEMENT
                                    ---------

     In consideration of the premises and the covenants contained herein, the Company and Indemnitee do hereby covenant and agree as follows:

     1.     Definitions.  For purposes of this Agreement:
            -----------

     (a) "Affiliate" shall mean any corporation, partnership, joint venture, trust or other enterprise in respect of which the Indemnitee is or was or will be serving as a director, officer, advisory director or Board Committee member at the request of the Company, and including, but not limited to, any employee benefit plan of the Company or any of the foregoing.

     (b) "Disinterested Director" shall mean a director of the Company who is not or was not a party to the Proceeding in respect of which indemnification is being sought by Indemnitee.

     (c) "Expenses" shall include all attorneys' fees and costs, retainers, court costs, transcripts, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees and all other disbursements or expenses incurred in connection with asserting or defending claims.

     (d) "Independent Counsel" shall mean a law firm or lawyer that neither is presently nor in the past five years has been retained to represent: (i) the Company or Indemnitee in any matter material to any such party or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term "Independent Counsel" shall not include any firm or person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing any of the Company or Indemnitee in an action to determine Indemnitee's right to indemnification under this Agreement. All Expenses of the Independent Counsel incurred in connection with acting pursuant to this Agreement shall be borne by the Company.

     (e) "Losses" shall mean all losses, claims, liabilities, judgments, fines, penalties and amounts paid in settlement in connection with any Proceeding.

     (f) "Proceeding" includes any action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or any other proceeding whether civil, criminal, administrative or investigative; provided,
                                                                     --------
however, that the term "Proceeding" shall include any action instituted by an
-------
Indemnitee (other than an action to enforce indemnification rights under this Agreement) only if such action is authorized by the Board of Directors.

     2.     Service by Indemnitee.  Indemnitee agrees to begin or continue to
            ---------------------
serve the Company or an Affiliate as a director and/or officer. Notwithstanding anything contained herein, this Agreement shall not create a contract of employment between the Company and Indemnitee, and the termination of Indemnitee's relationship with the Company or an Affiliate by either party hereto shall not be restricted by this Agreement.

     3.     Indemnification.  The Company agrees to indemnify Indemnitee for,
            ---------------
and hold Indemnitee harmless from and against, any Losses or Expenses at any time incurred by or assessed against Indemnitee arising out of or in connection with the service of Indemnitee as a director, advisory director, Board Committee member, officer, employee or agent of the Company or of an Affiliate (collectively referred to as an "Officer or Director of the Company or of an Affiliate"), whether the basis of such proceeding is alleged action in an official capacity or in any other capacity while serving as an Officer or Director of the Company or of an Affiliate, to the fullest extent permitted by the laws of the State of Nevada in effect on the date hereof or as such laws may from time to time hereafter be amended to increase the scope of such permitted indemnification. Without diminishing the scope of the indemnification provided by this Section 3, the rights of indemnification of Indemnitee provided hereunder shall include but shall not be limited to those rights set forth hereinafter.

     4.     Action or Proceeding Other Than an Action by or in the Right of the
            -------------------------------------------------------------------
Company.  Indemnitee shall be entitled to the indemnification rights provided
-------
herein if Indemnitee is a person who was or is made a party or is threatened to be made a party to any pending, completed or threatened Proceeding, other than an action by or in the right of the Company, by reason of (a) the fact that Indemnitee is or was an Officer or Director of the Company or of an Affiliate or
(b) anything done or not done by Indemnitee in any such capacity. Pursuant to this Section, Indemnitee shall be indemnified against Losses or Expenses incurred by Indemnitee or on Indemnitee's behalf in connection with any Proceeding, if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal Proceeding, had no reasonable cause to believe his conduct was unlawful.

     5.     Actions by or in the Right of the Company. Indemnitee shall be
            -----------------------------------------
entitled to the indemnification rights provided herein if Indemnitee is a person who was or is made a party or is threatened to be made a party to any pending, completed or threatened Proceeding brought by or in the right of the Company to procure a judgment in its favor by reason of (a) the fact that Indemnitee is or was an Officer or Director of the Company or of an Affiliate or (b) anything done or not done by Indemnitee in any such capacity. Pursuant to this Section, Indemnitee shall be indemnified against Losses or Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection with any Proceeding if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company. Notwithstanding the foregoing provisions of this Section, no such indemnification shall be made in respect of any claim, issue or matter as to which Nevada law expressly prohibits such indemnification by reason of an adjudication of liability of Indemnitee to the Company; provided, however, that
                                                        --------  -------
in such event such indemnification shall nevertheless be made by the Company to the extent that the court in which such action or suit was brought shall determine equitable under the circumstances.

     6.     Indemnification for Losses and Expenses of Party Who is Wholly or
            -----------------------------------------------------------------
Partly Successful.  Notwithstanding any provision of this Agreement, to the
-----------------
extent that Indemnitee has been wholly successful on the merits or otherwise absolved in any Proceeding on any claim, issue or matter, Indemnitee shall be indemnified against all Losses or Expenses actually and reasonably incurred by

Indemnitee or on Indemnitee's behalf in connection therewith. If Indemnitee is not wholly successful in such Proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such Proceeding, the Company agrees to indemnify Indemnitee, to the maximum extent permitted by law, against all Losses and Expenses incurred by Indemnitee in connection with each successfully resolved claim, issue or matter. In any review or Proceeding to determine the extent of indemnification, the Company shall bear the burden of proving any lack of success and which amounts sought in indemnity are allocable to claims, issues or matters which were not successfully resolved. For purposes of this Section and without limitation, the termination of any such claim, issue or matter by dismissal with or without prejudice shall be deemed to be a successful resolution as to such claim, issue or matter.

     7.     Payment for Expenses of a Witness.  Notwithstanding any other
            ---------------------------------
provision of this Agreement, to the extent that Indemnitee is, by reason of the fact that Indemnitee is or was an Officer or Director of the Company or of an Affiliate, a witness in any Proceeding, the Company agrees to pay to Indemnitee all Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection therewith.

     8.     Advancement of Expenses and Costs.  All Expenses incurred by or on
            ---------------------------------
behalf of Indemnitee (or reasonably expected by Indemnitee to be incurred by Indemnitee within three months) in connection with any Proceeding shall be paid promptly by the Company, and in any event in advance of the final disposition of such Proceeding within sixty days after the receipt by the Company of a statement or statements from Indemnitee requesting from time to time such advance or advances, whether or not a determination to indemnify has been made under Section 9. Such statement or statements shall evidence such Expenses incurred (or reasonably expected to be incurred) by Indemnitee in connection therewith and shall include or be accompanied by a written undertaking by or on behalf of Indemnitee to repay such amount if it shall ultimately be determined that Indemnitee is not entitled to be indemnified therefor pursuant to the terms of this Agreement. The right to indemnification of advances as granted by this
Section 8 shall be enforceable by the director or officer in any court of competent jurisdiction, if the Company denies such request, in whole or in part, or if no disposition thereof is made within 60 days. Such person's costs and expenses incurred in connection with successfully establishing his/her right to indemnification, in whole or in part, in any such action shall also be indemnified by the Company. It shall be a defense to any such action seeking an adjudication or award in arbitration pursuant to this Agreement (other than an action brought to enforce a claim for the advance of costs, charges and expenses under this Section 8 where the required undertaking, if any, has been received by the Company) that the claimant has not met the standard of conduct set forth in the Nevada General Corporation Law, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including its Board of Directors, its independent legal counsel and its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he/she has met the applicable standard of conduct set forth in the Nevada General Corporation Law, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights that said law permitted the Company to provide prior to such amendment), nor the fact that there has been an actual determination by the Company (including its Board of Directors, its independent legal counsel and its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

     9.     Procedure for Determination of Entitlement to Indemnification.
            -------------------------------------------------------------
     (a) When seeking indemnification under this Agreement (which shall not include in any case the right of Indemnitee to receive payments pursuant to
Section 7 and Section 8 hereof, which shall not be subject to this Section 9), Indemnitee shall submit a written request for indemnification to the Company. Such request shall include documentation or information which is reasonably necessary for the Company to make a determination of Indemnitee's entitlement to indemnification hereunder and which is reasonably available to Indemnitee. Determination of Indemnitee's entitlement to indemnification shall be made promptly, but in no event later than 60 days after receipt by the Company of Indemnitee's written request for indemnification. The Secretary of the Company shall, promptly upon receipt of Indemnitee's request for indemnification, advise the Board that Indemnitee has made such request for indemnification.

     (b) The entitlement of Indemnitee to indemnification under this Agreement in respect of any pending, contemplated or threatened Proceeding shall be determined in the specific case by (a) the Board of Directors by a majority vote of a quorum consisting of those directors who were not party to such Proceeding, or (b) if such qourum is not obtainable, or if a quorum of disinterested directors so directs, by Independent Counsel in a written opinion, or (c) by the stockholders.

     (c) In the event the determination of entitlement is to be made by Independent Counsel, such Independent Counsel shall be selected by the Board and approved by Indemnitee. Upon failure of the Board to so select such Independent Counsel or upon failure of Indemnitee to so approve of the choice thereof, such Independent Counsel shall be selected by a neutral third party mutually agreeable among the Board and the Indemnitee to make such selection.

     (d) If the determination made pursuant to Section 9(b) is that Indemnitee is not entitled to indemnification to the full extent of Indemnitee's request, Indemnitee shall have the right to seek entitlement to indemnification in accordance with the procedures set forth in Section 10 hereof.

     (e) If the person or persons empowered pursuant to Section 9(b) hereof to make a determination with respect to entitlement to indemnification shall have failed to make the requested determination within 60 days after receipt by the Company of such request, the requisite determination of entitlement to indemnification shall be deemed to have been made and Indemnitee shall be absolutely entitled to such indemnification, absent (i) misrepresentation by Indemnitee of a material fact in the request for indemnification or (ii) a final judicial determination that all or any part of such indemnification is expressly prohibited by law.

     (f) The termination of any Proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of
                              ---------------
itself, adversely affect the rights of Indemnitee to indemnification hereunder, except as may be specifically provided herein, or create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in or not opposed to the best interests of the Company or create a presumption that (with respect to any criminal action or Proceeding) Indemnitee had reasonable cause to believe that Indemnitee's conduct was unlawful.

     (g) For purposes of any determination of good faith hereunder, Indemnitee shall be deemed to have acted in good faith if in taking an action Indemnitee relied on the records or books of account of the Company or an Affiliate, including financial statements, or on information supplied to Indemnitee by the officers of the Company or an Affiliate in the course of their duties, or on the advice of legal counsel for the Company or an Affiliate or on information or records given or reports made to the Company or an Affiliate by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Company or an Affiliate. The Company shall have the burden of establishing the absence of good faith. The provisions of this Section 9(g) shall not be deemed to be exclusive or to limit in any way the other circumstances in which the Indemnitee may be deemed to have met the applicable standard of conduct set forth in this Agreement.

     (h) The knowledge and/or actions, or failure to act, of any director, officer, agent or employee of the Company or an Affiliate shall not be imputed to Indemnitee for purposes of determining the right to indemnification under this Agreement.

     10. Remedies in Cases of Determination Not to Indemnify or to Advance
         -----------------------------------------------------------------
Expenses. (a)  In the event that (i) a determination is made that Indemnitee is
--------
not entitled to indemnification hereunder, (ii) advances are not made pursuant to Section 8 hereof or (iii) payment has not been timely made following a determination of entitlement to indemnification pursuant to Section 9 hereof, Indemnitee shall be entitled to seek an adjudication in an appropriate court of the State of Nevada or any other court of competent jurisdiction as to Indemnitee's entitlement to such indemnification or advance.

     (b) In the event a determination has been made in accordance with the procedures set forth in Section 9 hereof, in whole or in part, that Indemnitee is not entitled to indemnification, any judicial proceeding or arbitration referred to in paragraph (a) of this Section 10 shall be de novo and Indemnitee
                                                         -- ----
shall not be prejudiced by reason of any such prior determination that Indemnitee is not entitled to indemnification, and the Company shall bear the burdens of proof specified in paragraphs 6 and 9 hereof in such proceeding.

     (c) If a determination is made or deemed to have been made pursuant to the terms of Section 9 or 10 hereof that Indemnitee is entitled to indemnification, the Company shall be bound by such determination in any judicial proceeding or arbitration in the absence of (i) a misrepresentation of a material fact by Indemnitee or (ii) a final judicial determination that all or any part of such indemnification is expressly prohibited by law.

     (d) The Company and Indemnitee agree that they shall be precluded from asserting that the procedures and presumptions of this Agreement are not valid, binding and enforceable. The Company and Indemnitee further agree to stipulate in any such court that the Company and Indemnitee are bound by all of the provisions of this Agreement and are precluded from making any assertion to the contrary.

     (e) To the extent deemed appropriate by the court, interest shall be paid by the Company to Indemnitee at a rate equal to the average Federal Funds rate in effect during the period commencing with the date on which Indemnitee requested indemnification (or reimbursement or advance of an Expense) and ending with the date on which such payment is made to Indemnitee by the Company (the "Interest Period") as published by the Wall Street Journal plus four percent 4% and shall apply to all amounts for which the Company indemnifies or is obliged to indemnify the Indemnitee over the duration of the Interest Period.

     11.     Expenses Incurred by Indemnitee to Enforce this Agreement.  All
             ---------------------------------------------------------
Expenses incurred by Indemnitee in connection with the preparation and submission of Indemnitee's request for indemnification hereunder shall be borne by the Company. In the event that Indemnitee is a party to or intervenes in any proceeding in which the validity or enforceability of this Agreement is at issue or seeks an adjudication to enforce Indemnitee's rights under, or to recover damages for breach of, this Agreement, Indemnitee, if Indemnitee prevails in whole in such action, shall be entitled to recover from the Company, and shall be indemnified by the Company against, any Expenses incurred by Indemnitee. If it is determined that Indemnitee is entitled to indemnification for part (but not all) of the indemnification so requested, Expenses incurred in seeking enforcement of such partial indemnification shall be reasonably prorated among the claims, issues or matters for which the Indemnitee is entitled to indemnification and for claims, issues or matters for which the Indemnitee is not so entitled.

     12.     Non-Exclusivity.  The rights of indemnification and to receive
             ---------------
advances as provided by this Agreement shall not be deemed exclusive of any other rights to which Indemnitee may at any time be entitled under or by reason of applicable law, any certificate of incorporation or by-laws, any agreement, any vote of stockholders or any resolution of directors or otherwise. To the extent Indemnitee would be prejudiced thereby, no amendment, alteration, rescission or replacement of this Agreement or any provision hereof shall be effective as to Indemnitee with respect to any action taken or omitted by such Indemnitee in Indemnitee's position with the Company or an Affiliate or any other entity which Indemnitee is or was serving at the request of the Company prior to such amendment, alteration, rescission or replacement.

     13.     Duration of Agreement.  This Agreement shall apply to any claim
             ---------------------
asserted and any Losses and Expenses incurred in connection with any claim asserted on or after the effective date of this Agreement and shall continue until and terminate upon the later of: (a) 10 years after Indemnitee has ceased to occupy any of the positions or have any of the relationships described herein; or (b) one year after the final termination of all pending or threatened Proceedings of the kind described herein with respect to Indemnitee. This Agreement shall be binding upon the Company and its successors and assigns and shall inure to the benefit of Indemnitee and Indemnitee's spouse, assigns, heirs, devisee, executors, administrators or other legal representatives.

     14.     Severability.  Should any part, term or condition hereof be
             ------------
declared illegal or unenforceable or in conflict with any other law, the validity of the remaining portions or provisions of this Agreement shall not be affected thereby, and the illegal or unenforceable portions of the Agreement shall be and hereby are redrafted to conform with applicable law, while leaving the remaining portions of this Agreement intact.

     15.     Counterparts.  This Agreement may be executed in several
             ------------
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

     16.     Headings.  Section headings are for convenience only and do not
             --------
control or affect meaning or interpretation of any terms or provisions of this Agreement.

     17.     Modification and Waiver.  No supplement, modification or amendment
             -----------------------
of this Agreement shall be binding unless executed in writing by each of the parties hereto.

     18.     No Duplicative Payment.  The Company shall not be liable under this
             ----------------------
Agreement to make any payment of amounts otherwise indemnifiable hereunder if and to the extent that Indemnitee has otherwise actually received such payment (net of Expenses incurred in collecting such payment) under this Agreement, any insurance policy, contract, agreement or otherwise.

     19.     Notices.  All notices, requests, demands and other communications
             -------
provided for by this Agreement shall be in writing (including telecopier or similar writing) and shall be deemed to have been given at the time when mailed in a registered or certified postpaid envelope in any general or branch office of the United States Postal Service or Canada Post, or sent by Federal Express or other similar overnight courier service, addressed to the address of the parties stated below or to such changed address as such party may have fixed by notice or, if given by telecopier, when such telecopy is transmitted and the appropriate answer back is received.

     (a) If to Indemnitee, to the address appearing on the signature page hereof.

     (b)     If to the Company to:

             Herrimen Oil & Gas Inc.
             910 - 688 West Hastings St.
             Vancouver, British Columbia, Canada V6B 1P1
             Attention: Corporate Secretary
             ---------

     20.     GOVERNING LAW.  THE PARTIES AGREE THAT THIS AGREEMENT SHALL BE
             -------------
GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEVADA WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF.

     21.     Entire Agreement.  Subject to the provisions of Section 12 hereof,
             ----------------
this Agreement constitutes the entire understanding between the parties and supersedes all proposals, commitments, writings, negotiations and understandings, oral and written, and all other communications between the parties relating to the subject matter of this Agreement. This Agreement may not be amended or otherwise modified except in writing duly executed by all of the parties. A waiver by any party of any breach or violation of this Agreement shall not be deemed or construed as a waiver of any subsequent breach or violation thereof.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                           HERRIMEN OIL & GAS INC.


                                           By  /s/ Allen Sewell
                                              ----------------------------------
                                           Name:     Allen Sewell
                                           Title:    President, Director


                                           INDEMNITEE:

                                           /s/ Conrad Clemiss
                                           -------------------------------------
                                           Name:      Conrad Clemiss
                                           Title:     Director
                                           Address:   4905 Chalet Place
                                                      North Vancouver, BC
                                                      Canada  V7R 4X4

Exhibit 10.13

                            INDEMNIFICATION AGREEMENT
                            -------------------------


     INDEMNIFICATION AGREEMENT, dated as of this 1st day of June, 2001, by and between Herrimen Oil & Gas Inc., a Nevada corporation (the "Company"), and the director and/or officer whose name appears on the signature page of this Agreement ("Indemnitee").

                                    RECITALS
                                    --------

     A. Highly competent persons are becoming more reluctant to serve as directors or officers or in other capacities unless they are provided with reasonable protection through insurance or indemnification against risks of claims and actions against them arising out of their service to and activities on behalf of the corporations.

     B. The Board of Directors of the Company (the "Board" or the "Board of Directors") has determined that the Company should act to assure its directors and officers that there will be increased certainty of such protection in the future.

     C. It is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify such persons to the fullest extent permitted by applicable law so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified.

     D. Indemnitee is willing to serve, to continue to serve and to take on additional service for or on behalf of the Company on the condition that Indemnitee be so indemnified.

                                    AGREEMENT
                                    ---------

     In consideration of the premises and the covenants contained herein, the Company and Indemnitee do hereby covenant and agree as follows:

     1.     Definitions.  For purposes of this Agreement:
            -----------

     (a) "Affiliate" shall mean any corporation, partnership, joint venture, trust or other enterprise in respect of which the Indemnitee is or was or will be serving as a director, officer, advisory director or Board Committee member at the request of the Company, and including, but not limited to, any employee benefit plan of the Company or any of the foregoing.

     (b) "Disinterested Director" shall mean a director of the Company who is not or was not a party to the Proceeding in respect of which indemnification is being sought by Indemnitee.

     (c) "Expenses" shall include all attorneys' fees and costs, retainers, court costs, transcripts, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees and all other disbursements or expenses incurred in connection with asserting or defending claims.

     (d) "Independent Counsel" shall mean a law firm or lawyer that neither is presently nor in the past five years has been retained to represent: (i) the Company or Indemnitee in any matter material to any such party or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term "Independent Counsel" shall not include any firm or person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing any of the Company or Indemnitee in an action to determine Indemnitee's right to indemnification under this Agreement. All Expenses of the Independent Counsel incurred in connection with acting pursuant to this Agreement shall be borne by the Company.

     (e) "Losses" shall mean all losses, claims, liabilities, judgments, fines, penalties and amounts paid in settlement in connection with any Proceeding.

     (f) "Proceeding" includes any action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or any other proceeding whether civil, criminal, administrative or investigative; provided,
                                                                     --------
however, that the term "Proceeding" shall include any action instituted by an
-------
Indemnitee (other than an action to enforce indemnification rights under this Agreement) only if such action is authorized by the Board of Directors.

     2.     Service by Indemnitee.  Indemnitee agrees to begin or continue to
            ---------------------
serve the Company or an Affiliate as a director and/or officer. Notwithstanding anything contained herein, this Agreement shall not create a contract of employment between the Company and Indemnitee, and the termination of Indemnitee's relationship with the Company or an Affiliate by either party hereto shall not be restricted by this Agreement.

     3.     Indemnification.  The Company agrees to indemnify Indemnitee for,
            ---------------
and hold Indemnitee harmless from and against, any Losses or Expenses at any time incurred by or assessed against Indemnitee arising out of or in connection with the service of Indemnitee as a director, advisory director, Board Committee member, officer, employee or agent of the Company or of an Affiliate (collectively referred to as an "Officer or Director of the Company or of an Affiliate"), whether the basis of such proceeding is alleged action in an official capacity or in any other capacity while serving as an Officer or Director of the Company or of an Affiliate, to the fullest extent permitted by the laws of the State of Nevada in effect on the date hereof or as such laws may from time to time hereafter be amended to increase the scope of such permitted indemnification. Without diminishing the scope of the indemnification provided by this Section 3, the rights of indemnification of Indemnitee provided hereunder shall include but shall not be limited to those rights set forth hereinafter.

     4.     Action or Proceeding Other Than an Action by or in the Right of the
            -------------------------------------------------------------------
Company.  Indemnitee shall be entitled to the indemnification rights provided
-------
herein if Indemnitee is a person who was or is made a party or is threatened to be made a party to any pending, completed or threatened Proceeding, other than an action by or in the right of the Company, by reason of (a) the fact that Indemnitee is or was an Officer or Director of the Company or of an Affiliate or
(b) anything done or not done by Indemnitee in any such capacity. Pursuant to this Section, Indemnitee shall be indemnified against Losses or Expenses incurred by Indemnitee or on Indemnitee's behalf in connection with any Proceeding, if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal Proceeding, had no reasonable cause to believe his conduct was unlawful.

     5.     Actions by or in the Right of the Company. Indemnitee shall be
            -----------------------------------------
entitled to the indemnification rights provided herein if Indemnitee is a person who was or is made a party or is threatened to be made a party to any pending, completed or threatened Proceeding brought by or in the right of the Company to procure a judgment in its favor by reason of (a) the fact that Indemnitee is or was an Officer or Director of the Company or of an Affiliate or (b) anything done or not done by Indemnitee in any such capacity. Pursuant to this Section, Indemnitee shall be indemnified against Losses or Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection with any Proceeding if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company. Notwithstanding the foregoing provisions of this Section, no such indemnification shall be made in respect of any claim, issue or matter as to which Nevada law expressly prohibits such indemnification by reason of an adjudication of liability of Indemnitee to the Company; provided, however, that
                                                        --------  -------
in such event such indemnification shall nevertheless be made by the Company to the extent that the court in which such action or suit was brought shall determine equitable under the circumstances.

     6.     Indemnification for Losses and Expenses of Party Who is Wholly or
            -----------------------------------------------------------------
Partly Successful.  Notwithstanding any provision of this Agreement, to the
-----------------
extent that Indemnitee has been wholly successful on the merits or otherwise absolved in any Proceeding on any claim, issue or matter, Indemnitee shall be indemnified against all Losses or Expenses actually and reasonably incurred by

Indemnitee or on Indemnitee's behalf in connection therewith. If Indemnitee is not wholly successful in such Proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such Proceeding, the Company agrees to indemnify Indemnitee, to the maximum extent permitted by law, against all Losses and Expenses incurred by Indemnitee in connection with each successfully resolved claim, issue or matter. In any review or Proceeding to determine the extent of indemnification, the Company shall bear the burden of proving any lack of success and which amounts sought in indemnity are allocable to claims, issues or matters which were not successfully resolved. For purposes of this Section and without limitation, the termination of any such claim, issue or matter by dismissal with or without prejudice shall be deemed to be a successful resolution as to such claim, issue or matter.

     7.     Payment for Expenses of a Witness.  Notwithstanding any other
            ---------------------------------
provision of this Agreement, to the extent that Indemnitee is, by reason of the fact that Indemnitee is or was an Officer or Director of the Company or of an Affiliate, a witness in any Proceeding, the Company agrees to pay to Indemnitee all Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection therewith.

     8.     Advancement of Expenses and Costs.  All Expenses incurred by or on
            ---------------------------------
behalf of Indemnitee (or reasonably expected by Indemnitee to be incurred by Indemnitee within three months) in connection with any Proceeding shall be paid promptly by the Company, and in any event in advance of the final disposition of such Proceeding within sixty days after the receipt by the Company of a statement or statements from Indemnitee requesting from time to time such advance or advances, whether or not a determination to indemnify has been made under Section 9. Such statement or statements shall evidence such Expenses incurred (or reasonably expected to be incurred) by Indemnitee in connection therewith and shall include or be accompanied by a written undertaking by or on behalf of Indemnitee to repay such amount if it shall ultimately be determined that Indemnitee is not entitled to be indemnified therefor pursuant to the terms of this Agreement. The right to indemnification of advances as granted by this
Section 8 shall be enforceable by the director or officer in any court of competent jurisdiction, if the Company denies such request, in whole or in part, or if no disposition thereof is made within 60 days. Such person's costs and expenses incurred in connection with successfully establishing his/her right to indemnification, in whole or in part, in any such action shall also be indemnified by the Company. It shall be a defense to any such action seeking an adjudication or award in arbitration pursuant to this Agreement (other than an action brought to enforce a claim for the advance of costs, charges and expenses under this Section 8 where the required undertaking, if any, has been received by the Company) that the claimant has not met the standard of conduct set forth in the Nevada General Corporation Law, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including its Board of Directors, its independent legal counsel and its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he/she has met the applicable standard of conduct set forth in the Nevada General Corporation Law, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights that said law permitted the Company to provide prior to such amendment), nor the fact that there has been an actual determination by the Company (including its Board of Directors, its independent legal counsel and its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

     9.     Procedure for Determination of Entitlement to Indemnification.
            -------------------------------------------------------------
     (a) When seeking indemnification under this Agreement (which shall not include in any case the right of Indemnitee to receive payments pursuant to
Section 7 and Section 8 hereof, which shall not be subject to this Section 9), Indemnitee shall submit a written request for indemnification to the Company. Such request shall include documentation or information which is reasonably necessary for the Company to make a determination of Indemnitee's entitlement to indemnification hereunder and which is reasonably available to Indemnitee. Determination of Indemnitee's entitlement to indemnification shall be made promptly, but in no event later than 60 days after receipt by the Company of Indemnitee's written request for indemnification. The Secretary of the Company shall, promptly upon receipt of Indemnitee's request for indemnification, advise the Board that Indemnitee has made such request for indemnification.

     (b) The entitlement of Indemnitee to indemnification under this Agreement in respect of any pending, contemplated or threatened Proceeding shall be determined in the specific case by (a) the Board of Directors by a majority vote of a quorum consisting of those directors who were not party to such Proceeding, or (b) if such qourum is not obtainable, or if a quorum of disinterested directors so directs, by Independent Counsel in a written opinion, or (c) by the stockholders.

     (c) In the event the determination of entitlement is to be made by Independent Counsel, such Independent Counsel shall be selected by the Board and approved by Indemnitee. Upon failure of the Board to so select such Independent Counsel or upon failure of Indemnitee to so approve of the choice thereof, such Independent Counsel shall be selected by a neutral third party mutually agreeable among the Board and the Indemnitee to make such selection.

     (d) If the determination made pursuant to Section 9(b) is that Indemnitee is not entitled to indemnification to the full extent of Indemnitee's request, Indemnitee shall have the right to seek entitlement to indemnification in accordance with the procedures set forth in Section 10 hereof.

     (e) If the person or persons empowered pursuant to Section 9(b) hereof to make a determination with respect to entitlement to indemnification shall have failed to make the requested determination within 60 days after receipt by the Company of such request, the requisite determination of entitlement to indemnification shall be deemed to have been made and Indemnitee shall be absolutely entitled to such indemnification, absent (i) misrepresentation by Indemnitee of a material fact in the request for indemnification or (ii) a final judicial determination that all or any part of such indemnification is expressly prohibited by law.

     (f) The termination of any Proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of
                              ---------------
itself, adversely affect the rights of Indemnitee to indemnification hereunder, except as may be specifically provided herein, or create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in or not opposed to the best interests of the Company or create a presumption that (with respect to any criminal action or Proceeding) Indemnitee had reasonable cause to believe that Indemnitee's conduct was unlawful.

     (g) For purposes of any determination of good faith hereunder, Indemnitee shall be deemed to have acted in good faith if in taking an action Indemnitee relied on the records or books of account of the Company or an Affiliate, including financial statements, or on information supplied to Indemnitee by the officers of the Company or an Affiliate in the course of their duties, or on the advice of legal counsel for the Company or an Affiliate or on information or records given or reports made to the Company or an Affiliate by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Company or an Affiliate. The Company shall have the burden of establishing the absence of good faith. The provisions of this Section 9(g) shall not be deemed to be exclusive or to limit in any way the other circumstances in which the Indemnitee may be deemed to have met the applicable standard of conduct set forth in this Agreement.

     (h) The knowledge and/or actions, or failure to act, of any director, officer, agent or employee of the Company or an Affiliate shall not be imputed to Indemnitee for purposes of determining the right to indemnification under this Agreement.

     10. Remedies in Cases of Determination Not to Indemnify or to Advance
         -----------------------------------------------------------------
Expenses. (a)  In the event that (i) a determination is made that Indemnitee is
--------
not entitled to indemnification hereunder, (ii) advances are not made pursuant to Section 8 hereof or (iii) payment has not been timely made following a determination of entitlement to indemnification pursuant to Section 9 hereof, Indemnitee shall be entitled to seek an adjudication in an appropriate court of the State of Nevada or any other court of competent jurisdiction as to Indemnitee's entitlement to such indemnification or advance.

     (b) In the event a determination has been made in accordance with the procedures set forth in Section 9 hereof, in whole or in part, that Indemnitee is not entitled to indemnification, any judicial proceeding or arbitration referred to in paragraph (a) of this Section 10 shall be de novo and Indemnitee
                                                         -- ----
shall not be prejudiced by reason of any such prior determination that Indemnitee is not entitled to indemnification, and the Company shall bear the burdens of proof specified in paragraphs 6 and 9 hereof in such proceeding.

     (c) If a determination is made or deemed to have been made pursuant to the terms of Section 9 or 10 hereof that Indemnitee is entitled to indemnification, the Company shall be bound by such determination in any judicial proceeding or arbitration in the absence of (i) a misrepresentation of a material fact by Indemnitee or (ii) a final judicial determination that all or any part of such indemnification is expressly prohibited by law.

     (d) The Company and Indemnitee agree that they shall be precluded from asserting that the procedures and presumptions of this Agreement are not valid, binding and enforceable. The Company and Indemnitee further agree to stipulate in any such court that the Company and Indemnitee are bound by all of the provisions of this Agreement and are precluded from making any assertion to the contrary.

     (e) To the extent deemed appropriate by the court, interest shall be paid by the Company to Indemnitee at a rate equal to the average Federal Funds rate in effect during the period commencing with the date on which Indemnitee requested indemnification (or reimbursement or advance of an Expense) and ending with the date on which such payment is made to Indemnitee by the Company (the "Interest Period") as published by the Wall Street Journal plus four percent 4% and shall apply to all amounts for which the Company indemnifies or is obliged to indemnify the Indemnitee over the duration of the Interest Period.

     11.     Expenses Incurred by Indemnitee to Enforce this Agreement.  All
             ---------------------------------------------------------
Expenses incurred by Indemnitee in connection with the preparation and submission of Indemnitee's request for indemnification hereunder shall be borne by the Company. In the event that Indemnitee is a party to or intervenes in any proceeding in which the validity or enforceability of this Agreement is at issue or seeks an adjudication to enforce Indemnitee's rights under, or to recover damages for breach of, this Agreement, Indemnitee, if Indemnitee prevails in whole in such action, shall be entitled to recover from the Company, and shall be indemnified by the Company against, any Expenses incurred by Indemnitee. If it is determined that Indemnitee is entitled to indemnification for part (but not all) of the indemnification so requested, Expenses incurred in seeking enforcement of such partial indemnification shall be reasonably prorated among the claims, issues or matters for which the Indemnitee is entitled to indemnification and for claims, issues or matters for which the Indemnitee is not so entitled.

     12.     Non-Exclusivity.  The rights of indemnification and to receive
             ---------------
advances as provided by this Agreement shall not be deemed exclusive of any other rights to which Indemnitee may at any time be entitled under or by reason of applicable law, any certificate of incorporation or by-laws, any agreement, any vote of stockholders or any resolution of directors or otherwise. To the extent Indemnitee would be prejudiced thereby, no amendment, alteration, rescission or replacement of this Agreement or any provision hereof shall be effective as to Indemnitee with respect to any action taken or omitted by such Indemnitee in Indemnitee's position with the Company or an Affiliate or any other entity which Indemnitee is or was serving at the request of the Company prior to such amendment, alteration, rescission or replacement.

     13.     Duration of Agreement.  This Agreement shall apply to any claim
             ---------------------
asserted and any Losses and Expenses incurred in connection with any claim asserted on or after the effective date of this Agreement and shall continue until and terminate upon the later of: (a) 10 years after Indemnitee has ceased to occupy any of the positions or have any of the relationships described herein; or (b) one year after the final termination of all pending or threatened Proceedings of the kind described herein with respect to Indemnitee. This Agreement shall be binding upon the Company and its successors and assigns and shall inure to the benefit of Indemnitee and Indemnitee's spouse, assigns, heirs, devisee, executors, administrators or other legal representatives.

     14.     Severability.  Should any part, term or condition hereof be
             ------------
declared illegal or unenforceable or in conflict with any other law, the validity of the remaining portions or provisions of this Agreement shall not be affected thereby, and the illegal or unenforceable portions of the Agreement shall be and hereby are redrafted to conform with applicable law, while leaving the remaining portions of this Agreement intact.

     15.     Counterparts.  This Agreement may be executed in several
             ------------
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

     16.     Headings.  Section headings are for convenience only and do not
             --------
control or affect meaning or interpretation of any terms or provisions of this Agreement.

     17.     Modification and Waiver.  No supplement, modification or amendment
             -----------------------
of this Agreement shall be binding unless executed in writing by each of the parties hereto.

     18.     No Duplicative Payment.  The Company shall not be liable under this
             ----------------------
Agreement to make any payment of amounts otherwise indemnifiable hereunder if and to the extent that Indemnitee has otherwise actually received such payment (net of Expenses incurred in collecting such payment) under this Agreement, any insurance policy, contract, agreement or otherwise.

     19.     Notices.  All notices, requests, demands and other communications
             -------
provided for by this Agreement shall be in writing (including telecopier or similar writing) and shall be deemed to have been given at the time when mailed in a registered or certified postpaid envelope in any general or branch office of the United States Postal Service or Canada Post, or sent by Federal Express or other similar overnight courier service, addressed to the address of the parties stated below or to such changed address as such party may have fixed by notice or, if given by telecopier, when such telecopy is transmitted and the appropriate answer back is received.

     (a) If to Indemnitee, to the address appearing on the signature page hereof.

     (b)     If to the Company to:

             Herrimen Oil & Gas Inc.
             910 - 688 West Hastings St.
             Vancouver, British Columbia, Canada V6B 1P1
             Attention: Corporate Secretary
             ---------

     20.     GOVERNING LAW.  THE PARTIES AGREE THAT THIS AGREEMENT SHALL BE
             -------------
GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEVADA WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF.

     21.     Entire Agreement.  Subject to the provisions of Section 12 hereof,
             ----------------
this Agreement constitutes the entire understanding between the parties and supersedes all proposals, commitments, writings, negotiations and understandings, oral and written, and all other communications between the parties relating to the subject matter of this Agreement. This Agreement may not be amended or otherwise modified except in writing duly executed by all of the parties. A waiver by any party of any breach or violation of this Agreement shall not be deemed or construed as a waiver of any subsequent breach or violation thereof.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                           HERRIMEN OIL & GAS INC.


                                           By  /s/ Allen Sewell
                                              ----------------------------------
                                           Name:     Allen Sewell
                                           Title:    President, Director


                                           INDEMNITEE:

                                           /s/ Nick De Cotiis
                                           -------------------------------------
                                           Name:      Nick De Cotiis
                                           Title:     Director
                                           Address:   2566 Westhill Drive
                                                      West Vancouver, BC
                                                      Canada  V7S 3B7

Exhibit 10.14

                            INDEMNIFICATION AGREEMENT
                            -------------------------


     INDEMNIFICATION AGREEMENT, dated as of this 1st day of June, 2001, by and between Herrimen Oil & Gas Inc., a Nevada corporation (the "Company"), and the director and/or officer whose name appears on the signature page of this Agreement ("Indemnitee").

                                    RECITALS
                                    --------

     A. Highly competent persons are becoming more reluctant to serve as directors or officers or in other capacities unless they are provided with reasonable protection through insurance or indemnification against risks of claims and actions against them arising out of their service to and activities on behalf of the corporations.

     B. The Board of Directors of the Company (the "Board" or the "Board of Directors") has determined that the Company should act to assure its directors and officers that there will be increased certainty of such protection in the future.

     C. It is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify such persons to the fullest extent permitted by applicable law so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified.

     D. Indemnitee is willing to serve, to continue to serve and to take on additional service for or on behalf of the Company on the condition that Indemnitee be so indemnified.

                                    AGREEMENT
                                    ---------

     In consideration of the premises and the covenants contained herein, the Company and Indemnitee do hereby covenant and agree as follows:

     1.     Definitions.  For purposes of this Agreement:
            -----------

     (a) "Affiliate" shall mean any corporation, partnership, joint venture, trust or other enterprise in respect of which the Indemnitee is or was or will be serving as a director, officer, advisory director or Board Committee member at the request of the Company, and including, but not limited to, any employee benefit plan of the Company or any of the foregoing.

     (b) "Disinterested Director" shall mean a director of the Company who is not or was not a party to the Proceeding in respect of which indemnification is being sought by Indemnitee.

     (c) "Expenses" shall include all attorneys' fees and costs, retainers, court costs, transcripts, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees and all other disbursements or expenses incurred in connection with asserting or defending claims.

     (d) "Independent Counsel" shall mean a law firm or lawyer that neither is presently nor in the past five years has been retained to represent: (i) the Company or Indemnitee in any matter material to any such party or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term "Independent Counsel" shall not include any firm or person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing any of the Company or Indemnitee in an action to determine Indemnitee's right to indemnification under this Agreement. All Expenses of the Independent Counsel incurred in connection with acting pursuant to this Agreement shall be borne by the Company.

     (e) "Losses" shall mean all losses, claims, liabilities, judgments, fines, penalties and amounts paid in settlement in connection with any Proceeding.

     (f) "Proceeding" includes any action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or any other proceeding whether civil, criminal, administrative or investigative; provided,
                                                                     --------
however, that the term "Proceeding" shall include any action instituted by an
-------
Indemnitee (other than an action to enforce indemnification rights under this Agreement) only if such action is authorized by the Board of Directors.

     2.     Service by Indemnitee.  Indemnitee agrees to begin or continue to
            ---------------------
serve the Company or an Affiliate as a director and/or officer. Notwithstanding anything contained herein, this Agreement shall not create a contract of employment between the Company and Indemnitee, and the termination of Indemnitee's relationship with the Company or an Affiliate by either party hereto shall not be restricted by this Agreement.

     3.     Indemnification.  The Company agrees to indemnify Indemnitee for,
            ---------------
and hold Indemnitee harmless from and against, any Losses or Expenses at any time incurred by or assessed against Indemnitee arising out of or in connection with the service of Indemnitee as a director, advisory director, Board Committee member, officer, employee or agent of the Company or of an Affiliate (collectively referred to as an "Officer or Director of the Company or of an Affiliate"), whether the basis of such proceeding is alleged action in an official capacity or in any other capacity while serving as an Officer or Director of the Company or of an Affiliate, to the fullest extent permitted by the laws of the State of Nevada in effect on the date hereof or as such laws may from time to time hereafter be amended to increase the scope of such permitted indemnification. Without diminishing the scope of the indemnification provided by this Section 3, the rights of indemnification of Indemnitee provided hereunder shall include but shall not be limited to those rights set forth hereinafter.

     4.     Action or Proceeding Other Than an Action by or in the Right of the
            -------------------------------------------------------------------
Company.  Indemnitee shall be entitled to the indemnification rights provided
-------
herein if Indemnitee is a person who was or is made a party or is threatened to be made a party to any pending, completed or threatened Proceeding, other than an action by or in the right of the Company, by reason of (a) the fact that Indemnitee is or was an Officer or Director of the Company or of an Affiliate or
(b) anything done or not done by Indemnitee in any such capacity. Pursuant to this Section, Indemnitee shall be indemnified against Losses or Expenses incurred by Indemnitee or on Indemnitee's behalf in connection with any Proceeding, if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal Proceeding, had no reasonable cause to believe his conduct was unlawful.

     5.     Actions by or in the Right of the Company. Indemnitee shall be
            -----------------------------------------
entitled to the indemnification rights provided herein if Indemnitee is a person who was or is made a party or is threatened to be made a party to any pending, completed or threatened Proceeding brought by or in the right of the Company to procure a judgment in its favor by reason of (a) the fact that Indemnitee is or was an Officer or Director of the Company or of an Affiliate or (b) anything done or not done by Indemnitee in any such capacity. Pursuant to this Section, Indemnitee shall be indemnified against Losses or Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection with any Proceeding if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company. Notwithstanding the foregoing provisions of this Section, no such indemnification shall be made in respect of any claim, issue or matter as to which Nevada law expressly prohibits such indemnification by reason of an adjudication of liability of Indemnitee to the Company; provided, however, that
                                                        --------  -------
in such event such indemnification shall nevertheless be made by the Company to the extent that the court in which such action or suit was brought shall determine equitable under the circumstances.

     6.     Indemnification for Losses and Expenses of Party Who is Wholly or
            -----------------------------------------------------------------
Partly Successful.  Notwithstanding any provision of this Agreement, to the
-----------------
extent that Indemnitee has been wholly successful on the merits or otherwise absolved in any Proceeding on any claim, issue or matter, Indemnitee shall be indemnified against all Losses or Expenses actually and reasonably incurred by

Indemnitee or on Indemnitee's behalf in connection therewith. If Indemnitee is not wholly successful in such Proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such Proceeding, the Company agrees to indemnify Indemnitee, to the maximum extent permitted by law, against all Losses and Expenses incurred by Indemnitee in connection with each successfully resolved claim, issue or matter. In any review or Proceeding to determine the extent of indemnification, the Company shall bear the burden of proving any lack of success and which amounts sought in indemnity are allocable to claims, issues or matters which were not successfully resolved. For purposes of this Section and without limitation, the termination of any such claim, issue or matter by dismissal with or without prejudice shall be deemed to be a successful resolution as to such claim, issue or matter.

     7.     Payment for Expenses of a Witness.  Notwithstanding any other
            ---------------------------------
provision of this Agreement, to the extent that Indemnitee is, by reason of the fact that Indemnitee is or was an Officer or Director of the Company or of an Affiliate, a witness in any Proceeding, the Company agrees to pay to Indemnitee all Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection therewith.

     8.     Advancement of Expenses and Costs.  All Expenses incurred by or on
            ---------------------------------
behalf of Indemnitee (or reasonably expected by Indemnitee to be incurred by Indemnitee within three months) in connection with any Proceeding shall be paid promptly by the Company, and in any event in advance of the final disposition of such Proceeding within sixty days after the receipt by the Company of a statement or statements from Indemnitee requesting from time to time such advance or advances, whether or not a determination to indemnify has been made under Section 9. Such statement or statements shall evidence such Expenses incurred (or reasonably expected to be incurred) by Indemnitee in connection therewith and shall include or be accompanied by a written undertaking by or on behalf of Indemnitee to repay such amount if it shall ultimately be determined that Indemnitee is not entitled to be indemnified therefor pursuant to the terms of this Agreement. The right to indemnification of advances as granted by this
Section 8 shall be enforceable by the director or officer in any court of competent jurisdiction, if the Company denies such request, in whole or in part, or if no disposition thereof is made within 60 days. Such person's costs and expenses incurred in connection with successfully establishing his/her right to indemnification, in whole or in part, in any such action shall also be indemnified by the Company. It shall be a defense to any such action seeking an adjudication or award in arbitration pursuant to this Agreement (other than an action brought to enforce a claim for the advance of costs, charges and expenses under this Section 8 where the required undertaking, if any, has been received by the Company) that the claimant has not met the standard of conduct set forth in the Nevada General Corporation Law, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including its Board of Directors, its independent legal counsel and its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he/she has met the applicable standard of conduct set forth in the Nevada General Corporation Law, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights that said law permitted the Company to provide prior to such amendment), nor the fact that there has been an actual determination by the Company (including its Board of Directors, its independent legal counsel and its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

     9.     Procedure for Determination of Entitlement to Indemnification.
            -------------------------------------------------------------
     (a) When seeking indemnification under this Agreement (which shall not include in any case the right of Indemnitee to receive payments pursuant to
Section 7 and Section 8 hereof, which shall not be subject to this Section 9), Indemnitee shall submit a written request for indemnification to the Company. Such request shall include documentation or information which is reasonably necessary for the Company to make a determination of Indemnitee's entitlement to indemnification hereunder and which is reasonably available to Indemnitee. Determination of Indemnitee's entitlement to indemnification shall be made promptly, but in no event later than 60 days after receipt by the Company of Indemnitee's written request for indemnification. The Secretary of the Company shall, promptly upon receipt of Indemnitee's request for indemnification, advise the Board that Indemnitee has made such request for indemnification.

     (b) The entitlement of Indemnitee to indemnification under this Agreement in respect of any pending, contemplated or threatened Proceeding shall be determined in the specific case by (a) the Board of Directors by a majority vote of a quorum consisting of those directors who were not party to such Proceeding, or (b) if such qourum is not obtainable, or if a quorum of disinterested directors so directs, by Independent Counsel in a written opinion, or (c) by the stockholders.

     (c) In the event the determination of entitlement is to be made by Independent Counsel, such Independent Counsel shall be selected by the Board and approved by Indemnitee. Upon failure of the Board to so select such Independent Counsel or upon failure of Indemnitee to so approve of the choice thereof, such Independent Counsel shall be selected by a neutral third party mutually agreeable among the Board and the Indemnitee to make such selection.

     (d) If the determination made pursuant to Section 9(b) is that Indemnitee is not entitled to indemnification to the full extent of Indemnitee's request, Indemnitee shall have the right to seek entitlement to indemnification in accordance with the procedures set forth in Section 10 hereof.

     (e) If the person or persons empowered pursuant to Section 9(b) hereof to make a determination with respect to entitlement to indemnification shall have failed to make the requested determination within 60 days after receipt by the Company of such request, the requisite determination of entitlement to indemnification shall be deemed to have been made and Indemnitee shall be absolutely entitled to such indemnification, absent (i) misrepresentation by Indemnitee of a material fact in the request for indemnification or (ii) a final judicial determination that all or any part of such indemnification is expressly prohibited by law.

     (f) The termination of any Proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of
                              ---------------
itself, adversely affect the rights of Indemnitee to indemnification hereunder, except as may be specifically provided herein, or create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in or not opposed to the best interests of the Company or create a presumption that (with respect to any criminal action or Proceeding) Indemnitee had reasonable cause to believe that Indemnitee's conduct was unlawful.

     (g) For purposes of any determination of good faith hereunder, Indemnitee shall be deemed to have acted in good faith if in taking an action Indemnitee relied on the records or books of account of the Company or an Affiliate, including financial statements, or on information supplied to Indemnitee by the officers of the Company or an Affiliate in the course of their duties, or on the advice of legal counsel for the Company or an Affiliate or on information or records given or reports made to the Company or an Affiliate by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Company or an Affiliate. The Company shall have the burden of establishing the absence of good faith. The provisions of this Section 9(g) shall not be deemed to be exclusive or to limit in any way the other circumstances in which the Indemnitee may be deemed to have met the applicable standard of conduct set forth in this Agreement.

     (h) The knowledge and/or actions, or failure to act, of any director, officer, agent or employee of the Company or an Affiliate shall not be imputed to Indemnitee for purposes of determining the right to indemnification under this Agreement.

     10. Remedies in Cases of Determination Not to Indemnify or to Advance
         -----------------------------------------------------------------
Expenses. (a)  In the event that (i) a determination is made that Indemnitee is
--------
not entitled to indemnification hereunder, (ii) advances are not made pursuant to Section 8 hereof or (iii) payment has not been timely made following a determination of entitlement to indemnification pursuant to Section 9 hereof, Indemnitee shall be entitled to seek an adjudication in an appropriate court of the State of Nevada or any other court of competent jurisdiction as to Indemnitee's entitlement to such indemnification or advance.

     (b) In the event a determination has been made in accordance with the procedures set forth in Section 9 hereof, in whole or in part, that Indemnitee is not entitled to indemnification, any judicial proceeding or arbitration referred to in paragraph (a) of this Section 10 shall be de novo and Indemnitee
                                                         -- ----
shall not be prejudiced by reason of any such prior determination that Indemnitee is not entitled to indemnification, and the Company shall bear the burdens of proof specified in paragraphs 6 and 9 hereof in such proceeding.

     (c) If a determination is made or deemed to have been made pursuant to the terms of Section 9 or 10 hereof that Indemnitee is entitled to indemnification, the Company shall be bound by such determination in any judicial proceeding or arbitration in the absence of (i) a misrepresentation of a material fact by Indemnitee or (ii) a final judicial determination that all or any part of such indemnification is expressly prohibited by law.

     (d) The Company and Indemnitee agree that they shall be precluded from asserting that the procedures and presumptions of this Agreement are not valid, binding and enforceable. The Company and Indemnitee further agree to stipulate in any such court that the Company and Indemnitee are bound by all of the provisions of this Agreement and are precluded from making any assertion to the contrary.

     (e) To the extent deemed appropriate by the court, interest shall be paid by the Company to Indemnitee at a rate equal to the average Federal Funds rate in effect during the period commencing with the date on which Indemnitee requested indemnification (or reimbursement or advance of an Expense) and ending with the date on which such payment is made to Indemnitee by the Company (the "Interest Period") as published by the Wall Street Journal plus four percent 4% and shall apply to all amounts for which the Company indemnifies or is obliged to indemnify the Indemnitee over the duration of the Interest Period.

     11.     Expenses Incurred by Indemnitee to Enforce this Agreement.  All
             ---------------------------------------------------------
Expenses incurred by Indemnitee in connection with the preparation and submission of Indemnitee's request for indemnification hereunder shall be borne by the Company. In the event that Indemnitee is a party to or intervenes in any proceeding in which the validity or enforceability of this Agreement is at issue or seeks an adjudication to enforce Indemnitee's rights under, or to recover damages for breach of, this Agreement, Indemnitee, if Indemnitee prevails in whole in such action, shall be entitled to recover from the Company, and shall be indemnified by the Company against, any Expenses incurred by Indemnitee. If it is determined that Indemnitee is entitled to indemnification for part (but not all) of the indemnification so requested, Expenses incurred in seeking enforcement of such partial indemnification shall be reasonably prorated among the claims, issues or matters for which the Indemnitee is entitled to indemnification and for claims, issues or matters for which the Indemnitee is not so entitled.

     12.     Non-Exclusivity.  The rights of indemnification and to receive
             ---------------
advances as provided by this Agreement shall not be deemed exclusive of any other rights to which Indemnitee may at any time be entitled under or by reason of applicable law, any certificate of incorporation or by-laws, any agreement, any vote of stockholders or any resolution of directors or otherwise. To the extent Indemnitee would be prejudiced thereby, no amendment, alteration, rescission or replacement of this Agreement or any provision hereof shall be effective as to Indemnitee with respect to any action taken or omitted by such Indemnitee in Indemnitee's position with the Company or an Affiliate or any other entity which Indemnitee is or was serving at the request of the Company prior to such amendment, alteration, rescission or replacement.

     13.     Duration of Agreement.  This Agreement shall apply to any claim
             ---------------------
asserted and any Losses and Expenses incurred in connection with any claim asserted on or after the effective date of this Agreement and shall continue until and terminate upon the later of: (a) 10 years after Indemnitee has ceased to occupy any of the positions or have any of the relationships described herein; or (b) one year after the final termination of all pending or threatened Proceedings of the kind described herein with respect to Indemnitee. This Agreement shall be binding upon the Company and its successors and assigns and shall inure to the benefit of Indemnitee and Indemnitee's spouse, assigns, heirs, devisee, executors, administrators or other legal representatives.

     14.     Severability.  Should any part, term or condition hereof be
             ------------
declared illegal or unenforceable or in conflict with any other law, the validity of the remaining portions or provisions of this Agreement shall not be affected thereby, and the illegal or unenforceable portions of the Agreement shall be and hereby are redrafted to conform with applicable law, while leaving the remaining portions of this Agreement intact.

     15.     Counterparts.  This Agreement may be executed in several
             ------------
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

     16.     Headings.  Section headings are for convenience only and do not
             --------
control or affect meaning or interpretation of any terms or provisions of this Agreement.

     17.     Modification and Waiver.  No supplement, modification or amendment
             -----------------------
of this Agreement shall be binding unless executed in writing by each of the parties hereto.

     18.     No Duplicative Payment.  The Company shall not be liable under this
             ----------------------
Agreement to make any payment of amounts otherwise indemnifiable hereunder if and to the extent that Indemnitee has otherwise actually received such payment (net of Expenses incurred in collecting such payment) under this Agreement, any insurance policy, contract, agreement or otherwise.

     19.     Notices.  All notices, requests, demands and other communications
             -------
provided for by this Agreement shall be in writing (including telecopier or similar writing) and shall be deemed to have been given at the time when mailed in a registered or certified postpaid envelope in any general or branch office of the United States Postal Service or Canada Post, or sent by Federal Express or other similar overnight courier service, addressed to the address of the parties stated below or to such changed address as such party may have fixed by notice or, if given by telecopier, when such telecopy is transmitted and the appropriate answer back is received.

     (a) If to Indemnitee, to the address appearing on the signature page hereof.

     (b)     If to the Company to:

             Herrimen Oil & Gas Inc.
             910 - 688 West Hastings St.
             Vancouver, British Columbia, Canada V6B 1P1
             Attention: Corporate Secretary
             ---------

     20.     GOVERNING LAW.  THE PARTIES AGREE THAT THIS AGREEMENT SHALL BE
             -------------
GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEVADA WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF.

     21.     Entire Agreement.  Subject to the provisions of Section 12 hereof,
             ----------------
this Agreement constitutes the entire understanding between the parties and supersedes all proposals, commitments, writings, negotiations and understandings, oral and written, and all other communications between the parties relating to the subject matter of this Agreement. This Agreement may not be amended or otherwise modified except in writing duly executed by all of the parties. A waiver by any party of any breach or violation of this Agreement shall not be deemed or construed as a waiver of any subsequent breach or violation thereof.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                           HERRIMEN OIL & GAS INC.


                                           By  /s/ Allen Sewell
                                              ----------------------------------
                                           Name:     Allen Sewell
                                           Title:    President, Director


                                           INDEMNITEE:

                                           /s/ Negar Towfigh
                                           -------------------------------------
                                           Name:      Negar Towfigh
                                           Title:     Secretary
                                           Address:   1403 Chippendale Road
                                                      West Vancouver, BC
                                                      Canada  V7S 2N7

Exhibits

                            VAUGHAN EXPLORATION, INC.
                            -------------------------


                                         February 16, 1998

Elk Slough Partners          Brothers Oil & Gas           Vaughan Production Co.
Box 31 Saturna Island        1574 Gulf Road, #136         PO Box 458
BC  V0N2Y0                   Point Roberts, WA 98281-9007 Wilson, WY 83014

Production Specialties Co.   Sunset Exploration, Inc.
PO Box 880                   10500 Brentwood Blvd.
Woodland, CA 95776           Brentwood, CA 94513

Dear Partners:

Following is a brief geologic overview of the Pioneer Canal Prospect to date.

18R-3 RD DRILLING RESULTS
-------------------------

The drilling of the #18R-3 RD successfully encountered the Upper Stevens 71X sand "A/B" member 34 feet high to the original well and penetrated 130 feet of gross interval, which closely matched the pre-drill prognosis. As planned this interval was penetrated in the build section (60 - 75 degrees of inclination). The "C" sand member was encountered 50 feet structurally high to the original hole and drilled 150 feet of gross sand at 75 to 85 degrees. This was better than expected structurally, but 150 feet less gross interval than was anticipated due to the sand "pinching out" onto a steeper structural high.

C SAND
------

The C Sand exhibited good mud log oil & gas shows. Electrical logging revealed fairly low resistivity, which normally indicates water production. This was confirmed by the production test. The 90 feet of perforations would not flow to surface and swab tested at roughly 400 barrels per day of gross fluid entry with 300 barrels water and 100 barrels of oil with little gas. It is very difficult to estimate reserve values from the C Sand without at least several months of production data from pumping the well. The original prognosis was for 500,000 barrels from the C Sand in 300 feet of horizontal interval. Since the sand is thinner than expected and has an apparent 75% water cut a very rough reserve estimate may be in the 50 - 100,000 barrels recoverable oil range. The C Sand was temporarily suspended by setting a bridge plug over the top of the perforations in order to test the better looking A/B Sand above.

A/B SAND
--------

The A/B sand, which also had good mud log shows, was perforated in 76 feet of 130 feet of gross sand interval. Short term production flow tests have varied from 100 - 400 barrels oil/day with 75 - 375 mcfpd gas and water cuts from 0 - 40%. The well is currently doing about 120 BOPD, 35 BWPD and 150 MCFPD gas.
The presence of water is not unexpected in the A/B/ Sand at this location. As mentioned in the original prospect write-up this zone had a sordid completion history in the #18X-3, 18R-3 and the #71-X wells under the guidance of McFarland Energy. It is possible because of the cementing and completion mistakes that our water cut may actually improve after several months production from the A/B sand.


                 6611 MT. WHITNEY DR. - BAKERSFIELD, CA - 93309
                       PHONE: 805 832-2001 - FAX: 832-0883

                                                               February 16, 1998


At this point in time with 76 feet of perforations in the A/B Sand we are fairly comparable with a typical Upper Stevens sand producer which generally average 250,000 barrels of oil. Several continuous months of producing the well is necessary to determine what the water cut will do which will allow us to make a much better estimate of reserves.

The 120-day "continuous drilling string" as defined in our Enron lease started 30 days after release of the drilling rig, which makes a spud commitment for next well by April 6, 1998.


PROPOSED #61-9 WELL
-------------------

The proposed #61-9 well is a directional/horizontal, 10,800 foot test for four different Stevens sand targets with total reserves in excess of 1,000,000 Bbls of oil and 1.0 BCF of gas.

The uppermost target is the A/B Sand Member of the Upper Stevens 71X sand, which is currently producing in the #18R-3 well. The #61-9 well location is west and up-dip of the abandoned #71X-9 well, which was completed flowing water free for 175 BOPD from the A/B Sand. As previously mentioned, McFarland Energy irreparably damaged the #71X-9 well when they put it on pump after the well had been free flowing oil and gas for 12 months. The well never made a drop more of oil and was pre-maturely abandoned. The #61-9 well is a low risk prospect for 250,000 bbls of oil and 250,000 mcf gas in the A/B Sand alone. It should encounter 30 - 45 feet of A/B sand some 25 feet structurally high to the #71X-9 well and should be capable of flowing water free at rates of 200 BOPD and 200 MCFPD.

The second target we will encounter is the Upper Stevens "C" Sand which tested in the #18R-3 well at 100 BOPD and 300 BWPD. The C Sand is a secondary target due to the high water production rates in the #18R-3 well. It should add some reserve value even if it has a high water cut, but could add significant value if the water cut is diminished. Lower water cuts may be expected at the 61-9 location on the west flank of the structure if there is a hydrodynamic trapping component to this reservoir. Briefly, this works by having a strong water influx from the up-dip direction away from the basin (East) while the hydrocarbons are being generated from the down dip basin (West). At the #18R-3 location we may be near the oil/water trap interface. Low side potential reserves are 50,000 Bbls oil and high side reserves are 200,000 Bbls oil from this zone alone.

The third target to be encountered is the Middle Stevens sand. McFarland Energy only tested this zone in one down-dip well, the #18X-3 and got no oil, water or gas entry. This was probably due to a combination of an extremely poor completion and the sand being encountered structurally low, off the flank of the structure. We should encounter the Middle Stevens sand package approximately 50 feet high to the #18X-3 well at the crest of the structure. Since there is no production information on this zone and because it has greater stratigraphic variability, we consider it to be a secondary target at this time. Nonetheless, it is a legitimate 1,000,000 bbl target with recoverable reserves from the #61-9 well at 100,000 bbls oil and 100,000 MCF gas.

The fourth target is the Lower Stevens Burns Sand. This is the lowermost and primary target of the #61-9 well. Unlike the Upper Stevens sands, the Burns Sand is more continuous and hence, more predictable. Because it is finer grained and contains more silt it is less prolific from an equal amount of perforations than the Upper Stevens sands. The Burns Sand has only been completed from the #82X-9 well, which is still producing about 5 BOPD and 50 BWPD with Target Drilling as operator. The #82X-9 well had initial production of 216 BOPD with first two weeks production leveling off at 130 BOPD 105 MCFPD and no water. Because of the oil having a tough time moving through this zone, the #82X-9 well has only made 43,000 Bbls oil to date from 30 feet of vertical perforations. This production data highlights the fact that these Lower Stevens sands have a producibility problem that leaves them as unattractive targets for

                                                               February 16, 1998

vertical completions. This makes them an excellent candidate for a horizontal completion. The Burns Sand reservoir maps out as 150 acres in size and may contain 1 million barrels of oil and 1 BCF of gas of total recoverable reserves. Target recoverable reserves from the #61-9 well are 500,000 barrels oil and 500,000 mcf gas from a horizontal completion, which is discussed below.

#61-9 WELL DESIGN
-----------------

The #61-9 well has been designed to test all four target zones in the safest and most economical manner possible. A great deal of research and planning has gone into this design, but just the basic steps and some of the logic involved will be discussed here. The drilling design is set up into two separate stages:

Stage 1: Drill a straight 8-3/4" hole to just above the #71-X sand (target #1). At this point we will install the mud loggers and begin drilling a standard (3.6 degrees/100') directional hole until we achieve a 33 degree angle just below the Middle Stevens Sand (target #3). We will hold the 33 degree angle for an additional 500 feet until we have penetrated the Burns Sand (target #4). At this point we will run electric logs and analyze all four targets. If any of the upper three targets are indicated productive we will run 5-1/2" casing for a completion. As our primary target is a horizontal completion in the Burns Sand, if it is indicated productive we will run the 5-1/2" casing to just above the top of the Burns Sand and set a cement plug across the bottom of the hole.

Stage 2: The drilling rig will be released and a work-over rig will rig up. The work-over rig will clean out the casing and polish off the cement plug at the top of the Burns Sand to prepare the hole for the short radius horizontal drilling contractor - Vector Horizontal. Vector uses a very low cost bottom hole assembly on license from Amoco Oil to drill a short radius horizontal section with a standard work over rig equipped with a power swivel. The fact that the hole will already be at a 33 degree angle makes the job significantly easier for Vector. It has also saved us the full cost of a horizontal drilling job with a high cost drilling rig assembly. Vector will drill the build section to 91 degrees in under 40 vertical feet and then begin drilling the lateral section. We will attempt to drill up to 800 feet of lateral section all within the oil column of the Burns Sand. We will drill under-balanced or as near to it as possible to avoid any formation damage to the reservoir. This is another advantage to this method as opposed to an open hole drilling rig horizontal set-up which could not drill under-balanced.

Completion: While the completion rig is still set-up we will flow test the Burns Sand from the open hole lateral section. If any sand is produced, a 2-7/8" slotted liner will be run inside of the 5-1/2" casing. If sand is not indicated, the completion will be "bare foot" or without any inside liner against the formation. This is the best method possible for completing a sensitive formation such as the Lower Stevens sands. After we have flow tested the Burns Sand the completion rig will be released.

Depending on the flow characteristics of the Burns Sand, the A/B Sand may be perforated and added the Burns Sand production for a co-mingled completion. There are several other options for a dual completion, which will be discussed at a later date.

We predict that with 800 feet of horizontal perforations initial production in the Burns Sand may be on the order of 1000 BOPD stabilizing at 200 - 400 BOPD and 200 - 400 MCFPD for the first year.

                                                               February 16, 1998


With current oil prices around $14/bbl oil for this 37 gravity crude, pay-out for this well at a 300 BOPD average first year's rate would be about 1 year. A separate AFE sheet will be provided showing expected drilling and completion costs.

A target zone summary follows:

--------------------------------------------------------------------------------
TARGET ZONE                 DEPTH           TARGET RECOVERABLE RESERVES
                            (measured)
--------------------------------------------------------------------------------
A/B SAND                     8920                    250,000 BBLS OIL
                                                     250,000 MCF GAS
--------------------------------------------------------------------------------
C SAND                       8980                    100,000 BBLS OIL
--------------------------------------------------------------------------------
MIDDLE STEVENS               9725                    100,000 BBLS OIL
                                                     100,000 MCF GAS
--------------------------------------------------------------------------------
BURNS SAND                   9941                    500,000 BBLS OIL
                                                     500,000 MCF GAS
--------------------------------------------------------------------------------
#61-9 TARGET                                         950,000 BBLS OIL
RESERVES                                             850,000 MCF GAS
--------------------------------------------------------------------------------

We have currently contracted both a drilling rig and a work-over rig to start work in late March. This location is not within a water percolation pond like the #18R-3 was and should be easily accessible.

ADDITIONAL POTENTIAL
--------------------

With a successful completion in the #61-9 Burns Sand we would propose waiting to analyze production before pursuing an additional horizontal well from the east side of the structure. If the Upper Stevens A/B sand is successful at the #61-9 well location, at least one additional Upper Stevens location west of the #61-9 well would be proposed after a consistent production history was established.
If production is established in the Middle Stevens zone additional drilling locations and horizontal vs. vertical completions will be studied further.

We are currently working with KOCH Oil Company who currently purchases our crude to install a gas pipeline to their gas processing plant. This would be an approximately 4 mile pipeline from the end of the existing Pioneer Canal dual 4" pipelines. We are negotiating purchase of these lines from the current owners. One line would be used as a continuation to sell gas to KOCH Oil and the other may be used as a water disposal line. Very close to the end of the line is an abandoned shallow well that could be re-entered and used as a saltwater disposal well. This option is being pursued and we are in the permitting process with the surface owners and the Division of Oil & Gas. Having our own disposal well would allow us to produce as much water as we needed and may make the economics of the "C" zone in the #18R-3 well more attractive. With additional drilling in the field we will need all the disposal capacity we can get. Not have to truck the water to an outside disposal facility would be a real bonus.

                                                               February 16, 1998



As previously mentioned, there is significant deeper potential in the Pulv fractured zone and the Olcese zone under the existing land block at Pioneer Canal. We are currently negotiating with Enron to acquire additional acreage to pursue this play. This topic will be discussed in detail in a separate report.


                                                 Sincerely,



                                                 /s/ Jeffrey K. Vaughan
                                                 Jeffrey K. Vaughan
                                                 President

                          PIONEER CANAL #61-9 PROSPECT

TABLE OF CONTENTS

I.                                                         Page
                                                           ----
     Author                                                 1

     Purpose of report                                      1

II.

     Introduction                                           2

     Abstract                                               2

     Field Information                                      2

     Land Status                                            2

III.

     Targets                                                3

      Table 1.  Target Zone Summary                         4

     Well Design                                            4

     Additional Potential                                   5

     Reserves Calculation                                   5

IV.
     EXHIBITS:
     1.          Index Map of San Joaquin Basin, California, USA
     2.          Bakersfield Arch Stevens Sand Statistics
     3.          Land Map
     4.          Structure Map Top Upper Stevens
     5.          Isopach "A-B" Member Upper Stevens 71X Sand
     6.          Structure Map Top Lower Stevens
     7.          Structure Map Lower Stevens
     8.          Cross Section D-D'
     9.          Cross Section F-F'
     10.         Short Form Lease with Land Description
     11.         Proven Undeveloped Reserves
     12.         Probably Additional Reserves
     13.         Professional Resume of Jeffrey K. Vaughan

                        PIONEER CANAL #61-9 PROSPECT




AUTHOR
------

Jeffrey K. Vaughan is President of Vaughan Exploration, Inc., a California Corporation, has 15 years of professional experience in the oil industry as a petroleum geologist. I am Certified Petroleum Geologist #5066 through the Division of Professional Affairs with the American Association of Petroleum Geologist and have been a member in good standing with the AAPG for 15 years. I have a Bachelors of Science degree from the University of California Davis in Geology. I was a staff geologist with R.H. Vaughan & Associates for 7 years, a consultant and a staff geologist with Naham & Weagant Energy Co. for 4 years and have been a consultant and president of Vaughan Exploration, Inc., for the last 4 years. I am also vice president of Vaughan Production Co. All of my experience is in California and the Pacific region of the U.S. Vaughan Exploration, Inc. provides geological and geophysical consulting services and develops and participates in California exploration and production plays.

Vaughan Exploration, Inc. discloses that it has a 1.3333% overriding royalty in the #61-9 play at Pioneer Canal. Vaughan Production Co. has a non-promoted 10% working interest and a 1.0% overriding interest in the #61-9 well.



REPORT
------

This report was prepared for the purpose of submission to the Vancouver Stock Exchange and will also be submitted to the working interest participants of the subject well.

                                                                  March 11, 1998



                          PIONEER CANAL #61-9 PROSPECT
                          ----------------------------


ABSTRACT
--------

This is a prospect for participation in the drilling of a development well in the Pioneer Canal area of the Canal Oil field in Kern County, California. The proposed Production Specialties Co. "Pioneer Canal" #61-9 well is a directional/horizontal, 10,800 foot development well for four different Miocene age Stevens sand targets with total potential proven undeveloped reserves of 950,000 Bbls of 37 gravity oil and 850,000 MCF of 1300+ BTU gas. The proposed well coordinates are 1650' West and 435' South of the NE corner of Section 9, T.30S/R.25E, MDB&M, Kern County, California. The well is due to spud in mid April 1998 and, if successful, will be selling oil by June 1st.

INTRODUCTION
------------

The Stevens sands on the Bakersfield Arch in the southern San Joaquin basin have produced over a billion barrels of oil and 1 TCF of gas over the last 70 years. The Pioneer Canal field lies in the central area of the Bakersfield Arch and is surrounded by large productive fields. Every one of these fields is still in production today and active exploration efforts continue for this prolific reservoir.

FIELD INFORMATION
-----------------

The principal property is referred to as the Pioneer Canal area of the Canal Oil field located in Township 30 South Range 25 East, Sections 3,4,9,10 in Kern County, California. The Canal Oil Field and the Pioneer Canal area are separate, anticlinal structures at the target Stevens sand depths of 8900 - 10,500 feet. The principal producing interval in these fields is the Stevens Formation of Miocene age. The surface is owned by the Kern County Water Bank Authority and is currently non-farmed, fallow land. There is year round access off of existing gravel roads.

The Pioneer Canal area was first explored in 1938 by Shell Oil who drilled a dry hole well off the crest of the structure as now defined by current well control and seismic data. Several other dry holes were drilled in the general area, with the first production established in 1988 by McFarland Energy, Inc. That well and several others were irreparably damaged and prematurely abandoned. In the fall of 1997 Production Specialties, et al re-entered the abandoned #18R-3 well in the field and re-drilled a horizontal well into the Upper Stevens for initial production of 400 BOPD clean oil and 375 MCFpd.


LAND
----

The current land block is 240 acres under lease from Enron Oil & Gas. The initial well (Production Specialties #18R-3-RD1) was drilled in September 1997 and is holding 40 acres of this 240 acre lease by production. If productive the #61-9 well would also hold 40 acres and provide the opportunity for this group to drill at lease one additional well on the remaining undeveloped 160 acres. Under terms of the Enron lease, the final obligation well after the #61-9 would need to be commenced by approximately June 1999. If the additional well is not drilled by this date the remaining 160 acres on this lease would revert to Enron. The lessees are currently negotiating with Enron to increase the spacing unit size to 80 acres per well.

                                                                  March 11, 1998



One additional operator - Target Drilling has a 20 acre lease within the field boundaries held by current Lower Stevens sands production. This property may be pursued for acquisition at a future date by the #61-9 working interest participants. It is not of immediate strategic importance for the play, nor does it pose an immediate threat to drainage from the #61-9 well.

TARGETS IN THE #61-9 WELL
-------------------------

The proposed #61-9 well has four individual targets in the Stevens sands.

TARGET #1     The uppermost target is the A/B Sand Member of the Upper Stevens, which is currently producing in the Production Speicalties #18R-3 well. This is one of the two principle targets in the #61-9 well and should be encountered at approximately 8920' TVD. The #61-9 well location is west and up-dip of the abandoned #71X-9 well, which was completed flowing water free for 175 BOPD from the A/B sand. The original operator irreparably damaged the #71X-9 well when they put it on pump after the well had been free flowing oil and gas for 12 months. The well never made a drop more of oil and was pre-maturely abandoned after producing only 26,000 barrels of oil in 9 months.

The #61-9 well is a low risk prospect for 250,000 bbls of oil and 250,000 mcf gas in the A/B Sand alone. It should encounter 30-45 feet of A/B sand some 25 feet structurally high to the #71X-9 well and should be capable of flowing water free at rates of 200 BOPD and 200 MCFPD.

TARGET #2     The second target is the Upper Stevens "C" Sand which tested in the #18R-3 well at 100 BOPD and 300 BWPD. The C Sand is a secondary target due to the high water production rates in the #18R-3 well. It should be encountered at approximately 9060' TVD. It should add some reserve value even if it has a high water cut, but could add significant value if the water cut is diminished. Potential reserves for this zone are 100,000 Bbls oil.

TARGET #3     The third target to be encountered is the Middle Stevens Sand.
McFarland Energy only tested this zone in one down-dip well, the #18X-3 and got no oil, water or gas entry. This was probably due to a combination of an extremely poor completion and the sand being encountered structurally low, off the flank of the structure. We should encounter the Middle Stevens Sand package approximately 50 feet high to the #18X-3 well at the crest of the structure, at a TVD of 9650'. Since there is no production information on this zone and because it has greater stratigraphic variability, we consider it to be a secondary target at this time. None the less, it is a legitimate 1,000,000 bbl target with recoverable reserves from the #61-9 well at 100,000 bbls oil and 100,000 MCF gas.

TARGET #4     The fourth target is the Lower Stevens Sand.  This is the
lowermost and primary target of the #61-9 well. It should be encountered at 9840' TVD. Unlike the Upper Stevens sands, the Burns Sand is more continuous and hence, more predictable. Because it is finer grained and contains more silt it is less prolific from an equal amount of perforations than the Upper Stevens sands. The Burns Sand has only been completed from the #82X-9 well, which is still producing about 5BOPD and 50BWPD with Target Drilling as operator. The #82X-9 well had initial production of 216 BOPD with first two weeks production leveling off at 130 BOPD 105 MCFPD and no water. Because of the oil having a tough time moving through this zone, the #82X-9 well has only made 43,000 Bbls oil to date from 30 feet of vertical perforations. This production data highlights the fact that these Lower Stevens sands have a producibility problem that leaves them as unattractive targets for vertical completions. This makes them an excellent candidate for a horizontal completion. The Burns Sand reservoir maps out as 150 acres in size and may contain 1 million barrels of oil and 1 BCF of gas of total recoverable reserves. Target recoverable reserves from the #61-9 well are 500,000 barrels mcf gas from a horizontal completion, which is discussed below:

Page 4
                                                                  March 11, 1998



A target zone summary follows:

---------------------------------------------------------------------------
TARGET ZONE          DEPTH          CATEGORY           TARGET RECOVERABLE
                      TVD                                  RESERVES
                True Vertical
---------------------------------------------------------------------------
A/B SAND             8920        PROVEN UNDEVELOPED     250,000 BBLS OIL
                                                        250,000 MCF GAS
---------------------------------------------------------------------------
C SAND               9060        PROBABLE ADDITIONAL    100,000 BBLS OIL
---------------------------------------------------------------------------
MIDDLE STEVENS       9650        PROBABLE ADDITIONAL    100,000 BBLS OIL
                                                        100,000 MCF GAS
---------------------------------------------------------------------------
BURNS SAND           9840        PROVEN UNDEVELOPED     500,000 BBLS OIL
                                                        500,000 MCF GAS
---------------------------------------------------------------------------
#61-9 TARGET                                            950,000 BBLS OIL
RESERVES                                                850,000 MCF GAS
---------------------------------------------------------------------------


#61-9 WELL DESIGN
-----------------

The #61-9 well has been designed to test all four target zones in the safest and most economical manner possible. A great deal of research and planning has gone into this design, but just the basic steps and some of the logic involved will be discussed here. The drilling design is set up into two separate stages.

Stage 1: Drill a straight 8-3/4" hole to just above the #71-x sand (target 1). At that point we will install the mud loggers and begin drilling a standard (3.6 degrees/100') directional hole until we achieve a 33 degree angle just below the Middle Stevens Sand (target #3). We will hold the 33 degree angle for an additional 500 feet until we have penetrated the Burns Sand (target #4). At this point we will run electric logs and analyze all four targets. If any of the upper three targets are indicated productive we will run 5-1/2" casing for a completion. As our primary target is a horizontal completion in the Burns Sand, if it is indicated productive we will run the 5-1/2" casing to just above the top of the Burns sand a set a cement plug across the bottom of the hole.

Stage 2:  The drilling rig will be released and a work-over rig will rig up.
The work-over rig will clean out the casing and polish off the cement plug at the top of the Burns sand to prepare the hole for the short radius horizontal drilling contractor - Vector Horizontal. Vector uses a very low cost bottom hole assembly on license from Amoco Oil to drill a short radius horizontal section with a standard work over rig equipped with a power swivel. The fact that the hole will already be at a 33 degree angle makes the job significantly easier for Vector. It has also saved us the full cost of a horizontal drilling job with a high cost drilling rig assembly. Vector will drill the build section to 91 degrees in under 40 vertical feet and then begin drilling the lateral

Page 5
                                                                  March 11, 1998


section. We will attempt to drill up to 800 feet of lateral section all within the oil column of the Burns Sand. We will drill under-balanced or as near to it as possible to avoid any formation damage to the reservoir. This is another advantage to this method as opposed to an open hole drilling rig horizontal set-up, which could not drill, under-balanced.

Completion: While the completion rig is still set-up we will flow test the Burns Sand from the open hole lateral section. If any sand is produced, a 2-7/8" slotted liner will be run inside of the 5-1/2" casing. If sand is not indicated, the completion will be "bare foot" or without any inside liner against the formation. This is the best method possible for completing a sensitive formation such as the Lower Stevens sands. After we have flow tested the Burns Sand the completion rig will be released.

Depending on the flow characteristics of the Burns Sand, the A/B Sand may be perforated and added to the Burns sand and production for a co-mingled completion. There are several other options for a dual completion, which will be discussed at a later date.

We predict that with 800 feet of horizontal perforations initial production in the Burns Sand may be on the order of 1000 BOPD stabilizing at 200-400 BOPD and 200-400 MCFPD for the first year. The oil is light, sweet crude 37 gravity crude and the gas varies from 1250 to 1525 BTU. There is no sulfur in either the crude or gas. All of these reservoirs are combination solution gas/water drive.

ADDITIONAL POTENTIAL
--------------------

With a successful completion in the #61-9 Burns Sand we would propose waiting to analyze production before pursuing an additional horizontal well from the east side of the structure. If the Upper Stevens A/B sand is successful at the #61-9 well location, at least one additional Upper Stevens location west of the #61-9 well would be proposed after a consistent production history was established.
If production is established in the Middle Stevens zone additional drilling locations and horizontal vs. vertical completions will be studied further.

We are currently working with KOCH Oil Company who currently purchases our crude to install a gas pipeline to their gas processing plant. This would be an approximately 4 mile pipeline from the end of the existing Pioneer Canal dual 4" pipelines. We are negotiating purchase of these lines from the current owners. One line would be used as a continuation to sell gas to KOCH Oil and the other may be used as a water disposal line. Very close to the end of the line is an abandoned shallow well that could be re-entered and used as a saltwater disposal well. This option is being pursued and we are in the permitting process with the surface owners and the Division of Oil & Gas.

There is significant deeper potential in the Miocene, Pulv fractured zone at approximately 10,700 feet and the Olcese zone at approximately 11,800' under the existing land block at Pioneer Canal. A nearby exploratory effort for this zone expected to drill in the fall 1998 may prove up this zone under the existing Pioneer Canal land block.

RESERVES CALCULATIONS
---------------------

The reserve numbers for the two primary target zones are classified as proven undeveloped reserves (PUD). The reserve numbers listed in the table below and on the enclosed spreadsheets were calculated based on comparison with comparable Stevens producing wells in the Bakersfield Arch and on geological and petrophysical statistics as listed on table #1. Some of the numbers used in the

Page 6
                                                                   March 11,1998


reserves calculations are published in the State of California Department of Conservation Division of Oil and Gas 1985 Guidebooks and accompanying articles on Stevens producing fields. Other reservoir parameter numbers are from the actual published Pioneer Canal field petrophysical data such as electric logs, core data and field performance data. The reserve numbers all reflect before income tax values. The reserves numbers for the additional potential zones are discounted at 60 to 80% of the Proven Undeveloped Reserves.

Further data was used from discussions and knowledge of local industry sources and the knowledge of the author who has worked in this basin for 15 years. The author has visited this field and is knowledgeable with Stevens sands exploration and production.

Two oil price scenarios are included: one is at the price as of the date of this report as paid by KOCH Oil, the current purchaser of the crude. The other is a quote from the same purchaser of what the average price for the last ten years that they would have paid for this crude. The gas price is a direct quote from KOCH Oil, the expected gas purchaser. The group is currently in negotiations with KOCH Oil to purchase the gas and install an approximately 4 mile pipeline to KOCH's gas processing facility. KOCH would finance, install, own and operate the line and the group would guarantee repayment of the installation through production of the well.

The values reported for the individual reserve cases may not necessarily reflect the fair market value of the reserves.






                                   /s/ Jeffrey K. Vaughan

                                   Jeffrey K. Vaughan
                                   President, Vaughan Exploration, Inc.

BAKERSFIELD ARCH STEVENS SAND STATISTICS

                                                            Cumulative                       Petrophysical Parameters
                                                            Production
FIELD                    Discovery           IP Oil              OIL        Oil grav.     Avg. Depth       Porosity       Perm.
                            Date             IP Gas              GAS         Gas BTU                          %          md (air)
Canal                      1937             2115 bopd         25.6 MMBO          35          8000'          15-30        10-1000
                                            1900 mcfpd        26.6 BCF       1200 btu                                  22 200 avg.

Canfield Ranch/            1938              250 bopd         36 MMBO            28          8100'            26              75
Gosford                                      100 mcfpd        36 BCF         1000 btu

Coles Levee                1938              805 bopd        162.3 MMBO         33-49        8500'            20          0-7500
North                                     18,000 mcfpd       246 BCF         1050 btu                                     115 avg

Coles Levee                1938              885 bopd         30.7 MMBO         30-56        9800'            18          0-1000
South                                       5600 mcfpd       103 BCF         1048 btu                                      35 avg

Landslide                  1985             2000 bopd         13.3 MMBO          28         11250'            19%        50-400 md
                                             405 mcfpd         4.8 BCF            -                                       130 avg.

Paloma                     1939             1475 bopd         43.2 MMBO         33-55      10,200'            20%        20-100 md
                                            2125 mcfpd           na           980-1330 btu

Rio Viejo                  1975              691 bopd          7.3 MMBO          30        14,100'            15%         28 md
                                             140 mcfpd         2.3 BCF         1400 btu

San Emidio Nose            1958              549 bopd         20.1 MMBO          32        12,600'            17%         25 md
                                              62 mcfpd         6.3 BCF           -

Strand                     1939             1042 bopd         17.3 MMBO          35          8350'            23%        278 md
                                             800 mcfpd        14.0 BCF         1275 btu

Ten Section                1936              744 bopd         83.2 MMBO          36          8000'            20%        140 md
                                          12,500 mcfpd       184 BCF           1000 btu

Yowlumne                   1974              428 bopd        100 MMBO            32        12,300'            19%         75 md
                                             263 mcfpd        88.7 BCF         1300 btu
-----------------------------------------------------------------------------------------------------------------------------------
Area Average                                 999 bopd         49 MMBO            35 grav   10,109'            20%        109 md
                                            3809 mcfpd        69 BCF           1150 BTU

                                                   Water
                   Saturation                Salinity                    Rw       Orig. Oil         Orig. Gas
FIELD                Soi          Swi          NaCl         T.D.S.     (ohm/m)     content           content
                                               (ppm)        (ppm)      @77deg    (STB/ac.-ft)     (mscf/ac.ft)
Canal               60%          38%        25,400        24,000        0.22       750            564

Canfield Ranch/     43%          57%        22,200        28,300        0.24       800            900
Gosford

Coles Levee          -           42%        22,000        26,912        0.27       600           3100
North                                                                                            gas cap 8932 mcf/ac.ft.

Coles Levee         32%          55%        21,200        25,392        0.22       440           1366
South

Landslide                        32%          -                         0.58       760            -

Paloma               -           39%          8000-         9000-     0.1-0.9      -             1460
                                            49,000        57,000

Rio Viejo           60%          40%        28,500        30,000        0.24       567            170


San Emidio Nose     47%          38%        16,000        22,000        0.41       700            -


Strand              59%          41%        18,000        20,000        0.36       695            800

Ten Section         42%          55%        24,200        26,400        0.26       622            435
                                                                                                  gas cap 1098 mcf/ac ft.

Yowlumne            65%          33%        12,000        15,000        0.47       620            430
---------------------------------------------------------------------------------------------------------------------------
Area Average        51%          44%        22,000        25,000        0.32       644           1024

EXHIBIT 2

Producer 88 - Revised EOG Form 386 (Rev. 11/90)  James Maples, Assessor-Recorder
California Standard Short Form                   Kern County Official Records

Recording Requested by                           DOCUMENT #:0197133135
and When Recorded Mail to:                       (Barcode omitted)

Jeff Vaughan
_______________________________
6611 Mt. Whitney Dr.
_______________________________
Bakersfield, CA  93309
_______________________________
AP #___________________________
_______________________________

DOCUMENTARY TRANSFER TAX $ 8.25
                         --------
[X] Computed on full value of property conveyed, or
[ ] Computed on full value less items & encumbrances for making thereon at time of sale.

/s/ Jeffrey K, Vaughan
______________________________________
Signature of declarant or agent determining tax, firm name

                           OIL, GAS AND MINERAL LEASE
                                  (Short Form)

     THIS AGREEMENT made this 28th day of March, 1997, between Enron Oil & Gas Company, a Delaware Corporation, 1625 Broadway, Suite 1300, Denver, Colorado 80202, Lessor, and Vaughan Production Co., 6611 Mt. Whitney Dr., Bakersfield, California 93309, Lessee.
                                   WITNESSETH:

     That Lessor hereby leases to Lessee, and Lessee leases from Lessor. In consideration of the covenants of the Lessee set forth in that certain Oil, Gas and Mineral Lease of even date between the parties hereto, which is hereby referred to for the particulars thereof, and for the term and subject to the conditions and provisions and for the purposes set forth in said Oil, Gas and Mineral Lease, all those certain lands situate in the County of Kern, State of California, and particularly described as follows, to wit:

          Township 30 South, Range 25 East, M.D.B.&M.
          -------------------------------------------
          Section 3:     S/2SW/4SW/4, SW/4SE/4SW/4
          Section 4:     S/2SE/4SE/4
          Section 9:     W/2NE/4NE/4, NW/4NE/4, N/2S/2NE/4, E/2NE/4NW/4
          Section 10:     NW/4NW/4, W/2NE/4NW/4, NW/4SW/4NW/4
          Containing 240.00 acres, more or less

     IN WITNESS WHEREOF, said parties have caused this lease to be duly executed as of the date first hereinabove written.

LESSOR:                               LESSEE:

ENRON OIL & GAS COMPANY               VAUGHAN PRODUCTION CO.


By:  /s/ D. Weaver                    By: /s/ Jeffrey K. Vaughan
     ________________________             ________________________
     D. Weaver
     Agent and Attorney-in-Fact       Title: Vice President
                                            _______________________

                                                                      EXHIBIT 10

Exhibit 11

ECONOMIC MODEL                                  PROVEN UNDEVELOPED RESERVES
PIONEER CANAL     #61-9 WELL                    DEVELOPMENT WELL
                  CASE #1    GAS PRICE  $2.75   Estimated current price for 1300
                                                 BTU gas from KOCH Oil
                             OIL PRICE  $12.05  3/10/98 Price for 37 gravity
                                                 oil (lowest price in 12 years)
                                                 KOCH OIL, California
                              NRI       77.50%   Enron LOR 20%, ORRI 2.5%

WELL     #61-9

                          GROSS                    GROSS     TOTAL OP     NRI OP                    AD VAL        CAPITAL
YEAR      Bbls Oil/Yr    Oil $/YR     MCF/YR     GAS $/YR     INCOME     INCOME/YR      BH20/YR     TAX @ 1.2%       COSTS
----      -----------    --------     ------     --------     ------     ---------      -------     ----------       -----
 1          126,000     $1,518,300    126,000     $346,500   $1,864,800  $1,445,220       14,000      $22,378      $1,048,740
 2          83,160      $1,002,078     83,160     $228,690   $1,230,768    $953,845       14,675      $14,769         $70,000
 3          62,370       $751,559      62,370     $171,518     $923,076    $715,384       15,593      $11,077
 4          56,133       $676,403      56,133     $154,366     $830,768    $643,846       18,711       $9,969
 5          50,520       $608,762      50,520     $138,929     $747,692    $579,461       21,651       $8,972
 6          45,468       $547,886      45,468     $125,036     $672,922    $521,515       24,483       $8,075
 7          40,921       $493,098      40,921     $112,533     $605,630    $469,363       27,281       $7,268
 8          36,829       $443,788      36,829     $101,279     $545,067    $422,427       30,133       $6,541
 9          33,146       $399,409      33,146     $91,151      $490,560    $380,184       33,146       $5,887
 10         29,831       $359,468      29,831     $82,036      $441,504    $342,166       29,831       $5,298
            ------                     ------
CUM.
PRODUCTION 564,378                    564,378
           BBLS OIL                   MCF GAS

         OPERATING   TOTAL       TOTAL NET
YEAR     COSTS       WI COST     OP. INCOME        PV 0        PV10        PV 15        PV20
----     -----       -------     ----------        ----        ----        -----        ----
 1       $252,000   $1,323,118    $122,102       $122,102    $110,991    $106,229     $101,711
 2       $293,506     $378,275    $575,570       $575,570    $475,421    $435,131     $399,446
 3       $311,850     $322,927    $392,457       $392,457    $294,735    $258,237     $227,233
 4       $299,376     $309,345    $334,500       $334,500    $228,464    $191,334     $161,229
 5       $288,684     $297,656    $281,805       $281,805    $175,001    $140,057     $113,285
 6       $279,801     $287,876    $233,638       $233,638    $131,772    $100,932      $78,269
 7       $272,806     $280,074    $189,289       $189,289     $97,105     $71,173      $52,812
 8       $267,846     $274,387    $148,040       $148,040     $69,135     $48,409      $34,493
 9       $265,168     $271,055    $109,130       $109,130     $46,271     $30,993      $21,171
 10      $238,651     $243,949     $98,217        $98,217     $37,912     $24,260      $15,911
                                                 --------    -------     --------     --------
                                   NET PV      $2,484,749  $1,666,807  $1,406,754   $1,205,560
                                               ----------  ----------  ----------   ----------

                      CASE #2
           GAS PRICE    $2.75   Estimated current price for 1300 BTU gas from
                                KOCH Oil
           OIL PRICE   $12.05   Average Price for last 10 years or 37 gravity
                                oil) KOCH OIL, California
             NRI       77.50%   Enron LOR 20%, ORRI 2.5%

WELL     #61-9

                          GROSS                    GROSS     TOTAL OP     NRI OP                    AD VAL        CAPITAL
YEAR      Bbls Oil/Yr    Oil $/YR     MCF/YR     GAS $/YR     INCOME     INCOME/YR      BH20/YR     TAX @ 1.2%      COSTS
----      -----------    --------     ------     --------     ------     ---------     -------     ----------       -----
 1          126,000     $2,400,300    126,000     $346,500   $2,746,800  $2,128,770       14,000      $22,378      $1,048,740
 2          83,160      $1,584,198     83,160     $228,690   $1,812,888  $1,404,988       14,675      $14,769         $70,000
 3          62,370      $1,188,149     62,370     $171,518   $1,359,666  $1,053,741       15,593      $11,077
 4          56,133      $1,069,334     56,133     $154,366   $1,223,699    $948,367       18,711       $9,969
 5          50,520        $962,400     50,520     $138,929   $1,101,329    $853,530       21,651       $8,972
 6          45,468        $866,160     45,468     $125,036     $991,197    $768,177       24,483       $8,075
 7          40,921        $779,544     40,921     $112,533     $892,077    $691,360       27,281       $7,268
 8          36,829        $701,590     36,829     $101,279     $802,869    $622,224       30,133       $6,541
 9          33,146        $631,431     33,146      $91,151     $722,582    $560,001       33,146       $5,887
 10         29,831        $568,288     29,831      $82,036     $650,324    $504,001       29,831       $5,298
            ------                     ------
CUM.
PRODUCTION 564,378                    564,378
           BBLS OIL                   MCF GAS

         OPERATING   TOTAL       TOTAL NET
YEAR     COSTS       WI COST     OP. INCOME        PV 0        PV10        PV 15        PV20
----     -----       -------     ----------        ----        ----        -----        ----
 1       $252,000   $1,323,118     $805,652        $805,652    $732,338    $700,918     $671,108
 2       $293,506     $378,275    $1,026,713     $1,026,713    $848,065    $776,195     $712,539
 3       $311,850     $322,927      $730,814       $730,814    $548,841    $480,876     $423,141
 4       $299,376     $309,345      $639,022       $639,022    $436,452    $365,520     $308,009
 5       $288,684     $297,656      $555,874       $555,874    $345,198    $276,269     $233,461
 6       $279,801     $287,876      $480,301       $480,301    $270,890    $207,490     $160,901
 7       $272,806     $280,074      $411,286       $411,286    $210,990    $154,643     $114,749
 8       $267,846     $274,387      $347,837       $347,837    $162,440    $113,743      $81,046
 9       $265,168     $271,055      $288,947       $288,947    $122,513     $82,061      $56,056
 10      $238,651     $243,949      $260,052       $260,052    $100,380     $64,233      $42,128
                                                   --------    --------    --------     --------
                                      NET PV     $5,546,497  $3,778,107  $3,221,948   $2,793,138

Criteria: Well is a dual zone completion from Upper Stevens and Lower
          Stevens for 1st year avg. production 350 BOPD, 350mcfpd flowing.
          Oil decline is 33% for year 2, 25% year 3, and 10% thereafter.
          Water cut is 10% for year 1, and increases 5%/year until reaching 50% where it stabalizes for years 9 & 10.
          Operating Costs are $2/bbl (gross) for year 1, $3/bbl year 2 and $4/bbl thereafter. Artificial lift in year 2 is a $70,000 Capital cost
          Operating Costs include all lifting, LOE, water disposal and minor workovers and are based on San Joaquin Valley accepted average numbers.
          The gas price is a 3/11/98 quote from KOCH Oil who is negotiating to purchase the gas and finance a pipeline hookup.
          The oil price is held constant in both models and the models do not reflect inflation.

          These models reflect Before Tax cases with the exception of the county assessed Ad Valorem tax.
          NRI OP INCOME AND TOTAL NET OP. INCOME reflect 77.5%NRI.
          The reserve numbers are estimated potential reserves based on the geology of the reservoirs and average comparative Stevens well production.

Exhibit 12

ECONOMIC MODEL                                  PROBABLE ADDITIONAL RESERVES
PIONEER CANAL     #61-9 WELL                    FROM SECONDARY OBJECTIVES
                  CASE #1    GAS PRICE  $2.75   Estimated current price for 1300
                                                 BTU gas from KOCH Oil
                             OIL PRICE  $12.05  3/10/98 Price for 37 gravity
                                                 oil (lowest price in 12 years)
                                                 KOCH OIL, California
                              NRI       77.50%   Enron LOR 20%, ORRI 2.5%

WELL     #61-9

                          GROSS                     GROSS    TOTAL OP     NRI OP                    AD VAL      CAPITAL
YEAR      Bbls Oil/Yr    Oil $/YR     MCF/YR     GAS $/YR    INCOME     INCOME/YR     BH20/YR     TAX @ 1.2%     COSTS
----      -----------    --------     ------     --------    ------     ---------     -------     ----------     -----
 1          44,000      $530,200      22,000      $60,500    $590,700    $457,793      44,000      $7,088       $50,000
 2          29,040      $349,932      14,520      $39,930    $389,862    $302,143      29,040      $4,678
 3          21,780      $262,449      10,890      $29,948    $292,397    $226,607      21,780      $3,509
 4          19,602      $236,204       9,801      $26,953    $263,157    $203,947      19,602      $3,158
 5          17,642      $212,584       8,821      $24,257    $236,841    $183,552      17,642      $2,842
 6          15,878      $191,325       7,939      $21,832    $213,157    $165,197      15,878      $2,558
 7          14,290      $172,193       7,145      $19,649    $191,841    $148,677      14,290      $2,302
 8          12,861      $154,974       6,430      $17,684    $172,657    $133,809      12,861      $2,072
 9          11,575      $139,476       5,787      $15,915    $155,391    $120,428      11,575      $1,865
 10         10,417      $125,529       5,209      $14,324    $139,852    $108,386      10,417      $1,678
            ------                    ------
CUM.
PRODUCTION  197,084                   98,542
            BBLS OIL                  MCF GAS

         OPERATING   TOTAL       TOTAL NET
YEAR     COSTS       WI COST     OP. INCOME        PV 0        PV10        PV 15        PV20
----     -----       -------     ----------        ----        ----        -----        ----
 1       $352,000     $409,088     $48,704        $48,704     $44,272     $42,373      $40,571
 2       $232,320     $236,998     $65,145        $65,145     $53,810     $49,249      $45,210
 3       $174,240     $177,749     $48,859        $48,859     $36,693     $32,149      $28,289
 4       $156,816     $159,974     $43,973        $43,973     $30,033     $25,152      $21,195
 5       $141,134     $143,976     $39,575        $39,575     $24,576     $19,669      $15,909
 6       $127,021     $129,579     $35,618        $35,618     $20,088     $15,387      $11,932
 7       $114,319     $116,621     $32,056        $32,056     $16,445     $12,053       $8,944
 8       $102,887     $104,959     $28,850        $28,850     $13,473     $9,434        $6,722
 9        $92,598      $94,463     $25,965        $25,965     $11,009     $7,374        $5,037
 10       $83,338      $85,017     $23,369        $23,369      $9,020     $5,772        $3,786
                                                  -------     -------     -------      --------
                                   NET PV        $392,114    $259,420   $218,613      $187,595
                                                  -------     -------     -------      --------

CASE #2
           GAS PRICE    $2.75   Estimated current price for 1300 BTU gas from
                                KOCH Oil
           OIL PRICE   $12.05   Average Price for last 10 years or 37 gravity
                                oil) KOCH OIL, California
             NRI       77.50%   Enron LOR 20%, ORRI 2.5%

WELL     #61-9

                          GROSS                    GROSS     TOTAL OP     NRI OP                    AD VAL        CAPITAL
YEAR      Bbls Oil/Yr    Oil $/YR     MCF/YR     GAS $/YR     INCOME     INCOME/YR      BH20/YR     TAX @ 1.2%     COSTS
----      -----------    --------     ------     --------     ------     ---------     -------     ----------      -----
 1          44,000      $838,200      22,000      $60,500    $898,700    $696,493         4,889       $7,088       $50,000
 2          29,040      $553,212      14,520      $39,930    $593,142    $459,685         5,125       $4,678
 3          21,780      $414,909      10,890      $29,948    $444,857    $344,764         5,445       $3,509
 4          19,602      $373,418       9,801      $26,953    $400,371    $310,287         6,534       $3,158
 5          17,642      $336,076       8,821      $24,257    $360,334    $279,259         7,561       $2,842
 6          15,878      $302,469       7,939      $21,832    $324,300    $251,333         8,549       $2,558
 7          14,290      $272,222       7,145      $19,649    $291,870    $226,200         9,527       $2,302
 8          12,861      $245,000       6,430      $17,684    $262,683    $203,580         10,523      $2,072
 9          11,575      $220,500       5,787      $15,915    $236,415    $183,222         11,575      $1,865
 10         10,417      $198,450       5,209      $14,324    $212,773    $164,899         10,417      $1,678
            ------                    ------
CUM.
PRODUCTION  197,084                   98,542
            BBLS OIL                  MCF GAS

         OPERATING   TOTAL       TOTAL NET
YEAR     COSTS       WI COST     OP. INCOME        PV 0        PV10        PV 15        PV20
----     -----       -------     ----------        ----        ----        -----        ----
 1       $195,556     $252,644     $443,849      $443,849    $403,458     $386,148      $369,726
 2       $136,659     $141,337     $318,348      $318,348    $262,955     $240,671      $220,933
 3       $108,900     $112,409     $232,355      $232,355    $174,499     $152,890      $134,534
 4       $104,544     $107,702     $202,586      $202,586    $138,366     $115,879       $97,646
 5       $100,810     $103,652     $175,606      $175,606    $109,052      $87,276       $70,594
 6        $97,708     $100,266     $151,066      $151,066     $85,201      $65,261       $50,607
 7        $95,266      $97,568     $128,632      $128,632     $65,988      $48,366       $35,888
 8        $93,534      $95,606     $107,974      $107,974     $50,424      $35,308       $25,158
 9        $92,598      $94,463      $88,759       $88,759     $37,634      $25,207       $17,219
 10       $83,338      $85,017      $79,883       $79,883     $30,835      $19,731       $12,941
                                                 --------    --------     --------      --------
                                    NET PV     $1,929,057  $1,358,412   $1,176,736    $1,035,246


Criteria: Well is a dual zone recompletion from Upper Stevens "C" Sand and Middle Stevens for 1st year avg. production 122 BOPD, 122mcfpd flowing.
          Oil decline is 33% for year 2, 25% year 3, and 10% thereafter. Capital cost in year 1 is for recompletion in these zones.
          Water cut is held constant at 50%.
          Operating Costs are held constant at $4/bbl. Capital cost is abandoning other zones and recompleting these zones.
          Operating Costs include all lifting, LOE, water disposal and minor workovers and are based on San Joaquin Valley accepted average numbers.
          The gas price is a 3/11/98 quote from KOCH Oil who is negotiating to purchase the gas and finance a pipeline hookup.
          The oil price is held constant in both models and the models do not reflect inflation.

          These models reflect Before Tax cases with the exception of the county assessed Ad Valorem tax.
          NRI OP INCOME AND TOTAL NET OP. INCOME reflect 77.5%NRI.
          The reserve numbers are estimated potential reserves based on the geology of the reservoirs and average comparative Stevens well production.

                                      DAVID E. OLSON
                                      GEOLOGICAL CONSULTANT
                                      CALIFORNIA REGISTERED GEOLOGIST NO. 1789
--------------------------------------------------------------------------------
TELEPHONE (805) 834-5658              2008 CARLTON STREET
                                      BAKERSFIELD, CA 93309



     March 12, 1998


                  Re: PROPERTY REPORT CERTIFICATE
                      PIONEER CANAL #61-9 PROSPECT
                      Sec. 3,4,9,10 T/30S R/25E, Kern County, CA
                      ------------------------------------------


Report Examiner:          David E. Olson
Date of Examination:      3/12/98
Examiner Credentials:     California Registered Geologist No. 1789,
member San Joaquin Geological Society, Pacific Coast Section of the Society of Exploration Geophysicists, San Joaquin Well Logging Society. Consulting petroleum geologist with 31 years experience developing and analyzing exploration and development prospects in the San Joaquin Basin.
Resume: (attached).

Examiner Disclaimer: I Dave Olson and/or any of my affiliates or other company entities have no direct or indirect interest in the subject property. I have no direct or indirect interest in the securities of the issuer, nor of the vendor of this prospect, nor any associate or affiliate of that issuer or vendor. I have no present or past interest in said property, nor any property within a radius of 5 miles of said property.

I have examined the Pioneer Canal #61-9 Prospect submittal as developed by Vaughan Exploration, Inc. I find the geologic picture presented in the report is consistent with the control data and honors the overall, known geologic framework of the area. This is accepted industry practice. Likewise, the reserve and production calculations and resulting cash flow analysis were made in accordance with accepted industry standards. The production data is reasonable and based on analogs from adjacent producing properties.

Based on my analysis of the Pioneer Canal #61-9 Prospect submittal package, I endorse the report as being a valid and credible presentation of the available data.



                                      /s/ David E. Olson

                                      DAVID E. OLSON
                                      CALIFORNIA REGISTERED GEOLOGIST # 1789

DAVID EDWIN OLSON
2008 Carlton Street
Bakersfield, California  93309
(805) 834-5658

EXPERIENCE:   GEOLOGICAL CONSULTANT, Bakersfield, California
-----------   ----------------------

10/85 to   As an independent geological consultant, I contract with various present companies for project work on both an hourly or daily basis. These projects involve office evaluation of prospects, acreage submittal, troublesome wells and reservoirs, and general problems of a geologic nature. Other work involves wellsite geological evaluation on drilling wells. This entails: (1) monitoring of cuttings and drilling mud for shows of oil and gas; (2) recommending to company personnel appropriate testing and logging programs; (3) witnessing such programs and evaluating same; (4) making final recommendations to company personnel based on analysis of available data.

           Some of my clients have been: Atlantic Oil Company, The Termo Company, Blackhawk Oil Company, Nahama & Weagant Energy Company, Sun Oil Company, Diamond Shamrock Oil Company, L.C. Dougan Estate, Paramount Petroleum Corporation, Western States Minerals Corp., and Chuska Energy Company.

           During tenure as an independent consultant I have also developed a large inventory, including database, of exploration conceptual leads and plays in both the San Joaquin and Sacramento Valleys. Three of these plays were sold during 1997 for further 3-D seismic delineation and drilling during 1998.

10/81 to   NAHAMA & WEAGANT COMPANY, Bakersfield, California
           -------------------------
10/85
           Chief Geologist- Was hired chiefly to expand company's base of
           ---------------
           operations to Mid-Continent Area (primarily Oklahoma). As such was responsible for initially assembling data base, and all subsequent prospect generation including coordination of seismic and leasing activities. Mapped and defined numerous prospect areas on Central Oklahoma Platform, of which four were leased and subsequently farmed-out. The four prospects were drilled during late 1983 and the first half of 1984 resulting in an Unconformity Sand wildcat discovery in northern Pottawatomie County. Also generated and farmed-out three San Joaquin Valley Prospects during 83-84. The three were drilled in the latter half of 1984 and resulted in two discoveries: Coffee Road and Tejon Ranch. Developed and oversaw a 1985 joint venture Oklahoma exploratory program with a Houston-based partner.

2/81 to     STAR RESOURCES COMPANY, Bakersfield, California
           ------------------------
10/81
           Exploration Manager - In charge of prospect generation and activities
           -------------------
           of consultants in defining and leasing wildcat and step-out plays in California and Oklahoma. Work directly resulted in Oklahoma deeper pool Hunton discovery, which has produced over 600,000 barrels since November 1981. Recoverable reserves are estimated at 2.5 MM Bbls.

2/80 to     MISSION RESOURCES, Bakersfield, California
           ------------------
2/81
           Vice President - District Manager - Set up and was responsible for
           ---------------------------------
           daily operations and running of new district office. Duties included prospect generation and screening; planning and implementation of wildcat and development wells; coordination and overseeing of various consulting and support groups and personnel necessary for district functions; and supervision of permanent staff of three; all with due consideration to budgetary constraints. Major Belridge Diatomite development project presently making 1000 BOPD initiated during my tenure.

1/79 to    BUTTES RESOURCES COMPANY, Bakersfield, California
           ------------------------
2/80
           District Geologist - San Joaquin Valley. Responsible for prospect
           ---------------------------------------
           generation in San Joaquin Valley. During 1979, mapped and defined six drillable prospects, two of which were subsequently leased and drilled. Also, involved in major Schist discovery and subsequent development at S.E. Arvin during 1979.

10/75 to   TEAL PETROLEUM COMPANY, Bakersfield, California
           ----------------------
1/79
           District Geologist. Along with District Manager, established West
           ------------------
           Coast office for Teal Petroleum in Bakersfield. Responsible for all exploratory and development geologic activities in California. Planned and implemented an exploratory drilling program that included tests in the San Joaquin, Sacramento, Ventura, and Santa Maria Basins, resulting in three discoveries, two gas and one oil. Planned and directed all development drilling activity which included over 100 wells completed in the Edison, San Ardo, and Arroyo Grande steamflood properties, and full development of a 1975 wildcat discovery in the Black Butte gas area of Tehama County. During tenure with Teal, California daily oil production increased from less than 100 barrels per day to approximately 1000 barrels per day.

1/71 to    MOBIL OIL CORP., Los Angeles, California
           ----------------
10/75
           Associate Exploitation Geologist. Responsible for coordination of
           --------------------------------
           geologic activity between exploration and production departments for all active off - and on shore California basins. Duties included detailed and regional reservoir studies involving some computer modeling; and the subsequent programming of field infill, stepout and low to moderate risk exploratory wells. This work resulted in the addition of approximately two million barrels proved oil reserves and fifteen BCF of gas reserves to Mobil's inventory.

3/67 to    MOBIL OIL CORP., Santa Fe Springs, California
           ----------------
1/71
           Senior Exploitation Geologist. Responsible for development geologic
           -----------------------------
           activity in off - and on shore Ventura Basin and Los Angeles Basin. Performed economic and reservoir evaluations, workovers, recompletions and unitization work. Was instrumental in getting Mobil and Arco to recognize the major reservoir potential of the Monterey Shale at S. Elwood Offshore.

5/62 to    MOBIL OIL CORP., Oklahoma City, Oklahoma
           ----------------
3/67
           Exploration Geologist. Major responsibilities included prospect
           ---------------------
           generation and wellsite geology in Arkoma and Anadarko Basins of Oklahoma. As such, participated in the discovery of Lequire Gas field in the large Kinta District of the Arkoma Basin. Also, involved in regional studies and prospect generation in the Illinois, Michigan, Hugoton, and Denver-Julesburg Basins. Did considerable surface geologic mapping in Ouachita Geosyncline of Oklahoma and Arkansas.

1/62 to    MOBIL OIL CORP., Denver Colorado
           ----------------
5/62
           Junior Geologist. Became acquainted with and helped screen district
           ----------------
           prospect submittal while temporarily assigned to Denver Division Office.

EDUCATION:
---------
9/55 to    A.B. Geology. Augustana College, Rock Island, Illinois.
           -------------
6/59 Received Lutheran Higher Education Scholarship for graduate studies 6/59.

9/59 to    Graduate Teaching Assistant. Southern Illinois University,
           ----------------------------
           Carbondale, Illinois.

12/61      Completed all course work for M.S. Degree.

           Special Training. Numerous company and industry sponsored short
           ----------------
           courses.

           PROFESSIONAL ORGANIZATIONS: California Registered Geologist #1789,
           --------------------------
           A.A.P.G., S.P.W.L.A., S.E.P.M., San Joaquin & Oklahoma City Geological Societies, San Joaquin Well Logging Society, A.P.I., S.E.G.

PERSONAL:  Born 7-26-37.
--------
           Married, 4 grown children.

JEFFREY K. VAUGHAN
--------------------------------------------------------------------------------

   Phone 805-832-2001 fax 832-0883


   EXPERIENCE
   -----------------------------------------------------------------------------

   Sept. 1994 to Present
   Consultant Geologist - President, Vaughan Exploration, Inc. Creation, development and interpretation of California oil and gas plays including in-house 3D seismic workstation. Interpretation of 20 California 3D seismic surveys. Consulting geology for Occidental Petroleum Corp., Key Production Co., Enerfin Resources Co., Sunset Exploration, Sierra Minerals Development, Cenex Inc., Royale Operating Co., MacPherson Oil Co. and Production Specialties Co. Continuing management and development of Vaughan Production Co. producing properties in California.

   1990 to Sept. 1994
   Consultant and Staff geologist for Nahama & Weagant Energy Co., Bakersfield CA. Project geologist for Mist gas field, OR. including prospect generation, development and well-site geology. Prospect generation, 2D and 3D seismic interpretation and well-site geology for Sacramento and San Joaquin basins, CA. Development geology and reserves analysis for recompletion and behind pipe potential of existing production and acquisition properties.

   1984 to 1990
   Exploration Geologist, R.H. Vaughan & Associates, Bakersfield CA. Exploration and development geology of San Joaquin and Sacramento basins, CA. Contract Etchegoin Fm. study of Ten Section oil field resulting in 9 new pool gas wells drilled with an 89% success rate. Contract field study of Round Mountain Oil Field used in development drilling, successful pilot water flood and unitization study approved by BLM. Assisted in discovery of a new field wildcat on Bakersfield Arch.

   EDUCATION
   -----------------------------------------------------------------------------
   B.S. Geology, U.C. Davis, 1984
   Continuing Education: AAPG School Short Courses

   HONORS & OTHER QUALIFICATIONS
   -----------------------------------------------------------------------------
   Certified Petroleum Geologist #5066 AAPG
   Active Member - AAPG, San Joaquin Geological Society


                                                                     EXHIBIT 13

                            VAUGHAN EXPLORATION, INC.
                            -------------------------

                                            July 8, 1999

Herriman Oil
Attn: Graeme Sewell

                              Re: PIONEER CANAL #18R-3
                                  --------------------

The Pioneer Canal #18R-3 well has produced 21,722 bbls of 37-gravity oil since first production in December 1997 through June 30, 1999. This production comes from the perforations at 9015-40' and 9064-9115' feet in the Upper Stevens Formation of Miocene age. It has a current average production rate of 42 BOPD and 55 BWPD on beam pump. The current crude price for this gravity oil from our purchaser EOTT is $16.30/bbl.

There is a bridge plug in the hole separating the lower perforations at 9150-9240' from the currently open perforations above. The lower perforations originally swab tested at 100 bopd and 300 bwpd and it is proposed to the working interest partners to remove the bridge plug and co-mingle all the perforations. This zone was originally suspended because of the high water production.



                                                 Sincerely
                                                 /s/ Jeffrey K. Vaughan
                                                 Jeffrey K. Vaughan







                 6611 MT. WHITNEY DR. - BAKERSFIELD, CA - 93309
                       PHONE: 805 832-2001 - FAX: 832-0883

                            VAUGHAN EXPLORATION, INC.
                            -------------------------

                                     June 23, 1999

Herrimen Oil Co.
Attn: Graeme Sewell
(604) 689-1126

     Gentlemen:

                         Re:  Pioneer Canal #61-9 Status
                              --------------------------

To date the #61-9 well has produced 11,400 bbls of 37 gravity oil and approximately 5600 mcf of gas from combined perforations in the Upper and Middle Stevens Sands. The well was originally completed from the Middle Stevens (horizontal) interval below 9700 feet which swab tested at rates up to 600 Bbls/ oil per day. That zone was not capable of flowing on it's own and the Upper Stevens interval from 8965-8978 feet was perforated and added or co-mingled with the Middle Stevens zone.

After perforating the Upper Stevens interval the well flowed (and produced) at rates up to 206 bbls/day. The well went on production February 6th, 199 and is still currently flowing at an average rate of 55 bopd, 5 bwpd and 20 mcfpd of gas. It is usual for an Upper Stevens well to flow for 3 to 12 months and then require a pump.

The next operation on the well will be to install a beam-pumping unit. It is believed that the oil that has been produced to date may only be coming from the Upper Stevens interval, and we will not see any significant contribution from the Middle Stevens zone until we can pump (mechanically lift) the oil out. As the Middle and Lower Stevens zones have lower pressure gradients than the Upper Stevens it is probable that this is the case. The swab tests confirmed that the well could not flow on it's own.

The operator estimates that a pumping unit may be installed within the next 90 days. As long as the well is economically free-flowing on it's own it is probably not justified to kill the current producing zone to install a pump. Stevens wells often do not respond well to being killed prematurely.

                                          Sincerely

                                          /s/ Jeffrey K. Vaughan
                                          Jeffrey K. Vaughan
                                          President
                                          Certified Petroleum Geologist #5066


                 6611 MT. WHITNEY DR. - BAKERSFIELD, CA - 93309
       PHONE: 805 832-2001 - FAX: 832-0883 EMAIL: VONEXPLOR@LIGHTSPEED.NET

                             VAUGHAN PRODUCTION CO.
                             ----------------------


                    PIONEER CANAL - PULV AND OLCESE PROSPECTS
                             Bakersfield Arch Trend
                             Kern County, California


INTRODUCTION
------------
     The Pioneer Canal Pulv Prospect is a play whose time has come by virtue of the recently developed and improved horizontal drilling and completion technology that has enabled the economic development of fractured reservoirs and the recovery of hydrocarbon reserves of a magnitude not heretofore possible.
The North Shafter Oil field (approximately 15 miles northeast of Pioneer Canal) is the most recent example. Since drilling began three years ago Texaco has improved their horizontal drilling and completion techniques with the latest three wells having initial production of over 1000 BOPD net each and stabilizing at around 500 BOPD. The initial discovery vertical well through this section initially produced at approximately 30 BOPD. Reserve numbers for the North Shafter field range as high as 100 MMBO. Other recent Kern County fractured reservoir plays include the Edison fractured schist play recently drilled by Enron/Samedan with 43 MMBO produced from fractured vertical wells to date, the Twisselman Anticline at the Cyrnric Oil being developed by Nuevo Energy with current production over 3000 BOPD from wells drilled in the last 18 months (no reserve figures released), and Occidental Petroleum's purchase of Elk Hills for
3.6 billion dollars of which they placed a great value on reported undeveloped reserves of 480 MMBO from fractured reservoirs.

     Vaughan Production Company presents the Pioneer Canal Pulv Zone Prospect with reserve potential of thirty million barrels from the fractured Pulv Zone. In addition to the fractured Pulv zone, the deeper Olcese sand has reserve potential of 9 million barrels from an untested four way, dip-closed anticline. Both plays are setup by the Berry Petroleum Co. "Pioneer Canal" #66X-10 well located in the SE/4 of Section 10, T.30S/R.25E approximately one mile to the southeast of the recently completed Production Specialties #18R-3 horizontal Stevens well.

     PROSPECT
     --------
     The #66X-10 well was drilled to a total depth of 13,413 feet as a Vedder sand test. The well was abandoned without testing or adequate electric logging on December 26, 1994. The well was located to test the Vedder Sands in a sub-thrust position on the Pioneer Canal anticlinal axis. The well did have remnant oil shows in the deeper Vedder sand, but of great significance was the presence and magnitude of live oil and gas shows from a depth of 10,070 feet to 12,820 feet.

     The stratigraphic section which includes the Pulv and Valv intervals is present over an extensive area on the Bakersfield arch and is predominantly barren of any shows in the few wells that have penetrated this interval. The closest field with production from this equivalent interval is the relatively underdeveloped C and D shale zones of Elk Hills with some 40 million barrels of oil and 170 BCF of gas produced to date with a reported 480 million barrels of proven undeveloped oil reserves. This is supposedly one of OXY's main upside targets with their recent 3.6 billion dollar acquisition of Elk Hills from the US government.

     At Pioneer Canal the Berry well sits off the southeast flank of a four way, dip closed anticlinal high at Pulv stratigraphic time. The anticline is part of a fairly steep, narrow structural nose plunging to the northwest. The well is also in proximity to a large thrust fault, which may have also contributed to fracturing. Normal faulting and the broadening of the nose to the southeast provide trap closure in that direction. The presence of these magnitudes of oil and gas shows on the flank of a closed structure makes this an extremely

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intriguing target.  Live oil and gas shows in the fine grained, lower most Upper
Miocene to Lower Miocene sediments is very rare.  The lithology of the
                                      ---------
formations in this interval includes siliceous shales, silty shales, siltstones, silty sandstones and fine to medium grained sandstones in the Olcese interval.

     There are literally no unproductive four way dip closed structures in the San Joaquin Valley within the productive hydrocarbon window. Shell Oil tried in 1938 to test this deep, old structure with the #87-4 well based on some of the earliest seismic data recorded in California, but drilled off the north-east flank of the structure. The structure was never followed up until Vaughan Production Company developed the Pioneer Canal Vedder Play drilled in 1994 by Berry Oil and Texaco. Vaughan Production Company in the last 15 years has acquired literally every seismic line that has been shot across the structure. We have excellent geologic and geophysical control to show that this is a truly closed feature.

     What caused the occurrence of approximately 2700 feet of live oil and gas shows in an interval that is universally hard, tight and barren? The answer is a fracture system of such magnitude that it embraces several formations ranging
  ---------------
in age from Upper to Lower Miocene.

     STRUCTURAL SETTING
     ------------------
     A review of the structural aspects of this prospect follows. The Pioneer Canal structural nose is one of the "front row" anticlinal features (along with Bowerbank, Canal and Ten Section anticlines) east of and adjacent to the deep great valley Syncline which provides first class hydrocarbon sourcing opportunities.

     This anticline is an old structure, which is most important for Vedder
                          ---
accumulations. Only old structures accumulate and trap Lower and Middle Miocene oil. In contrast most Stevens sand reservoirs are either on young structures or are stratigraphically controlled and thus lower zone tests are usually unsuccessful. As the modern seismic indicates this structure had its beginnings in pre-Vedder time with the break-up of the Sierran shelf basement rocks. The basement rocks themselves and the immediately overlying (Eocene?) sediments are significantly more deformed than the Vedder sands. Episodic pulses of compression and faulting occurred prior to Lower Miocene time. Post Vedder deformation also occurred but to a lesser extent, and thus the rocks of Upper Miocene, Pliocene and younger age are progressively less deformed.

     The major reverse-thrust faults such as the Canal, Pioneer Canal and Northwest Strand faults in this area all had early beginnings. But subsequent episodic activity caused later movement and deformation along these fault zones. These major faults in places provided seals for accumulations such as at the Posuncula Vedder Sand pool in the Strand field. The Canal fault probably provided enough early trapping to accumulate the apparently now escaped Vedder hydrocarbons on the Pioneer Canal nose (Berry #66X-10 well).

     In conclusion it would appear that the early growth of the Pioneer Canal anticlinal nose provided a favorable migration route for hydrocarbons sourced in the deep portions of the basin.

     FRACTURE SYSTEM
     ---------------
     The Pioneer Canal fault obviously had periods of later movement and broke through Upper Miocene formations. The stresses created at the intersection of the Canal and Pioneer Canal faults were probably enormous. That may or may not

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have contributed to subsequent leaking of the oil out of the Vedder Sands at
Pioneer Canal. Perhaps fracturing of the rocks adjacent to these large reverse-thrust faults occurred contemporaneously with their periodic movements and hydrocarbon filling of the resultant fracture zones took place at the time of earliest migration. In any event there is positive evidence that the 3000' thick pre Stevens section above the old Pioneer Canal structural axis is fractured and contains live hydrocarbons.
----------------------------------------

     The orientation and extent of this fracture zone is unknown at this time. Proximity to the Canal fault and the Pioneer Canal structural axis is a probable assumption. However, with a fracture zone some 2700 feet thick as encountered in the Berry #66X-10 well it is safe to assume that it must have some considerable lateral continuity.

     OLCESE ZONE TARGET
     ------------------
     The Olcese Zone is a deeper zone target (12,000') that was penetrated in the Berry well in a down dip position not associated with the Pioneer Canal anticline. This is a prolific, conventional completion zone at the nearby Rio Bravo and Greeley fields where it has produced over 10 MMBbls oil and 3.0 BCF gas. There is approximately 400 acres of four-way dip closure that is centered under the current acreage block at Pioneer Canal.

     As previously mentioned, there are very few un-tested four way dip closed structures at any depth in the San Joaquin Valley, because almost every closure is productive where there are reservoir rocks. The Pioneer Canal structure has already been proven up as productive in the Stevens zones. The presence of oil in the Olcese and Vedder formations in the Berry #66X-10 well where the three-way trap was compromised by the up-dig, leaking fault (originally trapped but subsequently leaked) is very encouraging in terms of oil migrating to and wanting to trap near this structure. Potential reserves in the Olcese zone are on the order of 9 MMBO and 3 BCF gas.

     PROPOSED DRILLING OPERATIONS
     ----------------------------
     This subject will be covered extensively in an additional report with associated costs. In summary, the Pulv Zone Prospect will be drilled from the existing Berry #66X-10 location utilizing the 2520' of surface casing from that well. We will attempt to re-enter the old well bore down to at least 7500 feet, then essentially twin the well down through the Pulv zone to 11,500'. A fracture detection electric logging suite will be run to image the fracture planes that will determine our exact orientation of the horizontal section of the well. The well will be plugged back above the Pulv zone and directionally drilled (orientation as determined from logging) to horizontal. At this state 7" casing will be set. The well will then be drilled out horizontally between 2000 - 4000 feet for the completion in the fractured Pulv zone. This zone will be electrically logged and a completion program including a frac job will be designed and implemented. This is essentially the preferred drilling method used by most contractors in fractured completions currently. Estimated flow rates from the nearest producing analog (North Shafter) are in the 1000 - 2000 BOPD range.

     The Olcese Prospect will be tested from a 12,400' vertical well drilled
from the crest of the Pioneer Canal structure.   This may be a multi-purpose
well since it will penetrate the higher Pulv Zone in a very favorable position. This zone flowed at rates over 1000 BOPD from initial completions at the Greeley field.

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Page 4

     LAND
     ----
     Vaughan Production Company with Brothers Oil & Gas, et al, currently controls 240 acres over the heart of the 800 acre Pulv Prospect and the 400 acre Olcese Prospect. Vaughan Production Co. is currently negotiating with Enron to acquire the rest of the acreage on favorable terms. Several companies including Texaco, Samedan and Seneca (all fractured zone players) have already approached Enron about this play. But as a result of our current Pioneer Canal acreage position Enron has indicated that it makes the most sense for them to deal with us directly. They are currently considering taking a working interest position in the prospect themselves.

TARGET SIZE
-----------
     The exact target size of the fracture zone is unknown due to the low density of well control and complete lack of fracture detection logs at this time, but with the structural control we have from seismic data the following assumptions are reasonable:

     PULV FRACTURE ZONE
     Areal Extent:                          800 Acres
     Effective Fracture Zone Thickness:     500 Feet
     Recovery Factor:                       75 Bbls/Ac. Ft.
                                            ---------------
                                            30,000,000 BBLs Oil
     GOR 300/1                              10 BCF Gas

     OLCESE ZONE
     Areal Extent:                          400 Acres
     Thickness:                             75 Feet
     Recovery Factor:                       300 Bbls/Ac. Ft.
                                            ----------------
                                            9,000,000 BBLs Oil
     GOR 300/1                              3 BCF Gas

     Expected Oil Gravity:      36 - 38 gravity sweet crude
     Expected Gas BTU:          1200 - 1500 BTU

     SUMMARY
     -------
     This is a premium play for over 40 MMBOE with all the pre-requisites (proven producing geologic structure, excellent oil and gas shows) of what is turning out to be one of the hottest exploration targets in the continental US. The San Joaquin Valley fractured plays are being referred to the "The Austin Chalk play of this decade". North Shafter, Twisselman Anticline and Edison fractured Schist plays all had the same criteria with old vertical wells encountering excellent oil and gas shows from "unconventional" and largely uneconomic reservoirs with vertical wells. These fields have all been discovered or economically "re-developed" in the last 18 months. Horizontal drilling and newer fracture technology have unlocked the technical key to exploiting this play. Several of these fields do not share the same benefit as Pioneer Canal with the four-way dip closure. The Olcese target is an incredible bonus and a stand along play in it's own right with an un-tested four-way dip closed anticline in a conventional prolific reservoir.


Enclosures:     Pulv Map, Olcese Map
                Interested parties may view all seismic and geologic data upon request.

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